Form 10-K, Exhibit 13
period 1994-10-31
ROANOKE ELECTRIC STEEL CORP
filed 1995-01-27
CIK 84278

RESCO BUSINESS
     Roanoke Electric Steel Corporation is comprised of the main plant located in Roanoke, Virginia; one division in Salem, Va.; and five wholly-owned subsidiaries with locations in Roanoke, Va., Salem, Va., Montvale, Va., Rocky Mount, Va., Florence, S.C. and Continental, Ohio.
     The main plant melts scrap steel in electric furnaces and continuously casts the molten steel into billets. The billets are later rolled into Merchant Steel Products consisting of Angles, Plain Rounds, Flats, Channels and Reinforcing Bars of various lengths and sizes. The Salem Division also rolls the above products from billets supplied by the main plant, but has been idle since mid-1991 due to market conditions. Billets are also sold for export and to domestic mills without melt facilities.
     The finished products are sold to Steel Fabricators and Steel Service Centers; however, a portion is used as raw materials by John W. Hancock, Jr., Inc. and RESCO Steel Products Corporation, two Salem, Va. subsidiaries, and Socar, Incorporated, a subsidiary operating in Florence, S.C. and Continental, Ohio.
     John W. Hancock, Jr., Incorporated and Socar, Incorporated fabricate open-web steel joists used as supports for roofs, ceilings and floors in the construction of commercial and industrial buildings.
     RESCO Steel Products Corporation fabricates concrete reinforcing steel by cutting and bending rebars to contractors' specifications.
     Shredded Products Corporation, another subsidiary with operations in Montvale and Rocky Mount, Va., produces scrap steel and other metals from junked automobiles and other waste materials. All of the ferrous scrap is used by the main plant as raw materials. A substantial amount of non-ferrous metals produced in the process is sold to unrelated customers.
     Roanoke Technical Treatment & Services, Inc., a Roanoke, Va. subsidiary, was formed in 1990 to license a process for the treatment of electric arc furnace dust. The subsidiary is awaiting various approvals and permits and is uncertain as to a specific time for start-up.

5 YEAR SUMMARY OF OPERATIONS
[CAPTION]

                                                                         YEAR ENDED OCTOBER 31,
                                                  1994            1993            1992            1991            1990
Sales                                         $215,809,228    $167,294,378    $146,036,301    $126,977,104    $166,796,343
Gross earnings                                  33,732,184      22,565,662      17,562,115      12,835,197      30,919,774
Interest expense, net                            1,891,263       1,730,822       2,031,154       2,490,129       1,611,145
Income taxes                                     5,684,150       2,785,168       1,491,474          74,384       5,185,124
Earnings before cumulative effect of change
  in accounting principles                       8,766,435       4,750,106       2,655,006         227,230       8,353,178
Net earnings                                    11,860,375       4,750,106       2,655,006         227,230       8,353,178
Earnings per share of common stock before
  cumulative effect of accounting change              1.65             .90             .50             .04            1.57
Earnings per share of common stock                    2.23             .90             .50             .04            1.57
Dividends per share of common stock                    .61             .48             .48             .48             .53
Total assets at year end                       140,473,510     130,620,435     125,558,910     124,648,573     129,813,963
Long-term debt at year end                      20,729,166      25,521,000      20,486,500      25,452,000      20,907,970

STOCK ACTIVITY
     The Common Stock of Roanoke Electric Steel Corporation is traded nationally over the counter on NASDAQ National Market System using the symbol RESC. At year end, there were approximately 810 shareholders of record.

                                    1994                1993
                                 STOCK PRICES       STOCK PRICES                                 CASH DIVIDENDS
                                 HIGH     LOW       HIGH      LOW                                 1994    1993
First Quarter                   16        12 1/4    12 1/4   10      First Quarter                $.12    $.12
Second Quarter                  18 1/4    15        12 1/2   11      Second Quarter                .12     .12
Third Quarter                   17 3/4    14 1/2    12 3/4   11 3/4  Third Quarter                 .12     .12
Fourth Quarter                  16 1/2    14        13 1/4   10 3/4  Fourth Quarter                .12     .12
                                                                     Extra                         .13

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of Roanoke Electric Steel
Corporation:

   We have audited the accompanying consolidated balance sheets of Roanoke Electric Steel Corporation and its wholly-owned subsidiaries as of October 31, 1994 and 1993, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended October 31, 1994. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Roanoke Electric Steel Corporation and its wholly-owned subsidiaries at October 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1994 in conformity with generally accepted accounting principles.
     As discussed in Notes 5 and 12 to the consolidated financial statements, effective November 1, 1993, the Corporation changed its method of accounting for income taxes and its method of accounting for postretirement benefits other than pensions.

Deloitte & Touche LLP
Winston-Salem, North Carolina
November 18, 1994



Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF EARNINGS                       Year Ended October 31,
                                                1994             1993            1992
SALES....................................... $215,809,228    $167,294,378    $146,036,301
COST OF SALES...............................  182,077,044     144,728,716     128,474,186
GROSS EARNINGS..............................   33,732,184      22,565,662      17,562,115
OTHER OPERATING EXPENSES
  Administrative............................   14,047,008      11,619,320      10,486,643
  Interest, net.............................    1,891,263       1,730,822       2,031,154
  Profit sharing............................    3,343,328       1,680,246         897,838
                                               19,281,599      15,030,388      13,415,635
EARNINGS BEFORE INCOME TAXES AND CUMULATIVE
  EFFECT OF CHANGE IN ACCOUNTING PRINCIPLES    14,450,585       7,535,274       4,146,480
INCOME TAX EXPENSE..........................    5,684,150       2,785,168       1,491,474
EARNINGS BEFORE CUMULATIVE EFFECT OF
  CHANGE IN ACCOUNTING PRINCIPLES...........    8,766,435       4,750,106       2,655,006
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
  PRINCIPLES FOR INCOME TAXES...............    3,093,940               -               -
NET EARNINGS................................ $ 11,860,375    $  4,750,106    $  2,655,006
EARNINGS PER SHARE OF COMMON STOCK
  EARNINGS BEFORE CUMULATIVE EFFECT
    OF ACCOUNTING CHANGE.................... $       1.65    $        .90    $        .50
  CUMULATIVE EFFECT OF ACCOUNTING
    CHANGE FOR INCOME TAXES.................          .58               -               -
NET EARNINGS PER SHARE OF
  COMMON STOCK.............................. $       2.23    $        .90    $        .50

CASH DIVIDENDS PER SHARE OF
  COMMON STOCK.............................. $        .61    $        .48    $        .48


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                                         Capital in
                                                          Excess of                     Treasury Stock
                                   Common Stock            Stated        Retained          (At Cost)
                                Shares        Amount       Value         Earnings      Shares      Amount
BALANCE,
  NOVEMBER 1, 1991............ 5,898,538    $  691,701    $9,349,429    $52,013,038     597,829    $1,194,868
    Stock options exercised...     3,000        21,750             -              -           -             -
    Net earnings..............         -             -             -      2,655,006           -             -
    Cash dividends............         -             -             -     (2,545,121)          -             -
BALANCE,
  OCTOBER 31, 1992............ 5,901,538       713,451     9,349,429     52,122,923     597,829     1,194,868
    Stock options exercised...     1,200         8,700             -              -           -             -
    Net earnings..............         -             -             -      4,750,106           -             -
    Cash dividends............         -             -             -     (2,546,164)          -             -
BALANCE,
  OCTOBER 31, 1993............ 5,902,738       722,151     9,349,429     54,326,865     597,829     1,194,868
    Stock options exercised...    44,000       608,499             -              -           -             -
    Net earnings..............         -             -             -     11,860,375           -             -
    Cash dividends............         -             -             -     (3,254,782)          -             -
BALANCE,
  OCTOBER 31, 1994............ 5,946,738    $1,330,650    $9,349,429    $62,932,458     597,829    $1,194,868


See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS                                          October 31,
                                                                 1994            1993
ASSETS
CURRENT ASSETS
  Cash and cash equivalents................................. $    150,036    $  3,067,418
  Investments...............................................    5,333,895       5,243,735
  Accounts receivable.......................................   34,840,838      28,074,878
  Inventories...............................................   26,969,662      24,069,180
  Prepaid expenses..........................................    1,159,074       1,324,123
  Deferred income taxes.....................................    1,215,551       1,318,196
       Total current assets.................................   69,669,056      63,097,530
PROPERTY, PLANT AND EQUIPMENT
  Land......................................................    3,243,426       3,243,426
  Buildings.................................................   15,712,110      15,121,826
  Other property and equipment..............................   94,942,955      93,677,568
  Assets under construction.................................    9,664,843       2,897,377
       Sub-total............................................  123,563,334     114,940,197
  Less-accumulated depreciation.............................   53,088,234      48,728,280
                                                               70,475,100      66,211,917
OTHER ASSETS
  Unamortized excess of cost of investment in subsidiary
   over net assets acquired.................................      108,777         295,247
  Other.....................................................      220,577       1,015,741
                                                                  329,354       1,310,988
                                                             $140,473,510    $130,620,435
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Current portion of long-term debt......................... $  4,791,834    $  4,965,500
  Notes payable.............................................    6,500,000       6,000,000
  Accounts payable..........................................   16,560,157      11,595,102
  Dividends payable.........................................    1,337,227         636,589
  Employees' taxes withheld.................................      254,965         207,069
  Accrued profit sharing contribution.......................    3,269,640       1,680,246
  Accrued wages and expenses................................    1,764,863       1,536,585
  Accrued income taxes......................................      685,950          69,538
       Total current liabilities............................   35,164,636      26,690,629
LONG-TERM DEBT
  Notes payable.............................................   25,521,000      30,486,500
  Less-current portion......................................    4,791,834       4,965,500
                                                               20,729,166      25,521,000
POSTRETIREMENT LIABILITIES..................................      242,000               -
DEFERRED INCOME TAXES.......................................   11,920,039      15,205,229
COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 7)
STOCKHOLDERS' EQUITY
  Common stock-no par value-authorized 10,000,000
    shares, issued
    5,946,738 shares in 1994 and 5,902,738 in 1993..........    1,330,650         722,151
  Capital in excess of stated value.........................    9,349,429       9,349,429
  Retained earnings.........................................   62,932,458      54,326,865
                                                               73,612,537      64,398,445
  Less-treasury stock, 597,829 shares-at cost...............    1,194,868       1,194,868
       Total stockholders' equity...........................   72,417,669      63,203,577
                                                             $140,473,510    $130,620,435

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS                                Year Ended October 31,
                                                                 1994             1993            1992
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings................................................ $ 11,860,375     $  4,750,106     $  2,655,006
Adjustments to reconcile net earnings to net cash provided
  by operating activities:
   Cumulative effect of change in accounting for
    income taxes............................................   (3,093,940)               -                -
   Postretirement liabilities...............................      242,000                -                -
   Depreciation and amortization............................    7,559,118        7,492,567        7,331,183
   Gain on sale of investments and property,
     plant and equipment......................................    (12,017)        (124,088)          (7,556)
   Deferred income taxes....................................      (88,605)          37,082         (332,561)
   Changes in assets and liabilities which provided
     (used) cash, exclusive of changes shown separately......  (2,054,358)      (2,513,772)      (3,774,704)
Net cash provided by operating activities...................   14,412,573        9,641,895        5,871,368
CASH FLOWS FROM INVESTING ACTIVITIES
   Expenditures for property, plant and equipment...........  (11,744,913)      (5,767,423)      (4,748,599)
   Proceeds from sale of property, plant and
     equipment..............................................      189,849           53,900           31,810
   Purchase of investments..................................   (3,489,816)      (2,159,645)      (1,300,402)
   Proceeds from sale of investments........................    3,342,493        3,150,546        3,861,800
   Other....................................................      783,577         (115,169)        (195,146)
Net cash used in investing activities.......................  (10,918,810)      (4,837,791)      (2,350,537)
CASH FLOWS FROM FINANCING ACTIVITIES
   Notes payable - net......................................      500,000       (6,000,000)       2,500,000
   Cash dividends...........................................   (3,254,782)      (2,546,164)      (2,545,121)
   Increase (decrease) in dividends payable.................      700,638              144              360
   Proceeds from exercise of common stock options...........      608,499            8,700           21,750
   Redemption of long-term debt.............................   (4,965,500)      (4,965,500)      (3,955,970)
   Proceeds from long-term debt.............................            -       10,000,000                -
Net cash used in financing activities.......................   (6,411,145)      (3,502,820)      (3,978,981)
NET INCREASE (DECREASE) IN CASH AND CASH
   EQUIVALENTS..............................................   (2,917,382)       1,301,284         (458,150)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR................    3,067,418        1,766,134        2,224,284
CASH AND CASH EQUIVALENTS, END OF YEAR...................... $    150,036     $  3,067,418     $  1,766,134
CHANGES IN ASSETS AND LIABILITIES WHICH
  PROVIDED (USED) CASH, EXCLUSIVE OF CHANGES
  SHOWN SEPARATELY
   (Increase) decrease in accounts receivable............... $ (6,765,960)    $ (4,001,379)    $ (5,336,296)
   (Increase) decrease in refundable income taxes...........            -                -          950,072
   (Increase) decrease in inventories.......................   (2,900,482)        (338,492)      (2,074,020)
   (Increase) decrease in prepaid expenses..................      165,049         (632,862)         118,667
   Increase (decrease) in accounts payable..................    4,965,055        1,911,486        1,118,639
   Increase (decrease) in employees' taxes withheld.........       47,896           59,132            3,398
   Increase (decrease) in accrued profit sharing
     contribution...........................................    1,589,394          782,408          897,838
   Increase (decrease) in accrued wages and expenses........      228,278           38,806          144,589
   Increase (decrease) in accrued income taxes..............      616,412         (332,871)         402,409
Total....................................................... $ (2,054,358)    $ (2,513,772)    $ (3,774,704)
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION
Cash paid during the period for:
   Interest (net of amount capitalized)..................... $  2,343,960     $  2,219,291     $  2,668,219
   Income taxes............................................. $  5,156,266     $  3,080,957     $    471,554

See notes to consolidated financial statements.


Notes To Consolidated Financial Statements

(Note 1) Summary of Significant Accounting Policies
Principles of Consolidation

The consolidated financial statements include the accounts of Roanoke Electric Steel Corporation and its wholly-owned subsidiaries, Shredded Products Corporation, John W. Hancock, Jr., Inc., Socar, Inc., RESCO Steel Products Corporation and Roanoke Technical Treatment & Services, Inc. ("the Company"). All significant intercompany accounts and transactions have been eliminated.

Inventories

Inventories of the Company, with the exception of John W. Hancock, Jr., Inc., are generally valued at cost on a first-in, first-out (FIFO) method or market, if lower. A major portion of the inventories of John W. Hancock, Jr., Inc. is valued on a last-in, first-out (LIFO) method. LIFO cost is not in excess of replacement or current cost.

Property, Plant and Equipment

These assets are stated at cost. Depreciation expense is computed by straight-line and declining-balance methods. Maintenance and repairs are charged against operations as incurred. Major items of renewals and betterments are capitalized and depreciated over their estimated useful lives. Upon retirement or other disposition of plant and equipment, the cost and related accumulated depreciation are removed from the property and allowance accounts, and the resulting gain or loss is reflected in earnings.

Income Taxes

Prior to November 1, 1993, the Company provided deferred income taxes when timing differences occurred in reporting income and expenses for financial reporting and income tax reporting. Effective November 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). Under SFAS 109, deferred income taxes are provided by the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the future tax consequences of temporary differences between tax bases and financial reporting bases of other assets and liabilities.

Goodwill

The excess of cost over fair value of net assets of acquired subsidiary is amortized using the straight-line method over the estimated benefit period of ten years. At October 31, 1994, accumulated amortization was $1,755,926.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Investments

Investments are those highly liquid debt instruments with maturities in excess of three months and are valued at cost, which approximates market.

Reclassifications

Certain amounts included in the consolidated financial statements for 1993 have been reclassified from their original presentation to conform with the current year presentation.

Revenue Recognition

Revenues from sales are recognized when products are shipped to customers, except for fabrication products which are recognized by the percentage-of-completion method in accordance with industry practice. Sales to an unaffiliated customer amounted to 13% and 10% of consolidated sales for 1994 and 1992, respectively.

(Note 2) Inventories

If the first-in, first-out (FIFO) method of valuing inventories had been used by John W. Hancock, Jr., Inc., consolidated inventories would have been $1,611,460 greater in 1994 and $1,270,534 greater in 1993.

Inventories include the following major classifications:

                                   October 31,
                        1994            1993            1992

Scrap steel......... $ 4,737,074    $ 2,651,005    $ 2,424,757
Melt supplies.......   1,888,830      2,034,790      2,035,380
Billets.............   3,209,030      2,400,164      4,791,501
Mill supplies.......   2,867,779      2,745,971      2,579,926
Finished steel......  14,266,949     14,237,250     11,899,124
Total inventories... $26,969,662    $24,069,180    $23,730,688

(Note 3) Properties and Depreciation

Depreciation expense for the years ended October 31, 1994, 1993 and 1992 amounted to $7,332,833, $7,295,885 and $7,133,711, respectively. Generally, the rates of depreciation range from 3.3% to 20% for buildings and improvements and 5% to 33% for machinery and equipment. Property additions in 1994, 1993 and 1992 included $19,341, $42,418 and $87,275 of interest capitalized, respectively.

(Note 4) Short-Term Debt

The following relates to aggregate short-term borrowings:

                                                                     October 31,
                                                                1994            1993
Notes payable to banks with interest ranging from 5.3625%
  to 5.58% for 1994......................................... $ 6,500,000     $ 6,000,000
Maximum borrowings outstanding at any month end............. $ 6,500,000     $14,000,000
Weighted average loans outstanding to banks................. $ 6,112,329     $11,816,438
Weighted average interest rates for the year................        4.31%           3.52%
Weighted average interest rates at October 31...............        5.45%           3.38%

At October 31, 1994, the Company had lines of credit with various domestic banks aggregating $37,500,000 with $31,000,000 unused. These arrangements are reviewed periodically by the lending banks for renewal, and although not legally binding, commitments have been traditionally honored. These lines of credit do not require compensating balances.

(Note 5) Income Taxes

The Companies file a consolidated federal income tax return. The federal income tax returns through October 31, 1990 have been examined by the Internal Revenue Service with all issues settled.


The following is a reconciliation of income tax expense per consolidated statements of earnings to that computed by using the federal statutory tax rate of 34.33% for 1994, and 34% for 1993 and 1992.


                                                                   Year Ended October 31,
                                                             1994           1993            1992

Federal tax at the statutory rate...................... $ 4,960,886    $ 2,561,993     $ 1,409,803
Increase (decrease) in taxes resulting from:
  State income taxes, net of federal tax benefit.......     560,240        298,397         164,201
  Other items, net.....................................     163,024        (75,222)        (82,530)
Income taxes per consolidated statements of earnings... $ 5,684,150    $ 2,785,168     $ 1,491,474


The components of income tax expense are as follows:

                                             Year Ended October 31,
                                     1994             1993           1992

Current income taxes:
  Federal...................... $ 4,859,095     $ 2,377,778     $ 1,616,181
  State........................     913,660         370,308         207,854
Total current income taxes....   5,772,755       2,748,086       1,824,035
Deferred income taxes:
  Federal......................     (28,059)         65,971        (306,615)
  State........................     (60,546)        (28,889)        (25,946)
Total deferred income taxes...     (88,605)         37,082        (332,561)
Total income taxes............. $ 5,684,150     $ 2,785,168     $ 1,491,474


The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes"(SFAS 109), effective November 1, 1993. The cumulative effect of adopting SFAS 109 on the Company's consolidated statements of earnings was to increase income by $3,093,940 ($.58 per share) for 1994.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes, and operating loss and tax credit carryforwards. As of October 31, 1994, the Company had total deferred tax liabilities of $11,920,039 and deferred tax assets of $1,215,551. Deferred tax liabilities result exclusively from excess tax depreciation, and deferred tax assets result, primarily, from reserves not currently deductible of $1,001,280. There were no valuation allowances.

Under the previous income tax accounting rules, deferred income taxes were provided for significant timing differences in the recognition of revenue and expense for tax and financial statement purposes. The source of these timing differences and the tax effect of each are as follows:



                                    Year Ended October 31,
                                   1993               1992
Attributable to depreciation... $ 155,345          $(136,268)
Other, net.....................  (118,263)          (196,293)
Total deferred income taxes... $  37,082          $(332,561)


(Note 6) Long-Term Debt
   Long-term debt at October 31 consisted of the following:

                                                                   October 31,
                                                              1994            1993

Term loan collateralized by land, buildings and equipment
 at Roanoke plant, payable in quarterly installments of
 $312,500, plus interest at 8.775%. Due September 1,
 1999.....................................................   $ 5,937,500    $ 7,187,500
Term loan collateralized by equipment at Roanoke plant,
 payable in monthly installments of $104,167 beginning
 September 1, 1995. Interest payable monthly at 6.87%.
 Due September 1, 2003...................................     10,000,000     10,000,000
Term loan collateralized by equipment at Roanoke plant,
 payable in annual installments of $1,250,000.
 Interest payable monthly at 8.92%. Due
 November 1, 1999...........................................   7,500,000      8,750,000
Term loan collateralized by capital stock of Socar, Inc.,
  payable in quarterly installments of $382,000.
  Interest payable monthly at the lowest of the Bank' s
  commercial prime rate plus 1/4%, the LIBOR
  rate plus 1.20% or the Bank's 90-day secondary
  certificate of deposit rate plus 11/4%, or the rate can
  be fixed at any time for five years at the five-year
  Treasury note rate plus 2%. Due June 1, 1995 .............   1,146,000      2,674,000
Term loan collateralized by land, buildings and equipment
  at Roanoke plant, payable in quarterly installments of
  $234,375. Interest payable quarterly at the lowest of
  the Bank's commercial prime rate less 1/4%, the LIBOR rate plus 1% or the Bank's varied-term secondary certificate
  of deposit rate plus 1%. Due September 1, 1995............     937,500      1,875,000
Total long-term debt........................................  25,521,000     30,486,500
Less - current portion.....................................    4,791,834      4,965,500
Net long-term debt.......................................... $20,729,166    $25,521,000

Under certain of the loan agreements, the Company must maintain total liabilities, exclusive of deferred income taxes, of not greater than 1.55 times tangible net worth and maintain consolidated current assets of not less than
1.25 times consolidated current liabilities. The consolidated current assets or the property of Socar, Inc., cannot be mortgaged, pledged, used as a security interest or lien, or encumbered. Currently, consolidated tangible net worth cannot be less than $59,000,000 and consolidated working capital cannot be less than $15,000,000. Cash flow from net income, depreciation and deferred income taxes for the prior four quarters must be equal to or greater than $2,500,000.
In addition, the ratio of earnings to debt service must equal at least 1.0.

Annual aggregate long-term debt maturities are $4,791,834 in 1995, $3,750,000 in 1996, 1997 and 1998, and $3,437,500 in 1999.


(Note 7) Commitments and Contingent Liabilities

At October 31, 1994, the Company was committed for $2,361,121 for purchases of equipment and production facilities.

The Company and the County of Roanoke, Va. have entered into consent agreements with the United States Environmental Protection Agency (the"EPA") for the clean-up of specific portions of a landfill site and adjacent streams near
Salem, Va. One agreement pertains to a "removal action" for the removal and treatment of emission control dust, sediment and contaminated soil associated with the streams. The EPA has approved on-site stabilization and disposal.
Another agreement is a "remedial action" for the removal and off-site treatment and disposal of an emission control dust pile located on the site. The
Company has entered into a cost-sharing agreement with the County of Roanoke for both response actions at the landfill. It is not known whether other potentially responsible parties will pay some of the costs. Environmental engineers estimate the Company's share of the costs to be $2,000,000 which is included in liabilities. The material components of the accrual are the stream sediment removal, chemicals for treatment of the sediment, landfill construction for on-site storage, and transportation and treatment of the dust off-site.
Significant assumptions underlying the estimates are cubic yards or tons of dust to be removed and treated, man hours required to remove the stream sediment and the exact location of the hazardous waste disposal site. Removal of the stream sediment could take as much as two years, while off-site disposal could take three to nine months, depending on the location. The amount of the costs expected to be recovered by insurance is uncertain, if any, but the Company is presently in discussions with its insurance carriers concerning possible recoveries.

(Note 8) Common Stock and Earnings Per Share

Outstanding common stock consists of 560,000 shares, issued prior to October 31, 1967, at no stated value; 750,656 shares issued subsequent to October 31, 1967, at a stated value of $.50 per share; 1,310,656 shares issued in 1981 at no stated value; 1,310,656 shares, less the equivalent of 42 fractional shares, issued in 1986 at no stated value; 1,965,963 shares, less the equivalent of 151 fractional shares, issued in 1988 at no stated value; 800 shares issued in 1989 at no stated value; 3,000 shares issued in 1992 at no stated value; 1,200 shares issued in 1993 at no stated value and 44,000 shares issued in 1994 at no stated value. During the year ended October 31, 1986, the Company increased authorized common stock from 4,000,000 shares to 10,000,000 shares.

Earnings per share have been computed based on the weighted average number of shares outstanding, after giving effect to stock options exercised, of 5,326,091 for 1994, 5,304,327 for 1993, and 5,301,794 for 1992. Stock options are considered nondilutive in the computation of earnings per share as they are less than 3% of shares outstanding.


(Note 9) Profit Sharing Plans

The Company, including Shredded Products Corporation, RESCO Steel Products
Corporation and Socar, Inc., has qualified profit sharing plans which cover substantially all employees. John W. Hancock, Jr., Inc., has an unqualified plan. Socar, Inc.'s annual contribution is discretionary while the other plans' annual contribution cannot exceed 20% of their combined earnings before income taxes. Total contributions of all Companies shall not exceed the maximum amount deductible for such year under the Internal
Revenue Code and amounted to $3,343,328 for 1994, $1,680,246 for 1993 and $897,838 for 1992.


(Note 10) Interest Expense

Interest expense is stated net of interest income of $438,466 in 1994, $525,784 in 1993 and $615,907 in 1992.


(Note 11) Stock Options

Under a nonqualified stock option plan approved by the stockholders in 1989, the Company may issue 50,000 shares of unissued common stock to employees of the Company each plan year. Options for 36,000 shares were granted for 1992 and for 32,500 shares for both 1990 and 1989. These options are exerciseable for a term of five years from the date of grant. The options were granted at 85% of market value on the date of grant, and a summary follows:


                                            Option Price
                                             Per Share         Shares
Balance, November 1, 1991................ $11.05 - $13.60      62,000
Granted, December 17, 1991...............            6.16      36,000
Exercised................................            6.16      (3,000)
Expired or terminated....................           11.05        (500)
Balance, October 31, 1992................    6.16 - 13.60      94,500
Granted..................................               -           -
Exercised................................            6.16      (1,200)
Expired or terminated....................               -           -
Balance, October 31, 1993................    6.16 - 13.60      93,300
Granted..................................               -           -
Exercised................................    6.16 - 13.60     (44,000)
Expired or terminated....................   11.03 - 13.60      (1,200)
Balance, October 31, 1994................    6.16 - 11.05      48,100
Shares available for grant at year end...                           -

(Note 12) Health Benefits and Postretirement Costs

Effective November 1, 1993, the Company adopted Statement of Financial
Accounting Standards No. 106, "Employers' Accounting for Postretirement
Benefits Other Than Pensions" (SFAS 106). The Company currently provides certain health care benefits for terminated employees who have completed 10 years of continuous service after age 45, and SFAS 106 requires the Company to accrue the estimated cost of such benefit payments during the years the employee provides services. The Company previously expensed the cost of these benefits as claims were incurred. SFAS 106 allows recognition of the cumulative effect of the liability in the year of adoption or the amortization of the obligation over a period of up to twenty years. The Company has elected to recognize this obligation of approximately $1,381,000 over a period of twenty years. Cash flows are not affected by implementation of this Statement, but implementation decreased net earnings from continuing operations for 1994 by approximately $152,000 ($.03 per share).

The Company's postretirement
benefit plan is not funded. The accrued postretirement benefit cost recognized in the balance sheet at October 31 is as follows:

Accumulated postretirement benefit obligation:
       Retirees........................................ $ 312,000
       Fully eligible plan participants................   637,000
       Other active plan participants..................   605,000
       Accumulated postretirement benefit
         obligation.................................... 1,554,000
       Unrecognized transition obligation.............. 1,312,000
       Accrued postretirement benefit cost............. $ 242,000

Net postretirement benefit cost for 1994 consisted of the following components:

Service cost ...............................................  $127,000
Interest cost on accumulated postretirement benefit
  obligation................................................   118,000
Amortization of transition obligation.......................    69,000
Net postretirement benefit cost............................. $ 314,000


The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 13% for 1993, decreasing linearly each successive year until it reached 6.5% in 2004, after which it remains constant.
A one-percentage-point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation by approximately $103,000 and the net postretirement benefit cost by approximately
$26,000. The assumed discount rate used in determining the accumulated postretirement benefit obligation was 8% for the year ended October 31, 1994.


(Note 13) Unaudited Quarterly Financial Data

Summarized unaudited quarterly financial data for 1994 follows:


                                         Three Months Ended
                       January 31      April 30       July 31        October 31

Sales................ $47,052,752    $51,626,556    $55,914,438    $ 61,215,482
Gross earnings....... $ 6,054,117    $ 6,602,165    $ 7,658,343    $ 13,417,559
Net earnings......... $ 4,125,536    $ 1,441,627    $ 1,776,602    $  4,516,610
Earnings per share... $      .78     $       .27    $       .33    $        .85


Summarized unaudited quarterly financial data for 1993 follows:


                                          Three Months Ended
                         January 31    April 30       July 31       October 31

Sales................ $35,999,788    $40,975,239    $40,901,762    $49,417,589
Gross earnings....... $ 3,960,133    $ 5,458,132    $ 6,046,352    $ 7,101,045
Net earnings......... $   517,856    $   949,242    $ 1,183,908    $ 2,099,100
Earnings per share... $       .10    $       .18    $       .22    $       .40

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Sales increased for the period 1992 through 1994. In 1992, sales improved due mainly to a significant increase in billet shipments and increased bar and fabricated products (bar joist and rebar) tons shipped, while selling prices for fabricated products plunged and bar product prices were flat. The higher billet shipments were a result of increased domestic demand and entry into the much more competitive export mar-kets. Although market conditions were little improved, shipments increased over 1991 because recession was at its worst during that year, and shipments were adversely affected as we adjusted to the market con-ditions. Shipments of fabricated products increased in spite of depressed conditions due to successful job bidding; however, selling prices suf-fered significantly in order to book a higher percentage of quotations.
The significant increase in sales in 1993 was due to much improved billet shipments, increased bar and fabricated products tonnage shipped and higher selling prices for all products. Improved market conditions and demand resulted in the increased bar product shipments, while the high-er billet shipments were due to both increased export business and improved domestic demand. The improvement in merchant bar and bil-let selling prices resulted, mainly, from higher scrap steel costs prompt-ing industry-wide price increases. Even though the construction indus-try remained depressed and highly competitive, shipments of fabricated products increased slightly due to successful bidding. Selling prices for fabricated products rose due to higher raw material costs. In 1994, sales increased dramatically due to significant increases in shipments of bar and fabricated products and increased selling prices for all product class-es, while shipments of billets declined slightly. Continued improvement in business conditions and economic growth fueled demand and resulted in the increased shipments of bar products. An easing of competitive conditions within the construction industry led to the increased fabricat-ed product shipments. Billet tonnage shipped declined slightly due to a lack of export shipments, although domestic shipments improved signifi-cantly. While the export markets were much more competitive, domes-tic demand improved significantly. Selling prices for bar and fabricated products increased, mainly, as a result of higher raw material costs, but some of the increased selling prices were demand driven. The higher bil-let prices were also driven by higher raw material costs, but the increased domestic billet shipments, which bring a higher price, also contributed.

In 1992, the increase in cost of sales was attributable to the increased tons shipped of all product classes, in spite of reductions in scrap steel and other material costs. Cost of sales increased in 1993 as a result of the increase in tons shipped of all product classes, together with increased costs of scrap steel. The increase in cost of sales in 1994 was due to increased tons shipped of bar and fabricated products in addition to a continued rise in scrap steel costs.

In 1992, the gross profit percentage increased 1.9% to 12.0%, primarily due to higher production levels for raw steel, bar products and fabricated products which reduced unit costs for fixed expenses. Lower scrap costs also contributed to the increase in margins, even though selling prices for fabricated products were down. Gross earnings as a percentage of sales improved 1.5% to 13.5% for 1993. The increase was due to the increased selling prices for all products which more than offset the increased scrap costs. The gross profit percentage continued to increase in 1994 and finished up 2.1% at 15.6%. Higher selling prices for all prod-uct classes and the efficiencies of much improved production accounted for the higher margins in spite of a significant increase in scrap costs.

For all years in the 1992 - 1994 period, the increased shipment levels at the higher gross profit margins provided the improvements in gross and net earnings.

Administrative expenses increased in 1992 due to executive and man-agement compensation which increased as a result of increased production, shipment and earnings levels as all other expenses showed a net decline. The majority of the increase in administrative expenses in 1993 was attributable to executive and management compensation which increased with production, shipments and earnings. Also contributing to increased administrative expenses were higher bad debts and insurance costs. In 1994, administrative expenses increased due mainly to increased executive and management compensation, taxes, insurance, bad debts and professional fees. Interest expense declined in 1992 as a result of lower average borrowings and interest rates, even though inter-est income and capitalized interest declined to $615,907 and $87,275, respectively. Likewise, 1993 interest was decreased due to lower interest rates and average borrowings, in spite of a decline in interest income to $525,784 and less capitalized interest of $42,418. In 1994, interest expense increased due to higher interest rates, decreased interest income of $438,466 and decreased capitalized interest of $19,341, even though average borrowings were lower. Contributions to various profit sharing plans are determined as a proportion of earnings before income taxes and should normally increase and decrease with earnings. In 1992 and 1993, income tax expense as a percentage of pretax income was rela-tively constant. Income tax expense in 1994 was affected by higher tax rates and the adjustment of deferred taxes required by SFAS 109.

At October 31, 1994, working capital was $34,504,420, the current ratio was 2.0 and the quick ratio was 1.1 - all very sound. Cash, investments and accounts receivable of $40,324,769 were more than adequate to pay current liabilities of $35,164,636 which is a good indication of liquidity and a healthy financial condition. Commitments for the purchase of prop-erty, plant and equipment at year end were $2,361,121 and 1995 curtail-ments of long-term debt will be $4,791,834. These obligations will affect future liquidity and working capital; however, profits and depreciation should provide adequate working capital to more than offset the effects of these items.

Total long-term and short-term borrowings declined $4,465,500 during the year, and the ratio of debt to equity was .94 to 1. The percentage of long-term debt to total capital decreased from 28.8% to 22.2%. The above ratios, percentages and financial information, along with healthy net worth and strong earnings have made the Company attractive to various lenders who have expressed their confidence and willingness to provide additional financing.

As a condition of our loan agreements, the real estate and equipment at the Roanoke plant and the capital stock of Socar, Inc. have been pledged as security for the loans. In addition, the terms do not allow consolidated current assets or the assets of Socar, Inc. to be pledged. However, the secured creditors are over collateralized and additional long-term fund-ing is available as mentioned above. In addition, there are capital resources available in the amount of $31,000,000, representing the unused portion of $37,500,000 in lines of credit made available to the Company by various banks.

Management is of the opinion that adoption of the Clean Air Act
Amendments or any other environmental concerns will not have a mate-rially adverse effect on the Company's operations, capital resources or liquidity (See Note 7). Additional anticipated future capital expenditures and costs are presently estimated to be less than $1,000,000.

SFAS 115 "Accounting for Certain Investments in Debt and Equity
Securities" has been enacted and will be adopted next fiscal year. The statement requires the adjustment of investments for changes in market prices and is not expected to have a material effect on the Company's financial condition and results of operations.