Form 10-K, Exhibit 13
period 1995-10-31
ROANOKE ELECTRIC STEEL CORP
filed 1996-01-29
CIK 84278

ROANOKE ELECTRIC STEEL CORPORATION / ANNUAL REPORT 1995

                                CELEBRATING OUR

                                 [ROANOKE LOGO]

                                40TH ANNIVERSARY

                          40 YEARS OF QUALITY PRODUCTS
                               FOR OUR CUSTOMERS

                         40 YEARS OF QUALITY EMPLOYMENT
                                 FOR OUR PEOPLE

                          40 YEARS OF VALUABLE SERVICE
                                TO OUR COMMUNITY

                            $142 MILLION IN PROFITS
                                FOR OUR COMPANY

                            $55 MILLION IN DIVIDENDS
                              FOR OUR STOCKHOLDERS

ROANOKE ELECTRIC STEEL CORPORATION

          Roanoke Electric Steel Corporation and its wholly-owned subsidiaries are engaged in the manufacturing, fabricating and marketing of merchant steel products, billets, open-web steel joists and reinforcing bars. Each subsidiary is either a supplier to the parent company or a purchaser of its finished product.

          The main plant of Roanoke Electric Steel Corporation is a state-of-the-art steel mini-mill located in Roanoke, Virginia. This facility melts scrap steel in electric furnaces and continuously casts the molten steel into billets. These billets are rolled into merchant steel products consisting of angles, plain rounds, flats, channels and reinforcing bars of various lengths and sizes. Excess steel billet production is sold to mills without melting facilities. Roanoke Electric Steel Corporation markets its products to steel service centers and fabricators in 21 states east of the Mississippi River.

          Shredded Products Corporation, a subsidiary with operations in Rocky Mount and Montvale, Virginia, extracts scrap steel and other metals from junked automobiles and other waste materials. These facilities supply the main plant with a substantial amount of its raw materials. Non-ferrous metals generated in the process are sold to unrelated customers.

     John W. Hancock, Jr., Inc. and Socar, Inc. are steel fabrication subsidiaries located in Salem, Virginia, Florence, South Carolina and Continental, Ohio. All three operations purchase rounds and angles from the main plant to fabricate long- and short-span open-web steel joists. These joists are used as horizontal supports for floors and roofs in commercial and industrial buildings.

     RESCO Steel Products Corporation, a Salem, Virginia based subsidiary, fabricates concrete reinforcing steel by cutting and bending it to contractor specifications.

SELECTED FINANCIAL DATA


Year Ended October 31,                               1995               1994             1993              1992             1991
------------------------------------------------------------------------------------------------------------------------------------
OPERATIONS
  Sales                                           $259,968,524      $215,809,228      $167,294,378     $146,036,301     $126,977,104
  Gross earnings                                    56,097,685        33,732,184        22,565,662       17,562,115       12,835,197
  Interest expense-net                               2,053,643         1,891,263         1,730,822        2,031,154        2,490,129
  Income taxes                                      13,035,243         5,684,150         2,785,168        1,491,474           74,384
  Earnings before cumulative
   effect of change in
   accounting principle                             20,228,902         8,766,435         4,750,106        2,655,006          227,230
  Net earnings                                      20,228,902        11,860,375         4,750,106        2,655,006          227,230
------------------------------------------------------------------------------------------------------------------------------------

FINANCIAL POSITION
  Working capital                                  $45,483,760       $34,504,420       $36,406,901      $26,188,178      $28,942,912
  Total assets                                     157,774,658       140,473,510       130,620,435      125,558,910      124,648,573
  Long-term debt                                    16,979,166        20,729,166        25,521,000       20,486,500       25,452,000
  Stockholders' equity                              90,062,598        72,417,669        63,203,577       60,990,935       60,859,300
------------------------------------------------------------------------------------------------------------------------------------

SELECTED RATIOS
  Gross profit margin                                    21.6%             15.6%             13.5%            12.0%            10.1%
  Operating income margin                                 7.8%              5.5%              2.8%             1.8%             0.2%
  Effective tax rate                                     39.2%             39.3%             37.0%            36.0%           24.7%
  Current ratio                                            2.2               2.0               2.4              1.9              2.2
  Quick ratio                                              1.3               1.2               1.4              1.1              1.2
  Funded debt as a percentage
    of total capital                                     26.1%             30.7%             36.6%            38.0%            39.0%
  Pretax return on average total
    assets                                               22.3%             10.7%              5.9%             3.3%             0.2%
  Return on average stockholders'
    equity                                               24.9%             12.9%*             7.6%             4.4%             0.4%
------------------------------------------------------------------------------------------------------------------------------------

PER SHARE DATA
  Earnings before cumulative
    effect of change
    in accounting principle                              $2.51             $1.09             $0.60            $0.33            $0.03
  Net earnings                                            2.51              1.48              0.60             0.33             0.03
  Cash dividends                                          0.37              0.41              0.32             0.32             0.32
  Stockholders' equity                                   11.19              9.06              7.94             7.67             7.65
------------------------------------------------------------------------------------------------------------------------------------

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING           8,045,644         7,988,985         7,956,339        7,952,539        7,950,912

Per share information has been adjusted for three-for-two stock split effective May 1, 1995

                [insert graphs here]


                                            1995    1994    1993    1992    1991

Sales (in millions)                         260     216     167     146     127
Net Earnings (in millions)*                20.2     8.8     4.8     2.7      .2
Earnings Per Share (in dollars)*           2.51    1.09     .60     .33     .03
Return on Average Equity (in percent)*     24.9    12.9     7.6     4.4      .4
Total Assets (in million)                   158     140     131     126     125

*1994 accounting changes of $3.1 million excluded.

TO OUR SHAREHOLDERS

        Our 40th year in business, fiscal 1995, exceeded all previous performance records and was the fourth consecutive year of significant earnings and sales growth. Earnings reached a record $20,228,902 - up 130.8% from 1994 earnings from operations of $8,766,435 and 58.8% higher than previous record earnings of $12,738,520 achieved in 1989. Earnings per share were $2.51 compared to 1994 earnings per share from operations of $1.09. Sales for 1995 were $259,968,524, a 20.5% increase over 1994 record sales of $215,809,228.

          Strong demand continued throughout most of 1995, as steady economic growth positively affected the steel and construction industries. The healthy demand and economic conditions favorably impacted selling prices and shipment levels for steel bar products, fabricated products and billets. In addition, as expected, our relocated and modern automobile shredding facility experienced considerable savings in waste disposal costs and 50% better metals recoveries, contributing to the improved earnings.

          Other notable highlights of 1995 were:

            -- a 2.8% increase in raw steel production to a record level.
            -- an 8.6% increase in rolling mill production over last year's record total.
            -- a 6.4% increase in steel bar shipments to the highest level on record.
            -- a $10,979,340 increase in working capital to a record
               $45,483,760.
            -- a $17,644,929 increase in stockholders' equity to a record
               $90,062,598 at year end.
            -- an increase in total assets to a record $157,774,658.
            -- a return on average equity of 24.9%.
            -- a pretax return on average total assets of 22.3%.
            -- an increase in gross profit percentage to 21.6% - up from 15.6%
               in 1994.

          The year also produced substantial improvements to our overall financial condition. In addition to the increases in working capital and stockholders' equity mentioned above, curtailments of short-term and long-term debt were $291,834 during the year, in spite of capital expenditures of $11,654,366. The reduction in long-term debt, coupled with the increase in stockholders' equity, caused the percentage of long-term debt to total capital to decline from 22.2% in 1994 to a very respectable 15.9% at year end. The ratio of debt to equity improved to .75 to 1, the current ratio was 2.2 to 1 and the quick ratio was 1.3 to 1. Our sound financial condition has provided us with liquidity, capital resources and an investment grade rating essential for continued growth and prosperity.

          In recognition of the record performance, our Board of Directors increased the regular dividend 37.5% during the year. Their actions brought the annual dividend rate to 44 cents per share, as compared to the regular dividend of 32 cents per share paid in 1994, after adjusting for the three-for-two stock split in May of 1995. The 148th consecutive quarterly cash dividend was declared by the Board on October 17, 1995 in the amount of 11 cents per share, payable November 22, 1995.

          During the year, orders were placed for the upgrade of an electric arc furnace and the addition of a ladle furnace to melt shop operations. The upgrade and ladle furnace will increase raw steel production, improve quality, decrease production costs and improve operating efficiencies. The anticipated completion and start-up in the spring of 1996 should enhance future earnings. This
$14,000,000 project is another step in our efforts to maintain a modern, state-of-the-art manufacturing facility and remain a competitive, low cost producer. From 1985 to 1995, capital expenditures were in excess of $97,000,000 and acquisitions exceeded $21,000,000. The record results this year could not have been attained without these outlays. Likewise, future results will be maximized by the ladle furnace, the arc furnace upgrade, and the pursuit of similar opportunities in the future.

          As we begin 1996, backlogs of fabricated products and billets remain excellent, while the backlog for steel bar products is at a comfortable level. Although selling prices for bar products are slightly lower, the reductions have been partially offset by falling scrap prices. Economic forecasts call for continued, although somewhat slower, growth, and 1996 should benefit from normal election year prosperity. Inflation and interest rates are low and appear to be under control. Consequently, we are optimistic fiscal 1996 will be a strong year, and present indications point to improved results in the first quarter of 1996, compared to last year.

          We have managed to be profitable every year since 1956, an exceptional accomplishment in a cyclical industry. We shall endeavor to make the next 40 years as successful and prosperous as the past 40 years.

          It is most gratifying to report the record results for fiscal 1995. The achievements of the past year would not have been possible without the dedication of our employees and the support of our valued customers. We deeply thank them and our shareholders for their confidence and investment in Roanoke Electric Steel Corporation.

                               /s/ DONALD G. SMITH
                               Donald G. Smith
                               Chairman of the Board and Chief Executive Officer

CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF EARNINGS

                                                                                   Year Ended October 31,
                                                                      1995                  1994                  1993
                                                                  -------------          -------------        -------------
SALES                                                             $259,968,524           $215,809,228          $167,294,378
COST OF SALES                                                      203,870,839            182,077,044           144,728,716
                                                                 -------------          -------------         -------------
GROSS EARNINGS                                                      56,097,685             33,732,184            22,565,662
                                                                 -------------          -------------         -------------
OTHER OPERATING EXPENSES
  Administrative                                                    16,194,810             14,047,008            11,619,320
  Interest, net                                                      2,053,643              1,891,263             1,730,822
  Profit sharing                                                     4,585,087              3,343,328             1,680,246
                                                                 -------------          -------------         -------------
                                                                    22,833,540             19,281,599            15,030,388
                                                                 -------------          -------------         -------------
EARNINGS BEFORE INCOME TAXES AND CUMULATIVE
  EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE                          33,264,145             14,450,585             7,535,274
INCOME TAX EXPENSE                                                  13,035,243              5,684,150             2,785,168
                                                                 -------------          -------------         -------------
EARNINGS BEFORE CUMULATIVE EFFECT OF
  CHANGE IN ACCOUNTING PRINCIPLE                                    20,228,902              8,766,435             4,750,106
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
  PRINCIPLE FOR INCOME TAXES                                           --                   3,093,940               --
                                                                 -------------          -------------         -------------
NET EARNINGS                                                      $ 20,228,902          $  11,860,375         $   4,750,106
                                                                 =============          =============         =============
EARNINGS PER SHARE OF COMMON STOCK
   EARNINGS BEFORE CUMULATIVE EFFECT
    OF ACCOUNTING CHANGE                                          $       2.51      $           1 .09     $            0.60
  CUMULATIVE EFFECT OF ACCOUNTING
    CHANGE FOR INCOME TAXES                                            --                        0.39               --
                                                                 -------------          -------------         -------------
NET EARNINGS PER SHARE OF
  COMMON STOCK                                                    $       2.51                 $ 1.48                $ 0.60
                                                                 =============          =============         =============
CASH DIVIDENDS PER SHARE OF
  COMMON STOCK                                                    $       0.37                 $ 0.41                $ 0.32
                                                                 =============          =============         =============



CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                      Capital in                       Treasury Stock
                                              Common Stock             Excess of                          (At Cost)
                                        -------------------------       Stated        Retained      ----------------------
                                         Shares          Amount         Value         Earnings       Shares       Amount
                                        ----------    -----------     -----------   ------------    --------    -----------
BALANCE,
  NOVEMBER 1, 1992                       5,901,538    $   713,451     $9,349,429     $52,122,923      597,829    $1,194,868
    Stock options exercised                  1,200          8,700           --             --           --            --
    Net earnings                             --              --             --         4,750,106        --            --
    Cash dividends                           --              --             --        (2,546,164)       --            --
                                        ----------    -----------    -----------    ------------     --------   -----------
BALANCE,
  OCTOBER 31, 1993                       5,902,738        722,151      9,349,429      54,326,865      597,829     1,194,868
    Stock options exercised                 44,000        608,499           --             --           --            --
    Net earnings                             --              --             --        11,860,375        --            --
    Cash dividends                           --              --             --        (3,254,782)       --            --
                                        ----------    -----------    -----------    ------------     --------   -----------
BALANCE,
  OCTOBER 31, 1994                       5,946,738      1,330,650      9,349,429      62,932,458      597,829     1,194,868
    Three-for-two stock split            2,984,619           --             --             --         298,914         --
    Cash paid in lieu of fractional
          shares on stock split               (152)          --             --            (1,776)       --            --
    Stock options exercised                 39,185        398,853           --               --         --            --
    Net earnings                             --              --             --        20,228,902        --            --
    Cash dividends                           --              --             --        (2,981,050)       --            --
                                        ----------    -----------    -----------    ------------     --------   -----------
BALANCE, OCTOBER 31, 1995                8,970,390     $1,729,503     $9,349,429     $80,178,534      896,743    $1,194,868
                                        ==========    ===========    ===========    ============     ========   ===========

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

                                                                            October 31,
                                                                        1995           1994
                                                                   -------------  -------------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents ....................................   $  6,999,644   $    150,036
  Investments ..................................................      4,179,418      5,333,895
  Accounts receivable ..........................................     40,159,523     34,840,838
  Inventories ..................................................     30,866,238     26,969,662
  Prepaid expenses .............................................        722,729      1,159,074
  Deferred income taxes ........................................      1,125,441      1,215,551
                                                                   ------------   ------------
        Total current assets ...................................     84,052,993     69,669,056
                                                                   ------------   ------------

PROPERTY, PLANT AND EQUIPMENT
  Land .........................................................      4,312,689      3,243,426
  Buildings ....................................................     17,195,735     15,712,110
  Other property and equipment .................................    104,825,380     94,942,955
  Assets under construction ....................................      5,741,611      9,664,843
                                                                   ------------   ------------
        Sub-total ..............................................    132,075,415    123,563,334
  Less-accumulated depreciation ................................     58,569,617     53,088,234
                                                                   ------------   ------------
                                                                     73,505,798     70,475,100
                                                                   ------------   ------------
OTHER ASSETS
  Unamortized excess of cost of investment in subsidiary
   over net assets acquired ....................................           --          108,777
  Other ........................................................        215,867        220,577
                                                                   ------------   ------------
                                                                        215,867        329,354
                                                                   ------------   ------------
                                                                   $157,774,658   $140,473,510
                                                                   ============   ============
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Current portion of long-term debt ............................   $  3,750,000   $  4,791,834
  Notes payable ................................................     11,000,000      6,500,000
  Accounts payable .............................................     14,483,781     16,560,157
  Dividends payable ............................................        888,101      1,337,227
  Employees' taxes withheld ....................................        226,677        254,965
  Accrued profit sharing contribution ..........................      4,403,031      3,269,640
  Accrued wages and expenses ...................................      2,396,913      1,764,863
  Accrued income taxes .........................................      1,420,730        685,950
                                                                   ------------   ------------
        Total current liabilities ..............................     38,569,233     35,164,636
                                                                   ------------   ------------
LONG-TERM DEBT
  Notes payable ................................................     20,729,166     25,521,000
  Less-current portion .........................................      3,750,000      4,791,834
                                                                   ------------   ------------
                                                                     16,979,166     20,729,166
                                                                   ------------   ------------
POSTRETIREMENT LIABILITIES .....................................        494,591        242,000
                                                                   ------------   ------------
DEFERRED INCOME TAXES ..........................................     11,669,070     11,920,039
                                                                   ------------   ------------
COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 7)
STOCKHOLDERS' EQUITY
  Common stock-no par value-authorized 10,000,000 shares, issued
    8,970,390 shares in 1995 and 8,919,955 in 1994 .............      1,729,503      1,330,650
  Capital in excess of stated value ............................      9,349,429      9,349,429
  Retained earnings ............................................     80,178,534     62,932,458
                                                                   ------------   ------------
                                                                     91,257,466     73,612,537
  Less-treasury stock, 896,743 shares-at cost ..................      1,194,868      1,194,868
                                                                   ------------   ------------
     Total stockholders' equity ................................     90,062,598     72,417,669
                                                                   ------------   ------------
                                                                   $157,774,658   $140,473,510
                                                                   ============   ============

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                           Year Ended October 31,
                                                                     1995           1994            1993
                                                                ------------    ------------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings ................................................   $ 20,228,902    $ 11,860,375    $  4,750,106
Adjustments to reconcile net earnings to net cash provided
  by operating activities:
   Cumulative effect of change in accounting for
    income taxes ............................................           --        (3,093,940)           --
   Postretirement liabilities ...............................        252,591         242,000            --
   Depreciation and amortization ............................      7,989,663       7,559,118       7,492,567
   Gain on sale of investments and property,
    plant and equipment .....................................       (193,926)        (12,017)       (124,088)
   Deferred income taxes ....................................       (160,859)        (88,605)         37,082
   Changes in assets and liabilities which provided (used)
    cash, exclusive of changes shown separately .............     (8,383,359)     (2,054,358)     (2,513,772)
                                                                ------------    ------------    ------------
Net cash provided by operating activities ...................     19,733,012      14,412,573       9,641,895
                                                                ------------    ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES
   Expenditures for property, plant and equipment ...........    (11,654,366)    (11,744,913)     (5,767,423)
   Proceeds from sale of property, plant and equipment ......        952,635         189,849          53,900
   Purchase of investments ..................................     (1,879,186)     (3,489,816)     (2,159,645)
   Proceeds from sale of investments ........................      3,022,446       3,342,493       3,150,546
   Other ....................................................           --           783,577        (115,169)
                                                                ------------    ------------    ------------
Net cash used in investing activities .......................     (9,558,471)    (10,918,810)     (4,837,791)
                                                                ------------    ------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Increase (decrease) in notes payable .....................      4,500,000         500,000      (6,000,000)
   Cash dividends ...........................................     (2,981,050)     (3,254,782)     (2,546,164)
   Cash paid for fractional shares on stock split ...........         (1,776)           --              --
   Increase (decrease) in dividends payable .................       (449,126)        700,638             144
   Proceeds from exercise of common stock options ...........        398,853         608,499           8,700
   Payment of long-term debt ................................     (4,791,834)     (4,965,500)     (4,965,500)
   Proceeds from long-term debt .............................           --              --        10,000,000
                                                                ------------    ------------    ------------
Net cash used in financing activities .......................     (3,324,933)     (6,411,145)     (3,502,820)
                                                                ------------    ------------    ------------
NET INCREASE (DECREASE) IN CASH AND CASH
   EQUIVALENTS ..............................................      6,849,608      (2,917,382)      1,301,284
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR ................        150,036       3,067,418       1,766,134
                                                                ------------    ------------    ------------
CASH AND CASH EQUIVALENTS, END OF YEAR ......................   $  6,999,644    $    150,036    $  3,067,418
                                                                ============    ============    ============
CHANGES IN ASSETS AND LIABILITIES WHICH
  PROVIDED (USED) CASH, EXCLUSIVE OF CHANGES
  SHOWN SEPARATELY
   (Increase) decrease in accounts receivable ...............   $ (5,318,685)   $ (6,765,960)   $ (4,001,379)
   (Increase) decrease in inventories .......................     (3,896,576)     (2,900,482)       (338,492)
   (Increase) decrease in prepaid expenses ..................        436,345         165,049        (632,862)
   Increase (decrease) in accounts payable ..................     (2,076,376)      4,965,055       1,911,486
   Increase (decrease) in employees' taxes withheld .........        (28,288)         47,896          59,132
   Increase (decrease) in accrued profit sharing contribution      1,133,391       1,589,394         782,408
   Increase (decrease) in accrued wages and expenses ........        632,050         228,278          38,806
   Increase (decrease) in accrued income taxes ..............        734,780         616,412        (332,871)
                                                                ------------    ------------    ------------
Total .......................................................   $ (8,383,359)   $ (2,054,358)   $ (2,513,772)
                                                                ============    ============    ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION
Cash paid during the period for:
   Interest (net of amount capitalized) .....................   $  2,484,598    $  2,343,960    $  2,219,291
                                                                ------------    ------------    ------------
   Income taxes .............................................   $ 12,461,322    $  5,156,266    $  3,080,957
                                                                ------------    ------------    ------------

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NOTE 1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
      Principles of Consolidation
      The consolidated financial statements include the accounts of Roanoke Electric Steel Corporation and its wholly-owned subsidiaries, Shredded Products Corporation, John W. Hancock, Jr., Inc., Socar, Inc., RESCO Steel Products Corporation and Roanoke Technical Treatment & Services, Inc. (the "Company"). All significant intercompany accounts and transactions have been eliminated.

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

      Goodwill
      The excess of cost over fair value of net assets of acquired subsidiary has been amortized using the straight-line method over the estimated benefit period of ten years. At October 31, 1995, goodwill of $1,864,703 has been fully amortized.

      Cash and Cash Equivalents
      The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

      Investments
      Investments consist primarily of debt securities which mature between 1996 and 2024. On November 1, 1994, the Company adopted Statement of Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). In accordance with the provisions of SFAS 115, management has classified its entire debt securities portfolio as "available for sale". Under SFAS 115, "available for sale" securities are reported at fair value with unrealized gains and losses reported as a separate component of equity. These investments are carried on the October 31, 1995 balance sheet at fair value, which approximates amortized cost. Accordingly, there was no adjustment to equity at October 31, 1995.
    Prior to the adoption of SFAS 115, these investments were carried at amortized cost, which approximated market value.

      Revenue Recognition
      Revenues from sales are recognized when products are shipped to customers, except for fabrication products which are recognized by the percentage-of-completion method in accordance with industry practice. Sales to an unaffiliated customer amounted to 15% and 13% of consolidated sales for 1995 and 1994, respectively.

      Concentration of Credit Risk
      The Company sells to a large customer base of steel fabricators, steel service centers and construction contractors, most all of which deal primarily on 30-day credit terms. The Company believes its concentration of credit risk to be minimal in any one geographic area or market segment.
    The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Credit losses have not been significant in the past, and are generally within management's expectations.

      Fair Value of Financial Instruments
      At October 31, 1995, the fair value of the Company's cash and cash equivalents, accounts receivable, investments and long-term debt approximated amounts recorded in the accompanying consolidated financial statements (see notes 1 and 6).

(NOTE 2) INVENTORIES
      If the FIFO method of valuing inventories had been used by John W. Hancock, Jr., Inc., consolidated inventories would have been $1,549,596 greater in 1995 and $1,611,460 greater in 1994.


      Inventories include the following major classifications:
                                                                                      October 31,
                                                                  -------------------------------------------------
                                                                      1995              1994               1993
                                                                  ------------      ------------       ------------
Scrap steel . . . .  . . . . . . . . . . . . . . . . . .           $3,728,612      $ 4,737,074       $  2,651,005

Melt supplies . . . . . . . . . . . . . . . . . . . . .             2,443,827        1,888,830          2,034,790
Billets . . . . . . . . . . . . . . . . . . . . . . . .             1,748,778        3,209,030          2,400,164
Mill supplies . . . . . . . . . . . . . . . . . . . . .             3,210,946        2,867,779          2,745,971
Finished steel . . . . . . . . . . . . . . . . . . . .             19,734,075       14,266,949         14,237,250
                                                                  ------------      ------------       ------------
     Total inventories . . . . . . . . . . . . . . . .            $30,866,238      $26,969,662        $24,069,180
                                                                  ============      ============       ============


(NOTE 3) PROPERTIES AND DEPRECIATION
      Depreciation expense for the years ended October 31, 1995, 1994 and 1993 amounted to $7,863,154, $7,332,833 and $7,295,885, respectively. Generally, the rates of depreciation range from 3.3% to 20% for buildings and improvements and 5% to 33% for machinery and equipment. Property additions in 1995, 1994 and 1993 included $10,146, $19,341 and $42,418 of interest capitalized, respectively.

(NOTE 4) SHORT-TERM DEBT
      The following information relates to aggregate short-term borrowings:

                                                                                               October 31,
                                                                                    -----------------------------
                                                                                       1995             1994
                                                                                   ------------    -----------
      Notes payable to banks with interest ranging from 6.08% to 6.20% for 1995.  $ 11,000,000     $ 6,500,000
                                                                                  ============     ===========
      Maximum borrowings outstanding at any month end                             $ 14,000,000     $ 6,500,000
                                                                                  ============     ===========
      Weighted average loans outstanding to banks                                 $ 11,364,384     $ 6,112,329
                                                                                  ============     ===========
      Weighted average interest rates for the year                                        6.33%           4.31%
                                                                                  ============     ===========
      Weighted average interest rates at October 31                                       6.17%           5.45%
                                                                                  ============     ===========

      At October 31, 1995, the Company had lines of credit with various domestic banks aggregating $39,500,000 with $28,500,000 unused. These arrangements are reviewed periodically by the lending banks for renewal, and although not legally binding, commitments have been traditionally honored. These lines of credit do not require compensating balances.
(NOTE 5) INCOME TAXES
      The Company files a consolidated federal income tax return. The federal income tax returns through October 31, 1990 have been examined by the Internal Revenue Service with all issues settled.

      The following is a reconciliation of income tax expense per consolidated statements of earnings to that computed by using the federal statutory tax rate of 35% for 1995, 34.33% for 1994 and 34% for 1993.


                                                                                                Year Ended October 31,
                                                                               ----------------------------------------------------
                                                                                  1995              1994                 1993
                                                                               -----------       ----------          ------------
         Federal tax at the statutory rate . . . . . . . . . . . . . . .       $11,642,451       $4,960,886          $ 2,561,993
         Increase (decrease) in taxes resulting from:
           State income taxes, net of federal tax benefit . . . .                1,297,302          560,240              298,397
           Other items, net . . . . . . . . . . . . . . . . . . . . . . . . . . .   95,490          163,024              (75,222)
                                                                               ------------      -----------         -----------
         Income taxes per consolidated statements of earnings                  $13,035,243      $ 5,684,150          $ 2,785,168
                                                                               ===========       ===========         ===========
         The components of income tax expense are as follows:

         Year Ended October 31,


                                                                                                Year Ended October 31,
                                                                               ----------------------------------------------------
                                                                                  1995              1994                 1993
                                                                               -----------       ----------          ------------
         Current income taxes:
           Federal . . . . . . . . . . . . . . . . . . . . . . . . .           $11,463,015      $ 4,859,095        $   2,377,778
           State . . . . . . . . . . . . . . . . . . . . . . . . . . .           1,733,087          913,660              370,308
                                                                               ------------      -----------         -----------
         Total current income taxes . . . . . . . .                             13,196,102        5,772,755            2,748,086
                                                                               ------------      -----------         -----------
         Deferred income taxes:

           Federal . . . . . . . . . . . . . . . . . . . . . . . . .              (122,692)         (28,059)              65,971
           State . . . . . . . . . . . . . . . . . . . . . . . . . . .             (38,167)         (60,546)             (28,889)
                                                                              ------------       -----------         -----------
         Total deferred income taxes. . . . . . .                                 (160,859)         (88,605)              37,082
                                                                              ------------       -----------         -----------

         Total income taxes . . . . . . . . . . . . . . . .                    $13,035,243       $5,684,150          $ 2,785,168
                                                                              ============       ==========         ============


      The Company adopted SFAS 109, effective November 1, 1993. The cumulative effect of adopting SFAS 109 on the Company's consolidated statements of earnings was to increase income by $3,093,940 ($.39 per share) for 1994.

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes, and operating loss and tax credit carryforwards. As of October 31, 1995 and 1994, the Company had total deferred tax liabilities of $11,669,070 and $11,920,039, respectively, and deferred tax assets of $1,125,441 and $1,215,551, respectively. Deferred tax liabilities result exclusively from excess tax depreciation, and deferred tax assets result, primarily, from reserves not currently deductible of $988,429 for 1995 and $1,001,280 for 1994. There were no valuation allowances.

      Under the previous income tax accounting rules, deferred income taxes were provided for significant timing differences in the recognition of revenue and expense for tax and financial statement purposes. The source of these timing differences and the tax effect of each are as follows:

                                                 Year Ended
                                              October 31, 1993
                                              ----------------
Attributable to depreciation . . . . . . . . .$   155,345
Other, net . . . . . . . . . . . . . . . . . .   (118,263)
                                               -----------
Total deferred income taxes . . . . . . . . . $    37,082
                                              ============
(NOTE 6) LONG-TERM DEBT
      Long-term debt at October 31 consisted of the following:

                                                                                         October 31,
                                                                             ------------------------------
                                                                                  1995            1994
                                                                              ------------    -------------
Term loan  collateralized  by land,  buildings and equipment at Roanoke plant, payable in quarterly installments of $312,500, plus
 interest at the LIBOR rate of 5.91% plus 5/8%.  Due September 1, 1999. . . .    $  4,687,500    $  5,937,500

Term loan collateralized by equipment at Roanoke plant,
 payable in monthly installments of $104,167 beginning
 September 1, 1995. Interest payable monthly at 6.87%.  Due September
 1, 2003 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      9,791,666     10,000,000
Term loan collateralized by equipment at Roanoke plant,
 payable in annual installments of $1,250,000.
 Interest payable at the LIBOR rate of 5.94% plus 1/2%.  Due November 1, 1999 . .   6,250,000      7,500,000
Other                                                                                      --      2,083,500
                                                                                 ------------   ------------
Total. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   20,729,166     25,521,000
Less-current portion . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    3,750,000      4,791,834
                                                                                 ------------      ------------
Long-term debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $16,979,166    $20,729,166
                                                                                 ============    ============

      To offset the variable rate characteristic of the long-term borrowings, the Company entered into interest rate swap agreements with major banks resulting in fixed rates of 8.78% on the notional amount of $4,687,500 through June 1996 and 8.92% on the notional amount of $6,250,000 through April 1996.
      Under the loan agreements, the Company must maintain total liabilities, exclusive of deferred income taxes, of not greater than 1.55 times tangible net worth and maintain consolidated current assets of not less than 1.25 times consolidated current liabilities. The consolidated current assets or the property of Socar, Inc. cannot be mortgaged, pledged, used as a security interest or lien, or encumbered. Currently, consolidated tangible net worth cannot be less than $64,626,784 and consolidated working capital cannot be less than $15,000,000. Cash flow from net income, depreciation and deferred income taxes for the prior four quarters must be equal to or greater than $2,500,000. In addition, the ratio of earnings to debt service must equal at least 1.0.
      Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments", requires disclosure of the year-end fair value of significant financial instruments, including long-term debt.
   The  Company's   carrying  value  of  long-term,   funded   fixed-rate  debt
   approximates fair value, with near-term swap agreements in place.
      Annual aggregate long-term debt maturities are $3,750,000 in 1996, 1997 and 1998, $3,437,500 in 1999 and $2,500,000 in 2000.



(NOTE 7) COMMITMENTS AND CONTINGENT LIABILITIES
      At October 31, 1995, the Company was committed for $9,432,331 for purchases of equipment and production facilities.
      The Company and the County of Roanoke, Va. have entered into consent agreements with the United States Environmental Protection Agency (EPA) for the clean-up of specific portions of a landfill site and adjacent streams near Salem, Va. One agreement is a "remedial action" for the removal and off-site treatment and disposal of an emission control dust pile located on the site. This action was completed during 1995 with all costs reflected in the accompanying consolidated financial statements. Another agreement pertains to a "removal action" for the removal and treatment of emission dust, sediment and contaminated soil associated with the streams. The EPA has approved on-site stabilization and disposal with the work estimated to be 30% completed. The Company has entered into a cost sharing agreement with the County of Roanoke for both response actions at the landfill. It is not known whether other potentially responsible parties will pay some of the costs. The Company estimates its share of the remaining costs to be $1,100,000 which is included in liabilities. The material components of these costs are the stream sediment removal, chemicals for treatment of the sediment, landfill operation for on-site storage and EPA oversite charges. Significant assumptions underlying the estimates are cubic yards or tons of dust, sediment and contaminated soil to be removed from the stream. Completion is expected within a year. The Company received a settlement from its primary insurance carrier in 1995 and is presently in discussions with its excess carriers concerning possible recoveries. Any additional recoveries, if any, are uncertain.

(NOTE 8) COMMON STOCK AND EARNINGS PER SHARE
      Outstanding common stock consists of 560,000 shares, issued prior to October 31, 1967, at no stated value; 750,656 shares issued subsequent to October 31, 1967, at a stated value of $.50 per share; 1,310,656 shares issued in 1981 at no stated value; 1,310,656 shares, less the equivalent of 42 fractional shares, issued in 1986 at no stated value; 1,965,963 shares, less the equivalent of 151 fractional shares, issued in 1988 at no stated value; 800 shares issued in 1989 at no stated value; 3,000 shares issued in 1992 at no stated value; 1,200 shares issued in 1993 at no stated value; 44,000 shares issued in 1994 at no stated value and 3,023,804 shares, less the equivalent of 152 fractional shares, issued in 1995 at no stated value. During the year ended October 31, 1986, the Company increased authorized common stock from 4,000,000 shares to 10,000,000 shares.
      Earnings per share have been computed based on the weighted average number of shares outstanding of 8,045,644 for 1995, 7,988,985 for 1994 and 7,956,339
   for 1993. The average number of shares outstanding were weighted after giving effect both to stock options exercised during 1995, 1994 and 1993 and to a three-for-two stock split effective May 1, 1995. Stock options are not included in the computation of earnings per share since inclusion has less than a 3% effect.
(NOTE 9) PROFIT SHARING PLANS
      The Company, including Shredded Products Corporation, RESCO Steel Products Corporation and Socar, Inc., has qualified profit sharing plans which cover substantially all employees. John W. Hancock, Jr., Inc. has an unqualified plan. Socar, Inc.'s annual contribution is discretionary while the other plans' annual contribution cannot exceed 20% of their combined earnings before income taxes. Total contributions of all Companies shall not exceed the maximum amount deductible for such year under the Internal Revenue Code and amounted to $4,585,087 for 1995, $3,343,328 for 1994 and $1,680,246 for
   1993.
(NOTE 10) INTEREST EXPENSE
      Interest expense is stated net of interest income of $400,692 in 1995, $438,466 in 1994 and $525,784 in 1993.
(NOTE 11) STOCK OPTIONS
      Under a nonqualified stock option plan approved by the stockholders in 1989, the Company may issue 75,000 shares of unissued common stock to employees of the Company each plan year. Options for 41,500 shares were granted for 1995, for 36,000 shares for 1992 and for 32,500 shares for both 1990 and 1989. A three-for-two stock split in 1995 increased these grants an additional 32,300 shares. These options are exercisable for a term of five years from the date of grant, and a summary follows:

                                               Option Price
                                       Per Share              Shares
                                    ---------------     ----------------
Balance, November 1, 1992. . . . .   $6.16 - $13.60          94,500
Granted. . . . . . . . . . . . . .         -                   -
Exercised. . . . . . . . . . . . .       6.16                (1,200)
Expired or terminated. . . . . . .         -                   -
                                                             -------
Balance, October 31, 1993. . . . .    6.16 - 13.60           93,300
Granted. . . . . . . . . . . . . .         -                   -
Exercised. . . . . . . . . . . . .    6.16 - 13.60          (44,000)
Expired or terminated. . . . . . .   11.05 - 13.60           (1,200)
                                                             -------
Balance, October 31, 1994. . . . .    6.16 - 11.05           48,100
Granted. . . . . . . . . . . . . .       13.60               41,500
Stock Split. . . . . . . . . . . .    4.11 - 9.07            32,300
Exercised. . . . . . . . . . . . .    4.11 - 9.07           (39,185)
Expired or terminated. . . . . . .    4.11 - 7.37            (7,565)
                                                             -------
Balance, October 31, 1995. . . . .    4.11 - 9.07            75,150
                                                             =======

Shares available for grant at year end                         -
                                                             =======

(NOTE 12) HEALTH BENEFITS AND POSTRETIREMENT COSTS
      Effective  November 1, 1993,  the Company  adopted  Statement of Financial
   Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106). The Company currently provides certain health care benefits for terminated employees who have completed 10 years of continuous service after age 45, and SFAS 106 requires the Company to accrue the estimated cost of such benefit payments during the years the employee provides services. The Company previously expensed the cost of these benefits as claims were incurred. SFAS 106 allows recognition of the cumulative effect of the liability in the year of adoption or the amortization of the obligation over a period of up to twenty years. The Company has elected to recognize this obligation of approximately $1,381,000 over a period of twenty years. Cash flows are not affected by implementation of SFAS 106, but implementation decreased net earnings from continuing operations for 1995 and 1994 by approximately $154,200 ($.02 per share) and $152,000 ($.02 per share), respectively.
      The Company's postretirement benefit plan is not funded. The accrued postretirement benefit cost recognized in the balance sheet at October 31 is as follows:

                                                                          1995         1994
                                                                        ---------   ----------

          Accumulated postretirement benefit obligation:
                   Retirees . . . . . . . . . . . . . . . . . . . . . $  347,019    $  312,000
                   Fully eligible plan participants   . . . . . . . .    723,491       637,000
                   Other active plan participants . . . . . . . . . .    661,479       605,000
                                                                       ----------   ----------
                   Accumulated postretirement benefit obligation  . .  1,731,989     1,554,000
                   Unrecognized net actuarial gains (losses)  . . . .      5,602         --
                   Unrecognized transition obligation . . . . . . . . (1,243,000)   (1,312,000)
                                                                       ----------   ----------
                   Accrued postretirement benefit cost. . . . . . . .   $494,591    $  242,000
                                                                       ==========   ==========

          Net postretirement benefit cost consisted of the
             following components:
                   Service cost . . . . . . . . . . . . . . . . . . .  $  143,279  $  127,000
                   Interest cost on accumulated postretirement
                     benefit obligation. . . . . . . . . . . . . . . .    120,658     118,000
                   Amortization of transition obligation. . . . . .  .     69,000      69,000
                                                                        ----------  ----------
                   Net postretirement benefit cost . . . . . . . . . . $  332,937  $  314,000
                                                                        ==========  ==========

      The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 12% for 1994, decreasing linearly each successive year until it reached 6.5% in 2004, after which it remains constant. A one-percentage-point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation by approximately $115,000 and the net postretirement benefit cost by approximately $28,000. The assumed discount rate used in determining the accumulated postretirement benefit obligation was 8% for the years ended October 31, 1995 and 1994.
(NOTE 13) UNAUDITED QUARTERLY FINANCIAL DATA
      Summarized unaudited quarterly financial data for 1995 follows:



                                                                                 Three Months Ended
                                                            -------------------------------------------------------------------
                                                              January 31         April 30          July 31          October 31
                                                             ------------      ------------      ------------      ------------
    Sales . . . . . . . . . . . . . . . . . . .              $ 57,520,532      $ 62,202,152     $ 68,570,080      $ 71,675,760
                                                             ============      ============     ============       ============
    Gross earnings . . .. . . . . . . . . . . .              $ 11,949,177      $ 13,380,437     $ 15,326,922      $ 15,441,149
                                                             ============      ============     ============       ============
    Net earnings . . . . . . . . . . . . . . .               $  3,825,716      $  4,246,649     $  5,181,764      $  6,974,773
                                                             ============      ============     ============       ============
    Earnings per share . . . . . . . . . . . .               $        .48      $        .52     $        .65      $        .86
                                                             ============      ============     ============       ============

    Summarized unaudited quarterly financial data for 1994 follows:

                                                                                 Three Months Ended
                                                            -------------------------------------------------------------------
                                                             January 31           April 30        July 31            October 31
                                                           ------------         ------------    ------------        ------------
    Sales . . . . . . . .  . . . . . . . . . . .           $ 47,052,752         $51,626,556     $ 55,914,438       $ 61,215,482
                                                           ============         ===========     ============       ============
    Gross earnings . . . .  . . . . . . . . . . .          $  6,054,117         $ 6,602,165     $  7,658,343       $ 13,417,559
                                                           ============         ===========     ============       ============
    Net earnings . . . . .  . . . . . . . . . . .          $  4,125,536         $ 1,441,627     $  1,776,602       $  4,516,610
                                                           ============         ===========     ============       ============
    Earnings per share . . . . . . . . . . . . . .         $        .52         $       .18     $             .22    $      .56
                                                           ============         ===========     ============       ============


14

INDEPENDENT AUDITORS' REPORT

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF
   ROANOKE ELECTRIC STEEL CORPORATION:

  We have audited the accompanying consolidated balance sheets of Roanoke Electric Steel Corporation and its wholly-owned subsidiaries as of October 31, 1995 and 1994, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended October 31, 1995. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Roanoke Electric Steel Corporation and its wholly-owned subsidiaries at October 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1995 in conformity with generally accepted accounting principles.
  As discussed in Notes 5 and 12 to the consolidated financial statements, effective November 1, 1993, the Corporation changed its method of accounting for income taxes and its method of accounting for postretirement benefits other than pensions.


/S/ DELOITTE & TOUCHE LLP

Winston-Salem, North Carolina
November 17, 1995


STOCK ACTIVITY

The Common Stock of Roanoke Electric Steel Corporation is traded nationally over the counter on Nasdaq National Market using the symbol RESC. At year end, there were approximately 780 shareholders of record. The following has been adjusted for the three-for-two stock split effective May 1, 1995.

                                         1995                   1994
                                     Stock Prices           Stock Prices
                                    High      Low           High     Low

First Quarter . . . . . . . . .      11 3\8    10          10 5\8   8 1\8

Second Quarter . . . . . . . .       11 7\8    10 1\2      12 1\8  10

Third Quarter . . . . . . . . .      14 1\2    11          11 7\8   9 5\8

Fourth Quarter . . . . . . . .       16 7\8    13 3\4      11       9 3\8


                                    Cash Dividends

                                   1995      1994

First Quarter. . . . . .           $.08      $.08

Second Quarter. . . . .             .09       .08

Third Quarter. . . . . .            .09       .08

Fourth Quarter. . . . .             .11       .08

Extra. . . . . . . . .                        .09

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

Sales

        Sales increased for the period 1993 through 1995. In 1993, sales increased 14.5% due mainly to much improved billet shipments, increased bar and fabricated products (bar joist and rebar) tons shipped and higher selling prices for all products. Improved market conditions and demand resulted in the increased bar products shipments, while the higher billet shipments were due to both increased export business and improved domestic demand. The improvement in bar and billet selling prices resulted, primarily, from higher scrap steel costs, our main raw material, prompting industry-wide price increases. Even though the construction industry remained depressed and highly competitive, shipments of fabricated products increased slightly due to successful job bidding. Selling prices for fabricated products rose due to higher raw material costs. The 29% increase in sales in 1994 was the result of significant increases in shipments of bar and fabricated products and increased selling prices for all product classes, while shipments of billets declined slightly. Continued improvement in business conditions and economic growth fueled demand and resulted in the increased shipments of bar products. An easing of competitive conditions within the construction industry led to the increased fabricated products shipments. Billet tonnage shipped declined slightly due to a lack of export shipments, although domestic shipments improved significantly. While the export markets were much more competitive, domestic demand improved substantially. Selling prices for bar and fabricated products increased, mainly, as a result of higher raw material costs, but some of the increased selling prices were demand driven. The higher billet prices were also driven by higher raw material costs, but the increased domestic billet shipments, which bring a higher price, also contributed. In 1995, sales were 20.5% higher due to substantial increases in shipments of fabricated products and billets, together with much improved selling prices for all product classes, while bar products shipments were flat. Reduced competition and increased activity within the construction industry led to the higher shipment levels of fabricated products. Improved market conditions and increased domestic demand resulted in the improved billet tons shipped, as export markets were highly competitive. Inventory reductions by bar products customers accounted for the flat shipments, even though market conditions and backlogs remained strong for much of the year. Selling prices for fabricated products increased due to higher raw material costs and demand. The improved selling prices for bar products were mostly attributable to increased scrap prices and rising demand in the early part of the year, as prices fell slightly near year-end. Billet selling prices were higher due again to the increased scrap costs and improved product mix.

Cost of Sales and Gross Margins

        In 1993, the increase in cost of sales was attributable to the increased tons shipped of all product classes, together with increased costs of scrap steel. Cost of sales increased in 1994 as a result of the increased tons shipped of bar and fabricated products in addition to a continued rise in scrap steel costs. The increase in cost of sales in 1995 was due primarily to the higher shipments of fabricated products and billets, together with an increase in both scrap and other raw material costs.
        Gross earnings as a percentage of sales improved 1.5% to 13.5% for 1993 due to the increased selling prices for all products which more than offset the increased scrap costs. The gross profit percentage continued to increase in 1994 and finished up 2.1% to 15.6%. Higher selling prices for all product classes and the efficiencies of much improved production accounted for the higher margins in spite of the significant increase in scrap costs. In 1995, gross earnings as a percentage of sales climbed an additional 6.0% to 21.6%. 16
        The improvement was mainly the result of the higher selling prices for all product classes and increased production levels which reduced unit costs for fixed expenses, in spite of the higher scrap costs.
        For all years in the 1993-1995 period, the increased shipment levels at the higher gross profit margins provided the improvements in gross and net earnings.

Administrative Expenses

        In 1993, administrative expenses increased due mainly to executive and management compensation which increased with production, shipments and earnings in accordance with various incentive arrangements. However, administrative expenses were 6.9% of sales - down from 7.2% in 1992. The percentage declined further in 1994 to 6.5%, even though administrative expenses increased as a result of higher executive and management compensation, taxes, insurance, bad debts and professional fees. The majority of the increase in administrative expenses in 1995 was attributable to executive and management compensation as production, shipments and earnings improved significantly. The percentage of administrative expenses to sales improved to 6.2%.

Interest Expense

        In 1993, interest expense declined due to lower interest rates and average borrowings, in spite of a decline in interest income to $525,784 and less capitalized interest of $42,418. Interest expense increased in 1994 as a result of higher interest rates, lower interest income of $438,466 and decreased capitalized interest of $19,341, even though average borrowings were lower. In 1995, interest expense increased due to higher interest rates, increased average borrowings and declines in interest income and capitalized interest to $400,692 and $10,146, respectively.

Profit Sharing Expense and Income Taxes

        Contributions to various profit sharing plans are determined as a proportion of earnings before income taxes and should normally increase and decrease with earnings. In 1993, income tax expense as a percentage of pretax income was relatively constant with 1992. Income tax expense in 1994 and 1995 was affected by higher tax rates and the adjustment of deferred taxes required by SFAS 109.

Financial Condition, Liquidity and Capital Resources

        At October 31, 1995, working capital was $45,483,760, the current ratio was 2.2 to 1 and the quick ratio was 1.3 to 1 - all improved and very sound. Cash, investments and accounts receivable of $51,338,585 were more than adequate to pay current liabilities of $38,569,233 which is a good indication of liquidity and a healthy financial condition. Commitments for the purchase of property, plant and equipment at year end were $9,432,331 and 1996 curtailments of long-term debt will be $3,750,000. These obligations will affect future liquidity and working capital; however, profits and depreciation should provide adequate working capital to fund these items. Cash and cash equivalents increased $6,849,608 during the year to $6,999,644, providing additional liquidity.
        Total long-term and short-term borrowings declined $291,834 during the year, in spite of capital expenditures of $11,654,366. The ratio of debt to equity improved to .75 to 1, and the percentage of long-term debt to total capital decreased from 22.2% to 15.9%. This low percentage provided significant additional debt capacity, and the strong financial condition and results of operations assured an investment grade rating. Various lenders have found the Company attractive, and several proposals were being reviewed at year end for term debt and revolving credit facilities. In addition, there were capital resources available in the amount of $28,500,000, representing the unused portion of $39,500,000 in lines of credit made available by various banks. The Company believes its capital resources more than adequately meet its needs.
        Management is of the opinion that adoption of the Clean Air Act Amendments or any other environmental concerns will not have a materially adverse effect on the Company's operations, capital resources or liquidity (see note 7). Additional future capital expenditures are presently estimated to be less than $1,000,000.

OFFICERS

Donald G. Smith,  60
Chairman,  President, Treasurer
and Chief Executive Officer
38 years of service

Frank S. Key, Jr., 71
President, Socar, Inc.
29 years of service

William L. Neal, 68
President, John W. Hancock, Jr., Inc.
40 years of service

H. James Akers, Jr., 56
Vice President, Melt Operations
39 years of service

Donald R. Higgins, 50
Vice President - Sales
30 years of service

Watson B. King, 56
Vice President, Mill Operations
34 years of service

John E. Morris, 54
Vice President - Finance
and Assistant Treasurer
24 years of service

Thomas J. Crawford, 40
Assistant Vice President and Secretary
18 years of service

Daniel L. Board, 58
Assistant Vice President, Purchasing
35 years of service

William O. Warwick, 63
Assistant Vice President, Human
Resources and Environmental Affairs
28 years of service


BOARD OF DIRECTORS


Frank A. Boxley
President,
Southwest Construction, Inc.

T. A. Carter
Architect

George B. Cartledge, Jr.
President,
Grand Piano & Furniture Co., Inc.

Charles I. Lunsford, II
Chairman,
Charles Lunsford Sons & Associates

William L. Neal
President,
John W. Hancock, Jr., Inc.

Thomas L. Robertson
President and Chief Executive Officer,
Carilion Health System


Donald G. Smith
Chairman, President, Treasurer
  and Chief Executive Officer,
Roanoke Electric Steel Corporation

Paul E. Torgersen
President,
Virginia Polytechnic Institute
  and State University

Gordon C. Willis
Chairman of the Board,
Rockydale Quarries Corporation

John D. Wilson
Retired President,
Washington & Lee University


COMMITTEES OF THE BOARD


Executive:
D. G. Smith, Chairman; T. L. Robertson,
P. E. Torgersen, G. C. Willis

Audit:
G. C. Willis, Chairman; T. A.
Carter,
T. L. Robertson, P. E. Torgersen


Compensation and Stock Option:
G. B. Cartledge, Jr., Chairman;
F. A. Boxley, C. I. Lunsford, II, J. D. Wilson

Profit Sharing:
C. I. Lunsford, II, Chairman; D. G. Smith


CORPORATE INFORMATION


Corporate Office
102 Westside Boulevard,
P.O. Box 13948, Roanoke, Virginia 24038
540-342-1831


Annual Meeting
The 1996 annual meeting of shareholders
will be held at 10:00 a.m. on
Tuesday, February 20, 1996 at the Appalachian
Power Company Building, 40 Franklin
Road, S. W., Roanoke, Virginia.


General Counsel
Woods, Rogers & Hazlegrove P.L.C.
Roanoke, Virginia


Independent Auditors
Deloitte & Touche LLP
Winston-Salem, North Carolina

Transfer Agent and Registrar
Wachovia Bank of North Carolina, N.A.
Corporate Trust Department,
P.O. Box 3001, Winston-Salem, NC 27102
800-633-4236


Stock Listing
Nasdaq National Market; Symbol: RESC

Dividend Reinvestment Plan
Roanoke Electric Steel offers its
shareholders a dividend reinvestment
plan through its transfer agent.
For more information, please contact
the transfer agent or
Thomas J. Crawford, Secretary.

Financial Information
Analysts, investors and others seeking
financial information are requested to
contact: John E. Morris, Vice President-
Finance or Thomas J. Crawford, Assistant
Vice President and Secretary.

Copies of the Corporation's Annual Report or Form 10-K may be obtained without charge by writing to Mr. Crawford at the above address.
18

ROANOKE ELECTRIC STEEL CORPORATION
P.O. BOX 13948, ROANOKE, VIRGINIA 24038  540-342-1831