Form 10-K, Exhibit 13
period 1996-10-31
ROANOKE ELECTRIC STEEL CORP
filed 1997-01-29
CIK 84278

ANNUAL REPORT FOR 1996

ROANOKE ELECTRIC STEEL CORPORATION / ANNUAL REPORT 1996

1996 Highlights

Net earnings second highest on record

Sales second highest in history

Record earnings by our fabricating subsidiaries

Record shipments of mill products

Record production of mill products

Record working capital of $59,630,189

Record total assets of $167,015,901

Record stockholders' equity of $94,433,091

16.7 % return on average equity

15.2 % pretax return on average total assets

$60,000,000 unsecured credit facility closed

750,000 share repurchase plan approved

Cash dividend increased 9.1 %

New ladle refining furnace and upgrade of electric arc furnace completed

Dust stabilization process placed in operation

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

                         To Our Shareholders

Results of Operations

   Earnings for fiscal year 1996 of $15,414,834 were the second best on record and were achieved on sales of $246,286,652. Earnings for 1995 were $20,228,902 on sales of $259,968,524. Earnings per share for 1996 were $1.96 compared to $2.51 last year - down 21.9%.
   Gross profit margins narrowed during the year due mainly to lower selling prices for our mill products. Selling prices came under pressure during the year as softer markets reduced demand and increased competition. While competition reduced selling prices, it had little impact on orders as shipments of mill products reached record levels. In spite of the reduced demand, we were able to sustain shipments with an exceptional marketing effort. Strong business conditions continued within the construction industry as our margins for fabricated products improved, and our fabricating subsidiaries attained record earnings. Unfortunately, we were not able to overcome the lower selling prices for mill products. In addition, billet shipments and earnings were negatively affected when the planned shutdown of our melt shop to install a new ladle furnace and upgrade an electric arc furnace was unexpectedly prolonged due to construction problems.
     Other notable achievements of 1996 were:
   -  a record year for mill production.
   -  a $14,146,429 increase in working capital to a record $59,630,189.
   -  an increase in total assets to a record $167,015,901.
   -  an increase in stockholders' equity to a record $94,433,091.
   -  a return on average equity of 16.7%.
   -  a pretax return on average total assets of 15.2%.

Financial Condition

   Our financial condition remained strong. In addition to the increases in working capital and stockholders' equity, the current ratio improved to 3.5 to 1 and the quick ratio improved to 2.0 to 1. During the year, we closed on an unsecured $60,000,000 credit facility with a syndicate of lenders. The facility was comprised of a $30,000,000 ten-year term loan and a $30,000,000 five-year revolver. The term loan was used to purchase additional equipment and refinance debt at much lower interest rates. The revolver replaced lines of credit that were not legally binding. In spite of the additional debt, the percentage of long-term debt to total capital was 27.2%, and the ratio of debt to equity was .77 to 1- both indicators of very respectable debt levels. The substantial amount of working capital and the revolver have provided the capital resources necessary to maintain our competitive position and ensure future growth.

Dividends

   In an effort to reaffirm their confidence in the future of the Company and the steel industry, the Board of Directors approved during the year the repurchase of up to 750,000 shares of the Company's common stock. At year end, the Company had acquired 556,200 shares under the plan at a cost of $7,735,949. Also, in recognition of the excellent performance during the current fiscal year, the Board, on October 15, 1996, approved a 9.1% increase in the cash dividend and declared the 152nd consecutive quarterly cash dividend in the amount of 12 cents per share payable November 25, 1996. The increased quarterly dividend pushed the annual dividend rate to 48 cents per share, putting the current yield on our common stock in the 3.5% range.

Construction and Development

   As part of our continuing effort to build and maintain a strong competitive Company, we completed the installation of our new ladle refining furnace and the upgrade of an electric arc furnace, accounting for most of the $18,194,216 in capital expenditures for 1996. The ladle furnace and furnace upgrade are expected to increase raw steel production, improve quality, reduce production costs and improve operating efficiencies. These state-of-the-art improvements to our melting facilities have considerably enhanced our competitive position. In addition, near year end, we began treating a portion of our electric furnace dust, a hazardous substance, utilizing our own stabilization process. Significant savings will be realized as our process replaces off-site and more expensive treatment methods. The melt shop enhancements and dust stabilization process have added significant long-term value and will help to maximize the future results of the Company.

Looking Ahead

   As we begin 1997, backlogs and selling values of fabricated products are excellent, while the backlogs for mill products are at comfortable levels. Selling prices for mill products continue to be depressed; however, scrap steel prices are falling which should result in improved margins in the first quarter. Economic forecasts call for continued slow growth. Interest rates and inflation are low, although some economists fear they could come under pressure. With no signs of recession and favorable looking markets, the prospects are encouraging for another good year in fiscal 1997.
    We are performing as well or better than most of the industry and remain optimistic about the future of Roanoke Electric Steel Corporation. We have invested over $100,000,000 in plant and equipment since 1986 to improve operating efficiencies, increase production capacity, and maximize earnings. The Company has made key acquisitions over the years and looks to new acquisitions for future growth. Our efforts to sustain profitable growth are ongoing, and by being well positioned financially, we can continue to produce positive results for our Company and shareholders. We are confident that at the peak of the next cycle, we will again achieve record results. We are pleased with the results for fiscal 1996 and again acknowledge, with appreciation, the efforts of our dedicated employees. As always, we thank our valued customers for another successful year and our shareholders for their confidence and investment in Roanoke Electric Steel Corporation.

                  Donald G. Smith
                    Chairman of the Board and Chief Executive Officer

SELECTED FINANCIAL DATA


Year Ended October 31,          1996              1995              1994                 1993             1992
------------------------------------------------------------------------------------------------------------------------
Operations
   Sales                      $246,286,652      $259,968,524      $215,809,228         $167,294,378     $146,036,301
   Gross earnings               47,914,269        56,097,685        33,732,184           22,565,662       17,562,115
   Interest expense-net          1,538,191         2,053,643         1,891,263            1,730,822        2,031,154
   Income taxes                  9,305,808        13,035,243         5,684,150            2,785,168        1,491,474
   Earnings before
    cumulative effect
    of change in
    accounting
    principle                   15,414,834        20,228,902         8,766,435            4,750,106        2,655,006
   Net earnings                 15,414,834        20,228,902        11,860,375            4,750,106        2,655,006
------------------------------------------------------------------------------------------------------------------------

Financial Position
   Working capital           $  59,630,189     $  45,483,760     $  34,504,420        $  36,406,901       26,188,178
   Total assets                167,015,901       157,774,658       140,473,510          130,620,435      125,558,910
   Long-term debt               35,291,666        16,979,166        20,729,166           25,521,000       20,486,500
   Stockholders' equity         94,433,091        90,062,598        72,417,669           63,203,577       60,990,935
------------------------------------------------------------------------------------------------------------------------

Selected Ratios
   Gross profit margin                19.5%             21.6%             15.6%                13.5%            12.0%
   Operating income margin             6.3%              7.8%              5.5%                 2.8%             1.8%
   Effective tax rate                 37.6%             39.2%             39.3%                37.0%            36.0%
   Current ratio                       3.5               2.2               2.0                  2.4              1.9
   Quick ratio                         2.0               1.3               1.2                  1.4              1.1
   Funded debt as a
     percentage of
     total capital                    29.5%             26.1%             30.7%                36.6%            38.0%
   Pretax return on average
     total assets                     15.2%             22.3%             10.7%                 5.9%             3.3%
   Return on average
     stockholders'
      equity                          16.7%             24.9%             12.9%*                7.6%             4.4%
------------------------------------------------------------------------------------------------------------------------
Per Share Data
   Earnings before
     cumulative effect of
     change in accounting
     principle                       $1.96             $2.51             $1.09                $0.60            $0.33
   Net earnings                       1.96              2.51              1.48                 0.60             0.33
   Cash dividends                     0.45              0.37              0.41                 0.32             0.32
   Stockholders' equity              11.99             11.19              9.06                 7.94             7.67
------------------------------------------------------------------------------------------------------------------------

Weighted average common
   shares outstanding            7,876,987         8,045,644         7,988,985            7,956,339        7,952,539



Per share information has been adjusted for three-for-two stock split effective May 1, 1995

* 1994 accounting change of $3.1 million excluded


                                    [GRAPH]

                1996           1995          1994        1993          1992
Stockholders'
 Equity       $94,433,091   $90,062,598  $72,417,669   $63,203,577  $60,990,935

Long-Term
 Debt         $35,291,666   $16,979,166  $20,729,166   $25,521,000  $20,486,500

CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF EARNINGS


                                                                                Year Ended October 31,
                                                                                -----------------------
                                                           1996                            1995                          1994
                                                        ------------                    ------------                  ------------
SALES                                                     $246,286,652                   $259,968,524                 $ 215,809,228
COST OF SALES                                              198,372,383                    203,870,839                   182,077,044
                                                          ------------                   ------------                  ------------
GROSS EARNINGS                                              47,914,269                     56,097,685                    33,732,184
                                                          ------------                   ------------                  ------------
OTHER OPERATING EXPENSES
  Administrative                                            17,315,039                     16,194,810                    14,047,008
  Interest, net                                              1,538,191                      2,053,643                     1,891,263
  Profit sharing                                             4,340,397                      4,585,087                     3,343,328
                                                          ------------                   ------------                  ------------
                                                            23,193,627                     22,833,540                    19,281,599
                                                          ------------                   ------------                  ------------
EARNINGS BEFORE INCOME TAXES AND CUMULATIVE
  EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE                  24,720,642                     33,264,145                    14,450,585
INCOME TAX EXPENSE                                           9,305,808                     13,035,243                     5,684,150
                                                          ------------                   ------------                  ------------
EARNINGS BEFORE CUMULATIVE EFFECT OF
  CHANGE IN ACCOUNTING PRINCIPLE                            15,414,834                     20,228,902                     8,766,435
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
  PRINCIPLE FOR INCOME TAXES                                 -                              -                             3,093,940
                                                          ------------                   ------------                  ------------
NET EARNINGS                                             $  15,414,834                  $  20,228,902                 $  11,860,375
                                                          ============                   ============                  ============
EARNINGS PER SHARE OF COMMON STOCK
   EARNINGS BEFORE CUMULATIVE EFFECT
    OF ACCOUNTING CHANGE                                 $        1.96                  $        2.51                 $       1 .09
  CUMULATIVE EFFECT OF ACCOUNTING
    CHANGE FOR INCOME TAXES                                  -                              -                                  0.39
                                                          ------------                   ------------                  ------------
    NET EARNINGS PER SHARE OF
      COMMON STOCK                                       $        1.96                  $        2.51                 $        1.48
                                                          ============                   ============                  ============
CASH DIVIDENDS PER SHARE OF
  COMMON STOCK                                           $        0.45                  $        0.37                 $        0.41
                                                          ============                   ============                  ============




CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                      Capital in                         Treasury Stock
                                             Common Stock             Excess of                             (At Cost)
                                         ------------------------      Stated         Retained    ---------------------------
                                        Shares         Amount          Value          Earnings       Shares         Amount
                                      ---------      ----------     ----------       -----------    ---------     ----------
BALANCE, NOVEMBER 1, 1993               5,902,738     $   722,151     $9,349,429      $54,326,865      597,829     $1,194,868
    Stock options exercised                44,000         608,499       -                 -             -             -
    Net earnings                           -              -             -              11,860,375       -             -
    Cash dividends                         -              -             -              (3,254,782)      -             -
                                        ---------      ----------     ----------      -----------    ---------     ----------
BALANCE, OCTOBER 31, 1994               5,946,738       1,330,650      9,349,429       62,932,458      597,829      1,194,868
       Three-for-two stock split        2,984,619         -             -                 -            298,914        -
    Cash paid in lieu of fractional
          shares on stock split              (152)        -             -                  (1,776)      -             -
    Stock options exercised                39,185         398,853       -                 -             -             -
    Net earnings                           -              -             -              20,228,902       -             -
    Cash dividends                         -              -             -              (2,981,050)      -             -
                                        ---------      ----------     ----------      -----------    ---------     ----------
BALANCE, OCTOBER 31, 1995               8,970,390       1,729,503      9,349,429       80,178,534      896,743      1,194,868
    Repurchase of common stock             -              -             -                 -            556,200      7,735,949
    Stock options exercised                23,750         187,293       -                 -             -             -
        Net earnings                       -              -             -              15,414,834       -             -
        Cash dividends                     -              -             -              (3,495,685)      -             -
                                        ---------      ----------     ----------      -----------    ---------     ----------

BALANCE, OCTOBER 31, 1996               8,994,140      $1,916,796     $9,349,429      $92,097,683    1,452,943     $8,930,817
                                        =========      ===========    ==========      ===========    =========     ==========

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

                                                                    1996                    1995
                                                                 -----------            ------------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                      $   1,038,689          $    6,999,644
  Investments                                                        6,059,853               4,179,418
  Accounts receivable                                               40,479,798              40,159,523
  Inventories                                                       34,314,899              30,866,238
  Prepaid expenses                                                     651,013                 722,729
  Deferred income taxes                                              1,039,542               1,125,441
                                                                  ------------            ------------
        Total current assets                                        83,583,794              84,052,993
                                                                  ------------            ------------

PROPERTY, PLANT AND EQUIPMENT
  Land                                                               4,291,522               4,312,689
  Buildings                                                         17,889,855              17,195,735
  Other property and equipment                                     123,215,697             104,825,380
  Assets under construction                                          1,054,026               5,741,611
                                                                  ------------            ------------
        Sub-total                                                  146,451,100             132,075,415
  Less-accumulated depreciation                                     63,216,681              58,569,617
                                                                  ------------            ------------
                                                                    83,234,419              73,505,798
                                                                  ------------            ------------
OTHER ASSETS                                                           197,688                 215,867
                                                                  ------------            ------------

                                                                  $167,015,901            $157,774,658
                                                                  ============            ============
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Current portion of long-term debt                              $   4,250,000          $    3,750,000
  Notes payable                                                      -                      11,000,000
  Accounts payable                                                  10,977,510              14,483,781
  Dividends payable                                                    904,944                 888,101
  Employees' taxes withheld                                            284,466                 226,677
  Accrued profit sharing contribution                                3,911,957               4,403,031
  Accrued wages and expenses                                         2,745,159               2,396,913
  Accrued income taxes                                                 879,569               1,420,730
                                                                  ------------            ------------
        Total current liabilities                                   23,953,605              38,569,233
                                                                  ------------            ------------
LONG-TERM DEBT
  Notes payable                                                     39,541,666              20,729,166
  Less-current portion                                               4,250,000               3,750,000
                                                                  ------------            ------------
                                                                    35,291,666              16,979,166
                                                                  ------------            ------------
POSTRETIREMENT LIABILITIES                                             742,839                 494,591
                                                                  ------------            ------------
DEFERRED INCOME TAXES                                               12,594,700              11,669,070
                                                                  ------------            ------------
COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 7)
STOCKHOLDERS' EQUITY
  Common stock-no par value-authorized 20,000,000 shares,
    issued 8,994,140 shares in 1996 and 8,970,390 in 1995            1,916,796               1,729,503
  Capital in excess of stated value                                  9,349,429               9,349,429
  Retained earnings                                                 92,097,683              80,178,534
                                                                  ------------            ------------
                                                                   103,363,908              91,257,466
  Less-treasury stock, 1,452,943 shares in 1996
     and 896,743 in 1995 - at cost                                   8,930,817               1,194,868
                                                                  ------------            ------------
        Total stockholders' equity                                  94,433,091              90,062,598
                                                                  ------------            ------------
                                                                  $167,015,901            $157,774,658
                                                                  ============            ============

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                       Year Ended October 31,
                                                                   ------------------------------------------------------------
                                                                      1996                     1995                     1994
                                                                   -----------              -----------             -----------
CASH FLOWS FROM OPERATING ACTIVITIES



Net earnings                                                        $15,414,834              $20,228,902             $11,860,375
Adjustments to reconcile net earnings to net cash provided
  by operating activities:
   Cumulative effect of change in accounting for
    income taxes                                                       -                        -                     (3,093,940)
   Postretirement liabilities                                           248,248                  252,591                 242,000
   Depreciation and amortization                                      8,380,456                7,989,663               7,559,118
   Gain on sale of investments and property,
    plant and equipment                                                 (59,312)                (193,926)                (12,017)
   Deferred income taxes                                              1,011,529                 (160,859)                (88,605)
   Changes in assets and liabilities which provided (used)
    cash, exclusive of changes shown separately                      (7,829,691)              (8,383,359)             (2,054,358)
                                                                    -----------              -----------             -----------
Net cash provided by operating activities                            17,166,064               19,733,012              14,412,573
                                                                    -----------              -----------             -----------
CASH FLOWS FROM INVESTING ACTIVITIES
   Expenditures for property, plant and equipment                   (18,194,216)             (11,654,366)            (11,744,913)
   Proceeds from sale of property, plant and equipment                  200,666                  952,635                 189,849
   Purchase of investments                                           (3,840,892)              (1,879,186)             (3,489,816)
   Proceeds from sale of investments                                  1,910,093                3,022,446               3,342,493
   Other                                                                 12,328                 -                        783,577
                                                                    -----------              -----------             -----------
Net cash used in investing activities                               (19,912,021)              (9,558,471)            (10,918,810)
                                                                    -----------              -----------             -----------
CASH FLOWS FROM FINANCING ACTIVITIES
   Increase (decrease) in notes payable                             (11,000,000)               4,500,000                 500,000
   Cash dividends                                                    (3,495,685)              (2,981,050)             (3,254,782)
   Cash paid for fractional shares on stock split                      -                          (1,776)               -
   Increase (decrease) in dividends payable                              16,843                 (449,126)                700,638
   Proceeds from exercise of common stock options                       187,293                  398,853                 608,499
   Payment of long-term debt                                        (15,687,500)              (4,791,834)             (4,965,500)
   Proceeds from long-term debt                                      34,500,000                 -                       -
   Repurchase of common stock                                        (7,735,949)                -                       -
                                                                    -----------              -----------             -----------
Net cash used in financing activities                                (3,214,998)              (3,324,933)             (6,411,145)
                                                                    -----------              -----------             -----------
NET INCREASE (DECREASE) IN CASH AND CASH
   EQUIVALENTS                                                       (5,960,955)               6,849,608              (2,917,382)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                          6,999,644                  150,036               3,067,418
                                                                    -----------              -----------             -----------
CASH AND CASH EQUIVALENTS, END OF YEAR                             $  1,038,689             $  6,999,644           $     150,036
                                                                    ===========              ===========             ===========
CHANGES IN ASSETS AND LIABILITIES WHICH
  PROVIDED (USED) CASH, EXCLUSIVE OF CHANGES
  SHOWN SEPARATELY
   (Increase) decrease in accounts receivable                      $   (320,275)            $ (5,318,685)           $ (6,765,960)
   (Increase) decrease in inventories                                (3,448,661)              (3,896,576)             (2,900,482)
   (Increase) decrease in prepaid expenses                               71,716                  436,345                 165,049
   Increase (decrease) in accounts payable                           (3,506,271)              (2,076,376)              4,965,055
   Increase (decrease) in employees' taxes withheld                      57,789                  (28,288)                 47,896
   Increase (decrease) in accrued profit sharing contribution          (491,074)               1,133,391               1,589,394
   Increase (decrease) in accrued wages and expenses                    348,246                  632,050                 228,278
   Increase (decrease) in accrued income taxes                         (541,161)                 734,780                 616,412
                                                                    -----------              -----------             -----------
Total                                                              $ (7,829,691)            $ (8,383,359)           $ (2,054,358)
                                                                    ===========              ===========             ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION
Cash paid during the period for:
   Interest (net of amount capitalized)                            $  1,979,832             $  2,484,598            $  2,343,960
                                                                    -----------              -----------             -----------
   Income taxes                                                    $  8,835,440              $12,461,322            $  5,156,266
                                                                    -----------              -----------             -----------

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

   GOODWILL
   The excess of cost over fair value of net assets of acquired subsidiary has been amortized using the straight-line method over the estimated benefit period of ten years. Goodwill of $1,864,703 has been fully amortized through October 31, 1994.

   CASH AND CASH EQUIVALENTS
   The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

   INVESTMENTS
   Investments consist primarily of debt securities which mature between 1997 and 2024. On November 1, 1994, the Company adopted Statement of Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). In accordance with the provisions of SFAS 115, management has classified its entire debt securities portfolio as "available for sale". Under SFAS 115, "available for sale" securities are reported at fair value with unrealized gains and losses reported as a separate component of equity. These investments are carried on the balance sheets at fair value, which approximates amortized cost. Accordingly, there were no adjustments to equity at October 31, 1996 and 1995.

   REVENUE RECOGNITION
   Revenues from sales are recognized when products are shipped to customers, except for fabrication products which are recognized by the percentage-of-completion method in accordance with industry practice. Sales to an unaffiliated customer amounted to 11%, 15% and 13% of consolidated sales for 1996, 1995 and 1994, respectively.

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

   FAIR VALUE OF FINANCIAL INSTRUMENTS
   At October 31, 1996, the fair value of the Company's cash and cash equivalents, accounts receivable, investments and long-term debt approximated amounts recorded in the accompanying consolidated financial statements (see notes 1 and 6).

   USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(NOTE 2) INVENTORIES
   If the FIFO method of valuing inventories had been used by John W. Hancock, Jr., Inc., consolidated inventories would have been $1,480,377 greater in 1996 and $1,549,596 greater in 1995.

   Inventories include the following major classifications:

                                                                             October 31,
                                                           ------------------------------------------------------------
                                                              1996                     1995                     1994
                                                           -----------               -----------            -----------
Scrap steel                                              $  5,313,335             $  3,728,612             $  4,737,074
Melt supplies                                               2,416,879                2,443,827                1,888,830
Billets                                                     7,103,342                1,748,778                3,209,030
Mill supplies                                               3,085,749                3,210,946                2,867,779
Finished steel                                             16,395,594               19,734,075               14,266,949
                                                          -----------              -----------              -----------
        Total inventories                                $ 34,314,899             $ 30,866,238             $ 26,969,662
                                                          ===========              ===========              ===========

                                       12

(NOTE 3) PROPERTIES AND DEPRECIATION

   Depreciation expense for the years ended October 31, 1996, 1995 and 1994 amounted to $8,366,012, $7,863,154 and $7,332,833, respectively. Generally, the rates of depreciation range from 3.3% to 20% for buildings and improvements and 5% to 33% for machinery and equipment. Property additions in 1996, 1995 and 1994 included $438,346, $10,146 and $19,341 of interest capitalized, respectively.

(NOTE 4) SHORT-TERM DEBT

   The following information relates to aggregate short-term borrowings:

                                                                                           October 31,
                                                                                    ----------------------------
                                                                                    1996                   1995
                                                                                  -----------           -----------
   Notes payable to banks                                                         $    -                 $ 11,000,000
                                                                                   ===========            ===========
   Maximum borrowings outstanding at any month end                                $ 12,500,000           $ 14,000,000
                                                                                   ===========            ===========
   Weighted average loans outstanding to banks                                    $  3,337,432           $ 11,364,384
                                                                                   ===========            ===========
   Weighted average interest rates for the year                                           6.03%                  6.33%
                                                                                   ===========            ===========
   Weighted average interest rates at October 31                                       -      %                  6.17%
                                                                                   ===========            ===========





   At October 31, 1995, the Company had lines of credit with various domestic banks aggregating $39,500,000 with $28,500,000 unused. These arrangements were reviewed periodically by the lending banks for renewal, and although not legally binding, commitments were traditionally honored, without requiring compensating balances. On February 15, 1996, the Company replaced these lines of credit with a syndicated loan facility, part of which provides a five-year $30,000,000 revolver, as explained in note 6. Also provided by this credit facility is a $5,000,000 line of credit to be used to cover overdrafts in a demand deposit account.

(NOTE 5) INCOME TAXES

   The Company files a consolidated federal income tax return. The federal income tax returns through October 31, 1990 have been examined by the Internal Revenue Service with all issues settled.

   The following is a reconciliation of income tax expense per consolidated statements of earnings to that computed by using the federal statutory tax rate of 35% for 1996 and 1995 and 34.33% for 1994:


                                                                                    Year Ended October 31,
                                                                   ----------------------------------------------------------
                                                                    1996                    1995                     1994
                                                                   ---------              -----------              ----------
        Federal tax at the statutory rate                          $8,652,225              $11,642,451              $4,960,886
        Increase (decrease) in taxes resulting from:
          State income taxes, net of federal tax benefit              785,077                1,297,302                 560,240
          Other items, net                                           (131,494)                  95,490                 163,024
                                                                   ----------              -----------              ----------
        Income taxes per consolidated statements of earnings       $9,305,808              $13,035,243              $5,684,150
                                                                   ==========              ===========              ==========



        The components of income tax expense are as follows:

                                                                                    Year Ended October 31,
                                                                   -----------------------------------------------------------
                                                                      1996                     1995                     1994
                                                                   ----------              -----------              ----------
        Current income taxes:
          Federal                                                  $7,192,428              $11,463,015              $4,859,095
          State                                                     1,101,851                1,733,087                 913,660
                                                                   ----------              -----------              ----------
        Total current income taxes                                  8,294,279               13,196,102               5,772,755
                                                                   ----------              -----------              ----------
        Deferred income taxes:

          Federal                                                     905,569                 (122,692)                (28,059)
          State                                                       105,960                  (38,167)                (60,546)
                                                                   ----------              -----------              ----------
        Total deferred income taxes                                 1,011,529                 (160,859)                (88,605)
                                                                   ----------              -----------              ----------

        Total income taxes                                         $9,305,808              $13,035,243              $5,684,150
                                                                   ==========              ===========              ==========

   The Company adopted SFAS 109, effective November 1, 1993. The cumulative effect of adopting SFAS 109 on the Company's consolidated statements of earnings was to increase income by $3,093,940 ($.39 per share) for 1994.

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes, and operating loss and tax credit carryforwards. As of October 31, 1996, 1995 and 1994, the Company had total deferred tax liabilities of $12,594,700, $11,669,070 and $11,920,039, respectively, and deferred tax assets of $1,039,542, $1,125,441 and $1,215,551, respectively. Deferred tax liabilities result exclusively from excess tax depreciation, and deferred tax assets result, primarily, from reserves not currently deductible of $675,026 for 1996, $988,429 for 1995 and $1,001,280 for 1994. There were no valuation allowances.

(NOTE 6) LONG-TERM DEBT

   Long-term debt consisted of the following:

                                                                                             October 31,
                                                                                    -------------------------------
                                                                                     1996                       1995
                                                                                  -----------               -----------
        Revolving credit agreement                                               $  2,500,000             $   -
        Syndicated term loan, unsecured, payable in quarterly installments of
         $750,000 beginning May 21, 1996.  Interest payable quarterly at the
         LIBOR rate of 5.43% plus 3/4%. Due February 21, 2006.                     28,500,000                 -
        Term loan, unsecured, payable in monthly installments of
         $104,167, plus interest at 6.44%. Due September 1, 2003.                   8,541,666                9,791,666
        Term loan collateralized by equipment at Roanoke plant,
         payable in annual installments of $1,250,000.  Interest payable monthly at the LIBOR rate of 5.94% plus 1/2%.  Due November 1, 1999.
         (Paid February 20, 1996)                                                     -                      6,250,000
        Term loan collateralized by land, buildings and equipment at
         Roanoke plant, payable in quarterly installments of $312,500, plus interest at the LIBOR rate of 5.91% plus 5/8%. Due September 1, 1999.
         (Paid February 20, 1996)                                                     -                      4,687,500
                                                                                  -----------              -----------
        Total                                                                      39,541,666               20,729,166
        Less-current portion                                                        4,250,000                3,750,000
                                                                                  -----------              -----------
        Long-term debt                                                           $ 35,291,666             $ 16,979,166
                                                                                 ============              ===========

   In February 1996, the Company entered into a new $30,000,000 revolving credit agreement with a group of banks that extends through February 21, 2001. This agreement replaced existing lines of demand credit which were not legally binding. The rate of interest payable under the new agreement is based on LIBOR, which at October 31, 1996 is 5.38% plus 35 basis points. The agreement requires the Company to pay a facility fee at an annual rate of .15%. Revolving credit debt at October 31, 1996 was classified as long-term, based on the terms of the agreement.

   The Company does not use derivatives for trading purposes. Interest rate swaps, a form of derivative, are used to manage interest costs. During 1996 and 1995, the Company used three interest rate swaps, two of which matured in 1996. Currently, the Company maintains an interest rate swap agreement resulting in a fixed rate of 6.68% on the notional amount of $28,500,000 through February 2006. At the close of fiscal year 1995, the two swap agreements, then in place, resulted in fixed rates of 8.78% on the notional amount of $4,687,500 and 8.92% on the notional amount of $6,250,000. The difference between fixed rate and floating rate interest is recognized as an adjustment to interest expense in the period incurred. The fair value of the current swap is estimated based on current settlement prices and was approximately $138,000, in favor of the Company, at October 31, 1996.

   Under the loan agreements, the Company must maintain consolidated current assets of not less than 1.5 times consolidated current liabilities and maintain consolidated funded debt of not greater than .5 times consolidated total capitalization. Currently, consolidated tangible net worth cannot be less than $69,624,450. In addition, the ratio of EBITDA to the sum of current maturities of long-term debt and consolidated interest expense must equal at least 1.5.

   Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of the year-end fair value of significant financial instruments, including long-term debt. The Company's carrying value of long-term debt approximates fair value. The fair value of the 1996 swap agreement is mentioned above, while the 1995 swap agreements were near maturity at October 31, 1995, and therefore approximated fair value.

   Annual aggregate long-term debt maturities are $4,250,000 in 1997, 1998, 1999 and 2000 and $6,750,000 in 2001.

(NOTE 7) COMMITMENTS AND CONTINGENT LIABILITIES

   At October 31, 1996, the Company was committed for $1,507,294 for purchases of equipment and production facilities.

   The Company and the County of Roanoke, Va. have entered into consent agreements with the United States Environmental Protection Agency (EPA) for the clean-up of specific portions of a landfill site and adjacent streams near Salem, Va. One agreement is a "remedial action" for the removal and off-site treatment and disposal of an emission control dust pile located on the site. This action was completed during 1995 with all costs reflected in the accompanying consolidated financial statements. Another agreement pertains to a "removal action" for the removal and treatment of emission dust, sediment and contaminated soil associated with the streams. The EPA has approved on-site stabilization and disposal with the work estimated to be 75% completed. The Company has entered into a cost sharing agreement with the County of Roanoke for both response actions at the landfill. It is not known whether other potentially responsible parties will pay some of the costs. The Company estimates its share of the remaining costs to be $550,000 which is included in liabilities. The material components of these costs are the stream sediment removal, chemicals for treatment of the sediment, landfill operation for on-site storage and EPA oversite charges. Significant assumptions underlying the estimates are cubic yards or tons of dust, sediment and contaminated soil to be removed from the stream. Completion is expected within a year. The Company received a settlement from its primary insurance carrier in 1995 and is presently in discussions with its excess carriers concerning possible recoveries. Additional recoveries, if any, are uncertain.

(NOTE 8) COMMON STOCK AND EARNINGS PER SHARE

   Outstanding common stock consists of 560,000 shares, issued prior to October 31, 1967, at no stated value; 750,656 shares issued subsequent to October 31, 1967, at a stated value of $.50 per share; 1,310,656 shares issued in 1981 at no stated value; 1,310,656 shares, less the equivalent of 42 fractional shares, issued in 1986 at no stated value; 1,965,963 shares, less the equivalent of 151 fractional shares, issued in 1988 at no stated value; 800 shares issued in 1989 at no stated value; 3,000 shares issued in 1992 at no stated value; 1,200 shares issued in 1993 at no stated value; 44,000 shares issued in 1994 at no stated value; 3,023,804 shares, less the equivalent of 152 fractional shares, issued in 1995 at no stated value and 23,750 shares issued in 1996 at no stated value. During the years ended October 31, 1986 and October 31, 1996, the Company increased authorized common stock from 4,000,000 shares to 10,000,000 shares, and from 10,000,000 shares to
   20,000,000 shares, respectively.

   Earnings per share have been computed based on the weighted average number of shares outstanding of 7,876,987 for 1996, 8,045,644 for 1995 and 7,988,985
   for 1994. The average number of shares outstanding were weighted after giving effect both to stock options exercised during 1996, 1995 and 1994 and to a three-for-two stock split effective May 1, 1995. Stock options are not included in the computation of earnings per share since inclusion has less than a 3% effect.

(NOTE 9) PROFIT SHARING PLANS

   The Company including Shredded Products Corporation, RESCO Steel Products Corporation and Socar, Inc., has qualified profit sharing plans which cover substantially all employees. John W. Hancock, Jr., Inc., has an unqualified plan. Socar, Inc.'s annual contribution is discretionary while the other plans' annual contribution cannot exceed 20% of their combined earnings before income taxes. Total contributions of all Companies shall not exceed the maximum amount deductible for such year under the Internal Revenue Code and amounted to $4,340,397 for 1996, $4,585,087 for 1995 and $3,343,328 for
   1994.

(NOTE 10) INTEREST EXPENSE

   Interest expense is stated net of interest income of $711,274 in 1996, $400,692 in 1995 and $438,466 in 1994.

(NOTE 11) STOCK OPTIONS

   Under a nonqualified stock option plan approved by the stockholders in 1989, the Company may issue 75,000 shares of unissued common stock to employees of the Company each plan year. Options for 75,000 shares were granted for 1996, for 41,500 shares for 1995, for 36,000 shares for 1992 and for 32,500 shares for both 1990 and 1989. A three-for-two stock split in 1995 increased these grants an additional 32,300 shares. These options are exercisable for a term of five years from the date of grant, and a summary follows:



                                                        Option Price
                                                          Per Share                    Shares
                                                       ---------------                 -------
        Balance, November 1, 1993                      $6.16 -$13.60                    93,300
        Granted                                              -                           -
        Exercised                                       6.16 - 13.60                   (44,000)
        Expired or terminated                          11.05 - 13.60                    (1,200)
                                                                                       -------
        Balance, October 31, 1994                       6.16 - 11.05                    48,100
        Granted                                            13.60                        41,500
        Stock split                                     4.11 -  9.07                    32,300
        Exercised                                       4.11 -  9.07                   (39,185)
        Expired or terminated                           4.11 -  7.37                    (7,565)
                                                                                       -------
        Balance, October 31, 1995                       4.11 - 9.07                     75,150
        Granted                                            11.90                        75,000
        Exercised                                       4.11 - 11.90                   (23,750)
        Expired or terminated                               4.11                        (3,000)
                                                                                       -------
        Balance, October 31, 1996                       4.11 - 11.90                   123,400
                                                                                       =======
        Shares available for grant at year end                                          None
                                                                                       =======


(NOTE 12) HEALTH BENEFITS AND POSTRETIREMENT COSTS

   Effective November 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106). The Company currently provides certain health care benefits for terminated employees who have completed 10 years of continuous service after age 45, and SFAS 106 requires the Company to accrue the estimated cost of such benefit payments during the years the employee provides services. The Company previously expensed the cost of these benefits as claims were incurred. SFAS 106 allows recognition of the cumulative effect of the liability in the year of adoption or the amortization of the obligation over a period of up to twenty years. The Company has elected to recognize this obligation of approximately $1,381,000 over a period of twenty years. Cash flows are not affected by implementation of SFAS 106, but implementation decreased net earnings from continuing operations for 1996, 1995 and 1994 by approximately $154,500 ($.02 per share), $154,200 ($.02 per share) and $152,000 ($.02 per share), respectively.

   The Company's postretirement benefit plan is not funded. The accrued postretirement benefit cost recognized in the balance sheet at October 31 is as follows:


                                                                                          1996                   1995
                                                                                        ---------              ---------
         Accumulated postretirement benefit obligation:
                     Retirees                                                           $  378,968              $  347,019
                     Fully eligible plan participants                                      652,789                 723,491
                     Other active plan participants                                        688,737                 661,479
                                                                                         ---------               ---------
                     Accumulated postretirement benefit obligation                       1,720,494               1,731,989
                     Unrecognized net actuarial gains (losses)                             196,345                   5,602
                     Unrecognized transition obligation                                 (1,174,000)             (1,243,000)
                                                                                         ---------               ---------
                     Accrued postretirement benefit cost                                $  742,839              $  494,591
                                                                                         =========               =========

         Net postretirement benefit cost consisted of the following components:
                     Service cost                                                       $  141,393              $  143,279
                     Interest cost on accumulated postretirement benefit obligation        130,705                 120,658
                     Net amortization                                                       64,185                  69,000
                                                                                        ----------               ---------
                     Net postretirement benefit cost                                    $  336,283              $  332,937
                                                                                        ==========               =========


   The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 10.5% for 1995, decreasing linearly each successive year until it reached 6.5% in 2003, after which it remains constant. A one-percentage-point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation by approximately $112,000 and the net postretirement benefit cost by approximately $29,000. The assumed discount rate used in determining the accumulated postretirement benefit obligation was 8% for the years ended October 31, 1996 and 1995.

(NOTE 13) UNAUDITED QUARTERLY FINANCIAL DATA

   Summarized unaudited quarterly financial data for 1996 follows:


                                                                      Three Months Ended
                                  ---------------------------------------------------------------------------------------
                                     January 31                April 30                 July 31               October 31
                                     -----------              -----------             -----------             ----------
         Sales                       $ 58,429,217            $ 58,144,393            $ 61,532,232            $ 68,180,810
                                      ===========             ===========             ===========             ===========
         Gross earnings              $ 11,955,299            $ 11,063,635            $ 10,001,165            $ 14,894,170
                                      ===========             ===========             ===========             ===========
         Net earnings                $  3,928,413            $  3,365,754            $  2,954,292            $  5,166,375
                                      ===========             ===========             ===========             ===========
         Earnings per share          $        .49            $        .41            $        .39            $        .67
                                      ===========             ===========             ===========             ===========



   Summarized unaudited quarterly financial data for 1995 follows:

                                                                         Three Months Ended
                                     ----------------------------------------------------------------------------------------
                                         January 31                April 30                 July 31                October 31
                                        -----------               -----------             -----------              ----------
         Sales                          $ 57,520,532              $ 62,202,152            $ 68,570,080            $ 71,675,760
                                         ===========              ===========             ===========              ===========
         Gross earnings                 $ 11,949,177              $ 13,380,437            $ 15,326,922            $ 15,441,149
                                         ===========              ===========             ===========              ===========
         Net earnings                   $  3,825,716              $  4,246,649            $  5,181,764            $  6,974,773
                                         ===========              ===========             ===========              ===========
         Earnings per share             $        .48              $        .52            $        .65            $        .86
                                         ===========              ===========             ===========              ===========

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of Roanoke Electric Steel
Corporation:

      We have audited the accompanying consolidated balance sheets of Roanoke Electric Steel Corporation and its wholly-owned subsidiaries as of October 31, 1996 and 1995, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended October 31, 1996. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidences supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Roanoke Electric Steel Corporation and its wholly-owned subsidiaries at October 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1996 in conformity with generally accepted accounting principles.

      As discussed in Notes 5 and 12 to the consolidated financial statements, effective November 1, 1993, the Corporation changed its method of accounting for income taxes and its method of accounting for postretirement benefits other than pensions. As discussed in Note 1 to the consolidated financial statements, effective November 1, 1994, the Corporation changed its method of accounting for investments.

/s/ DELOITTE & TOUCHE LLP

Winston-Salem, North Carolina
November 21, 1996



STOCK ACTIVITY

The Common Stock of Roanoke Electric Steel Corporation is traded nationally over the counter on Nasdaq National Market using the symbol RESC. At year end, there were approximately 834 shareholders of record. The following has been adjusted for the three-for-two stock split effective May 1, 1995.


                                                 1996                    1995
                                             Stock Prices            Stock Prices
---------------------------------------------------------------------------------------
                                            High       Low         High        Low
---------------------------------------------------------------------------------------
First Quarter                              18 1/4     13          11 3/8      10
Second Quarter                             16         13 1/4      11 7/8      10 1/2
Third Quarter                              14 7/8     12 3/4      14 1/2      11
Fourth Quarter                             14         12          16 7/8      13 3/4



                                            Cash Dividends
---------------------------------------------------------------
                                          1996       1995
---------------------------------------------------------------
First Quarter                              $.11       $.08
Second Quarter                              .11        .09
Third Quarter                               .11        .09
Fourth Quarter                              .12        .11

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

SALES

    In 1994, sales increased 29% due mainly to significant increases in shipments of bar and fabricated products (bar joist and rebar) and increased selling prices for all product classes, while shipments of billets declined slightly. Improvement in business conditions and economic growth fueled demand and resulted in the increased shipments of bar products. An easing of competitive conditions within the construction industry led to the increased fabricated products shipments. Billet tonnage shipped declined slightly due to a lack of export shipments, although domestic shipments improved significantly. While the export markets were much more competitive, domestic demand improved substantially. Selling prices for bar and fabricated products increased, mainly, as a result of higher raw material costs, but some of the increased selling prices were demand driven. The higher billet prices were also driven by higher raw material costs, but the increased domestic billet shipments, which bring a higher price, also contributed.

          The 20.5% increase in sales in 1995 was the result of substantial increases in shipments of fabricated products and billets, together with much improved selling prices for all product classes, while bar products shipments were flat. Reduced competition and increased activity within the construction industry led to the higher shipment levels of fabricated products. Improved market conditions and increased domestic demand resulted in the improved billet tons shipped, as export markets were highly competitive. Inventory reductions by bar products customers accounted for the flat shipments, even though market conditions and backlogs remained strong for much of the year. Selling prices for fabricated products increased due to higher raw material costs and demand. The improved selling prices for bar products were mostly attributable to increased scrap prices and rising demand in the early part of the year, as prices fell slightly near year end. Billet selling prices were higher due again to the increased scrap costs and improved product mix.

          In 1996, sales declined 5.3% due, primarily, to sharp reductions in both selling prices for bar products and billet shipments, while selling prices for billets declined only slightly. However, sales were favorably impacted by increased bar shipments and selling prices for fabricated products, while shipments of fabricated products were flat. Selling prices for bar products declined as a result of increased competition, prompting industry-wide price reductions. The planned shutdown of the melt shop during the year to install a new ladle furnace and upgrade an electric arc furnace was unexpectedly prolonged due to problems with construction and installation, resulting in an 11% decline in billet production for the year and causing the significant reduction in billet shipments. In addition, the export markets for billets remained highly competitive. Billet selling prices declined with a downward trend in scrap prices. Bar products shipments increased as demand and backlogs remained high, in spite of the increased competition. Selling prices for fabricated products improved as a result of generally strong business conditions within the commercial construction industry.

COST OF SALES AND GROSS MARGINS

          In 1994, the increase in cost of sales was attributable to the increased tons shipped of bar and fabricated products, together with increased costs of scrap steel. Cost of sales increased in 1995, primarily, as a result of the higher shipments of fabricated products and billets in addition to increases in both scrap and other raw material costs. The decrease in cost of sales in 1996 was due, mainly, to the decreased tons of billets shipped, together with a reduction in the cost of scrap steel, in spite of the increased bar products shipments.

          Gross earnings as a percentage of sales improved 2.1% to 15.6% for 1994 due to the higher selling prices for all product classes and the efficiencies of much improved production, in spite of the significant increase in scrap costs. The gross profit percentage continued to increase in 1995 and finished up 6.0% to 21.6%. The improvement was mainly the result of the higher selling prices for all product classes and increased production levels which reduced unit costs for fixed expenses, in spite of the higher scrap costs. In 1996, gross earnings as a percentage of sales declined 2.1% to 19.5%. The decrease was, primarily, the result of the lower selling prices for bar products and billets, and the negative effect of reduced billet production on fixed costs, which more than offset the effects of the lower scrap costs and the improvement in fabricated products selling prices.

          For 1994 and 1995, the increased shipment levels at the higher gross profit margins provided the improvements in gross and net earnings. The decline in gross profit margins and the reduced billet shipments were the main causes for the lower gross profits and net earnings in 1996.

ADMINISTRATIVE EXPENSES

          In 1994, administrative expenses increased as a result of higher taxes, insurance, bad debts, professional fees and executive and management compensation which increased with production, shipments and earnings in accordance with various incentive arrangements. However, administrative expenses were 6.5% of sales - down from 6.9% in 1993. The percentage declined further in 1995 to 6.2%, even though administrative expenses increased due, mainly, to higher executive and management compensation as production, shipments and earnings improved significantly. The majority of the increase in administrative expenses in 1996 was attributable to bad debts and insurance expenses. The percentage of administrative expenses to sales increased to 7.0%.

INTEREST EXPENSE

          In 1994, interest expense increased due to higher interest rates, lower interest income of $438,466 and decreased capitalized interest of $19,341, even though average borrowings were lower. Interest expense increased in 1995 as a result of higher interest rates, increased average borrowings and declines in interest income and capitalized interest to $400,692 and $10,146, respectively. In 1996, interest expense declined due to lower interest rates, higher interest income of $711,274 and increased capitalized interest of $438,346, in spite of higher average borrowings.

PROFIT SHARING EXPENSE AND INCOME TAXES

          Contributions to various profit sharing plans are determined as a proportion of earnings before income taxes and should normally increase and decrease with earnings.

          In 1994 and 1995, income tax expense was affected by higher tax rates, and the effective income tax rates were relatively constant. In 1996, income tax expense as a percentage of pretax income declined due to differences in the recognition of income and expenses between tax and books.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

          At October 31, 1996, working capital was $59,630,189, the current ratio was 3.5 to 1 and the quick ratio was 2.0 to 1 - all vastly improved and very sound. Cash, investments and accounts receivable of $47,578,340 were more than adequate to pay current liabilities of $23,953,605 which is a good indication of liquidity and a healthy financial condition. The effects of $18,194,216 in capital expenditures and $7,735,949 in repurchases of 556,200 shares of common stock were reflected in the above ratios and amounts. Repurchases of up to 193,800 additional shares of the Company's common stock will affect future liquidity. Commitments for the purchase of property, plant and equipment at year end were $1,507,294 and 1997 maturities of long-term debt will be $4,250,000. These obligations will also affect future liquidity and working capital; however, profits and depreciation should provide adequate working capital to fund these items.

          Total long-term and short-term borrowings increased $7,812,500 during the year. In February 1996, the Company closed on $60,000,000 of unsecured credit facilities with a syndicate of lenders. The facilities were comprised of a $30,000,000 ten-year term loan and a $30,000,000 five-year revolver. The term loan was used to purchase equipment and refinance debt. The revolver replaced lines of credit that were not legally binding. At October 31, 1996, $2,500,000 had been borrowed against the revolver. These new loan facilities improved liquidity, provided capital resources and reduced interest rates significantly. In spite of the additional borrowings, the ratio of debt to equity was only .77 to 1, compared to .75 to 1 last year. The percentage of long-term debt to total capital increased from 15.9% to 27.2%. The Company believes its debt levels are respectable and its capital resources more than adequately meet its needs.

          Management is of the opinion that adoption of the Clean Air Act Amendments or any other environmental concerns will not have a materially adverse effect on the Company's operations, capital resources or liquidity (see note 7). Additional future capital expenditures are presently estimated to be less than $1,000,000.

FORWARD-LOOKING STATEMENTS

          From time to time, the Company may publish forward-looking statements relating to such matters as anticipated financial performance, business prospects, technological developments, new products, research and development activities and similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, the Company notes that a variety of factors could cause the Company's actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements. The risks and uncertainties that may affect the operations, performance, development and results of the Company's business include economic and industry conditions, availability and prices of supplies, prices of steel products, competition, governmental regulations, interest rates, inflation, labor relations, environmental concerns, and others.

OFFICERS

Donald G. Smith, 61
Chairman, President, Treasurer
and Chief Executive Officer
39 years of service

Frank S. Key, Jr., 72
President, Socar, Inc.
30 years of service

James F. Garlow, 60
President, John W. Hancock, Jr., Inc.
35 years of service

H. James Akers, Jr., 57
Vice President, Melt Operations
40 years of service

Donald R. Higgins, 51
Vice President - Sales
31 years of service

Watson B. King, 57
Vice President, Mill Operations
35 years of service

John E. Morris, 55
Vice President - Finance
and Assistant Treasurer
25 years of service

Thomas J. Crawford, 41
Assistant Vice President and Secretary
19 years of service

Daniel L. Board, 59
Assistant Vice President, Purchasing
36 years of service

William O. Warwick, 64
Assistant Vice President, Human
Resources and Environmental Affairs
29 years of service

BOARD OF DIRECTORS

Frank A. Boxley
President,
Southwest Construction, Inc.

T. A. Carter
Architect

George B. Cartledge, Jr.
President,
Grand Piano & Furniture Co., Inc.


Charles I. Lunsford, II
Chairman,
Charles Lunsford Sons & Associates

William L. Neal
Retired President,
John W. Hancock, Jr., Inc.

Thomas L. Robertson
President and Chief Executive Officer,
Carilion Health System

Donald G. Smith
Chairman, President, Treasurer
  and Chief Executive Officer,
Roanoke Electric Steel Corporation

Paul E. Torgersen
President,
Virginia Polytechnic Institute
  and State University

John D. Wilson
Retired President,
Washington & Lee University


COMMITTEES OF THE BOARD

Executive:
D. G. Smith, Chairman;
T. L. Robertson, P. E. Torgersen,
G. B. Cartledge, Jr.


Audit:
T. L. Robertson, Chairman;
T. A. Carter, P. E. Torgersen

Profit Sharing:
C. I. Lunsford, II, Chairman;
D. G. Smith

Compensation and Stock Option:
G. B. Cartledge, Jr., Chairman;
F. A. Boxley, C. I. Lunsford, II,
J. D. Wilson

CORPORATE INFORMATION

Annual Meeting
The 1997 annual meeting of
shareholders will be held at 10:00 a.m. on Tuesday, February 18, 1997 at the American Electric Power Company Building, 40 Franklin Road, S. W., Roanoke, Virginia.

General Counsel
Woods, Rogers & Hazlegrove P.L.C.
Roanoke, Virginia

Independent Auditors
Deloitte & Touche LLP
Winston-Salem, North Carolina

Transfer Agent
Wachovia Bank of North Carolina, N.A.
Winston-Salem, North Carolina
1-800-633-4236
Written shareholder correspondence and requests for transfer should be sent to:
Wachovia Bank of North Carolina, N.A.
P.O. Box 8217
Boston, Massachusetts 02266-8217

Dividend Reinvestment Plan
Roanoke Electric Steel offers its shareholders a dividend reinvestment plan through its transfer agent. For more information, please contact the transfer agent or Thomas J. Crawford, Secretary.


Stock Listing
Nasdaq National Market; Symbol: RESC

Financial Information
Analysts, investors and others seeking financial information are requested to contact: John E. Morris, Vice President-Finance or Thomas J. Crawford, Assistant Vice President and Secretary.
Copies of the Corporation's Annual Report or Form 10-K may be obtained without charge by writing to Mr. Crawford at the above address.

Corporate Office
102 Westside Boulevard,
P.O. Box 13948, Roanoke, Virginia 24038
540-342-1831

                                       20