Form 10-K, Exhibit 13
period 1997-10-31
ROANOKE ELECTRIC STEEL CORP
filed 1998-01-28
CIK 84278

ROANOKE ELECTRIC STEEL CORPORATION [LOGO] ANNUAL REPORT 1997

1997 HIGHLIGHTS
o   Net earnings second highest on record

o   Sales highest in history

o   Continued strong earnings by our fabricating subsidiaries

o   Record shipments of mill products

o   Record production of raw steel

o   Record production of mill products

o   Record working capital of $68,028,793

o   Record cash flows from operations of $28,661,003

o   Record total assets of $176,860,219

o   Curtailments of long-term debt of $6,749,999

o   Record stockholders' equity of $106,436,269

o   16.8% return on average equity

o   15.8% pretax return on average total assets

o   Cash dividend increased 8.3%

o $5,312,273 returned to shareholders in dividends and repurchases of stock

Roanoke Electric Steel Corporation and its wholly-owned subsidiaries are engaged in the manufacturing, fabricating and marketing of merchant steel products, billets, open-web steel joists and reinforcing bars. Each subsidiary is either a supplier to the parent company or a purchaser of its finished product.
    The main plant of Roanoke Electric Steel Corporation is a state-of-the-art steel mini-mill located in Roanoke, VA. This facility melts scrap steel in electric furnaces and continuously casts the molten steel into billets.

TO OUR SHAREHOLDERS

  1997 RESULTS, RECORDS AND HIGHLIGHTS

        Fiscal year 1997 was one of the best years in the history of our company. Revenues were up 7.6% to record levels, while earnings were the second best on record, increasing 9.5%. The year included numerous other records, as raw steel production, mill production, and shipments of mill products reached all-time highs. In addition, our fabricating subsidiaries contributed substantial earnings for the third consecutive year.
        This success reflects the results of strategic acquisitions and commitments of large amounts of capital for plant and equipment made over the years. The benefits from these investments are increased levels of shipments and production, lower production costs and improved margins and earnings.
        Earnings for the year were $16,883,068 on record sales of $265,108,639. Last year's sales and earnings were $246,286,652 and $15,414,834, respectively. Earnings per share for 1997 were $2.25 compared to $1.96 for 1996 - up 14.8%.
        The improved performance for the year was, primarily, due to increased shipments of mill products and billets and improved margins for mill products. The improved margins were attributable to increased selling prices and lower costs due to the efficiencies of increased production. Business conditions remained strong within the construction industry, and our fabricating subsidiaries, again, achieved excellent earnings.

        Other notable highlights of 1997 were:
          o An $8,398,604 increase in working capital to a record $68,028,793.
          o A $9,844,318 increase in total assets to a record $176,860,219.
          o An $11,494,939 increase in cash flows from operations to a record $28,661,003.
          o A $12,003,178 increase in stockholders' equity to a record $106,436,269.
          o A return on average equity of 16.8%.
          o A pretax return on average total assets of 15.8%.


     Billets are rolled into merchant steel products consisting of angles, plain rounds, flats, channels and reinforcing bars of various lengths and sizes.Excess steel billet production is sold to mills without melting facilities.
Roanoke Electric Steel Corporation markets its products to steel service center and fabricators in 21 states east of the Mississippi River.

  IMPROVED FINANCIAL STRENGTH

        We continued to improve our financial condition during the year. In addition to the increases in cash flows from operations, working capital and stockholders' equity, the current ratio was 3.5 to 1, and the quick ratio was 2.0 to 1. Cash, cash equivalents and investments increased to $16,660,219. Also, we deleveraged our capital structure and decreased long-term debt as a percentage of total capitalization to 21.1%, a 22.4% improvement from 1996. The ratio of debt to equity was .66 to 1, and we reduced borrowings by $6,749,999. Our $30,000,000 revolving credit facility was unused at year end. The revolver, working capital and conservative debt level have assured the available resources to make capital and equity investments necessary for future growth and to maintain our competitive position.

  ENHANCED SHAREHOLDER VALUE

        Our strong performance, among other things, created considerable value for our shareholders during the year. The share price increased 39%, and the quarterly dividend was increased 8.3% to 13 cents per share, putting the current yield on our common stock in the 2.7% range. The annual dividend rate has increased over 60% in the past five years to the present rate of 52 cents per share. In October, 1997, the Board declared the 156th consecutive quarterly cash dividend in the amount of 13 cents per share payable November 25, 1997. Annual cash dividends in 1997 were $3,739,495. Strong cash flows allowed us to return an additional $1,572,778 to shareholders with the repurchase of 103,000 shares of our common stock during the year. In the past two years, a total of $9,308,727 has been returned to shareholders as a total of 659,200 company shares have been repurchased. The Board approved Plan authorized the repurchase of up to 750,000 shares.

  PREPARED FOR GROWTH

        We will continue to use our substantial amounts of free cash flow and debt, when necessary, to make capital investments and pursue acquisition candidates. Capital expenditures will be made in our present lines of business to improve quality and service to our customers and to increase profitability by achieving further cost reductions and operating


     Shredded Products, Corporation, a subsidiary with operations in Rocky Mount and Montvale, VA, extracts scrap steel and other metals from junked automobies and other waste materials. These facilities supply the main plant with a substantial amount of its raw materials. Non-ferrous metals generated in the process are sold to unrelated customers.

    efficiencies. Capital investments will be necessary to remain a low cost producer and a strong, competitive company. We will continue to evaluate companies that complement our existing lines of business and contribute to earnings. Generally, these are steel and steel-related businesses that allow us to add value to our existing product lines and benefit from our knowledge and expertise. We will also seek out other opportunities for growth and maximization of profits.

  OUTLOOK FOR 1998

        The prospects for the next fiscal year are excellent. Backlogs, orders and selling prices for all our products continue to be strong. At present levels of sales and margins, we expect improved earnings in the first quarter compared to last year. With economic conditions favorable and the steel and construction industries experiencing strong business conditions, the outlook for all of fiscal year 1998 is encouraging. If market conditions allow, we are confident the substantial outlays for capital and equity investments made in the past will take us to new highs in productivity and earnings. Our sincerest desire is that the results of our efforts will translate into improved shareholder value in the long term.
        It has been our pleasure reporting to you the results of fiscal year 1997. We are pleased with the outcome and applaud the efforts of our 1,150 ambitious and loyal employees. We thank our valued customers for their contribution to the 1997 results. We also extend our gratitude to you, our shareholders, for your interest and investment in Roanoke Electric Steel Corporation.
                                                 Sincerely,

                                           /s/ Donald G. Smith
                                   ------------------------------------------
                                               Donald G. Smith
                                                 Chairman of the Board and Chief
                                                 Executive Officer


     John W. Hancock, Jr., and Socar, Inc. are steel fabrication subsidiaries located in Salem, VA, Florence, SC and Continental, OH. All three operations purchase rounds and angles from the main plant to fabricate long- and short-span open-web steel joists. These joists are used as horizontal supports for floors and roofs in commercial and industrial buildings.
     RESCO Steel Products Corporation, a Salem, VA, based subsidiary, fabricates concrete reinforcing steel by cutting and bending it to contracting specifications.

SELECTED FINANCIAL DATA


Year Ended October 31,                       1997              1996             1995              1994             1993
---------------------------------------------------------------------------------------------------------------------------
Operations
  Sales                                  $265,108,639      $246,286,652     $259,968,524      $215,809,228    $167,294,378
  Gross earnings                           51,728,996        47,914,269       56,097,685        33,732,184      22,565,662
  Interest expense-net                      1,627,380         1,538,191        2,053,643         1,891,263       1,730,822
  Income taxes                             10,206,340         9,305,808       13,035,243         5,684,150       2,785,168
  Earnings before cumulative effect
    of change in accounting principle      16,883,068        15,414,834       20,228,902         8,766,435       4,750,106
  Net earnings                             16,883,068        15,414,834       20,228,902        11,860,375       4,750,106
---------------------------------------------------------------------------------------------------------------------------

Financial  Position
  Working capital                       $  68,028,793     $  59,630,189    $  45,483,760     $  34,504,420   $  36,406,901
  Total assets                            176,860,219       167,015,901      157,774,658       140,473,510     130,620,435
  Long-term debt                           28,541,667        35,291,666       16,979,166        20,729,166      25,521,000
  Stockholders' equity                    106,436,269        94,433,091       90,062,598        72,417,669      63,203,577
---------------------------------------------------------------------------------------------------------------------------

Selected Ratios
  Gross profit margin                            19.5%             19.5%            21.6%             15.6%           13.5%
  Operating income margin                         6.4%              6.3%             7.8%              5.5%            2.8%
  Effective tax rate                             37.7%             37.6%           39.2%              39.3%           37.0%
  Current ratio                                   3.5               3.5              2.2               2.0             2.4
  Quick ratio                                     2.0               2.0              1.3               1.2             1.4
  Funded debt as a percentage of total capital   23.6%             29.5%            26.1%             30.7%           36.6%
  Pretax return on average total assets          15.8%             15.2%            22.3%             10.7%            5.9%
  Return on average stockholders' equity         16.8%             16.7%            24.9%             12.9%*           7.6%
---------------------------------------------------------------------------------------------------------------------------

Per Share Data
  Earnings before cumulative effect
     of change in accounting principle          $2.25             $1.96            $2.51             $1.09           $0.60
  Net earnings                                   2.25              1.96             2.51              1.48            0.60
  Cash dividends                                 0.50              0.45             0.37              0.41            0.32
  Stockholders' equity                          14.24             12.52            11.16              9.03            7.94
---------------------------------------------------------------------------------------------------------------------------

Weighted average common
   shares outstanding                       7,487,301         7,876,987        8,045,644         7,988,985       7,956,339


Per share information has been adjusted for a three-for-two stock split effective May 1, 1995.

*1994 accounting change of $3.1 million excluded.



                                 Capitalization
                                 (in millions)

                                1993           1994         1995         1996              1997
Stockholders' Equity         $63,203,577    72,417,669    90,062,598   94,433,091      106,436,269
Long-Term Debt                25,521,000    20,729,166    16,979,166   35,291,666       28,541,667


                                 Working Capital
                                  (in millions)

                                     [chart]

            1993           1994         1995         1996          1997
        $36,406,901     34,504,420   45,483,760   59,630,189     68,028,793

                              Capital Expenditures
                                And Depreciation

                                   [chart]


                                1993           1994         1995         1996              1997
Capital Expenditures         $ 5,767,423    11,744,913    11,654,366   18,194,216        7,532,580
Depreciation                   7,295,885     7,332,833     7,863,154    8,366,012        9,456,201



                          Cash Provided By Operations
                                  (in million)

                                   [chart]

            1993           1994         1995         1996          1997
        $9,641,895      14,412,573   19,733,012  17,166,064     28,661,803



                              Stockholders' Equity
                                 (in millions)

                                  [chart]

            1993           1994         1995         1996          1997
        $63,203,577     72,417,669   90,062,598   94,433,091   106,436,269


                                  Total Assets
                                 (in millions)


            1993           1994         1995         1996          1997
        $130,620,435    140,473,510   157,774,658  167,015,901   176,860,219

CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF EARNINGS

                                                                                          Year Ended October 31,
                                                                                1997              1996             1995
                                                                             -----------       -----------     -----------
SALES                                                                       $265,108,639      $246,286,652    $259,968,524
COST OF SALES                                                                213,379,643       198,372,383     203,870,839
                                                                             -----------       -----------     -----------
GROSS EARNINGS                                                                51,728,996        47,914,269      56,097,685
                                                                             -----------       -----------     -----------
OTHER OPERATING EXPENSES
  Administrative                                                              17,873,967        17,315,039      16,194,810
  Interest, net                                                                1,627,380         1,538,191       2,053,643
  Profit sharing                                                               5,138,241         4,340,397       4,585,087
                                                                             -----------       -----------     -----------
     Total                                                                    24,639,588        23,193,627      22,833,540
                                                                             -----------       -----------     -----------
EARNINGS BEFORE INCOME TAXES                                                  27,089,408        24,720,642      33,264,145
INCOME TAX EXPENSE                                                            10,206,340         9,305,808      13,035,243
                                                                             -----------       -----------     -----------
NET EARNINGS                                                               $  16,883,068     $  15,414,834   $  20,228,902
                                                                             ===========       ===========     ===========
NET EARNINGS PER SHARE OF COMMON STOCK                                     $        2.25     $        1.96   $        2.51
                                                                             ===========       ===========     ===========
CASH DIVIDENDS PER SHARE OF COMMON STOCK                                   $        0.50     $        0.45    $       0.37



CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                       Capital in                      Treasury Stock
                                                Common Stock            Excess of                         (At Cost)
                                           ----------------------        Stated       Retained       ---------------------
                                           Shares         Amount         Value        Earnings      Shares        Amount
                                           --------      ---------      ---------    -----------    --------    ----------
BALANCE, NOVEMBER 1, 1994                 5,946,738     $1,330,650     $9,349,429  $  62,932,458     597,829  $  1,194,868
  Three-for-two stock split               2,984,619          -             -             -           298,914        -
  Cash paid in lieu of fractional
     shares on stock split                     (152)         -             -              (1,776)      -            -
  Stock options exercised                    39,185        398,853         -             -             -            -
  Net earnings                                -              -             -          20,228,902       -            -
  Cash dividends                              -              -             -          (2,981,050)      -            -
                                           --------      ---------      ---------    -----------    --------    ----------
BALANCE, OCTOBER 31, 1995                 8,970,390      1,729,503      9,349,429     80,178,534     896,743     1,194,868
  Repurchase of common stock                  -              -             -             -           556,200     7,735,949
  Stock options exercised                    23,750        187,293         -             -             -            -
  Net earnings                                -              -             -          15,414,834       -            -
  Cash dividends                              -              -             -          (3,495,685)      -            -
                                           --------      ---------      ---------    -----------    --------    ----------
BALANCE, OCTOBER 31, 1996                 8,994,140      1,916,796      9,349,429     92,097,683   1,452,943     8,930,817
  Repurchase of common stock                  -              -             -             -           103,000     1,572,778
  Stock options exercised                    35,950        432,383         -             -             -            -
  Net earnings                                -              -             -          16,883,068       -            -
  Cash dividends                              -              -             -          (3,739,495)      -            -
                                           --------      ---------      ---------    -----------    --------    ----------
BALANCE, OCTOBER 31, 1997                 9,030,090     $2,349,179     $9,349,429   $105,241,256   1,555,943   $10,503,595
                                          =========     ==========     ==========   ============   =========   ===========



See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

                                                                                                1997               1996
                                                                                             -----------       -----------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                                               $    8,844,537    $    1,038,689
  Investments                                                                                  7,815,682         6,059,853
  Accounts receivable                                                                         38,786,302        40,479,798
  Inventories                                                                                 36,814,417        34,314,899
  Prepaid expenses                                                                             1,900,338           651,013
  Deferred income taxes                                                                        1,211,881         1,039,542
                                                                                             -----------       -----------
    Total current assets                                                                      95,373,157        83,583,794
                                                                                             -----------       -----------
PROPERTY, PLANT AND EQUIPMENT
  Land                                                                                         4,313,060         4,291,522
  Buildings                                                                                   18,874,555        17,889,855
  Other property and equipment                                                               119,266,483       123,215,697
  Assets under construction                                                                      921,581         1,054,026
                                                                                             -----------       -----------
    Total                                                                                    143,375,679       146,451,100
  Less-accumulated depreciation                                                               62,077,810        63,216,681
                                                                                             -----------       -----------
    Property, plant and equipment, net                                                        81,297,869        83,234,419
                                                                                             -----------       -----------
OTHER ASSETS                                                                                     189,193           197,688
                                                                                             -----------       -----------
TOTAL                                                                                       $176,860,219      $167,015,901
                                                                                             ===========       ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Current portion of long-term debt                                                       $    4,250,000    $    4,250,000
  Accounts payable                                                                            13,050,874        10,977,510
  Dividends payable                                                                              971,639           904,944
  Employees' taxes withheld                                                                      151,085           284,466
  Accrued profit sharing contribution                                                          4,910,443         3,911,957
  Accrued wages and expenses                                                                   2,938,065         2,745,159
  Accrued income taxes                                                                         1,072,258           879,569
                                                                                             -----------       -----------
    Total current liabilities                                                                 27,344,364        23,953,605
                                                                                             -----------       -----------
LONG-TERM DEBT
  Notes payable                                                                               32,791,667        39,541,666
  Less-current portion                                                                         4,250,000         4,250,000
                                                                                             -----------       -----------
    Long-term debt                                                                            28,541,667        35,291,666
                                                                                             -----------       -----------
POSTRETIREMENT LIABILITIES                                                                       990,809           742,839
                                                                                             -----------       -----------
DEFERRED INCOME TAXES                                                                         13,547,110        12,594,700
                                                                                             -----------       -----------
COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 7)
STOCKHOLDERS' EQUITY
  Common stock-no par value-authorized 20,000,000 shares,
       issued 9,030,090 shares in 1997 and 8,994,140 in 1996                                   2,349,179         1,916,796
  Capital in excess of stated value                                                            9,349,429         9,349,429
  Retained earnings                                                                          105,241,256        92,097,683
                                                                                             -----------       -----------
    Total                                                                                    116,939,864       103,363,908
  Less-treasury stock, 1,555,943 shares in 1997
       and 1,452,943 in 1996 - at cost                                                        10,503,595         8,930,817
                                                                                             -----------       -----------
    Total stockholders' equity                                                               106,436,269        94,433,091
                                                                                             -----------       -----------
TOTAL                                                                                       $176,860,219      $167,015,901
                                                                                             ===========       ===========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                          Year Ended October 31
                                                                                 1997             1996            1995
                                                                              ----------       ----------       ----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings                                                                 $16,883,068      $15,414,834      $20,228,902
Adjustments to reconcile net earnings to net
  cash provided by operating activities:
  Postretirement liabilities                                                     247,970          248,248          252,591
  Depreciation and amortization                                                9,482,836        8,380,456        7,989,663
  Gain on sale of investments and property, plant and equipment                   (1,659)         (59,312)        (193,926)
  Deferred income taxes                                                          780,071        1,011,529         (160,859)
  Changes in assets and liabilities which provided
    (used) cash, exclusive of changes shown separately                         1,268,717       (7,829,691)      (8,383,359)
                                                                              ----------       ----------       ----------
Net cash provided by operating activities                                     28,661,003       17,166,064       19,733,012
                                                                              ----------       ----------       ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Expenditures for property, plant and equipment                              (7,532,580)     (18,194,216)     (11,654,366)
  Proceeds from sale of property, plant and equipment                             17,299          200,666          952,635
  Purchase of investments                                                     (6,085,692)      (3,840,892)      (1,879,186)
  Proceeds from sale of investments                                            4,309,012        1,910,093        3,022,446
  Other                                                                           -                12,328           -
                                                                              ----------       ----------       ----------
Net cash used in investing activities                                         (9,291,961)     (19,912,021)      (9,558,471)
                                                                              ----------       ----------       ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Increase (decrease) in notes payable                                            -           (11,000,000)       4,500,000
  Cash dividends                                                              (3,739,495)      (3,495,685)      (2,981,050)
  Cash paid for fractional shares on stock split                                  -                -                (1,776)
  Increase (decrease) in dividends payable                                        66,695           16,843         (449,126)
  Proceeds from exercise of common stock options                                 432,383          187,293          398,853
  Payment of long-term debt                                                   (6,749,999)     (15,687,500)      (4,791,834)
  Proceeds from long-term debt                                                    -            34,500,000           -
  Repurchase of common stock                                                  (1,572,778)      (7,735,949)          -
                                                                              ----------       ----------       ----------
Net cash used in financing activities                                        (11,563,194)      (3,214,998)      (3,324,933)
                                                                              ----------       ----------       ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                           7,805,848       (5,960,955)       6,849,608
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                   1,038,689        6,999,644          150,036
                                                                              ----------       ----------       ----------
CASH AND CASH EQUIVALENTS, END OF YEAR                                      $  8,844,537     $  1,038,689     $  6,999,644
                                                                              ==========       ==========       ==========
CHANGES IN ASSETS AND LIABILITIES WHICH PROVIDED
  (USED) CASH, EXCLUSIVE OF CHANGES SHOWN SEPARATELY
  (Increase) decrease in accounts receivable                                $  1,693,496     $   (320,275)    $ (5,318,685)
  (Increase) decrease in inventories                                          (2,499,518)      (3,448,661)      (3,896,576)
  (Increase) decrease in prepaid expenses                                     (1,249,325)          71,716          436,345
  Increase (decrease) in accounts payable                                      2,073,364       (3,506,271)      (2,076,376)
  Increase (decrease) in employees' taxes withheld                              (133,381)          57,789          (28,288)
  Increase (decrease) in accrued profit sharing contribution                     998,486         (491,074)       1,133,391
  Increase (decrease) in accrued wages and expenses                              192,906          348,246          632,050
  Increase (decrease) in accrued income taxes                                    192,689         (541,161)         734,780
                                                                              ----------       ----------       ----------
Total                                                                       $  1,268,717     $ (7,829,691)    $ (8,383,359)
                                                                              ==========       ==========       ==========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION Cash paid during the period for:
  Interest  (net of amount capitalized)                                     $  2,368,369     $  1,979,832     $  2,484,598
                                                                              ----------       ----------       ----------
  Income taxes                                                              $  9,233,580     $  8,835,440      $12,461,322
                                                                              ----------       ----------       ----------

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NOTE 1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation - The consolidated financial statements include the accounts of Roanoke Electric Steel Corporation and its wholly-owned subsidiaries, Shredded Products Corporation, John W. Hancock, Jr., Inc., Socar, Inc., RESCO Steel Products Corporation and Roanoke Technical Treatment & Services, Inc. (the "Company"). All significant intercompany accounts and transactions have been eliminated.

  Inventories - Inventories of the Company, with the exception of John W. Hancock, Jr., Inc., are generally valued at cost on a first-in, first-out
  (FIFO) method or market, if lower. A major portion of the inventories of John
  W. Hancock, Jr., Inc. is valued on a last-in, first-out (LIFO) method. LIFO cost is not in excess of replacement or current cost.

  Property, Plant and Equipment - These assets are stated at cost. Depreciation expense is computed by straight-line and declining-balance methods. Maintenance and repairs are charged against operations as incurred. Major items of renewals and betterments are capitalized and depreciated over their estimated useful lives. Upon retirement or other disposition of plant and equipment, the cost and related accumulated depreciation are removed from the property and allowance accounts, and the resulting gain or loss is reflected in earnings.

  Income Taxes - The Company applies the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). Under SFAS 109, deferred income taxes are provided by the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the future tax consequences of temporary differences between tax bases and financial reporting bases of other assets and liabilities.

  Cash and Cash Equivalents - The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

  Investments - Investments consist primarily of debt securities which mature between 1998 and 2022. On November 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). In accordance with the provisions of SFAS 115, management has classified its entire debt securities portfolio as "available for sale". Under SFAS 115, "available for sale" securities are reported at fair value with unrealized gains and losses reported as a separate component of equity. These investments are carried on the balance sheets at fair value, which approximates amortized cost. Accordingly, there were no adjustments to equity at October 31, 1997, 1996 and 1995.

  Revenue Recognition - Revenues from sales are recognized when products are shipped to customers, except for fabrication products which are recognized by the percentage-of-completion method in accordance with industry practice. Sales to an unaffiliated customer amounted to 12%, 11% and 15% of consolidated sales for 1997, 1996 and 1995, respectively.

  Concentration of Credit Risk - The Company sells to a large customer base of steel fabricators, steel service centers and construction contractors, most all of which deal primarily on 30-day credit terms. The Company believes its concentration of credit risk to be minimal in any one geographic area or market segment. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Credit losses have not been significant in the past, and are generally within management's expectations.

  Fair Value of Financial Instruments - At October 31, 1997, the fair value of the Company's cash and cash equivalents, accounts receivable, investments and long-term debt approximated amounts recorded in the accompanying consolidated financial statements (see notes 1 and 6).

  Stock Options - In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). SFAS 123 is effective for transactions entered into in fiscal years that begin after December 15, 1995. This statement adopts a "fair value based method" of accounting for employee stock option plans or similar stock-based compensation plans. Under the fair value based method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service or vesting period. The statement does allow entities to continue to measure compensation using the "intrinsic value based method" of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) provided that they make pro forma disclosures on net earnings and earnings per common share as if the fair value based method of accounting had been applied. The Company has elected to continue to follow APB 25.

  Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Comprehensive Income - In June 1997, Statement of Financial Accounting Standards No. 130, "Comprehensive Income" (SFAS 130) was issued, establishing standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The Company will be required to adopt SFAS 130 in the first quarter of fiscal year 1999 and, based on current circumstances, does not believe the effect of adoption will be material.

(NOTE 2) INVENTORIES
  If the FIFO method of valuing inventories had been used by John W. Hancock, Jr., Inc., consolidated inventories would have been $1,440,168 greater in 1997 and $1,480,377 greater in 1996.

  Inventories include the following major classifications:

                                           October 31,
                             1997             1996             1995
                          ----------        ----------      ----------
    Scrap steel         $  7,579,552      $  5,313,335    $  3,728,612
    Melt supplies          2,212,939         2,416,879       2,443,827
    Billets                5,960,432         7,103,342       1,748,778
    Mill supplies          3,484,688         3,085,749       3,210,946
    Finished steel        17,576,806        16,395,594      19,734,075
                          ----------        ----------      ----------
    Total inventories    $36,814,417       $34,314,899     $30,866,238
                          ==========        ==========      ==========
(NOTE 3) PROPERTIES AND DEPRECIATION
  Depreciation expense for the years ended October 31, 1997, 1996 and 1995 amounted to $9,456,201, $8,366,012 and $7,863,154, respectively. Generally, the rates of depreciation range from 3.3% to 20% for buildings and improvements and 5% to 33% for machinery and equipment. Property additions in 1997, 1996 and 1995 included $54,668, $438,346, and $10,146 of interest capitalized, respectively.
(NOTE 4) SHORT-TERM DEBT
  On February 15, 1996, the Company replaced all of its domestic bank lines of credit with a syndicated loan facility, part of which provides a five-year $30,000,000 revolver, as explained in note 6. Also provided by this credit facility is a $5,000,000 line of credit to be used to cover overdrafts in a demand deposit account. This line of credit was unused at October 31, 1997 and 1996.
(NOTE 5) INCOME TAXES
  The Company files a consolidated federal income tax return. The federal income tax returns through October 31, 1990 have been examined by the Internal Revenue Service with all issues settled.

  The following is a reconciliation of income tax expense per consolidated statements of earnings to that computed by using the federal statutory tax rate of 35% for 1997, 1996 and 1995:

                                                                                         Year Ended October 31,
                                                                                 1997              1996           1995
                                                                              ----------         ---------      ----------
    Federal tax at the statutory rate                                       $  9,481,293        $8,652,225     $11,642,451
    Increase (decrease) in taxes resulting from:
      State income taxes, net of federal tax benefit                             874,960           785,077       1,297,302
      Other items, net                                                          (149,913)         (131,494)         95,490
                                                                              ----------         ---------      ----------
    Income taxes per consolidated statements of earnings                     $10,206,340        $9,305,808     $13,035,243
                                                                              ==========         =========      ==========

    The components of income tax expense are as follows:
                                                                                         Year Ended October 31,

                                                                                 1997              1996            1995
                                                                              ----------         ---------      ----------
    Current income taxes:
      Federal                                                               $  8,156,471        $7,192,428     $11,463,015
      State                                                                    1,269,798         1,101,851       1,733,087
                                                                              ----------         ---------      ----------
    Total current income taxes                                                 9,426,269         8,294,279      13,196,102
                                                                              ----------         ---------      ----------
    Deferred income taxes:
      Federal                                                                    703,776           905,569        (122,692)
      State                                                                       76,295           105,960         (38,167)
                                                                              ----------         ---------      ----------
    Total deferred income taxes                                                  780,071         1,011,529        (160,859)
                                                                              ----------         ---------      ----------
    Total income taxes                                                       $10,206,340        $9,305,808     $13,035,243
                                                                              ==========         =========      ==========

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes, and operating loss and tax credit carry forwards. As of October 31, 1997, 1996 and 1995, the Company had total deferred tax liabilities of $13,547,110, $12,594,700 and $11,669,070, respectively, and deferred tax assets of $1,211,881, $1,039,542 and $1,125,441, respectively. Deferred tax liabilities result exclusively from excess tax depreciation, and deferred tax assets result, primarily, from reserves not currently deductible of $736,340 for 1997, $675,026 for 1996 and $988,429 for 1995. There were no valuation allowances.

NOTE 6 - LONG-TERM DEBT
  Long-term debt consisted of the following:

                                                                                                       October 31,
                                                                                                1997               1996
                                                                                              ----------        ----------
    Syndicated term loan, unsecured, payable in quarterly installments of
       $750,000 beginning May 21, 1996. Interest payable quarterly at the
       LIBOR rate of 5.72% plus .60%. Due  February 21, 2006                                 $25,500,000       $28,500,000
    Term loan, unsecured, payable in monthly installments of $104,167,
       plus interest at 6.44%. Due September 1, 2003.                                          7,291,667         8,541,666
    Revolving credit agreement                                                                    -              2,500,000
                                                                                              ----------        ----------
    Total                                                                                     32,791,667        39,541,666
    Less - current portion                                                                     4,250,000         4,250,000
                                                                                              ----------        ----------
    Long-term debt                                                                           $28,541,667       $35,291,666
                                                                                              ==========        ==========

  In February 1996, the Company entered into a $30,000,000 revolving credit agreement with a group of banks that extends through February 21, 2001. Under the revolving credit agreement, interest is payable at October 31, 1997 and 1996, respectively, at the LIBOR rates of 5.72% plus .60% and 5.38% plus .35%. The agreement requires the Company to pay a facility fee at an annual rate of .125% for 1997 and .15% for 1996. Revolving credit debt at October 31, 1997 and 1996 was classified as long-term, based on the terms of the agreement.


  The Company does not use derivatives for trading purposes. Interest rate swaps, a form of derivative, are used to manage interest costs. Currently, the Company maintains an interest rate swap agreement resulting in a fixed rate of 6.68% on the notional amount of $25,500,000 through February 2006. The difference between fixed rate and floating rate interest is recognized as an adjustment to interest expense in the period incurred. The fair value of the current swap is estimated based on current settlement prices and was approximately $69,000, in favor of the lender, at October 31, 1997.

  Under the loan agreements, the Company must maintain consolidated current assets of not less than 1.5 times consolidated current liabilities and maintain consolidated funded debt of not greater than .5 times consolidated total capitalization. Currently, consolidated tangible net worth cannot be less than $74,689,370. In addition, the ratio of EBITDA to the sum of current maturities of long-term debt and consolidated interest expense must equal at least 1.5. The Company was in compliance with the loan agreements as of October 31, 1997 and 1996.

  Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of the year end fair value of significant financial instruments, including long-term debt. The Company's carrying value of long-term debt approximates fair value. The fair value of the 1997 swap agreement is mentioned above.

  Annual aggregate long-term debt maturities are $4,250,000 for each of the next five years.
NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITIES
  At October 31, 1997, the Company was committed for $978,860 for purchases of equipment and production facilities.

  The Company and the County of Roanoke, Va. have entered into consent agreements with the United States Environmental Protection Agency (EPA) for the clean-up of specific portions of a landfill site and adjacent streams near Salem, Va. One agreement is a "remedial action" for the removal and off-site treatment and disposal of an emission control dust pile located on the site. This action was completed during 1995 with all costs reflected in the accompanying consolidated financial statements. Another agreement pertains to a "removal action" for the removal and treatment of emission dust, sediment and contaminated soil associated with the streams. The EPA approved on-site stabilization and disposal, and certified completeness of all required work on September 14, 1997. The Company has entered into a cost sharing agreement with the County of Roanoke for both response actions at the landfill. It is not known whether other potentially responsible parties will pay some of the costs. The only remaining component of the requirements of the order is reimbursement of certain EPA oversite charges. The Company received a settlement from its primary insurance carrier in 1995 and has had discussions with its excess carriers concerning possible recoveries. Additional recoveries, if any, are uncertain.

NOTE 8 - COMMON STOCK AND EARNINGS PER SHARE
  Outstanding common stock consists of 560,000 shares, issued prior to October 31, 1967, at no stated value; 750,656 shares issued subsequent to October 31, 1967, at a stated value of $.50 per share; 1,310,656 shares issued in 1981 at no stated value; 1,310,656 shares, less the equivalent of 42 fractional shares, issued in 1986 at no stated value; 1,965,963 shares, less the equivalent of 151 fractional shares, issued in 1988 at no stated value; 800 shares issued in 1989 at no stated value; 3,000 shares issued in 1992 at no stated value; 1,200 shares issued in 1993 at no stated value; 44,000 shares issued in 1994 at no stated value; 3,023,804 shares, less the equivalent of 152 fractional shares, issued in 1995 at no stated value; 23,750 shares issued in 1996 at no stated value and 35,950 shares issued in 1997 at no stated value. During the years ended October 31, 1986 and October 31, 1996, the Company increased authorized common stock from 4,000,000 shares to 10,000,000 shares, and from 10,000,000 shares to 20,000,000 shares, respectively.

  Earnings per share have been computed based on the weighted average number of shares outstanding of 7,487,301 for 1997, 7,876,987 for 1996 and 8,045,644 for
  1995. The average number of shares outstanding were weighted after giving effect both to stock options exercised during 1997, 1996 and 1995 and to a three-for-two stock split effective May 1, 1995. Stock options are not included in the computation of earnings per share since inclusion has less than a 3% effect.

  In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS 128), which changes the method of calculating earnings per share. SFAS 128 requires the presentation of "basic" earnings per share and "diluted" earnings per share on the face of the income statement. Basic earnings per share is computed by dividing the net income available to common shareholders by the weighted average shares of outstanding common stock. The calculation of diluted earnings per share is similar to basic earnings per share except that the denominator includes dilutive common stock equivalents such as stock options and warrants. The statement is effective for financial statements for periods ending after December 15, 1997, and early adoption is not permitted. The pro forma basic earnings per share and diluted earnings per share calculated in accordance with SFAS 128 are as follows:

                                                        Year Ended October 31,
                                                1997              1996              1995
                                                ----             ----              ----
    Pro forma basic earnings per share         $2.25            $1.96             $2.51
                                                ====             ====              ====
    Pro forma diluted earnings per share       $2.24            $1.95             $2.50
                                                ====             ====              ====

NOTE 9 - PROFIT SHARING PLANS
  The Company, including Shredded Products Corporation, RESCO Steel Products Corporation and Socar, Inc., has qualified profit sharing plans which cover substantially all employees. John W. Hancock, Jr., Inc. has an unqualified plan. Socar, Inc.'s annual contribution is discretionary while the other plans' annual contribution cannot exceed 20% of their combined earnings before income taxes. Total contributions of all Companies shall not exceed the maximum amount deductible for such year under the Internal Revenue Code and amounted to $5,138,241 for 1997, $4,340,397 for 1996 and $4,585,087 for 1995.
NOTE 10 - INTEREST EXPENSE
  Interest expense is stated net of interest income of $702,333 in 1997, $711,274 in 1996 and $400,692 in 1995.
NOTE 11 - STOCK OPTIONS
  Under a nonqualified stock option plan approved by the stockholders in 1989, the Company may issue 75,000 shares of unissued common stock to employees of the Company each plan year. Under a non-statutory stock option plan approved by the Board in 1997, the Company may issue 25,000 shares of unissued common stock to directors of the Company over the life of the plan. Options for 82,000 shares were granted for 1997, for 75,000 shares for 1996, for 41,500 shares for 1995, for 36,000 shares for 1992 and for 32,500 shares for 1990. A three-for-two stock split in 1995 increased these grants an additional 32,300 shares. These options are exercisable for a term of five years for employees and ten years for directors from the date of grant, and a summary follows:

                                        Weighted Average
                                         Exercise Price
                                            Per Share              Shares
                                        -----------------        ----------
    Balance, November 1, 1994               $  5.84                48,100
    Granted                                    9.07                41,500
    Stock split                                7.65                32,300
    Exercised                                  6.79               (39,185)
    Expired or terminated                      7.15                (7,565)
                                                                  -------
    Balance, October 31, 1995                  7.77                75,150
    Granted                                   11.90                75,000
    Exercised                                  6.71               (23,750)
    Expired or terminated                      4.11                (3,000)
                                                                  -------
    Balance, October 31, 1996                 10.57               123,400
    Granted                                   13.59                82,000
    Exercised                                 11.12               (35,950)
    Expired or terminated                      9.91               (16,750)
                                                                  -------
    Balance, October 31, 1997                 12.35               152,700
                                                                  =======
    Shares available for grant at year end                          None
                                                                  =======

  The Company applies APB 25 and related Interpretations in accounting for the nonqualified stock option plans. Accordingly, no compensation cost has been recognized since the exercise price approximates the fair value of the stock price at the grant dates. Had compensation cost been determined based on the fair value at the grant dates consistent with the method of SFAS 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                        Year Ended October 31,
                                      1997             1996             1995
                                   ----------        ----------      ----------
    Net earnings:
      As reported                 $16,883,068       $15,414,834     $20,228,902
                                   ==========        ==========      ==========
      Pro forma                   $16,729,358       $15,320,717     $20,187,952
                                   ==========        ==========      ==========
    Earnings per share:
      As reported                  $     2.25        $     1.96        $   2.51
                                   ==========        ==========      ==========
      Pro forma                    $     2.23        $     1.94        $   2.51
                                   ==========        ==========      ==========

  The fair value of options granted during the years ended October 31, 1997, 1996 and 1995 was $15.75, $14.00 and $10.67, respectively. The following table summarizes information about stock options outstanding and exercisable at October 31, 1997:

                                    Number                     Remaining
                                Outstanding and            Contractual Life
Exercise Prices                   Exercisable                  in Years
   $  9.07                           24,700                       2.25
     11.90                           46,000                       3.33
     13.39                           75,000                       4.33
     15.75                            7,000                       9.33
                                    -------
                                    152,700
                                    =======

  The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1997, 1996 and 1995, respectively: dividend yield of 2.90%,3.09% and 2.94%; expected volatility of 37.33%, 43.66% and 60.15%; risk-free interest rates of 5.71%, 6.07% and 5.81%; and an expected life of 5 years.
NOTE 12 - HEALTH BENEFITS AND POSTRETIREMENT COSTS
  Effective November 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106). The Company currently provides certain health care benefits for terminated employees who have completed 10 years of continuous service after age 45, and SFAS 106 requires the Company to accrue the estimated cost of such benefit payments during the years the employee provides services. The Company previously expensed the cost of these benefits as claims were incurred. SFAS 106 allows recognition of the cumulative effect of the liability in the year of adoption or the amortization of the obligation over a period of up to twenty years. The Company has elected to recognize this obligation of approximately $1,381,000 over a period of twenty years. Cash flows are not affected by implementation of SFAS 106, but implementation decreased net earnings from continuing operations for 1997, 1996 and 1995 by approximately $154,400, $154,500 and $154,200, respectively.

  The Company's postretirement benefit plan is not funded. The accrued postretirement benefit cost recognized in the balance sheet at October 31 is as follows:

                                                                                 1997              1996            1995
                                                                              ----------        ----------      ----------
    Accumulated postretirement benefit obligation:
      Retirees                                                               $   402,724       $   378,968     $   347,019
      Fully eligible plan participants                                           672,238           652,789         723,491
      Other active plan participants                                             727,720           688,737         661,479
                                                                              ----------        ----------      ----------
      Accumulated postretirement benefit obligation                            1,802,682         1,720,494       1,731,989
      Unrecognized net actuarial gains (losses)                                  293,127           196,345           5,602
      Unrecognized transition obligation                                      (1,105,000)       (1,174,000)     (1,243,000)
                                                                              ----------        ----------       ---------
      Accrued postretirement benefit cost                                    $   990,809       $   742,839     $   494,591
                                                                              ==========        ==========      ==========
    Net postretirement benefit cost consisted of the following components:
      Service cost                                                           $   164,689       $   141,393     $   143,279
      Interest cost on accumulated postretirement benefit obligation             124,877           130,705         120,658
      Net amortization                                                            54,108            64,185          69,000
                                                                              ----------        ----------      ----------
      Net postretirement benefit cost                                        $   343,674       $   336,283     $   332,937
                                                                              ==========        ==========      ==========

  The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 10% for 1996, decreasing linearly each successive year until it reached 6.5% in 2003, after which it remains constant. A one-percentage-point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation by approximately $127,000 and the net postretirement benefit cost by approximately $29,000. The assumed discount rate used in determining the accumulated postretirement benefit obligation was 8% for the years ended October 31, 1997 and 1996.

NOTE 13 - UNAUDITED QUARTERLY FINANCIAL DATA
  Summarized unaudited quarterly financial data for 1997 follows:

                                                                                  Three Months Ended
                                                            January 31         April 30          July 31        October 31
                                                             ----------       ----------        ----------      ----------
    Sales                                                   $58,351,734      $61,299,896       $68,768,769     $76,688,240
                                                             ==========       ==========        ==========      ==========
    Gross earnings                                         $  9,330,810      $11,851,198       $13,581,218     $16,965,770
                                                             ==========       ==========        ==========      ==========
    Net earnings                                           $  2,584,674     $  3,459,070      $  4,299,552    $  6,539,772
                                                             ==========       ==========        ==========      ==========
    Earnings per share                                     $        .34     $        .47      $        .57    $        .87
                                                             ==========       ==========        ==========      ==========

  Summarized unaudited quarterly financial data for 1996 follows:
                                                                                   Three Months Ended
                                                            January 31         April 30          July 31        October 31
                                                             ----------       ----------        ----------      ----------
    Sales                                                   $58,429,217      $58,144,393       $61,532,232     $68,180,810
                                                             ==========       ==========        ==========      ==========
    Gross earnings                                          $11,955,299      $11,063,635       $10,001,165     $14,894,170
                                                             ==========       ==========        ==========      ==========
    Net earnings                                            $ 3,928,413      $ 3,365,754       $ 2,954,292     $ 5,166,375
                                                             ==========       ==========        ==========      ==========
    Earnings per share                                      $       .49      $       .41      $        .39     $       .67
                                                             ==========       ==========        ==========      ==========

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of Roanoke Electric Steel
Corporation:

We have audited the accompanying consolidated balance sheets of Roanoke Electric Steel Corporation and its wholly-owned subsidiaries as of October 31, 1997 and 1996, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended October 31, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Roanoke Electric Steel Corporation and its wholly-owned subsidiaries at October 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1997 in conformity with generally accepted accounting principles.


As discussed in Note 1 to the consolidated financial statements, effective November 1, 1994, the Corporation changed its method of accounting for investments.

                                        /s/ Deloitte & Touche LLP
                                        -------------------------------
                                        Winston-Salem, North Carolina
                                        November 18, 1997


STOCK ACTIVITY

The Common Stock of Roanoke Electric Steel Corporation is traded nationally over the counter on Nasdaq National Market using the symbol RESC. At year end, there were approximately 800 shareholders of record.

                                    1997             1996
                                Stock Prices     Stock Prices                                  Cash Dividends
                                High     Low     High      Low                                  1997     1996
First Quarter                  17 3/8   13 1/2   18 1/4   13           First Quarter            $.12    $.11
Second Quarter                 16 7/8   14 1/8   16       13 1/4       Second Quarter            .12     .11
Third Quarter                  19       14 1/8   14 7/8   12 3/4       Third Quarter             .13     .11
Fourth Quarter                 23       18 1/4   14       12           Fourth Quarter            .13     .12

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
RESULTS OF OPERATIONS

  Sales
       The 20.5% increase in sales in 1995 was the result of substantial increases in shipments of fabricated products and billets, together with much improved selling prices for all product classes, while bar products shipments were flat. Reduced competition and increased activity within the construction industry led to the higher shipment levels of fabricated products. Improved market conditions and increased domestic demand resulted in the improved billet tons shipped, as export markets were highly competitive. Inventory reductions by bar products customers accounted for the flat shipments, even though market conditions and backlogs remained strong for much of the year. Selling prices for fabricated products increased due to higher raw material costs and demand. The improved selling prices for bar products were mostly attributable to increased scrap prices and rising demand in the early part of the year, as prices fell slightly near year end. Billet selling prices were higher due to the increased scrap costs, which normally trigger changes in billet prices, and improved product mix.
       In 1996, sales declined 5.3% due, primarily, to sharp reductions in both selling prices for bar products and billet shipments, while selling prices for billets declined only slightly. However, sales were favorably impacted by increased bar shipments and selling prices for fabricated products, while shipments of fabricated products were flat. Selling prices for bar products declined as a result of increased competition, prompting industry-wide price reductions. The planned shutdown of the melt shop during the year to install a new ladle furnace and upgrade an electric arc furnace was unexpectedly prolonged due to problems with construction and installation, resulting in an 11% decline in billet production for the year and causing the significant reduction in billet shipments. In addition, the export markets for billets remained highly competitive. Billet selling prices declined with a downward trend in scrap prices. Bar products shipments increased as demand and backlogs remained high,in spite of the increased competition. Selling prices for fabricated products improved as a result of generally strong business conditions within the commercial construction industry.
       The 7.6% increase in sales in 1997 was attributable to increased shipments of bar products and billets, together with improved selling prices for bar products. Sales were negatively affected by lower selling prices for fabricated products and billets, while shipments of fabricated products were flat. Bar products shipments and selling prices increased as competition eased and order levels, backlogs and prices improved with demand. Billet shipments increased as a result of increased production, which hampered shipments last year, and improved domestic demand, while billet selling prices declined due to lower scrap prices. Competitive conditions in the commercial construction industry caused the lower selling prices for fabricated products; even though, market conditions continued to be favorable.

  Cost of Sales and Gross Margins

       In 1995, cost of sales increased, primarily, as a result of the higher shipments of fabricated products and billets in addition to increases in both scrap and other raw material costs. The decrease in cost of sales in 1996 was due, mainly, to the decreased tons of billets shipped, together with a reduction in the cost of scrap steel, in spite of the increased bar products shipments. Cost of sales increased in 1997, primarily, as a result of the increased tons shipped of bar products and billets.
       Gross earnings as a percentage of sales increased from 15.6% to 21.6% in 1995 due, mainly, to the higher selling prices for all product classes and increased production levels which reduced unit costs for fixed expenses, in spite of the higher scrap costs. In 1996, the gross profit percentage declined to 19.5%. The decrease was, primarily, the result of the lower selling prices for bar products and billets, and the negative effect of reduced billet production on fixed costs, which more than offset the effects of the lower scrap costs and the improvement in fabricated products selling prices. Gross earnings as a percentage of sales were flat in 1997, in spite of higher selling prices for bar products, lower scrap costs and increased production. These were offset by lower selling prices for fabricated products and billets and, more importantly, by a higher percentage of billet shipments in the total mix which carry lower margins.
       For 1995, the increased shipment levels at the higher gross profit margins provided the improvements in gross and net earnings. The decline in gross profit margins and the reduced billet shipments were the main causes for the lower gross profits and net earnings in 1996. For 1997, the increased shipments of bar products and billets accounted for the improved gross and net earnings.

  Administrative Expenses

       In 1995, administrative expenses increased due, mainly, to higher executive and management compensation which increased with production, shipments and earnings in accordance with various incentive arrangements. However, administrative expenses were 6.2% of sales, down from 6.5% in 1994. The majority of the increase in administrative expenses in 1996 was attributable to bad debts and insurance expenses. The percentage of administrative expenses to sales increased to 7.0%. The percentage declined in 1997 to 6.7%; even though administrative expenses increased, primarily, as a result of increased executive and management compensation as production, shipments and earnings improved significantly. Other expenses such as insurance and professional fees increased, but were offset by a reduction in bad debts.

  Interest Expense

       In 1995, interest expense increased as a result of higher interest rates, increased average borrowings and declines in interest income and capitalized interest to $400,692 and $10,146, respectively. Interest expense declined in 1996 due to lower interest rates, higher interest income of $711,274 and increased capitalized interest of $438,346, in spite of higher average borrowings. In 1997, interest expense increased as higher interest rates, reduced interest income of $702,333 and lower capitalized interest of $54,668 more than offset lower average borrowings.

  Profit Sharing Expense and Income Taxes

       Contributions to various profit sharing plans are determined as a proportion of earnings before income taxes and should normally increase and decrease with earnings, except in years when the contribution is limited to the maximum amount deductible under the Internal Revenue Code.
       In 1995, the effective tax rate was affected by higher tax rates. In 1996 and 1997, income tax expense as a percentage of pretax income declined due to permanent differences in the recognition of income and expenses between tax and books, and the effective tax rates were relatively constant.


FINANCIAL CONDITION, LIQUIDITY
AND CAPITAL RESOURCES

       At October 31, 1997, working capital was $68,028,793. Cash, investments and accounts receivable of $55,446,521 were more than adequate to pay current liabilities of $27,344,364. Cash flows from operating activities were $28,661,003 in 1997. Repurchases of the Company's common stock, commitments for the purchase of property, plant and equipment of $978,860, and 1998 maturities of long-term debt of $4,250,000 will affect future liquidity and working capital; however, cash flows from operations should provide adequate working capital to fund these items.
       Long-term debt decreased $6,749,999 during the year. Our revolving credit facility of $30,000,000 was unused at year end and provides additional liquidity and capital resources. The ratio of debt to equity was only .66 to 1
  - down from .77 to 1 last year. The percentage of long-term debt to total capital decreased from 27.2% to 21.1%. The revolver, working capital and conservative debt levels have provided the capital resources necessary to maintain our competitive position and ensure future growth.
       Management is of the opinion that adoption of the Clean Air Act Amendments or any other environmental concerns will not have a materially adverse effect on the Company's operations, capital resources or liquidity (see note 7). Additional future capital expenditures are presently estimated to be less than $1,000,000.


FORWARD-LOOKING STATEMENTS

       From time to time, the Company may publish forward-looking statements relating to such matters as anticipated financial performance, business prospects, technological developments, new products, research and development activities and similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, the Company notes that a variety of factors could cause the Company's actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements. The risks and uncertainties that may affect the operations, performance, development and results of the Company's business include economic and industry conditions, availability and prices of supplies, prices of steel products, competition, governmental regulations, interest rates, inflation, labor relations, environmental concerns and others.

OFFICERS
Donald G. Smith, 62
Chairman, President, Treasurer
  and Chief Executive Officer
40 years of service

Frank S. Key, Jr., 73
President, Socar, Inc.
31 years of service


James F. Garlow, 61
President, John W. Hancock, Jr., Inc.
36 years of service

H. James Akers, Jr., 58
Vice President, Melt Operations
41 years of service

Donald R. Higgins, 52
Vice President - Sales
32 years of service

Watson B. King, 58
Vice President, Mill Operations
36 years of service

John E. Morris, 56
Vice President - Finance
  and Assistant Treasurer
26 years of service

Thomas J. Crawford, 42
Assistant Vice President and Secretary
20 years of service

Daniel L. Board, 60
Assistant Vice President, Purchasing
37 years of service

William O. Warwick, 65
Assistant Vice President, Human
  Resources and Environmental Affairs
30 years of service

BOARD OF DIRECTORS

Frank A. Boxley
President,
Southwest Construction, Inc.

T. A. Carter
Architect

George B. Cartledge, Jr.
President,
Grand Piano & Furniture Co., Inc.


George W. Logan
Chairman,
Valley Financial Corporation

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


COMMITTEES OF THE BOARD
Executive:
D. G. Smith, Chairman;
T. L. Robertson, P. E. Torgersen,
G. B. Cartledge, Jr.

Audit:
T. L. Robertson, Chairman;
T. A. Carter, P. E. Torgersen

Profit Sharing:
C. I. Lunsford, II, Chairman;

Compensation and Stock Option:
G. B. Cartledge, Jr., Chairman;
F. A. Boxley, C. I. Lunsford, II,
J. D. Wilson

CORPORATE INFORMATION

Annual Meeting
The 1998 annual meeting of shareholders will be held at 10:00 a.m. on Tuesday, February 17, 1998 at the American Electric Power Company Building, 40 Franklin Road, S. W., Roanoke, Virginia.

General Counsel
Woods, Rogers & Hazlegrove P.L.C.
Roanoke, Virginia

Independent Auditors
Deloitte & Touche LLP
Winston-Salem, North Carolina

Transfer Agent
Wachovia Bank, N.A.
Winston-Salem, North Carolina
1-800-633-4236
Written shareholder correspondence and requests for transfer should be sent to:
Wachovia Bank of North Carolina, N.A.
P.O. Box 8217
Boston, Massachusetts 02266-8217

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

Copies of the Corporation's Annual Report or Form 10-K may be obtained without charge by writing to Mr. Crawford at the address below.

Corporate Office
102 Westside Boulevard,
P.O. Box 13948, Roanoke, Virginia 24038   540-342-1831

[LOGO] ROANOKE ELECTRIC
       STEEL CORPORATION
       P.O. Box 13948
       Roanoke, Virginia 24038-3948
       540-342-1831