Form 10-K, Exhibit 13
period 1998-10-31
ROANOKE ELECTRIC STEEL CORP
filed 1998-12-14
CIK 84278

[RES LOGO]

                         ROANOKE ELECTRIC STEEL

                           ANNUAL REPORT 1998

1998 HIGHLIGHTS

o Record earnings per share

o Near record net earnings

o Sales highest in history, approach $300 million

o Continued strong earnings by our fabricating subsidiaries

o Record shipments of billets

o Record production of raw steel

o Record working capital of $74,917,878

o Record cash flows from operations of $34,571,627

o Record total assets of $189,210,889

o Record stockholders' equity of $119,447,888

o 17.6% return on average equity

o 17.2% pretax return on average total assets

o Cash dividend increased 9.6%

o $7,372,739 returned to shareholders in dividends and repurchases of stock

o Three-for-two common stock split declared

o ISO 9002 certification achieved

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

TO OUR SHAREHOLDERS

  1998 PERFORMANCE AND ACHIEVEMENTS

        The year ended October 31, 1998, was another record-breaking year. Sales, earnings per share, billet shipments and raw steel production reached new highs. Earnings increased for the second consecutive year to $19,875,409, an increase of 17.7% over 1997 earnings of $16,883,068 and were exceeded only by 1995 earnings of $20,228,902. Earnings per share were a record $1.79 ($1.77 diluted) - up 19.3% over the $1.50 ($1.49 diluted)
    earned in 1997 and 6.5% higher than 1995 earnings per share of $1.68 ($1.67 diluted). These results were achieved on record sales of $295,203,974, an 11.4% increase over last year's sales of $265,108,639.

        Market conditions remained strong for all business segments throughout 1998. Our fabricating subsidiaries recorded strong earnings for the fourth consecutive year, as the construction industry continued to flourish, and shipments of fabricated products increased 5.2%. Our billet business surged, as shipments increased a robust 58.5%, and strong demand for steel bar products pushed selling prices up 6.2%. Margins as a percentage of sales were fractionally improved, which is particularly gratifying, considering the increased shipments of lower-margin billets.

        Other achievements in 1998 were:
          o a $6,889,085 increase in working capital to a record $74,917,878.
          o a $12,350,670 increase in total assets to a record  $189,210,889.
          o a $5,910,624 increase in cash flows from operations to a record $34,571,627.
          o a $13,011,619 increase in stockholders' equity to a record $119,447,888.
          o a pretax  return on average  total  assets of 17.2%.
          o a return on average equity of 17.6%.

         STRONGER FINANCIAL POSITION
          Our financial condition strengthened throughout the year. In addition to the improvements in cash flows from operations, working capital and stockholders' equity, the quick ratio increased to 2.3 to 1, while the current ratio remained the same at 3.5 to 1. Cash, cash equivalents and investments increased $11,234,442 to $27,894,661. Our capital structure


[Forbes
THE 200
BEST SMALL COMPANIES
PICTURE]

In its November 2, 1998 issue, Forbes magazine named Roanoke Electric Steel one of the 200 Best Small Companies in America.

                      EARNINGS PER SHARE (DOLLARS)

                          1991              .02
                          1992              .22
                          1993              .40
                          1994              .73
                          1995             1.68
                          1996             1.30
                          1997             1.50
                          1998             1.79
      was comprised of less debt than in 1997, as long-term debt as a percentage of total capitalization declined to 16.9% from 21.1% last year. We are positioned well for future growth with our low leverage, free cash flow and available capital resources. Our $30,000,000 revolving credit facility was unused at year end.

  MORE SHAREHOLDER VALUE
        We continued to create value for our shareholders during the year as our share price increased 11.5% during the year. In addition, the Board of Directors declared a 3-for-2 common stock split, the second in three years, effective in March 1998, and increased the regular quarterly cash dividend rate by 9.6%. The stock split was intended to further broaden the market for our common stock, while the dividend increase reflected the strong conditions in the steel industry and the Board's confidence in the Company's ability to sustain excellent earnings. Since May 1997, the regular quarterly dividend has increased 18.8%, and in October 1998, the Board declared the 160th consecutive quarterly cash dividend in the amount of 9.5 cents per share, payable November 25, 1998. Our dividend yield at October 31, 1998, was 2.6%, and annual cash dividends paid to shareholders in 1998 amounted to $4,137,899. We returned an additional $3,234,840 to our shareholders during the year with the repurchase of 148,000 shares of our common stock. In the past three years, we have returned $12,543,567 to shareholders with the repurchase of 807,200 company shares. These repurchases helped to achieve the record earnings per share for 1998. The Board-approved plans authorized the repurchase of up to 1,500,000 shares.

        In other Board matters, T. A. Carter and William L. Neal retired as members of our Board of Directors during the year. We express our gratitude to them for their years of service and their contribution to our success. Mr. Neal retired in January 1996, as President of our subsidiary, John W. Hancock, Jr., Inc., after 40 years of service. We thank him for his dedication, leadership and role in the growth and development of the Hancock subsidiary.

                               PROSPECTS FOR GROWTH

     As we went to press with this report, our Company had entered into a definitive agreement to acquire Steel of West Virginia, Inc. ("SWVA"). The acquisition was pending shareholder approval. SWVA operates a steel mini-mill in Huntington, West

[JACOBSON & ASSOCIATES
Steel Customer
Satisfaction Report
1996-1998
picture]

Jacobson & Associates, a steel industry consultant, in their steel customer satisfaction report, ranked Roanoke Electric Steel #1 in overall customer satisfaction. The June 1998 report was based on a 3-year survey of 5,000 steel customers factoring quality, service, price and on-time delivery.

                           SALES ($MILLIONS)

                      1991            126,977,104
                      1992            146,036,301
                      1993            167,294,378
                      1994            215,809,228
                      1995            259,968,524
                      1996            246,286,652
                      1997            265,108,639
                      1998            295,203,974

    Virginia and has fabricating facilities in Huntington and Memphis, Tennessee. SWVA custom designs and manufactures special steel products for use in the construction of truck trailers, industrial lift trucks, off-highway construction equipment, manufactured housing, guard rail posts and mining equipment. The acquisition provides a captive outlet for our excess billet capacity, and SWVA's excess rolling mill capacity will enable them to manufacture products that complement our present range of products, allowing us to better serve our customers. SWVA's excess rolling mill capacity, made possible by the completion of a $35,000,000 expansion in early 1998, will also allow them to penetrate new markets. We see this acquisition as a significant growth opportunity for our Company.

        In our continuing efforts to remain competitive and improve production methods and quality, we received certification on August 21, 1998, to ISO 9002, the system of international quality standards. Our certification will continue to assure both our present and prospective customers that our products are produced to highest quality standards.

  LOOKING FORWARD

        We begin fiscal year 1999 with good backlogs and margins, and prospects for the first quarter are favorable. Due to a continued strong construction industry, our fabricating subsidiaries should perform well. We hope the general economy and conditions within the steel construction industries will allow us to continue our growth in sales and earnings. We are confident we will continue to perform well in comparison to the industry. We expect the acquisition of Steel of West Virginia, Inc. to contribute to earnings immediately and are hopeful the incremental earnings will bring improved 1999 results and shareholder value.

        The record-breaking year would not have been possible without the efforts of our loyal employees and valued customers to whom we are most grateful. We hope our shareholders are pleased with the 1998 performance. We look forward to bringing you even stronger results in the years to come.

                      Sincerely,

                      /s/ Donald G. Smith
                      -----------------------------
                      Donald G. Smith
                      Chairman of the Board and Chief Executive Officer

[Quarterly, The Wachovia Magazine For Business Picture]
Quarterly, The Wachovia Magazine For Business, featured Roanoke Electric Steel in its Spring, 1998 issue.

                        TOTAL ASSETS ($MILLIONS)

                      1991            124,648,573
                      1992            125,558,910
                      1993            130,620,435
                      1994            140,473,510
                      1995            157,774,658
                      1996            167,015,901
                      1997            176,860,219
                      1998            189,210,889

SELECTED FINANCIAL DATA

Year Ended October 31,                       1998              1997             1996              1995             1994
--------------------------------------------------------------------------------------------------------------------------
Operations
  Sales                                  $295,203,974      $265,108,639     $246,286,652      $259,968,524    $215,809,228
  Gross earnings                           57,720,265        51,728,996       47,914,269        56,097,685      33,732,184
  Interest expense-net                        830,743         1,627,380        1,538,191         2,053,643       1,891,263
  Income taxes                             11,568,066        10,206,340        9,305,808        13,035,243       5,684,150
  Earnings before cumulative effect
    of change in accounting principle      19,875,409        16,883,068       15,414,834        20,228,902       8,766,435
  Net earnings                             19,875,409        16,883,068       15,414,834        20,228,902      11,860,375
--------------------------------------------------------------------------------------------------------------------------

Financial  Position
  Working capital                       $  74,917,878     $  68,028,793    $  59,630,189     $  45,483,760   $  34,504,420
  Total assets                            189,210,889       176,860,219      167,015,901       157,774,658     140,473,510
  Long-term debt                           24,291,667        28,541,667       35,291,666        16,979,166      20,729,166
  Stockholders' equity                    119,447,888       106,436,269       94,433,091        90,062,598      72,417,669
--------------------------------------------------------------------------------------------------------------------------

Selected Ratios
  Gross profit margin                           19.6%             19.5%            19.5%             21.6%           15.6%
  Operating income margin                        6.7%              6.4%             6.3%              7.8%            5.5%
  Effective tax rate                            36.8%             37.7%            37.6%             39.2%           39.3%
  Current ratio                                   3.5               3.5              3.5               2.2             2.0
  Quick ratio                                     2.3               2.0              2.0               1.3             1.2
  Funded debt as a percentage of total capital  19.3%             23.6%            29.5%             26.1%           30.7%
  Pretax return on average total assets         17.2%             15.8%            15.2%             22.3%           10.7%
  Return on average stockholders' equity        17.6%             16.8%            16.7%             24.9%           12.9%
--------------------------------------------------------------------------------------------------------------------------

Per Share Data
  Earnings before cumulative effect
     of change in accounting principle          $1.79             $1.50            $1.30             $1.68           $0.73
  Net earnings:
     Basic                                       1.79              1.50             1.30              1.68            0.99
     Diluted                                     1.77              1.49             1.30              1.67            0.98
  Cash dividends                                 0.37              0.33             0.30              0.25            0.27
  Stockholders' equity                          10.78              9.49             8.35              7.44            6.02
--------------------------------------------------------------------------------------------------------------------------

Weighted average common
   shares outstanding                      11,132,910        11,230,794       11,815,323        12,068,308      11,983,320

Per share information has been adjusted for three-for-two stock splits effective March 25, 1998 and May 1, 1995.

*1994  accounting  change  of $3.1  million excluded.


                       CAPITALIZATION ($MILLIONS)

                          STOCKHOLDERS' EQUITY

                      1994             72,417,669
                      1995             90,062,598
                      1996             94,433,091
                      1997            106,436,269
                      1998            119,447,888

                              LONG-TERM DEBT

                       1994            20,729,166
                       1995            16,979,166
                       1996            35,291,666
                       1997            28,541,667
                       1998            24,291,667


                          CAPITAL EXPENDITURES
                      AND DEPRECIATION ($MILLIONS)

                          CAPITAL EXPENDITURES

                       1994            11,744,913
                       1995            11,654,366
                       1996            18,194,216
                       1997             7,532,580
                       1998            12,339,553

                              DEPRECIATION

                       1994             7,332,833
                       1995             7,863,154
                       1996             8,366,012
                       1997             9,456,201
                       1998             9,216,133



                            WORKING CAPITAL
                              ($MILLIONS)

                       1994            34,504,420
                       1995            45,483,760
                       1996            59,630,189
                       1997            68,028,793
                       1998            74,917,878



                          EARNINGS ($MILLIONS)

                       1994             8,766,435
                       1995            20,228,902
                       1996            15,414,834
                       1997            16,883,068
                       1998            19,875,409



                          STOCKHOLDERS' EQUITY
                              ($MILLIONS)

                       1994            72,417,669
                       1995            90,062,598
                       1996            94,433,091
                       1997           106,436,269
                       1998           119,447,888

                      CASH PROVIDED BY OPERATIONS
                              ($MILLIONS)

                       1991             8,964,504
                       1992             5,871,368
                       1993             9,641,895
                       1994            14,412,573
                       1995            19,733,012
                       1996            17,166,064
                       1997            28,661,003
                       1998            34,571,627

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF EARNINGS

                                                            Year Ended October 31,
                                               ----------------------------------------------
                                                   1998             1997              1996
                                               -----------      -----------       -----------
SALES ........................................ $295,203,974     $265,108,639      $246,286,652
COST OF SALES ................................  237,483,709      213,379,643       198,372,383
                                                -----------      -----------       -----------
GROSS EARNINGS ...............................   57,720,265       51,728,996        47,914,269
                                                -----------      -----------       -----------
OTHER OPERATING EXPENSES
  Administrative .............................   19,771,970       17,873,967        17,315,039
  Interest, net ..............................      830,743        1,627,380         1,538,191
  Profit sharing .............................    5,674,077        5,138,241         4,340,397
                                                -----------      -----------       -----------
     Total ...................................   26,276,790       24,639,588        23,193,627
                                                -----------      -----------       -----------
EARNINGS BEFORE INCOME TAXES .................   31,443,475       27,089,408        24,720,642
INCOME TAX EXPENSE ...........................   11,568,066       10,206,340         9,305,808
                                                -----------      -----------       -----------
NET EARNINGS ................................. $ 19,875,409     $ 16,883,068      $ 15,414,834
                                                ===========      ===========       ===========
NET EARNINGS PER SHARE OF COMMON STOCK
  Basic ...................................... $       1.79     $       1.50      $       1.30
                                                ===========      ===========       ===========
  Diluted .................................... $       1.77     $       1.49      $       1.30
                                                ===========      ===========       ===========
CASH DIVIDENDS PER SHARE OF COMMON STOCK...... $      0.372     $      0.333      $      0.300
                                                ===========      ===========       ===========

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                       Capital in                      Treasury Stock
                                                Common Stock            Excess of                         (At Cost)
                                          ------------------------       Stated       Retained     ----------------------
                                           Shares         Amount         Value        Earnings      Shares        Amount
                                          ---------      ---------      ---------    -----------    --------    ----------
BALANCE, NOVEMBER 1, 1995 ..............  8,970,390     $1,729,503     $9,349,429   $ 80,178,534     896,743  $  1,194,868
  Repurchase of common stock ...........     -               -             -             -           556,200     7,735,949
  Stock options exercised ..............     23,750        187,293         -             -             -            -
  Net earnings .........................     -               -             -          15,414,834       -            -
  Cash dividends .......................     -               -             -          (3,495,685)      -            -
                                         ----------     ----------     ----------   ------------   ---------  ------------
BALANCE, OCTOBER 31, 1996 ..............  8,994,140      1,916,796      9,349,429     92,097,683   1,452,943     8,930,817
  Repurchase of common stock ...........     -               -             -             -           103,000     1,572,778
  Stock options exercised ..............     35,950        432,383         -             -             -            -
  Net earnings .........................     -               -             -          16,883,068       -            -
  Cash dividends .......................     -               -             -          (3,739,495)      -            -
                                         ----------     ----------     ----------   ------------   ---------  ------------
BALANCE, OCTOBER 31, 1997 ..............  9,030,090      2,349,179      9,349,429    105,241,256   1,555,943    10,503,595
  Repurchase of common stock ...........     -               -             -             -            90,000     2,387,703
  Stock options exercised ..............     56,750        508,949         -             -             -            -
  Three-for-two stock split ............  4,516,120          -             -             -           822,971        -
  Cash paid in lieu of fractional
    shares on stock split ..............       (158)         -             -              (2,976)      -            -
  Retirement of treasury stock ......... (1,195,800)         -         (9,349,429)    (2,724,001) (1,195,800)  (12,073,430)
  Repurchase and retirement of
    common stock .......................    (58,000)         -             -            (847,137)      -            -
  Net earnings .........................     -               -             -          19,875,409       -            -
  Cash dividends .......................     -               -             -          (4,134,923)      -            -
                                         ----------     ----------     ----------   ------------   ---------  ------------
BALANCE, OCTOBER 31, 1998 .............. 12,349,002     $2,858,128     $   -        $117,407,628   1,273,114   $   817,868
                                         ==========     ==========     ==========   ============   =========  ============

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

                                                                                October 31,
                                                                       -----------------------------
                                                                          1998               1997
                                                                       -----------       -----------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents ......................................... $ 16,167,025      $  8,844,537
  Investments .......................................................   11,727,636         7,815,682
  Accounts receivable ...............................................   42,415,061        38,786,302
  Inventories .......................................................   31,902,900        36,814,417
  Prepaid expenses ..................................................    1,586,357         1,900,338
  Deferred income taxes .............................................    1,608,938         1,211,881
                                                                       -----------       -----------
    Total current assets ............................................  105,407,917        95,373,157
                                                                       -----------       -----------
PROPERTY, PLANT AND EQUIPMENT
  Land ..............................................................    4,264,165         4,313,060
  Buildings .........................................................   19,621,407        18,874,555
  Other property and equipment ......................................  123,615,952       119,266,483
  Assets under construction .........................................    4,656,746           921,581
                                                                       -----------       -----------
    Total ...........................................................  152,158,270       143,375,679
  Less-accumulated depreciation .....................................   68,522,086        62,077,810
                                                                       -----------       -----------
    Property, plant and equipment, net ..............................   83,636,184        81,297,869
                                                                       -----------       -----------
OTHER ASSETS ........................................................      166,788           189,193
                                                                       -----------       -----------
TOTAL ............................................................... $189,210,889      $176,860,219
                                                                       ===========       ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Current portion of long-term debt ................................. $  4,250,000      $  4,250,000
  Accounts payable ..................................................   15,273,850        13,050,874
  Dividends payable .................................................    1,052,210           971,639
  Employees' taxes withheld .........................................      358,851           151,085
  Accrued profit sharing contribution ...............................    5,335,822         4,910,443
  Accrued wages and expenses ........................................    2,959,367         2,938,065
  Accrued income taxes ..............................................    1,259,939         1,072,258
                                                                       -----------       -----------
    Total current liabilities .......................................   30,490,039        27,344,364
                                                                       -----------       -----------
LONG-TERM DEBT
  Notes payable .....................................................   28,541,667        32,791,667
  Less-current portion ..............................................    4,250,000         4,250,000
                                                                       -----------       -----------
    Long-term debt ..................................................   24,291,667        28,541,667
                                                                       -----------       -----------
POSTRETIREMENT LIABILITIES ..........................................    1,293,788           990,809
                                                                       -----------       -----------
DEFERRED INCOME TAXES ...............................................   13,687,507        13,547,110
                                                                       -----------       -----------
COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 7)
STOCKHOLDERS' EQUITY
  Common stock-no par value-authorized 20,000,000 shares,
       issued 12,349,002 shares in 1998 and 13,544,977 in 1997.......    2,858,128         2,349,179
  Capital in excess of stated value .................................      -               9,349,429
  Retained earnings .................................................  117,407,628       105,241,256
                                                                       -----------       -----------
    Total ...........................................................  120,265,756       116,939,864
  Less-treasury stock, 1,273,114 shares in 1998
       and 2,333,914 in 1997 - at cost ..............................      817,868        10,503,595
                                                                       -----------       -----------
    Total stockholders' equity ......................................  119,447,888       106,436,269
                                                                       -----------       -----------
TOTAL ............................................................... $189,210,889      $176,860,219
                                                                       ===========       ===========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                         Year Ended October 31,
                                                                              --------------------------------------------
                                                                                 1998             1997            1996
                                                                              ----------       ----------       ----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings ................................................................$ 19,875,409      $16,883,068      $15,414,834
Adjustments to reconcile net earnings to net
  cash provided by operating activities:
  Postretirement liabilities ................................................     302,979          247,970          248,248
  Depreciation and amortization .............................................   9,266,547        9,482,836        8,380,456
  (Gain) loss on sale of investments and property, plant and equipment ......     721,509           (1,659)         (59,312)
  Deferred income taxes .....................................................    (256,660)         780,071        1,011,529
  Changes in assets and liabilities which provided
    (used) cash, exclusive of changes shown separately ......................   4,661,843        1,268,717       (7,829,691)
                                                                               ----------       ----------       ----------
Net cash provided by operating activities ...................................  34,571,627       28,661,003       17,166,064
                                                                               ----------       ----------       ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Expenditures for property, plant and equipment ............................ (12,339,553)      (7,532,580)     (18,194,216)
  Proceeds from sale of property, plant and equipment .......................      55,395           17,299          200,666
  Purchases of investments .................................................. (18,427,761)      (6,085,692)      (3,840,892)
  Proceeds from sales of investments ........................................  14,495,999        4,309,012        1,910,093
  Other .....................................................................      -                -                12,328
                                                                               ----------       ----------       ----------
Net cash used in investing activities ....................................... (16,215,920)      (9,291,961)     (19,912,021)
                                                                               ----------       ----------       ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Decrease in notes payable .................................................      -                -           (11,000,000)
  Cash dividends ............................................................  (4,134,923)      (3,739,495)      (3,495,685)
  Cash paid for fractional shares on stock split ............................      (2,976)          -                -
  Increase in dividends payable .............................................      80,571           66,695           16,843
  Proceeds from exercise of common stock options ............................     508,949          432,383          187,293
  Payment of long-term debt .................................................  (4,250,000)      (6,749,999)     (15,687,500)
  Proceeds from long-term debt ..............................................      -                -            34,500,000
  Repurchase of common stock ................................................  (3,234,840)      (1,572,778)      (7,735,949)
                                                                               ----------       ----------       ----------
Net cash used in financing activities ....................................... (11,033,219)     (11,563,194)      (3,214,998)
                                                                               ----------       ----------       ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ........................   7,322,488        7,805,848       (5,960,955)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR ................................   8,844,537        1,038,689        6,999,644
                                                                               ----------       ----------       ----------
CASH AND CASH EQUIVALENTS, END OF YEAR ......................................$ 16,167,025     $  8,844,537     $  1,038,689
                                                                               ==========       ==========       ==========
CHANGES IN ASSETS AND LIABILITIES WHICH PROVIDED
  (USED) CASH, EXCLUSIVE OF CHANGES SHOWN SEPARATELY
  (Increase) decrease in accounts receivable ................................$ (3,628,759)    $  1,693,496     $   (320,275)
  (Increase) decrease in inventories ........................................   4,911,517       (2,499,518)      (3,448,661)
  (Increase) decrease in prepaid expenses ...................................     313,981       (1,249,325)          71,716
  Increase (decrease) in accounts payable ...................................   2,222,976        2,073,364       (3,506,271)
  Increase (decrease) in employees' taxes withheld ..........................     207,766         (133,381)          57,789
  Increase (decrease) in accrued profit sharing contribution ................     425,379          998,486         (491,074)
  Increase (decrease) in accrued wages and expenses .........................      21,302          192,906          348,246
  Increase (decrease) in accrued income taxes ...............................     187,681          192,689         (541,161)
                                                                               ----------       ----------      ----------
Total .......................................................................$  4,661,843     $  1,268,717     $ (7,829,691)
                                                                               ==========       ==========       ==========

SUPPLEMENTAL  DISCLOSURES OF CASH FLOW  INFORMATION
Cash paid during the period for:
  Interest  (net of amount capitalized) .....................................$  2,088,508     $  2,368,369     $  1,979,832
                                                                               ==========       ==========       ==========
  Income taxes ..............................................................$ 11,637,045     $  9,233,580     $  8,835,440
                                                                               ==========       ==========       ==========

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

  Investments - Investments consist primarily of debt securities which mature between 1998 and 2027. The Company complies with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). In accordance with the provisions of SFAS 115, management has classified its entire debt securities portfolio as "available for sale". Under SFAS 115, "available for sale" securities are reported at fair value with unrealized gains and losses reported as a separate component of equity. These investments are carried on the balance sheets at
  fair  value,  which  approximates   amortized  cost. Accordingly,
  there were no adjustments to equity at October 31, 1998, 1997 and 1996.

  Revenue Recognition - Revenues from sales are recognized when products are shipped to customers, except for fabrication products which are recognized by the percentage-of-completion method in accordance with industry practice. Sales to an unaffiliated customer amounted to 13%, 12% and 11% of consolidated sales for 1998, 1997 and 1996, respectively.

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

  Fair Value of Financial Instruments - At October 31, 1998, the fair value of the Company's cash and cash equivalents, accounts receivable, investments and long-term debt approximated amounts recorded in the accompanying consolidated financial statements (see notes 1 and 6).

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

  Comprehensive Income - In June 1997, Statement of Financial Accounting Standards No. 130, "Comprehensive Income" (SFAS 130) was issued, establishing standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The Company will be required to adopt SFAS 130 in the first quarter of fiscal year 1999 and, based on current circumstances, does not believe the required disclosures, if any, will be material.

  Segment Information - In June 1997, Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131) was issued, establishing standards for the way public enterprises report information about operating segments in annual financial statements. This statement also requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. The Company will be required to adopt SFAS 131 in the first quarter of fiscal year 1999 and, based on current circumstances, does not believe the effect of adoption will be significant.

  Derivative Instruments - In June 1998, Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) was issued, establishing standards for accounting and reporting derivative instruments, including certain derivative instruments embedded in other contracts,
  (collectively   referred  to  as  derivatives)  and  for  hedging
  activities. The Company will be required to adopt SFAS 133 in the first quarter of fiscal year 2000 and is in the process of evaluating what impact SFAS 133 will have on its consolidated financial statements.

(NOTE 2) INVENTORIES

  If the FIFO method of valuing inventories had been used by John W. Hancock, Jr., Inc., consolidated inventories would have been $1,699,417 greater in 1998 and $1,440,168 greater in 1997.

  Inventories include the following major classifications:


                                           October 31,
                          --------------------------------------------
                             1998             1997             1996
                          ----------        ----------      ----------
    Scrap steel .........$ 4,876,856       $ 7,579,552     $ 5,313,335
    Melt supplies .......  2,408,961         2,212,939       2,416,879
    Billets .............  3,499,907         5,960,432       7,103,342
    Mill supplies .......  3,176,619         3,484,688       3,085,749
    Finished steel ...... 17,940,557        17,576,806      16,395,594

                          ----------        ----------      ----------
    Total inventories    $31,902,900       $36,814,417     $34,314,899
                          ==========        ==========      ==========

(NOTE 3) PROPERTIES AND DEPRECIATION

  Depreciation expense for the years ended October 31, 1998, 1997 and 1996 amounted to $9,216,133, $9,456,201 and $8,366,012,
  respectively.  Generally, the  rates  of  depreciation   range  from
  3.3% to 20% for buildings and improvements and 5% to 33% for machinery and equipment. Property additions in 1998, 1997 and 1996 included $53,722, $54,668 and $438,346 of interest capitalized, respectively.

  During the year ended October 31, 1998, the Company recorded a $733,067 loss on assets abandoned at its Salem, Virginia plant. This loss was included in the statement of earnings in administrative expenses.

(NOTE 4) SHORT-TERM DEBT

  On February 15, 1996, the Company replaced all of its domestic bank lines of credit with a syndicated loan facility, part of which provides a five-year $30,000,000 revolver, as explained in note 6. Also provided by this credit facility is a $5,000,000 line of credit to be used to cover overdrafts in a demand deposit account. This line of credit was unused at October 31, 1998 and 1997.


(NOTE 5) INCOME TAXES

  The Company files a consolidated federal income tax return. The federal income tax returns through October 31, 1990 have been examined by the Internal Revenue Service with all issues settled.

  The following is a reconciliation of income tax expense per consolidated statements of earnings to that computed by using the federal statutory tax rate of 35% for 1998, 1997 and 1996:

                                                                      Year Ended October 31,
                                                          --------------------------------------------
                                                             1998             1997             1996
                                                          ----------        ----------      ----------
    Federal tax at the statutory rate .....................$11,005,216       $ 9,481,293    $  8,652,225
    Increase (decrease) in taxes resulting from:
      State income taxes, net of federal tax benefit ......    776,339           874,960         785,077
      Other items, net ....................................   (213,489)         (149,913)       (131,494)

                                                            ----------        ----------      ----------
    Income taxes per consolidated statements of earnings ..$11,568,066       $10,206,340    $  9,305,808
                                                            ==========        ==========      ==========

    The components of income tax expense are as follows:
                                                                     Year Ended October 31,
                                                          --------------------------------------------
                                                             1998             1997             1996
                                                          ----------        ----------      ----------
    Current income taxes:
      Federal ...........................................$10,589,161      $  8,156,471    $  7,192,428
      State .............................................  1,235,565         1,269,798       1,101,851
                                                          ----------        ----------      ----------
    Total current income taxes .......................... 11,824,726         9,426,269       8,294,279
                                                          ----------        ----------      ----------
    Deferred income taxes (benefit):
      Federal ...........................................   (215,462)          703,776         905,569
      State .............................................    (41,198)           76,295         105,960
                                                          ----------        ----------      ----------
    Total deferred income taxes (benefit) ...............   (256,660)          780,071       1,011,529
                                                          ----------        ----------      ----------
    Total income taxes ..................................$11,568,066       $10,206,340    $  9,305,808
                                                          ==========        ==========      ==========

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes and tax credit carryforwards. As of October 31, 1998, 1997 and 1996, the Company had total deferred tax liabilities of $13,687,507, $13,547,110 and $12,594,700, respectively, and deferred tax assets of $1,608,938, $1,211,881 and $1,039,542, respectively. Deferred tax liabilities result exclusively from excess tax depreciation, and deferred tax assets result, primarily, from reserves not currently deductible of $792,089 for 1998, $736,340 for 1997 and $675,026 for 1996. There were no valuation allowances.

(NOTE 6) LONG-TERM DEBT
  Long-term debt consisted of the following:

                                                                                                      October 31,
                                                                                              ----------------------------
                                                                                                1998               1997
                                                                                              ----------        ----------
    Syndicated term loan, unsecured, payable in quarterly installments of
       $750,000. Interest payable quarterly at the LIBOR
       rate of 5.69% plus .60%. Due February 21, 2006 .......................................$22,500,000       $25,500,000
    Term loan, unsecured, payable in monthly installments of $104,167,
       plus interest at 6.44%. Due September 1, 2003. .......................................  6,041,667         7,291,667
    Revolving credit agreement ..............................................................     -                  -
                                                                                              ----------        ----------
    Total ................................................................................... 28,541,667        32,791,667
    Less - current portion ..................................................................  4,250,000         4,250,000
                                                                                              ----------        ----------
    Long-term debt ..........................................................................$24,291,667       $28,541,667
                                                                                              ==========        ==========

  In February 1996, the Company entered into a $30,000,000 revolving credit agreement with a group of banks that extends through February 21, 2001. Under the revolving credit agreement, interest is payable at October 31, 1998 and 1997, at the LIBOR rates of 5.69% plus .30% and 5.72% plus .30%, respectively. The agreement requires the Company to pay a facility fee at an annual rate of .125% for 1998 and 1997.

  The Company does not use derivatives for trading purposes. Interest rate swaps, a form of derivative, are used to manage interest costs. Currently, the Company maintains an interest rate swap agreement resulting in a fixed rate of 6.68% on the notional amount of $22,500,000 through February 2006. The difference between fixed rate and floating rate interest is recognized as an adjustment to interest expense in the period incurred. The fair value of the current swap is estimated based on current settlement prices and was approximately $893,000, in favor of the lender, at October 31, 1998.

  Under the loan agreements, the Company must maintain consolidated current assets of not less than 1.5 times consolidated current liabilities and maintain consolidated funded debt of not greater than .5 times consolidated total capitalization. Currently, consolidated tangible net worth cannot be less than $80,651,993. In addition, the ratio of EBITDA to the sum of current maturities of long-term debt and consolidated interest expense must equal at least 1.5. The Company was in compliance with the loan agreements as of October 31, 1998 and 1997.

  Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of the year end fair value of significant financial instruments, including long-term debt. The Company's carrying value of long-term debt approximates fair value. The fair value of the 1998 swap agreement is mentioned above.

  Annual aggregate long-term debt maturities are $4,250,000 for each of the next four years and $4,041,667 in 2003.


(NOTE 7) COMMITMENTS AND CONTINGENT LIABILITIES

  At October 31, 1998, the Company was committed for $6,239,602 for purchases of equipment and production facilities.

  The Company and the County of Roanoke, Va., in 1988, entered into consent agreements with the United States Environmental Protection Agency (EPA) for the clean-up of specific portions of a landfill site and adjacent streams near Salem, Va. One agreement was a "remedial action" for the removal and off-site treatment and disposal of an emission control dust pile located on the site. This action was completed during 1995 with all costs reflected in the consolidated financial statements through that period. Another agreement pertained to a "removal action" for the removal and treatment of emission dust, sediment and contaminated soil associated with the streams. The EPA approved on-site stabilization and disposal, and certified completeness of all required work on September 14, 1997, all costs for which are reflected in the accompanying consolidated financial statements. The Company entered into a cost sharing agreement with the County of Roanoke for both response actions at the landfill. It is not known whether other potentially responsible parties will pay some of the costs. The final component of the requirements of the order was reimbursement of certain EPA oversight charges, which were paid during the current year.


(NOTE 8) COMMON STOCK AND EARNINGS PER SHARE

  Outstanding common stock consists of 560,000 shares, issued prior to October 31, 1967, at no stated value; 750,656 shares issued subsequent to October 31, 1967, at a stated value of $.50 per share; 1,310,656 shares issued in 1981 at no stated value; 1,310,656 shares, less the equivalent of 42 fractional shares, issued in 1986 at no stated value; 1,965,963 shares, less the equivalent of 151 fractional shares, issued in 1988 at no stated value; 800 shares issued in 1989 at no stated value; 3,000 shares issued in 1992 at no stated value; 1,200 shares issued in 1993 at no stated value; 44,000 shares issued in 1994 at no stated value; 3,023,804 shares, less the equivalent of 152 fractional shares, issued in 1995 at no stated value; 23,750 shares issued in 1996 at no stated value; 35,950 shares issued in 1997 at no stated value and 4,572,870 shares, less the equivalent of 158 fractional shares, issued in 1998 at no stated value, less 1,253,800 treasury (repurchased) shares retired during 1998. During the years ended October 31, 1986 and October 31, 1996, the Company increased authorized common stock from 4,000,000 shares to 10,000,000 shares, and from 10,000,000 shares to 20,000,000 shares, respectively. The Company retired in 1998 all of its treasury stock applicable to the shares acquired through its common stock repurchase plans.

  In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS 128), which changes the method of calculating earnings per share. SFAS 128 requires the presentation of "basic" earnings per share and "diluted" earnings per share on the face of the statement of earning. Basic earnings per share is computed by dividing the net income available to common stockholders by the weighted average shares of outstanding common stock. The calculation of diluted earnings per share is similar to basic earnings per share except that the denominator includes dilutive common stock equivalents such as stock options and warrants. Basic earnings per share have been computed based on the weighted average number of shares outstanding of 11,132,910 for 1998, 11,230,794 for 1997 and 11,815,323 for 1996. The average number of shares outstanding were weighted after giving effect to both stock options exercised and repurchased common stock during 1998, 1997 and 1996 and to a three-for-two stock split effective March 25, 1998. Diluted earnings per share have been computed based on the weighted average number of shares outstanding (including outstanding and exercisable stock options) of 11,248,029 for 1998, 11,300,634 for 1997 and 11,870,704 for 1996.


(NOTE 9) PROFIT SHARING PLANS
  The Company, including Shredded Products Corporation, RESCO Steel Products Corporation and Socar, Inc., has qualified profit sharing plans which cover substantially all employees. John W. Hancock, Jr., Inc. has an unqualified plan. Socar, Inc.'s annual contribution is discretionary while the other plans' annual contribution cannot exceed 20% of their combined earnings before income taxes. Total contributions of all Companies shall not exceed the maximum amount deductible for such year under the Internal Revenue Code and amounted to $5,674,077 for 1998, $5,138,241 for 1997 and $4,340,397 for 1996.

(NOTE 10) INTEREST EXPENSE
  Interest expense is stated net of interest income of $1,214,017 in 1998, $702,333 in 1997 and $711,274 in 1996.

(NOTE 11) STOCK OPTIONS
  Under a nonqualified stock option plan approved by the stockholders in 1989, the Company may issue 112,500 shares of unissued common stock to employees of the Company each plan year. Under a non-statutory stock option plan approved by the Board in 1997, the Company may issue 25,000 shares of unissued common stock to directors of the Company over the life of the plan. Options for 84,000 shares were granted for 1998, for 82,000 shares for 1997, for 75,000 shares for 1996, for 41,500 shares for 1995, for 36,000 shares for 1992 and for 32,500 shares for 1990. Three-for-two stock splits in 1998 and 1995 increased these grants an additional 117,275 and 32,300 shares, respectively. These options are exercisable for a term of five years for employees and ten years for directors from the date of grant, and a summary follows:


                                                                                         Weighted Average
                                                                                          Exercise Price
                                                                                             Per Share              Shares
                                                                                          ---------------          ---------

    Balance, November 1, 1995 ...........................................................    $  5.18                75,150
    Granted .............................................................................       7.93                75,000
    Exercised ...........................................................................       4.47               (23,750)
    Expired or terminated ...............................................................       2.74                (3,000)
                                                                                                                   -------
    Balance, October 31, 1996 ...........................................................       7.05               123,400
    Granted .............................................................................       9.06                82,000
    Exercised ...........................................................................       7.41               (35,950)
    Expired or terminated ...............................................................       6.61               (16,750)
                                                                                                                   -------
    Balance, October 31, 1997 ...........................................................       8.23               152,700
    Granted .............................................................................      15.16                84,000
    Stock split .........................................................................      10.73               117,275
    Exercised ...........................................................................       7.52               (56,750)
    Expired or terminated ...............................................................        -                    -
                                                                                                                   -------
    Balance, October 31, 1998 ...........................................................      11.31               297,225
                                                                                                                   =======
    Shares available for grant at year end ..............................................                            None
                                                                                                                   =======



  The Company applies APB 25 and related Interpretations in accounting for the nonqualified stock option plans. Accordingly, compensation cost of $295,313, $177,188 and $157,500 for the years ended October 31, 1998, 1997 and 1996, respectively, was recognized for the difference between the exercise price and the fair value of the stock price at the grant date. Had compensation cost been determined based on the fair value at the grant dates consistent with the method of SFAS 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:


                                                                                      Year Ended October 31,
                                                                              --------------------------------------------
                                                                                 1998             1997             1996
                                                                              ----------        ----------      ----------

    Net earnings:
      As reported ........................................................   $19,875,409       $16,883,068     $15,414,834
                                                                              ==========        ==========      ==========
      Pro forma ..........................................................   $19,573,253       $16,761,234     $15,307,091
                                                                              ==========        ==========      ==========
    Basic net earnings per share:
      As reported ........................................................   $      1.79       $      1.50     $      1.30
                                                                              ==========        ==========      ==========
      Pro forma ..........................................................   $      1.76       $      1.49     $      1.30
                                                                              ==========        ==========      ==========
    Diluted net earnings per share:
      As reported ........................................................   $      1.77       $      1.49     $      1.30
                                                                              ==========        ==========      ==========
      Pro forma ..........................................................   $      1.74       $      1.48     $      1.29
                                                                              ==========        ==========      ==========


  The fair value per share of options granted during the years ended October 31, 1998, 1997 and 1996 was $7.64, $3.90 and $3.78, respectively. The following table summarizes information about stock options outstanding and exercisable at October 31, 1998:


                                                         Number                              Remaining
                                                     Outstanding and                     Contractual Life
                     Exercise Prices                   Exercisable                           in Years
                     ---------------                 ---------------                     ----------------

                        $  6.04                           15,600                                1.25
                           7.93                           47,125                                2.33
                           8.93                           98,500                                3.33
                          10.50                           10,000                                8.33
                          14.88                          112,500                                4.25
                          17.50                           13,500                                9.25
                                                         -------
                                                         297,225
                                                         =======


  The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1998, 1997 and 1996, respectively: dividend yield of 2.18%, 2.90% and 3.09%; expected volatility of 47.25%, 37.33% and 43.66%; risk-free interest rates of 4.23%, 5.71% and 6.07%; and an expected life of 5 years.

(NOTE 12) HEALTH BENEFITS AND POSTRETIREMENT COSTS
  Effective November 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106). The Company currently provides certain health care benefits for terminated employees who have completed 10 years of continuous service after age 45, and SFAS 106 requires the Company to accrue the estimated cost of such benefit payments during the years the employee provides services. The Company previously expensed the cost of these benefits as claims were incurred. SFAS 106 allows recognition of the cumulative effect of the liability in the year of adoption or the amortization of the obligation over a period of up to twenty years. The Company has elected to recognize this obligation of approximately $1,381,000 over a period of twenty years. Cash flows are not affected by implementation of SFAS 106, but implementation decreased net earnings from continuing operations for 1998, 1997 and 1996 by approximately $188,695, $154,400 and $154,500, respectively.

  The  Company's   postretirement  benefit  plan  is  not  funded.  The  accrued postretirement benefit cost recognized in the balance sheets at October 31 is as follows:


                                                                                 1998              1997            1996
                                                                              ----------        ----------      ----------

    Accumulated postretirement benefit obligation:
      Retirees ..............................................................$   474,388       $   402,724    $    378,968

      Fully eligible plan participants ......................................    793,117           672,238         652,789
      Other active plan participants ........................................  1,018,324           727,720         688,737
                                                                              ----------        ----------      ----------
      Accumulated postretirement benefit obligation .........................  2,285,829         1,802,682       1,720,494
    Unrecognized net actuarial gains ........................................     43,959           293,127         196,345
    Unrecognized transition obligation ...................................... (1,036,000)       (1,105,000)     (1,174,000)
                                                                              ----------        ----------       ---------
      Accrued postretirement benefit cost ................................... $1,293,788       $   990,809    $    742,839
                                                                              ==========        ==========      ==========
    Net postretirement benefit cost consisted of the following components:
      Service cost .......................................................... $  194,393       $   164,689    $    141,393
      Interest cost on accumulated postretirement benefit obligation ........    144,940           124,877         130,705
      Net amortization ......................................................     69,000            54,108          64,185
                                                                              ----------        ----------      ----------
      Net postretirement benefit cost ....................................... $  408,333       $   343,674    $    336,283
                                                                              ==========        ==========      ==========



  The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 9.5% for 1997, decreasing linearly each successive year until it reaches 5.75% in 2005, after which it remains constant. A one-percentage-point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation by approximately $153,000 and the net postretirement benefit cost by approximately $30,000. The assumed discount rate used in determining the accumulated postretirement benefit obligation was 7.25% and 8% for the years ended October 31, 1998 and 1997, respectively.


(NOTE 13) UNAUDITED QUARTERLY FINANCIAL DATA
  Summarized unaudited quarterly financial data for 1998 follows:


                                                                                  Three Months Ended
                                                            --------------------------------------------------------------
                                                            January 31         April 30          July 31        October 31
                                                             ----------       ----------        ----------      ----------

    Sales ................................................  $71,603,735      $73,778,930       $73,119,315     $76,701,994
                                                             ==========       ==========        ==========      ==========
    Gross earnings .......................................  $12,907,751      $13,394,849       $14,182,084     $17,235,581
                                                             ==========       ==========        ==========      ==========
    Net earnings .........................................  $ 4,250,992      $ 4,038,995       $ 4,509,449     $ 7,075,973
                                                             ==========       ==========        ==========      ==========
    Net earnings per share:
       Basic .............................................  $       .38      $       .36       $       .41     $       .64
                                                             ==========       ==========        ==========      ==========
       Diluted ...........................................  $       .38      $       .36       $       .40     $       .63
                                                             ==========       ==========        ==========      ==========

  Summarized unaudited quarterly financial data for 1997 follows:


                                                                                   Three Months Ended
                                                             -------------------------------------------------------------
                                                            January 31         April 30          July 31        October 31
                                                             ----------       ----------        ----------      ----------

    Sales ................................................  $58,351,734       $61,299,896       $68,768,769     $76,688,240
                                                             ==========       ===========        ==========      ==========
    Gross earnings .......................................  $ 9,330,810       $11,851,198       $13,581,218     $16,965,770
                                                             ==========       ===========        ==========      ==========
    Net earnings .........................................  $ 2,584,674       $ 3,459,070       $ 4,299,552     $ 6,539,772
                                                             ==========       ===========        ==========      ==========
    Net earnings per share:
       Basic .............................................  $       .23       $       .31       $       .38     $       .58
                                                             ==========       ===========        ==========      ==========
       Diluted ...........................................  $       .23       $       .31       $       .38     $       .58
                                                             ==========       ===========        ==========      ==========



(NOTE 14) SUBSEQUENT EVENT

  On November 10, 1998, the Company announced that it had entered into a definitive agreement to acquire Steel of West Virginia, Inc. ("SWVA"). The transaction, to be accounted for under the purchase method, contemplates that the Company will pay cash of $10.75 per share for each of the approximately 6,000,000 outstanding shares of common stock of SWVA, on a fully-diluted basis, including the assumption of all of SWVA's indebtedness. Under the terms of the agreement, which was unanimously approved by the Boards of Directors of both companies, the offer to purchase is subject to customary conditions, including the tender of a majority of the shares of SWVA common stock and termination of the Hart-Scott-Rodino waiting period. Upon merger, SWVA will become a wholly-owned subsidiary of Roanoke Electric Steel Corporation. The obligations of the Company are not subject to any financing condition, as a bank syndicate has been arranged for financing the transaction. SWVA, headquartered in Huntington, West Virginia, operates a mini-mill in Huntington as well as steel fabrication facilities in Huntington and Memphis, Tennessee, custom designing and manufacturing special steel products principally for use in the construction of truck trailers, industrial lift trucks, off-highway construction equipment, manufactured housing, guard rail posts, and mining equipment.

  For the year ended December 31, 1997, SWVA reported net sales, net income and total stockholders' equity of $112,776,000, $5,259,000 and $54,302,000, respectively.


INDEPENDENT AUDITORS' REPORT

To  the   Stockholders   and  Board  of  Directors  of  Roanoke  Electric  Steel
Corporation:

We have audited the accompanying consolidated balance sheets of Roanoke Electric Steel Corporation and its wholly-owned subsidiaries as of October 31, 1998 and 1997, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended October 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Roanoke Electric Steel Corporation and its wholly-owned subsidiaries at October 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1998 in conformity with generally accepted accounting principles.



                                             /s/ Deloitte & Touche LLP

                                             Winston-Salem, North Carolina
                                             November 18, 1998

STOCK ACTIVITY

The Common Stock of Roanoke Electric Steel Corporation is traded nationally over the counter on Nasdaq National Market using the symbol RESC. At year end, there were approximately 770 shareholders of record.


                                    1998              1997
                                Stock Prices      Stock Prices                                               Cash Dividends
------------------------------------------------------------------------     ----------------------------------------------
                                High        Low        High       Low                                         1998    1997
------------------------------------------------------------------------     ----------------------------------------------

First Quarter ................ 17 53/64   12 53/64   11 37/64    9           First Quarter ................. $.087   $.080
Second Quarter ............... 21 11/64   15 53/64   11 1/4      9 27/64     Second Quarter ................  .095    .080
Third Quarter ................ 22 1/2     16 3/16    12 43/64    9 27/64     Third Quarter .................  .095    .087
Fourth Quarter ............... 17 3/4     10 1/8     15 21/64   12 11/64     Fourth Quarter ................  .095    .086



MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

  SALES

       In 1996, sales declined 5.3% due, primarily, to sharp reductions in both selling prices for bar products and billet shipments, while selling prices for billets declined only slightly. However, sales were favorably impacted by increased bar shipments and selling prices for fabricated products, while shipments of fabricated products were flat. Selling prices for bar products declined as a result of increased competition, prompting industry-wide price reductions. The planned shutdown of the melt shop during the year to install a new ladle furnace and upgrade an electric arc furnace was unexpectedly prolonged due to problems with construction and installation, resulting in an 11% decline in billet production for the year and causing the significant reduction in billet shipments. In addition, the export markets for billets remained highly competitive. Billet selling prices declined with a downward trend in scrap prices, which normally trigger changes in billet prices. Bar products shipments increased as demand and backlogs remained high, in spite of the increased competition. Selling prices for fabricated products improved as a result of generally strong business conditions within the commercial construction industry.
       The 7.6% increase in sales in 1997 was attributable to increased shipments of bar products and billets, together with improved selling prices for bar products. Sales were negatively affected by lower selling prices for fabricated products and billets, while shipments of fabricated products were flat. Bar products shipments and selling prices increased as competition eased and order levels, backlogs and prices improved with demand. Billet shipments increased as a result of increased production, which hampered shipments last year, and improved domestic demand, while billet selling prices declined due to lower scrap prices. Competitive conditions in the commercial construction industry caused the lower selling prices for fabricated products; even though, market conditions continued to be favorable.
       Sales increased 11.4% in 1998 as a result of substantially increased billet shipments in addition to improved fabricated products shipments and higher selling prices for steel bar products. Shipments of bar products declined during the year, while billet and fabricated products prices were flat. Record raw steel production and unprecedented demand contributed to the 58.5% increase in billet shipments. Continued favorable market conditions in the construction industry led to the increased shipments and level selling prices for fabricated products. In spite of a 3.8% reduction in bar products shipments, business conditions remained strong and bar prices moved up 6.2% for the year. Billet prices were flat because scrap prices were relatively unchanged.



  COST OF SALES AND GROSS MARGINS

       The decrease in cost of sales in 1996 was due, mainly, to the decreased tons of billets shipped, together with a reduction in the cost of scrap steel, in spite of the increased bar products shipments. Cost of sales increased in 1997, primarily, as a result of the increased tons shipped of bar products and billets. In 1998, cost of sales increased due to the improved billet and fabricated products shipments, even though shipments of bar products declined.
       In 1996, the gross profit percentage declined to 19.5%. The decrease was, primarily, the result of the lower selling prices for bar products and billets, and the negative effect of reduced billet production on fixed costs, which more than offset the effects of the lower scrap costs and the improvement in fabricated products selling prices. Gross earnings as a percentage of sales were flat in 1997, in spite of higher selling prices for bar products, lower scrap costs and increased production. These were offset by lower selling prices for fabricated products and billets and, more importantly, by a higher percentage of billet shipments in the total mix which carry lower margins. In 1998, gross earnings as a percentage of sales remained flat, even though selling prices for bar products increased and raw steel production improved by 12%. As in 1997, the increased billet shipments at lower margins negatively impacted margins.
       The decline in gross profit margins and the reduced billet shipments were the main causes for the lower gross profits and net earnings in 1996. For 1997, the increased shipments of bar products and billets accounted for the improved gross and net earnings. The combination of increased volume at comparable margins were, primarily, responsible for the improved gross and net earnings in 1998.

  ADMINISTRATIVE EXPENSES

       In 1996, the majority of the increase in administrative expenses was attributable to bad debts and insurance expenses. The percentage of administrative expenses to sales increased from 6.2% to 7.0%. The percentage declined in 1997 to 6.7%; even though administrative expenses increased, primarily, as a result of higher executive and management compensation which increased with substantially higher production, shipments and earnings in accordance with various incentive arrangements. Other expenses such as insurance and professional fees increased, but were offset by a reduction in bad debts. In 1998, the percentage of administrative expenses to sales remained the same at 6.7%; however, administrative expenses increased substantially. Executive and management compensation increased with the improved shipments and earnings. Other expenses such as insurance, office utilities and repairs, and selling expenses increased, while bad debts and professional expenses declined. Administrative expenses also included a charge of $733,067 for the abandonment of assets. Without this charge, administrative expenses as a percentage of sales would have been 6.4% of sales.

  INTEREST EXPENSE

       In 1996, interest expense declined due to lower interest rates, higher interest income of $711,274 and increased capitalized interest of $438,346, in spite of higher average borrowings. Interest expense increased in 1997, as higher interest rates, reduced interest income of $702,333 and lower capitalized interest of $54,668 more than offset lower average borrowings. In 1998, interest expense declined 49% as a result of lower average borrowings and increased interest income of $1,214,017, while capitalized interest declined to $53,722 and interest rates were virtually unchanged.

  PROFIT SHARING EXPENSE AND INCOME TAXES

       Contributions to various profit sharing plans are determined as a proportion of earnings before income taxes and should normally increase and decrease with earnings.
       In 1996 and 1997, income tax expense as a percentage of pretax income was relatively constant. The effective rate declined in 1998 due, primarily, to substantial Virginia recycling tax credits.

FINANCIAL CONDITION, LIQUIDITY
AND CAPITAL RESOURCES

       At October 31, 1998, working capital was $74,917,878. Cash, investments and accounts receivable of $70,309,722 were more than adequate to pay current liabilities of $30,490,039. Cash flows from operating activities were $34,571,627 in 1998. Repurchases of the Company's common stock, commitments for the purchase of property, plant and equipment of $6,239,602, and 1999 maturities of long-term debt of $4,250,000 will affect future liquidity and working capital; however, cash flows from operations should provide adequate working capital to fund these items. The pending merger with Steel of West
  Virginia, if approved, will affect liquidity and capital resources as borrowings will increase substantially.
       Long-term debt decreased $4,250,000 during the year. Our revolving credit facility of $30,000,000 was unused at year end and provides additional liquidity and capital resources. The ratio of debt to equity was only .58 to 1
  - down from .66 to 1 last year. The percentage of long-term debt to total capital decreased from 21.1% to 16.9%. The revolver, working capital and conservative debt levels have provided the capital resources necessary to maintain our competitive position and ensure future growth.

       Since 1997, the Company has been diligently involved in converting our computer hardware and software to be Year 2000 compliant. It has been assigned the highest priority within our information systems area utilizing all internal personnel available. External resources have been added to assist in the task and continue ongoing projects. We have identified the systems in our manufacturing facilities and offices that may be affected and established a completion goal of December 31, 1998. Conversion of a number of systems has been completed on schedule. To ensure compliance by third-party software vendors, we are requesting in writing from our vendors confirmation of their Year 2000 compliance. We have also purchased analytical tools to check not only our computers for compliance, but also loaded software. The Company has sent compliance questionnaires to its major suppliers to assess their readiness and our needs to seek alternate suppliers. We have not totally assessed the risks of Year 2000 issues, nor have we developed any contingency plans. We plan to utilize all of 1999 for such matters and testing our conversions. The estimated costs of Year 2000 issues are approximately $300,000 and are not expected to have a material effect on results of operations, liquidity or capital resources.
       Management is of the opinion that adoption of the Clean Air Act Amendments or any other environmental concerns will not have a materially adverse effect on the Company's operations, capital resources or liquidity (see note 7). Additional future capital expenditures are presently estimated to be less than $1,000,000.

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





OFFICERS

Donald G. Smith, 63                     H. James Akers, Jr., 59                 Donald  R. Higgins, 53
Chairman, President, Treasurer          Vice President, Melt Operations         Vice President - Sales
 and Chief Executive Officer            42 years of service                     33 years of service
41 years of service


Frank S. Key, Jr., 74                   Daniel L. Board, 61                     Watson B. King, 59
President, Socar, Inc.                  Vice President, Purchasing              Vice President, Mill Operations
32 years of service                     38 years of service                     37 years of service


James F. Garlow, 62                     Thomas J. Crawford, 43                  John E. Morris, 57
President, John W. Hancock, Jr., Inc.   Vice President Administration           Vice President - Finance
37 years of service                      and Secretary                           and Assistant Treasurer
                                        21 years of service                     27 years of service



BOARD OF DIRECTORS

Frank A. Boxley                         Charles L. Lunsford, II                 Paul E. Torgersen
President,                              Retired Chairman,                       President,
Southwest Construction, Inc.            Charles Lunsford Sons & Associates      Virginia Polytechnic Institute
                                                                                 and State University
George B. Cartledge, Jr.                Thomas L. Robertson
President,                              President and Chief Executive Officer,  John D. Wilson
Grand Home Furnishings                  Carilion Health System                  Retired President,
                                                                                Washington & Lee University
George W. Logan                         Donald G. Smith
Chairman,                               Chairman, President, Treasurer
Valley Financial Corporation             and Chief Executive Officer,
                                        Roanoke Electric Steel Corporation



COMMITTEES OF THE BOARD

Executive:                              Audit:                                  Compensation and Stock Option:
D.G. Smith, Chairman;                   T.L. Robertson, Chairman;               G.B. Cartledge, Jr., Chairman;
T.L. Robertson, P.E. Torgersen,         G.W. Logan, P.E. Torgersen              F.A. Boxley, C.I. Lunsford, II,
G.B. Cartledge, Jr.                                                             J.D. Wilson

                                        Profit Sharing:
                                        C.I. Lunsford, II, Chairman;
                                        D.G. Smith, J.E. Morris



CORPORATE INFORMATION

Annual Meeting                          Transfer Agent                          Stock Listing
The 1999 annual meeting of              Wachovia Bank, N.A.                     Nasdaq National Market; Symbol; RESC
shareholders will be held at            Boston, Massachusetts
10:00 a.m. on Tuesday, February 16,     1-800-633-4236                          Financial Information
1999 at the American Electric                                                   Analysts, investors and others seeking
Power Company Building, 40 Franklin     Written shareholder correspondence      financial information are requested to
Road, S.W., Roanoke, Virginia.          and requests for transfer should be     contact; John E. Morris, Vice President-
                                        sent to:                                Finance or Thomas J. Crawford, Vice
General Counsel                         Wachovia Bank, N.A.                     President Administration and Secretary.
Woods, Rogers & Hazlegrove P.L.C.       c/o Boston EquiServe
Roanoke, Virginia                       P.O. Box 8218                           Copies of the Corporation's Annual Report
                                        Boston, Massachusetts 02266-8218        or Form 10-K may be obtained without
Independent Auditors                                                            charge by writing to Mr. Crawford at the
Deloitte & Touche LLP                   Dividend Reinvestment Plan              address below.
Winston-Salem, North Carolina           Roanoke Electric Steel offers its
                                        shareholders a dividend reinvestment    Corporate Office
                                        plan through its transfer agent.        102 Westside Boulevard
                                        For more information, please contact    P.O. Box 13948
                                        the transfer agent or                   Roanoke, Virginia 24038
                                        Thomas J. Crawford, Vice President      540-342-1831
                                        Administration and Secretary.



                             [LOGO]    ROANOKE ELECTRIC
                                       STEEL CORPORATION

                                       P.O. Box 13948
                                       Roanoke, Virginia 24038-3948
                                       540-342-1831