Form 10-K, Exhibit 13
period 1999-10-31
ROANOKE ELECTRIC STEEL CORP
filed 2000-01-28
CIK 84278

ROANOKE ELECTRIC
                                     STEEL

                               ANNUAL REPORT 1999

1999 Highlights

o  Record net earnings of $22,647,918

o  Record earnings per share of $2.05

o  Record sales of $372,962,950

o  Acquired Steel of West Virginia, Inc.

o Ranked #1 for the second consecutive year in overall customer satisfaction by Jacobson & Associates

o  Fabricating subsidiaries' earnings increased 29.6%

o  Record working capital of $116,624,568

o  Record cash flows from operations of $45,362,933

o  Record total assets of $352,129,222

o  Record stockholders' equity of $136,541,541

o  17.7% return on average equity

o  Cash dividend increased 5.3%

o $6,395,815 returned to shareholders in dividends and repurchases of stock

                         (Full page photo appears here)

To Our Shareholders

1999 Results and Highlights

         Fiscal year 1999 was the best year in the history of our Company. In addition to achieving record earnings, sales and earnings per share, a major highlight of the year was the acquisition of Steel of West Virginia, Inc. ("SWVA"), a producer of steel beams, channels and special sections. Other impressive accomplishments in 1999 are discussed throughout this report.

         Earnings increased for the third consecutive year to a record $22,647,918, an increase of 13.9% over 1998 earnings of $19,875,409 and 12.0%
higher than our previous record earnings of $20,228,902 in 1995. Earnings per share were a record $2.05 ($2.03 diluted) - up 14.5% from the $1.79 ($1.77 diluted) earned in 1998. We also attained record sales of $372,962,950, a 26.3% increase over last year's sales of $295,203,974.

         Business conditions continued strong within the construction industry throughout the year, and selling prices for fabricated products increased, while raw material costs declined. As a result, our fabricating subsidiaries' earnings improved 29.6% in 1999, the fifth consecutive year they contributed substantially to consolidated earnings. Our 1999 financial results included the operations of SWVA from December 16, 1998, and the inclusion of their revenues in the consolidated financial statements accounted for most of the increased sales. SWVA contributed $.21 of the increased earnings per share after taking into account interest costs and amortization of the premium paid for the acquisition. Gross profits as a percentage of sales improved better than one-half percent, further enhancing earnings as product mix was comprised of fewer billet shipments, which carry lower margins. In addition, our 1999 earnings included a $1.8 million ($.08 per share) partial settlement from a number of our graphite electrode suppliers for antitrust violations.


Earnings Per Share
(Dollars)

(A bar graph appears here with the following plot points.)

1992      1993      1994      1995      1996      1997      1998      1999
 .22       .40       .73       1.68      1.30      1.50      1.79      2.05

         We are extremely proud to be ranked # 1, again, in overall customer satisfaction in the Jacobson & Associates Mini-mill Customer Satisfaction Report. To achieve this lofty rank, we were rated first in quality, service and price among mini-mill producers. To be selected at the top two years in a row is a special tribute to the conscientious manner in which our employees perform their duties, for which we are most grateful.

SWVA Acquisition

         The acquisition was completed on December 16, 1998 at a cost of approximately $117.1 million, including the assumption of approximately $52.3 million of indebtedness. Funding was provided by a syndicate of four banks and was comprised of a $150,000,000 seven-year term loan and a $30,000,000 five-year revolver, both secured. The term loan was used to purchase all of the outstanding capital stock of SWVA and refinance the existing term debt of both the Company and SWVA. The excess cost of the investment over the fair value of the net assets acquired was approximately $16 million.

         This acquisition provides an excellent growth opportunity for our Company. In 1998, SWVA spent $35 million to increase its rolling mill capacity significantly, prompting billet requirements that far exceed its melting capabilities. This provides a captive outlet for a good portion of our excess billet capacity and makes us less dependent on selling our billets in the open market. SWVA's range of products broadens our product mix, allowing us to better serve our customers. Their increased production capacity will allow the combined companies to further expand product ranges and penetrate new markets. Our Company now has melting capacity of 900,000 tons, rolling mill capacity of 700,000 tons and over 1,800 employees.

Financial Position

         Our financial condition changed dramatically during the year. With the consolidation of SWVA, total assets were $352,129,222, working capital reached $116,624,568 and operations provided cash flows of

Sales
($Millions)

(A bar graph appears here with the following plot points.)

1992      1993      1994      1995      1996      1997      1998      1999
146       167       216       260       246       265       295       373

$45,362,933 - all new highs. At October 31, 1999, the current ratio was 3.0 to 1, and the quick ratio was 1.8 to 1. Both ratios were lower than last year, but remained at very sound levels. Stockholders' equity improved to $136,541,541 - another record. Our capital structure consisted of much more debt than last year after financing the SWVA purchase. Long-term debt as a percentage of total capitalization increased to 47.6% from 16.9% last year, but has improved from the 52.5% reported at the end of the first quarter. After subtracting from long-term debt, cash and investments totalling $45,059,836 at year end, net long-term debt as a percentage of total capitalization was 36.6% - much nearer our desired level of 30%. We have managed the higher debt well, which was attractively priced at below 7% by our banks. Cash flows have been more than adequate to service the debt, and our interest earned coverage ratio was better than 6 to 1. Our ability to remain competitive has not been jeopardized, and we are still positioned well for future growth. Our $30,000,000 revolving credit facility was unused at year end.

Shareholder Value

         In its continuing efforts to add shareholder value, your Company increased the regular cash dividend rate by 5.3% and repurchased 126,000 shares of its common stock during the year. The dividend increase brings the annual dividend rate to 40 cents, and the yield at year end was 2.5%. Since early 1995, our dividend rate has grown 87.5%, and, in October 1999, the Board declared the 164th (41 years) consecutive quarterly cash dividend in the amount of 10 cents per share, payable November 24, 1999. Cash dividends paid to shareholders in 1999 amounted to $4,309,065, and our shareholders received an additional $2,086,750 for the repurchase of their shares. In the last four years, we have returned $14,630,317 to shareholders with the repurchase of 933,200 company shares. The retirement of these

Total Assets
($Millions)

(A bar graph appears here with the following plot points.)

1992      1993      1994      1995      1996      1997      1998      1999
126       131       140       158       167       177       189       352
shares has been instrumental in the record earnings per share the past few years, and there remains 566,000 shares authorized for repurchase. In addition to the dividend yield, our share price advanced 10.3% during the year, providing a respectable return.

Positioned For Growth

         The prospects for continued growth are encouraging. We look for increased business as we utilize the increased rolling mill capacity at SWVA to produce new products and explore new markets. New stacking and bundling equipment is now operational at our Roanoke mill, and we expect improved productivity in fiscal year 2000. Backlogs for most product classes are at high levels, and the majority of our markets are strong. We expect our fabricating subsidiaries to continue their strong contributions to earnings well into the new year. Rising prices for merchant bar products should neutralize higher scrap steel costs and maintain margins and earnings. The early indications point to another solid performance in 2000.

         As always, we wish to recognize our dedicated employees and loyal customers for their role in another record year. We thank our shareholders for their support and confidence as we strive to build value in the future.

                            Sincerely,


                            /s/ Donald G. Smith
                            Donald G. Smith
                            Chairman of the Board and Chief Executive Officer

Cash Provided By Operations
($Millions)

(A bar graph appears here with the following plot points.)

1992      1993      1994      1995      1996      1997      1998      1999
5.9       9.6       14.4      19.7      17.2      28.7      34.6      45.4

Roanoke Electric Steel Corporation


         The Parent company operates a state-of-the-art steel mini-mill located in Roanoke, Virginia.

         This facility melts scrap steel in electric arc furnaces and continuously casts the molten steel into billets, which are hot rolled into merchant steel products consisting of angles, plain rounds, flats, channels and reinforcing bars of various lengths, sizes and grades.

         Excess billet production is mostly sold to rolling mills without melting facilities.

         The merchant bar products are distributed directly to steel service centers, steel fabricators and original equipment manufacturers from orders solicited by a paid sales staff.


(Three photos appear on the right side of this page)

                         (Full page photo appears here)

         The Parent serves approximately 300 customers, who operate 450 locations, in 22 states east of the Mississippi River.

         Steel service centers serve the metal supply needs of more than 300,000 manufacturers and fabricators nationwide and comprise better than 50% of the Parent's customer base.

         The Parent has 550 employees including the home office staff.

         Five subsidiaries featured throughout this report are either a supplier to the Parent or a purchaser of its products and have proven very instrumental in the success of Roanoke Electric Steel Corporation.

(Two photos appear on the right side of this page)

                         (Full page photo appears here)

Steel of West Virginia, Inc.


         Like the Parent, this subsidiary is a steel mini-mill operating in Huntington, West Virginia, and produces specialty steel sections that complement the Parent's range of products.

         A steel fabricating subsidiary, Marshall Steel, Inc., is located in Memphis, Tennessee.

         Unlike most mini-mills, additional finishing operations on the products (such as cutting to length, hole-punching, shot-blasting, welding and coating) are performed at both facilities to create custom-finished products that are placed directly into customers' assembly operations.

         SWVA is the primary supplier of steel sections to Marshall.

                         (Full page photo appears here)

         The specialty steel sections and custom-finished products are sold to niche markets and include cross-members and sub-frame sections used in the construction of truck trailers, mast sections and hanger bars for industrial lift trucks, guardrail posts, and light rails and related accessories for the mining industries.

         SWVA also produces sections used in manufactured housing, automotive lifts, transit systems, containers, bridges, rack systems and merchant sections.

         These products are sold to approximately 200 customers by senior management and in-house sales representatives whose sales efforts cover all of the continental United States and certain foreign markets, although foreign exports constitute a very small percentage of total sales.

         A total of 585 people are employed at the two locations.

(Four photos appear on the right side of this page)

                         (Full page photo appears here)

Shredded Products Corporation

         This subsidiary operates two scrap yards, located in Rocky Mount and Montvale, Virginia, and extracts scrap steel and other metals from junked automobiles and other waste materials.

         During the year, these operations processed 115,000 automobile bodies and delivered 150,000 tons of ferrous scrap steel to the Parent for melting in its electric furnaces.

         The advantages of securing such large amounts of scrap from our own facility, versus buying in the open market, significantly reduces the Parent's cost of producing billets and greatly enhances earnings.

         Nonferrous metals (such as copper, aluminum and chrome) generated in the process are sold to unrelated customers, generally, at high prices.

         Total employment is 60 workers.


(Photo appears with the following caption.)
Rocky Mount, Virginia

(Photo appears with the following caption.)
Montvale, Virginia

(Three more photos appear on the right side of this page)

                         (Full page photo appears here)

John W. Hancock, Jr., Inc.

         This subsidiary, located in Salem, Virginia, fabricates steel joists by cutting, bending, welding and painting angles and plain rounds supplied by the Parent.

         Joists are open-web steel horizontal supports for floors and roofs, used primarily in the construction of commercial and industrial buildings such as shopping centers, factories, warehouses, hospitals, schools, office buildings, nursing homes and the like. Joists are lighter and less expensive than structural steel or reinforced concrete.

         Hancock also acquires channels, angles and flats from the Parent to fabricate structural storage rack systems. Its main markets are the Middle Atlantic and Northeastern states in addition to Ohio, Indiana, North Carolina and South Carolina.

         The joists are distributed to over 200 customers pursuant to successful bids on contracts submitted by manufacturers' representatives and structural steel fabricators.

         Hancock has 315 employees and used 58,000 tons of the Parent's products during the year.

(Four photos appear on the right side of this page)

                         (Full page photo appears here)

Socar, Inc.

         Socar is a steel fabrication subsidiary with facilities in Florence, South Carolina and Continental, Ohio.

         Like the Hancock subsidiary, this operation uses angles and plain rounds supplied by the Parent to fabricate steel joists for the construction industry.

         Ninety percent of the South Carolina facility's markets are in the states of South Carolina, North Carolina, Georgia, Florida and Tennessee. The Ohio facility's markets extend to Ohio, Indiana, Michigan, Wisconsin, Pennsylvania and Illinois. Both locations serve over 200 customers upon successfully bidding on jobs solicited by their salesmen and manufacturers' representatives.

         The South Carolina location has 175 employees, and the Ohio operation employs 95. During the year, the Parent supplied 37,000 tons of Socar's raw material requirements.


(Photo appears with the following caption.)
Florence, South Carolina

(Photo appears with the following caption.)
Continental, Ohio

(Two photos appear on the right side of this page)

                         (Full page photo appears here)

RESCO Steel Products Corporation

         This subsidiary, located in Salem, Virginia, fabricates concrete reinforcing bars by cutting and bending rebars to specifications provided by engineers, architects and contractors.

         The fabricated rebars are used primarily in the construction of commercial and industrial buildings, bridges, roadways and public works and utilities projects.

         The company serves the needs of 20 to 30 major contractors and over 100 other customers. About 90% of its contracts are in the Virginia and North Carolina markets, and the contracts are obtained by successful job bidding.

         The company has a sales office in North Carolina and total employment of 40 people.

         The annual requirement for the supply of reinforcing bars from the Parent is 20,000 to 25,000 tons.

(Three photos appear on the right side of this page)

                         (Full page photo appears here)

SELECTED FINANCIAL DATA



Year Ended October 31,                                  1999           1998             1997            1996            1995
--------------------------------------------------------------------------------------------------------------------------------
OPERATIONS
     Sales                                          $372,962,950    $295,203,974    $265,108,639    $246,286,652    $259,968,524
     Gross earnings                                   75,445,544      57,720,265      51,728,996      47,914,269      56,097,685
     Interest expense-net                              6,964,578         830,743       1,627,380       1,538,191       2,053,643
     Income taxes                                     14,261,230      11,568,066      10,206,340       9,305,808      13,035,243
     Net earnings                                     22,647,918      19,875,409      16,883,068      15,414,834      20,228,902
--------------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
     Working capital                                $116,624,568    $ 74,917,878    $ 68,028,793    $ 59,630,189    $ 45,483,760
     Total assets                                    352,129,222     189,210,889     176,860,219     167,015,901     157,774,658
     Long-term debt                                  123,910,558      24,291,667      28,541,667      35,291,666      16,979,166
     Stockholders' equity                            136,541,541     119,447,888     106,436,269      94,433,091      90,062,598
--------------------------------------------------------------------------------------------------------------------------------
SELECTED RATIOS
     Gross profit margin                                   20.2%           19.6%           19.5%           19.5%           21.6%
     Operating income margin                                6.1%            6.7%            6.4%            6.3%            7.8%
     Effective tax rate                                    38.6%           36.8%           37.7%           37.6%           39.2%
     Current ratio                                          3.0             3.5             3.5             3.5             2.2
     Quick ratio                                            1.8             2.3             2.0             2.0             1.3
     Funded debt as a percentage of total capital          50.4%           19.3%           23.6%           29.5%           26.1%
     Return on average stockholders' equity                17.7%           17.6%           16.8%           16.7%           24.9%
--------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
     Net earnings:
       Basic                                         $      2.05    $       1.79    $       1.50     $      1.30     $      1.68
       Diluted                                              2.03            1.77            1.49            1.30            1.67
     Cash dividends                                         0.39            0.37            0.33            0.30            0.25
     Stockholders' equity                                  12.38           10.78            9.49            8.35            7.44
--------------------------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE COMMON
   SHARES OUTSTANDING                                 11,065,531      11,132,910      11,230,794      11,815,323      12,068,308


PER SHARE INFORMATION HAS BEEN ADJUSTED FOR A THREE-FOR-TWO STOCK SPLIT EFFECTIVE MARCH 25, 1998.


                                 CAPITALIZATION
                                  ($MILLIONS)

(Bar chart appears here with the following plot points.)


                            1995           1996            1997           1998           1999
STOCKHOLDERS' EQUITY     $90,062,598    $94,433,091    $106,436,269   $119,447,888   $136,541,541
LONG-TERM DEBT           $16,979,166    $35,291,666    $ 28,541,667   $ 24,294,667   $123,910,558

                              CAPITAL EXPENDITURES
                                AND DEPRECIATION
                                  ($MILLIONS)

(Bar chart appears here with the following plot points.)


                            1995           1996            1997           1998           1999
Capital Expenditures     $11,654,366    $18,194,216    $7,532,580     $12,339,553    $13,070,524
Depreciation             $ 7,863,154    $ 8,366,012    $9,456,201     $9,216,133     $14,627,553

                                Working Capital
                                  ($Millions)

(Bar chart appears here with the following plot points.)


   1995           1996            1997           1998           1999
$45,486,760    $59,630,189    $68,028,793    $74,917,878    $116,624,568

                                    Earnings
                                  ($Millions)

(Bar chart appears here with the following plot points.)


   1995           1996            1997           1998           1999
$20,228,902    $15,414,834    $16,883,068    $19,875,409    $22,647,918

                              Stockholders' Equity
                                  ($Millions)

(Bar chart appears here with the following plot points.)


   1995           1996            1997           1998           1999
$90,062,598    $94,433,091    $106,436,269   $119,447,888   $136,541,541

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF EARNINGS

                                                       Year Ended October 31,
                                           ----------------------------------------------
                                                1999            1998            1997
                                           -------------    -------------   -------------
SALES ..................................   $ 372,962,950    $ 295,203,974   $ 265,108,639
COST OF SALES ..........................     297,517,406      237,483,709     213,379,643
                                           -------------    -------------   -------------
GROSS EARNINGS .........................      75,445,544       57,720,265      51,728,996
                                           -------------    -------------   -------------
OTHER OPERATING EXPENSES (INCOME)
Administrative .........................      25,543,472       19,771,970      17,873,967
Interest, net ..........................       6,964,578          830,743       1,627,380
Profit sharing .........................       7,887,891        5,674,077       5,138,241
Antitrust litigation settlement ........      (1,859,545)            --              --
                                           -------------    -------------   -------------
   Total ...............................      38,536,396       26,276,790      24,639,588
                                           -------------    -------------   -------------

EARNINGS BEFORE INCOME TAXES ...........      36,909,148       31,443,475      27,089,408
INCOME TAX EXPENSE .....................      14,261,230       11,568,066      10,206,340
                                           -------------    -------------   -------------
NET EARNINGS ...........................   $  22,647,918    $  19,875,409   $  16,883,068
                                           =============    =============   =============

NET EARNINGS PER SHARE OF COMMON STOCK
Basic ..................................   $        2.05    $        1.79   $        1.50
                                           =============    =============   =============
Diluted ................................   $        2.03    $        1.77   $        1.49
                                           =============    =============   =============
CASH DIVIDENDS PER SHARE OF COMMON STOCK   $       0.390    $       0.372   $       0.333
                                           =============    =============   =============


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                       Capital in                               Treasury Stock
                                                Common Stock            Excess of                                  (At Cost)
                                          --------------------------     Stated          Retained        --------------------------
                                            Shares          Amount        Value          Earnings         Shares         Amount
                                          ---------    -------------   ------------    -------------     ---------   -------------
BALANCE, NOVEMBER 1, 1996 ..........       8,994,140    $   1,916,796  $   9,349,429    $  92,097,683     1,452,943   $   8,930,817
     Repurchase of common stock ....            --               --             --               --         103,000       1,572,778
     Stock options exercised .......          35,950          432,383           --               --            --              --
     Net earnings ..................            --               --             --         16,883,068          --              --
     Cash dividends ................            --               --             --         (3,739,495)         --              --
                                       -------------    -------------  -------------    -------------  ------------   -------------

BALANCE, OCTOBER 31, 1997 ..........       9,030,090        2,349,179      9,349,429      105,241,256     1,555,943      10,503,595
     Repurchase of common stock ....            --               --             --               --          90,000       2,387,703
     Stock options exercised .......          56,750          508,949           --               --            --              --
     Three-for-two stock split .....       4,516,120             --             --               --         822,971            --
     Cash paid in lieu of fractional
         shares on stock split .....            (158)            --             --             (2,976)         --              --
     Retirement of treasury stock ..      (1,195,800)            --       (9,349,429)      (2,724,001)   (1,195,800)    (12,073,430)
     Repurchase and retirement of
         common stock ..............         (58,000)            --             --           (847,137)         --              --
     Net earnings ..................            --               --             --         19,875,409          --              --
     Cash dividends ................            --               --             --         (4,134,923)         --              --
                                       -------------    -------------  -------------    -------------  ------------   -------------

BALANCE, OCTOBER 31, 1998 ..........      12,349,002        2,858,128           --        117,407,628     1,273,114         817,868
     Repurchase and retirement of
         common stock ..............        (126,000)            --             --         (2,086,750)         --              --
     Stock options exercised .......          75,900          841,550           --               --            --              --
     Net earnings ..................            --               --             --         22,647,918          --              --
     Cash dividends ................            --               --             --         (4,309,065)         --              --
                                       -------------    -------------  -------------    -------------  ------------   -------------
BALANCE, OCTOBER 31, 1999 ..........      12,298,902    $   3,699,678  $        --      $ 133,659,731     1,273,114   $     817,868
                                       =============    =============  =============    =============  ============   =============


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED BALANCE SHEETS

                                                                      October 31,
                                                               ---------------------------
                                                                     1999           1998
                                                               ------------   ------------
ASSETS
CURRENT ASSETS
     Cash and cash equivalents ...............................   $ 33,286,934   $ 16,167,025
     Investments .............................................     11,772,902     11,727,636
     Accounts receivable, net of allowances of
       $2,000,327 in 1999 and $816,085 in 1998 ...............     57,692,504     42,415,061
     Inventories .............................................     63,574,029     31,902,900
     Prepaid expenses ........................................      1,476,561      1,586,357
     Deferred income taxes ...................................      6,214,314      1,608,938
                                                                 ------------   ------------
     Total current assets ....................................    174,017,244    105,407,917
                                                                 ------------   ------------
PROPERTY, PLANT AND EQUIPMENT
     Land ....................................................      8,077,943      4,264,165
     Buildings ...............................................     40,816,558     19,621,407
     Other property and equipment ............................    189,012,488    123,615,952
     Assets under construction ...............................      2,135,854      4,656,746
                                                                 ------------   ------------
     Total ...................................................    240,042,843    152,158,270
     Less-accumulated depreciation ...........................     78,530,036     68,522,086
                                                                 ------------   ------------
     Property, plant and equipment, net ......................    161,512,807     83,636,184
                                                                 ------------   ------------
     Goodwill ................................................     15,488,343           --
                                                                 ------------   ------------
OTHER ASSETS .................................................      1,110,828        166,788
                                                                 ------------   ------------
TOTAL ........................................................   $352,129,222   $189,210,889
                                                                 ============   ============
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
     Current portion of long-term debt .......................   $ 15,034,131   $  4,250,000
     Accounts payable ........................................     22,821,864     15,273,850
     Dividends payable .......................................      1,102,579      1,052,210
     Employees' taxes withheld ...............................        530,139        358,851
     Accrued profit sharing contribution .....................      6,353,611      5,335,822
     Accrued wages and expenses ..............................     11,138,478      2,959,367
     Accrued income taxes ....................................        411,874      1,259,939
                                                                 ------------   ------------
     Total current liabilities ...............................     57,392,676     30,490,039
                                                                 ------------   ------------
LONG-TERM DEBT
     Notes payable ...........................................    138,944,689     28,541,667
     Less-current portion ....................................     15,034,131      4,250,000
                                                                 ------------   ------------
     Long-term debt ..........................................    123,910,558     24,291,667
                                                                 ------------   ------------
DEFERRED INCOME TAXES ........................................     30,902,712     13,687,507
                                                                 ------------   ------------
     OTHER LIABILITIES .......................................      3,381,735      1,293,788
                                                                 ------------   ------------
COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 7)

STOCKHOLDERS' EQUITY
     Common stock-no par value-authorized 20,000,000 shares,
       issued 12,298,902 shares in 1999 and 12,349,002 in 1998      3,699,678      2,858,128
     Retained earnings .......................................    133,659,731    117,407,628
                                                                 ------------   ------------
     Total ...................................................    137,359,409    120,265,756
     Less-treasury stock, 1,273,114 shares at cost ...........        817,868        817,868
                                                                 ------------   ------------
     Total stockholders' equity ..............................    136,541,541    119,447,888
                                                                 ------------   ------------
TOTAL ........................................................   $352,129,222   $189,210,889
                                                                 ============   ============

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                         Year Ended October 31,
                                                                           -----------------------------------------------
                                                                                 1999             1998            1997
                                                                           -------------    -------------    -------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings ............................................................   $  22,647,918    $  19,875,409    $  16,883,068
Adjustments to reconcile net earnings to net
  cash provided by operating activities:
   Deferred compensation liability ......................................         360,571             --               --
     Postretirement liabilities .........................................         320,449          302,979          247,970
     Depreciation and amortization ......................................      15,467,973        9,266,547        9,482,836
     (Gain) loss on sale of investments and property, plant and equipment         178,950          721,509           (1,659)
     Deferred income taxes ..............................................         633,808         (256,660)         780,071
     Changes in assets and liabilities which provided
       (used) cash, exclusive of changes shown separately ...............       5,753,264        4,661,843        1,268,717
                                                                            -------------    -------------    -------------
Net cash provided by operating activities ...............................      45,362,933       34,571,627       28,661,003
                                                                            -------------    -------------    -------------
CASH FLOWS FROM INVESTING ACTIVITIES
     Expenditures for property, plant and equipment .....................     (13,070,524)     (12,339,553)      (7,532,580)
     Proceeds from sale of property, plant and equipment ................         315,533           55,395           17,299
     Purchases of investments ...........................................     (11,102,204)     (18,427,761)      (6,085,692)
     Proceeds from sales of investments .................................      11,020,550       14,495,999        4,309,012
       Acquisition of Steel of West Virginia, Inc. ......................     (67,921,073)            --               --
       Other ............................................................        (235,286)            --               --
                                                                            -------------    -------------    -------------
Net cash used in investing activities ...................................     (80,993,004)     (16,215,920)      (9,291,961)
                                                                            -------------    -------------    -------------
CASH FLOWS FROM FINANCING ACTIVITIES
     Cash dividends .....................................................      (4,309,065)      (4,134,923)      (3,739,495)
     Cash paid for fractional shares on stock split .....................            --             (2,976)            --
     Increase in dividends payable ......................................          50,369           80,571           66,695
     Proceeds from exercise of common stock options .....................         841,550          508,949          432,383
     Payment of long-term debt ..........................................     (92,432,331)      (4,250,000)      (6,749,999)
     Proceeds from long-term debt .......................................     150,000,000             --               --
     Repurchase of common stock .........................................      (2,086,750)      (3,234,840)      (1,572,778)
     Loan costs .........................................................        (513,793)            --               --
     Interest rate reverse swap settlement from lender ..................       1,200,000             --               --
                                                                            -------------    -------------    -------------
Net cash provided by (used in) financing activities .....................      52,749,980      (11,033,219)     (11,563,194)
                                                                            -------------    -------------    -------------
NET INCREASE IN CASH AND CASH EQUIVALENTS ...............................      17,119,909        7,322,488        7,805,848
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR ............................      16,167,025        8,844,537        1,038,689
                                                                            -------------    -------------    -------------
CASH AND CASH EQUIVALENTS, END OF YEAR ..................................   $  33,286,934    $  16,167,025    $   8,844,537
                                                                            =============    =============    =============
CHANGES IN ASSETS AND LIABILITIES WHICH PROVIDED
  (USED) CASH, EXCLUSIVE OF CHANGES SHOWN SEPARATELY
     (Increase) decrease in accounts receivable .........................   $    (246,304)   $  (3,628,759)   $   1,693,496
     (Increase) decrease in inventories .................................       3,418,636        4,911,517       (2,499,518)
     (Increase) decrease in prepaid expenses ............................         491,283          313,981       (1,249,325)
     Increase (decrease) in accounts payable ............................      (1,539,897)       2,222,976        2,073,364
     Increase (decrease) in employees' taxes withheld ...................        (305,801)         207,766         (133,381)
     Increase (decrease) in accrued profit sharing contribution .........         774,359          425,379          998,486
     Increase (decrease) in accrued wages and expenses ..................       1,228,462           21,302          192,906
     Increase (decrease) in accrued income taxes ........................       1,932,526          187,681          192,689
                                                                            -------------    -------------    -------------
Total ...................................................................   $   5,753,264    $   4,661,843    $   1,268,717
                                                                            =============    =============    =============

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(NOTE 1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of Roanoke Electric Steel Corporation and its wholly-owned subsidiaries, Shredded Products Corporation, John W. Hancock, Jr., Inc., Socar, Inc., RESCO Steel Products Corporation, Roanoke Technical Treatment & Services, Inc. and Steel of West Virginia, Inc. (the "Company"). All significant intercompany accounts and transactions have been eliminated. Steel of West Virginia, Inc. was acquired in December 1998 (see Note 14). The Company operates in a single business segment.

INVENTORIES - Inventories of the Company, with the exception of John W. Hancock, Jr., Inc., are generally valued at cost on a first-in, first-out ("FIFO") method or market, if lower. A major portion of the inventories of John W. Hancock, Jr., Inc. is valued on a last-in, first-out ("LIFO") method. LIFO cost is not in excess of replacement or current cost.

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

INCOME TAXES - The Company applies the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". Under SFAS No. 109, deferred income taxes are provided by the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the future tax consequences of temporary differences between tax bases and financial reporting bases of other assets and liabilities.

CASH AND CASH EQUIVALENTS - The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

INVESTMENTS - Investments consist primarily of debt securities which mature between 1999 and 2028. The Company complies with SFAS No.115, "Accounting for Certain Investments in Debt and Equity Securities". In accordance with the provisions of SFAS No. 115, management has classified its entire debt securities portfolio as "available for sale". Under SFAS No. 115, "available for sale" securities are reported at fair value with unrealized gains and losses reported as other comprehensive income. These investments are carried on the balance sheets at fair value, which approximates amortized cost. Accordingly, there were no adjustments to equity at October 31, 1999, 1998 and 1997.

REVENUE RECOGNITION - Revenues from sales are recognized when products are shipped to customers, except for fabrication products which are recognized by the percentage-of-completion method in accordance with industry practice. Sales to an unaffiliated customer amounted to 13% and 12% of consolidated sales for 1998 and 1997, respectively.

GOODWILL - The excess of cost over fair value of net assets of acquired subsidiary is amortized using the straight-line method over the estimated benefit period of 20 years. At October 31, 1999, accumulated amortization is $708,617. The carrying value of goodwill is periodically reviewed based upon an assessment of operations of the acquired entity. Management is not aware of any facts or circumstances indicating that the carrying value of goodwill has been impaired.

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

FAIR VALUE OF FINANCIAL INSTRUMENTS - At October 31, 1999, the fair value of the Company's cash and cash equivalents, accounts receivable, investments and long-term debt approximated amounts recorded in the accompanying consolidated financial statements (see Notes 1 and 6).

STOCK OPTIONS - SFAS No. 123, "Accounting for Stock-Based Compensation", adopts a "fair value based method" of accounting for employee stock option plans or similar stock-based compensation plans. Under the fair value based method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service or vesting period. The statement does allow entities to continue to measure compensation using the "intrinsic value based method" of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", provided that they make pro forma disclosures on net earnings and earnings per common share as if the fair value based method of accounting had been applied. The Company has elected to continue to follow APB No. 25.

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

COMPREHENSIVE INCOME - In June 1997, SFAS No. 130, "Comprehensive Income", was issued, establishing standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The Company adopted SFAS No. 130 in the first quarter of fiscal year 1999, but comprehensive income, and its required disclosure, is the same as that shown in the consolidated statements of earnings.

SEGMENT INFORMATION - In June 1997, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", was issued, establishing standards for the way public enterprises report information about operating segments in annual financial statements. The Company adopted SFAS No. 131 at the close of fiscal year 1999 (see Note 17).

DERIVATIVE INSTRUMENTS - In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", was issued, establishing standards for accounting and reporting derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. The Company will be required to adopt SFAS No. 133 in the first quarter of fiscal year 2001 and is in the process of evaluating what impact SFAS No. 133 will have on its consolidated financial statements.

(Note 2) Inventories

If the FIFO method of valuing inventories had been used by John W. Hancock, Jr., Inc., consolidated inventories would have been $1,250,303 greater in 1999 and $1,699,417 greater in 1998.

Inventories include the following major classifications:

                                  October 31,
                    ---------------------------------------
                        1999          1998          1997
                    -----------   -----------   -----------
Scrap steel ....... $ 5,090,322   $ 4,876,856   $ 7,579,552
Melt supplies .....   3,520,825     2,408,961     2,212,939
Billets ...........  14,477,006     3,499,907     5,960,432
Mill supplies .....   4,274,660     3,176,619     3,484,688
Work-in-process ...   4,234,402          --            --
Finished steel ....  31,976,814    17,940,557    17,576,806
                    -----------   -----------   -----------
Total inventories.. $63,574,029   $31,902,900   $36,814,417
                    ===========   ===========   ===========

(Note 3) Properties and Depreciation

Depreciation expense for the years ended October 31, 1999, 1998 and 1997 amounted to $14,627,553, $9,216,133 and $9,456,201, respectively. Generally, the rates of depreciation range from 3.3% to 20% for buildings and improvements and 5% to 33% for machinery and equipment. Property additions in 1999, 1998 and 1997 included $193,052, $53,722, and $54,668 of interest capitalized, respectively.

During the year ended October 31, 1998, the Company recorded a $733,067 loss on assets abandoned at its Salem, Virginia plant. This loss was included in the statement of earnings in administrative expenses.

(Note 4) Short-Term Debt

On December 15, 1998, the Company replaced its existing credit facility with a new syndicated loan facility, part of which provides a five-year $30,000,000 revolver, as explained in Note 6. There also exists a $5,000,000 line of credit to be used to cover overdrafts in a demand deposit account. These lines of credit were unused at October 31, 1999 and 1998.

(Note 5) Income Taxes

The Company files a consolidated federal income tax return. The federal income tax returns through October 31, 1990 have been examined by the Internal Revenue Service with all issues settled.

The following is a reconciliation of income tax expense per consolidated statements of earnings to that computed by using the federal statutory tax rate of 35% for 1999, 1998 and 1997:


                                                                Year Ended October 31,
                                                       -------------------------------------------
                                                           1999           1998            1997
                                                       ------------   ------------    ------------
Federal tax at the statutory rate ..................   $ 12,918,202   $ 11,005,216    $  9,481,293
Increase (decrease) in taxes resulting from:
     State income taxes, net of federal tax benefit.      1,174,198        776,339         874,960
     Other items, net ..............................        168,830       (213,489)       (149,913)
                                                       ------------   ------------    ------------
Income taxes per consolidated statements of earnings   $ 14,261,230   $ 11,568,066    $ 10,206,340
                                                       ============   ============    ============

The components of income tax expense are as follows:


                                                     Year Ended October 31,
                                           -------------------------------------------
                                               1999           1998           1997
                                           ------------   ------------    ------------
Current income taxes:
     Federal ...........................   $ 12,016,060   $ 10,589,161    $  8,156,471
     State .............................      1,611,362      1,235,565       1,269,798
                                           ------------   ------------    ------------
Total current income taxes .............     13,627,422     11,824,726       9,426,269
                                           ------------   ------------    ------------
Deferred income taxes (benefit):
     Federal ...........................        438,712       (215,462)        703,776
     State .............................        195,096        (41,198)         76,295
                                           ------------   ------------    ------------
Total deferred income taxes (benefit) ..        633,808       (256,660)        780,071
                                           ------------   ------------    ------------
Total income taxes .....................   $ 14,261,230   $ 11,568,066    $ 10,206,340
                                           ============   ============    ============

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. As of October 31, 1999, 1998 and 1997, the Company had total deferred tax liabilities of $30,902,712, $13,687,507 and $13,547,110, respectively, and deferred tax assets of $6,214,314, $1,608,938 and $1,211,881, respectively. At October 31, 1999, deferred tax liabilities result from excess tax depreciation, purchase price accounting differences and change in inventory method of $27,693,846, $1,972,341 and $1,236,525, respectively, and deferred tax assets result from self-insurance, reserves not currently deductible, uniform capitalization and other accrued expenses not currently deductible of $1,417,008, $1,048,833, $975,444 and $2,773,029,
respectively. At October 31, 1998, deferred tax liabilities result exclusively from excess tax depreciation of $13,687,507, and deferred tax assets result from reserves not currently deductible of $792,089 and other accrued expenses not currently deductible of $816,849. There were no valuation allowances.


(Note 6) Long-Term Debt
Long-term debt consisted of the following:


                                                                                          October 31,
                                                                                   ---------------------------
                                                                                       1999           1998
                                                                                   ------------   ------------
Syndicated term loan, unsecured, payable in quarterly installments of
$750,000. Interest payable quarterly at the LIBOR
rate of 5.69% plus .60%. Due February 21, 2006  ................................           --     $ 22,500,000

Term loan, unsecured, payable in monthly installments of $104,167,
plus interest at 6.44%. Due September 1, 2003  .................................           --        6,041,667

Syndicated term loan, secured by equipment, payable in quarterly installments of
$3,750,000. Interest payable quarterly at the LIBOR
rate of 6.08% plus 1.05%. Due January 3, 2006  .................................   $138,750,000           --

Other notes payable ............................................................        194,689           --

Revolving credit agreement .....................................................           --             --
                                                                                   ------------   ------------
Total ..........................................................................    138,944,689     28,541,667
Less-current portion ...........................................................     15,034,131      4,250,000
                                                                                   ------------   ------------
Long-term debt .................................................................   $123,910,558   $ 24,291,667
                                                                                   ============   ============

In December 1998, the Company entered into a $30,000,000 revolving credit agreement with a group of banks that extends through December 15, 2003. Under the revolving credit agreement, interest is payable at October 31, 1999 and 1998, at the LIBOR rates of 6.08% plus .40% and 5.69% plus .30%, respectively. The agreement requires the Company to pay a facility fee at an annual rate of
 .25% and .125% for 1999 and 1998, respectively.

The Company does not use derivatives for trading purposes. Interest rate swaps, a form of derivative, are used to manage interest costs. On June 25, 1999, the Company did a reverse swap, converting $40,000,000 of term debt to a variable interest rate from a fixed rate. A fee of $1,300,000 was received and is being recorded in income ratably over the 6 1/2 years remaining to maturity of the term loan. Currently, the Company maintains an interest rate swap agreement resulting in a fixed rate of 6.61% on the notional amount of $99,750,000 through January 3, 2006. The difference between fixed rate and floating rate interest is recognized as an adjustment to interest expense in the period incurred. The $40,000,000 of variable rate term debt is subject to the risk of fluctuations in short-term interest rates; however, cash and investments at October 31, 1999 provided a hedge against rising interest rates. The fair value of the current swap is estimated based on current settlement prices and was approximately $3,200,000, in favor of the Company at October 31, 1999.

Under the loan agreements, the Company must maintain consolidated current assets of not less than 1.5 times consolidated current liabilities and maintain consolidated funded debt of not greater than .55 times consolidated total capitalization.

In addition, consolidated funded debt cannot be greater than 3 times consolidated EBITDA, and the ratio of EBITDA to the sum of current maturities of long-term debt and consolidated interest expense must equal at least 1.5. The Company was in compliance with the loan agreements as of October 31, 1999 and 1998.

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of the year end fair value of significant financial instruments, including long-term debt. The Company's carrying value of long-term debt approximates fair value. The fair value of the 1999 swap agreement is mentioned above.

Annual aggregate long-term debt maturities are approximately $15,000,000 for each of the next five years.

(NOTE 7) COMMITMENTS AND CONTINGENT LIABILITIES

At October 31, 1999, the Company was committed for $8,538,812 for purchases of equipment and production facilities.

The Company is not involved in any legal proceedings or environmental matters outside the ordinary course of business. In the opinion of management, amounts accrued for potential awards or assessments in connection with these matters at this time are adequate, and the outcome of such environmental and legal concerns currently pending will not have a material effect on the Company's consolidated financial position, results of operations, or cash flows. The Company reassesses these matters as new facts and cases are brought to management's attention.

(NOTE 8) COMMON STOCK AND EARNINGS PER SHARE

Outstanding common stock consists of 560,000 shares, issued prior to October 31, 1967, at no stated value; 750,656 shares issued subsequent to October 31, 1967, at a stated value of $.50 per share; 1,310,656 shares issued in 1981 at no stated value; 1,310,656 shares, less the equivalent of 42 fractional shares, issued in 1986 at no stated value; 1,965,963 shares, less the equivalent of 151 fractional shares, issued in 1988 at no stated value; 800 shares issued in 1989 at no stated value; 3,000 shares issued in 1992 at no stated value; 1,200 shares issued in 1993 at no stated value; 44,000 shares issued in 1994 at no stated value; 3,023,804 shares, less the equivalent of 152 fractional shares, issued in 1995 at no stated value; 23,750 shares issued in 1996 at no stated value; 35,950 shares issued in 1997 at no stated value; 4,572,870 shares, less the equivalent of 158 fractional shares, issued in 1998 at no stated value, less 1,253,800 treasury (repurchased) shares retired during 1998 and 75,900 shares issued in 1999 at no stated value, less 126,000 treasury (repurchased) shares retired during 1999. During the years ended October 31, 1986 and October 31, 1996, the Company increased authorized common stock from 4,000,000 shares to 10,000,000 shares, and from 10,000,000 shares to 20,000,000 shares, respectively. The Company retired in 1998 and 1999 all of its treasury stock applicable to the shares acquired through its common stock repurchase plans.

In February 1997, SFAS No. 128, "Earnings per Share", was issued, changing the method of calculating earnings per share.SFAS No. 128 requires the presentation of "basic" earnings per share and "diluted" earnings per share on the face of the statement of earnings. Basic earnings per share is computed by dividing the net income available to common stockholders by the weighted average shares of outstanding common stock. The calculation of diluted earnings per share is similar to basic earnings per share except that the denominator includes dilutive common stock equivalents such as stock options and warrants. Basic earnings per share have been computed based on the weighted average number of shares outstanding of 11,065,531 for 1999, 11,132,910 for 1998 and 11,230,794
for 1997. The average number of shares outstanding were weighted after giving effect to both stock options exercised and repurchased common stock during 1999, 1998 and 1997 and to a three-for-two stock split effective March 25, 1998. Diluted earnings per share have been computed based on the weighted average number of shares outstanding (including outstanding and exercisable stock options) of 11,134,118 for 1999, 11,248,029 for 1998 and 11,300,634 for 1997.

(NOTE 9) PROFIT SHARING PLANS

The Company, including Shredded Products Corporation, RESCO Steel Products Corporation, Socar, Inc. and Steel of West Virginia, Inc. ("SWVA"), has qualified profit sharing plans which cover substantially all employees. John W. Hancock, Jr., Inc. has an unqualified plan. Socar, Inc.'s annual contribution is discretionary while the other plans', except SWVA, annual contribution cannot exceed 20% of their combined earnings before income taxes. SWVA's annual contribution cannot exceed 17% of its pretax profit for bargaining unit employees, with comparable amounts contributed ratably to the nonbargaining group. Total contributions of all Companies shall not exceed the maximum amount deductible for such year under the Internal Revenue Code and amounted to $7,887,891 for 1999, $5,674,077 for 1998 and $5,138,241 for 1997.

(NOTE 10) INTEREST EXPENSE

Interest expense is stated net of interest income of $1,923,754 in 1999, $1,214,017 in 1998 and $702,333 in 1997.

(NOTE 11) STOCK OPTIONS

Under a nonqualified stock option plan approved by the stockholders in 1989, the Company may issue 112,500 shares of unissued common stock to employees of the Company each plan year. Under a non-statutory stock option plan approved by the Board in 1997, the Company may issue 25,000 shares of unissued common stock to directors of the Company over the life of the plan. Options for 112,500 shares were granted for 1999, 84,000 shares for 1998, 82,000 shares for 1997, 75,000 shares for 1996, 41,500 shares for 1995, 36,000 shares for 1992 and 32,500 shares for 1990. Three-for-two stock splits in 1998 and 1995 increased these grants an additional 117,275 and 32,300 shares, respectively. These options are exercisable for a term of 5 years for employees and 10 years for directors from the date of grant, and a summary follows:


                                        Weighted Average
                                         Exercise Price
                                           Per Share         Shares
                                       ----------------    ---------

Balance, November 1, 1996 ............   $    7.05           123,400
Granted ..............................        9.06            82,000
Exercised ............................        7.41           (35,950)
Expired or terminated ................        6.61           (16,750)
                                                            --------
Balance, October 31, 1997 ............        8.23           152,700
Granted ..............................       15.16            84,000
Stock split ..........................       10.73           117,275
Exercised ............................        7.52           (56,750)
Expired or terminated ................        --                --
                                                            --------
Balance, October 31, 1998 ............       11.31           297,225
Granted ..............................       13.77           112,500
Exercised ............................        9.43           (75,900)
Expired or terminated ................        --                --
                                                            --------
Balance, October 31, 1999 ............       12.57           333,825
                                                            ========
Shares available for grant at year end                          None
                                                            ========

The Company applies APB No. 25 and related Interpretations in accounting for the nonqualified stock option plans. Accordingly, compensation cost of $272,813, $295,313 and $177,188 for the years ended October 31, 1999, 1998 and 1997, respectively, was recognized for the difference between the exercise price and the fair value of the stock price at the grant date. Had compensation cost been determined based on the fair value at the grant dates consistent with the method of SFAS No.123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                           Year Ended October 31,
                                  ------------------------------------------
                                      1999          1998           1997
                                  -----------   -----------   --------------
Net earnings:
As reported ...................   $22,647,918   $19,875,409   $   16,883,068
                                  ===========   ===========   ==============
Pro forma .....................   $22,422,339   $19,573,253   $   16,761,234
                                  ===========   ===========   ==============
Basic net earnings per share:
As reported ...................   $      2.05   $      1.79   $         1.50
                                  ===========   ===========   ==============
Pro forma .....................   $      2.03   $      1.76   $         1.49
                                  ===========   ===========   ==============
Diluted net earnings per share:
As reported ...................   $      2.03   $      1.77   $         1.49
                                  ===========   ===========   ==============
Pro forma .....................   $      2.01   $      1.74   $         1.48
                                  ===========   ===========   ==============

The fair value of options granted during the years ended October 31, 1999, 1998 and 1997 was $7.22, $7.64 and $3.90, respectively. The following table summarizes information about stock options outstanding and exercisable at October 31, 1999:

                           Number         Remaining
                      Outstanding and   Contractual Life
    Exercise Prices     Exercisable        in Years
    ---------------    --------------   --------------

       $  6.04              14,400             .25
          7.93              27,000            1.33
          8.93              54,625            2.33
         10.50              10,000            7.33
         13.71             103,000            4.21
         14.56               7,500            9.79
         14.88             103,800            3.25
         17.50              13,500            8.25
                        ----------
                           333,825
                        ==========

The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1999, 1998 and 1997, respectively: dividend yield of 2.42%, 2.18% and 2.90%; expected volatility of 47.81%, 47.25% and 37.33%;
risk-free interest rates of 5.93%, 4.23% and 5.71%; and an expected life of 5 years.

(NOTE 12) HEALTH BENEFITS AND POSTRETIREMENT COSTS

The Company currently provides certain health care benefits for terminated employees who have completed 10 years of continuous service after age 45, and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", requires the Company to accrue the estimated cost of such benefit payments during the years the employee provides services. The Company previously expensed the cost of these benefits as claims were incurred. SFAS No. 106 allows recognition of the cumulative effect of the liability in the year of adoption or the amortization of the obligation over a period of up to 20 years. The Company has elected to recognize this obligation of approximately $1,381,000 over a period of 20 years. Cash flows are not affected by implementation of SFAS No.106, but implementation decreased net earnings from continuing operations for 1999, 1998 and 1997 by approximately $199,447, $188,695 and $154,400, respectively.

The Company's postretirement benefit plan is not funded. The accrued postretirement benefit cost recognized in the balance sheets at October 31 is as follows:

                                                                            1999           1998           1997
                                                                         -----------    -----------    -----------
Accumulated postretirement benefit obligation:
Retirees .............................................................   $   408,619    $   474,388    $   402,724
Fully eligible plan participants .....................................       909,362        793,117        672,238
Other active plan participants .......................................     1,086,801      1,018,324        727,720
                                                                         -----------    -----------    -----------
Accumulated postretirement benefit obligation ........................     2,404,782      2,285,829      1,802,682
Unrecognized net actuarial gains .....................................       176,455         43,959        293,127
Unrecognized transition obligation ...................................      (967,000)    (1,036,000)    (1,105,000)
                                                                         -----------    -----------    -----------
Accrued postretirement benefit cost ..................................   $ 1,614,237    $ 1,293,788    $   990,809
                                                                         ===========    ===========    ===========
Net postretirement benefit cost consisted of the following components:
Service cost .........................................................   $   213,950    $   194,393    $   164,689
Interest cost on accumulated postretirement benefit obligation .......       136,741        144,940        124,877
Net amortization .....................................................        69,000         69,000         54,108
                                                                         -----------    -----------    -----------
Net postretirement benefit cost ......................................   $   419,691    $   408,333    $   343,674
                                                                         ===========    ===========    ===========

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 9% for 1998, decreasing linearly each successive year until it reaches 5.16% in 2006, after which it remains constant. A one-percentage-point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation by approximately $164,000 and the net postretirement benefit cost by approximately $37,000. The assumed discount rate used in determining the accumulated postretirement benefit obligation was 6.5% and 7.25% for the years ended October 31, 1999 and 1998, respectively.

(NOTE 13) UNAUDITED QUARTERLY FINANCIAL DATA

Summarized unaudited quarterly financial data for 1999 follows:

                                                            Three Months Ended
                                      --------------------------------------------------------------------
                                         January 31        April 30         July 31          October 31
                                      ----------------   ------------   ----------------   ---------------
Sales .................               $     73,403,567   $101,338,801   $     95,879,063   $   102,341,519
                                      ================   ============   ================   ===============
Gross earnings ........               $     14,968,442   $ 20,802,604   $     18,723,318   $    20,951,180
                                      ================   ============   ================   ===============
Net earnings ..........               $      3,860,114   $  5,771,685   $      5,847,830   $     7,168,289
                                      ================   ============   ================   ===============
Net earnings per share:
   Basic ..............               $            .35   $        .52   $            .53   $           .65
                                      ================   ============   ================   ===============
   Diluted ............               $            .35   $        .52   $            .52   $           .65
                                      ================   ============   ================   ===============

Summarized unaudited quarterly financial data for 1998 follows:

                                                             Three Months Ended
                                      ------------------------------------------------------------------
                                         January 31        April 30         July 31         October 31
                                      ----------------   -----------   ----------------   --------------
Sales .................               $     71,603,735   $73,778,930   $     73,119,315   $   76,701,994
                                      ================   ===========   ================   ==============
Gross earnings ........               $     12,907,751   $13,394,849   $     14,182,084   $   17,235,581
                                      ================   ===========   ================   ==============
Net earnings ..........               $      4,250,992   $ 4,038,995   $      4,509,449   $    7,075,973
                                      ================   ===========   ================   ==============
Net earnings per share:
   Basic ..............               $            .38   $       .36   $            .41   $          .64
                                      ================   ===========   ================   ==============
   Diluted ............               $            .38   $       .36   $            .40   $          .63
                                      ================   ===========   ================   ==============

(NOTE 14) ACQUISITION

On December 16, 1998, the Company acquired all of the outstanding common shares of Steel of West Virginia, Inc. ("SWVA"), a Huntington, West Virginia steel manufacturer, upon completion of its cash tender offer. The consideration given was approximately $117.1 million, including the assumption of approximately $52.3 million of indebtedness, which translates into $10.75 net per SWVA share, for approximately 6,028,000 shares on a fully-diluted basis. Upon merger, SWVA became a wholly-owned subsidiary of Roanoke Electric Steel Corporation, and each share of SWVA common stock not purchased in the offer (approximately 3.6% of SWVA's outstanding shares) was converted, subject to appraisal rights, into the right to receive $10.75 in cash, without interest. Funding for the acquisition was provided by a syndicate of four banks, including First Union National Bank, Agent. SWVA operates a mini-mill in Huntington, West Virginia, and steel fabrication facilities in Huntington and Memphis, Tennessee, while custom designing and manufacturing special steel products principally for use in the construction of truck trailers, industrial lift trucks, off-highway construction equipment (such as bulldozers and graders), manufactured housing, guardrail posts and mining equipment. The acquisition has been accounted for as a purchase. Accordingly, the results of operations and cash flows are reflected in the consolidated financial statements from the date of acquisition, and the acquired assets and liabilities are included in the accompanying 1999 consolidated balance sheet at values based on a purchase price allocation, rendered through appraisals and other evaluations. The purchase price allocation is summarized below:

                                               December 16, 1998
                                               -----------------
Accounts and other receivables ...............   $ 17,811,730
Inventories ..................................     35,089,765
Prepaid expenses and other current assets ....      1,848,853
Property, plant and equipment ................     79,914,154
Goodwill .....................................     16,196,961
Other assets .................................        304,356
Accounts and other payables ..................     (9,596,233)
Accrued expenses and other current liabilities     (7,194,079)
Long-term debt ...............................    (52,804,120)
Other liabilities ............................    (13,650,314)
                                                 ------------
Net purchase price ...........................   $ 67,921,073
                                                 ============

Unaudited pro forma consolidated results of operations for the years ended October 31, 1999 and 1998, assuming the SWVA acquisition had occurred at the beginning of each period, are as follows:

                                       (Unaudited)
                                  Year Ended October 31,
                              ------------------------------
                                  1999            1998
                              ------------   ---------------
Sales .................       $385,122,061   $   417,799,000
                              ============   ===============
Net earnings ..........       $ 21,427,126   $    18,872,000
                              ============   ===============
Net earnings per share:
Basic .................       $       1.94   $          1.70
                              ============   ===============
Diluted ...............       $       1.92   $          1.68
                              ============   ===============

The pro forma consolidated results of operations include adjustments to give effect to amortization of goodwill, interest expense on acquisition debt and certain other adjustments, together with related income tax effects. The unaudited pro forma information is not necessarily indicative of the results of operations that would have occurred had the purchase been made at the beginning of the periods presented or the future results of the combined operations.

(NOTE 15) SUPPLEMENTAL CASH FLOW INFORMATION


                                                   Year Ended October 31,
                                       ----------------------------------------------
Cash paid during the period for:            1999             1998           1997
                                       -------------    -------------   -------------
Interest (net of amount capitalized)   $   8,279,679    $   2,088,508   $   2,368,369
                                       =============    =============   =============
Income taxes .......................   $  11,694,896    $  11,637,045   $   9,233,580
                                       =============    =============   =============
Detail of acquisition:
Fair value of assets acquired ......   $ 151,165,819
Liabilities assumed ................     (83,244,746)
                                       -------------
Net cash paid for acquisition ......   $  67,921,073
                                       =============

(NOTE 16) DEFERRED COMPENSATION PLAN

The Company maintains a nonqualified deferred compensation plan (the "Executive Deferred Compensation Plan"). The purpose of the Executive Deferred Compensation Plan is to provide to certain eligible employees of the Company the opportunity to: (1) defer elements of their compensation (including any investment income thereon) which might not otherwise be deferrable under the current plans; and
(2) receive the benefit of additions to their deferral comparable to those obtainable under the current plans in the absence of certain restrictions and limitations in the Code. Amounts deferred are paid into a trust owned by the Company and are included in other assets. The Company's liability and trust asset under the Executive Deferred Compensation Plan as of October 31, 1999 was $360,571.

(NOTE 17) ENTERPRISE-WIDE INFORMATION

The Company's business consists of one industry segment, which is the extracting of scrap metal from discarded automobiles and the manufacturing, fabricating and marketing of merchant steel bar products, reinforcing bars, open-web steel joists and billets. The industry segment consists of three classes of products - merchant steel products, fabricated bar joists and reinforcing bars and billets.

                                        Financial Information Relating
                                            to Classes of Products
                                   ------------------------------------------
                                       1999           1998           1997
                                   ------------   ------------   ------------
Sales to unaffiliated customers:
Merchant steel .................   $205,420,966   $116,226,463   $113,588,649
Bar joists and rebar ...........    125,854,046    121,000,869    115,017,371
Billets ........................     41,687,938     57,976,642     36,502,619
                                   ------------   ------------   ------------
Total consolidated sales .......   $372,962,950   $295,203,974   $265,108,639
                                   ============   ============   ============

Information relating to geographic areas indicates that significantly all of the consolidated sales are domestic, as foreign revenues are not material.

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of Roanoke Electric Steel
Corporation:

We have audited the accompanying consolidated balance sheets of Roanoke Electric Steel Corporation and its wholly-owned subsidiaries as of October 31, 1999 and 1998, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended October 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Roanoke Electric Steel Corporation and its wholly-owned subsidiaries at October 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1999 in conformity with generally accepted accounting principles.

                                             /s/ Deloitte & Touche LLP
                                             Winston-Salem, North Carolina
                                             November 19, 1999

STOCK ACTIVITY

The Common Stock of Roanoke Electric Steel Corporation is traded nationally over the counter on Nasdaq National Market using the symbol RESC. At year end, there were approximately 740 shareholders of record.


                                 1999                  1998
                             Stock Prices           Stock Prices                                 Cash Dividends
--------------------------------------------------------------------    ---------------------------------------
                            High     Low         High         Low                                 1999     1998
--------------------------------------------------------------------    ---------------------------------------
First Quarter              16 3/4   13 1/8      17 53/64    12 53/64    First Quarter            $.095    $.087
Second Quarter             15 1/4   10 3/4      21 11/64    15 53/64    Second Quarter            .095     .095
Third Quarter              17 3/4   13 7/16     22 1/2      16 3/16     Third Quarter             .100     .095
Fourth Quarter             17 1/2   15 3/8      17 3/4      10 1/8      Fourth Quarter            .100     .095

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
SALES
     In 1997, the 7.6% increase in sales was attributable to increased shipments of bar products and billets, together with improved selling prices for bar products. Sales were negatively affected by lower selling prices for fabricated products and billets, while shipments of fabricated products were flat. Bar products shipments and selling prices increased as competition eased and order levels, backlogs and prices improved with demand. Billet shipments increased as a result of increased production, which hampered shipments in 1996, and improved domestic demand, while billet selling prices declined due to lower scrap prices, which normally trigger changes in billet prices. Competitive conditions in the commercial construction industry caused the lower selling prices for fabricated products; even though, market conditions continued to be favorable.

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

         On December 16, 1998, the company acquired 100% of the capital stock of Steel of West Virginia, Inc. ("SWVA"), a steel manufacturer, and 1999 results reflect the operations of SWVA from the date of acquisition. The 1998 financial statements have not been restated to include SWVA because the acquisition was treated as a purchase for accounting purposes. Consequently, the 26.3% increase in 1999 sales was due, primarily, to the inclusion of SWVA's revenues in consolidated sales. Higher selling prices for fabricated products also had a favorable impact on sales. However, sales were negatively affected by significant declines in selling prices for both merchant bar products and billets, together with reductions in tons shipped of bar products, fabricated products and billets, with the latter down substantially. Increased competition from foreign and domestic producers prompted industry-wide list price reductions for bar products at the beginning of the year, and prices have not fully recovered. Excess inventories at steel service centers and a shortage of transportation equipment contributed to the slight reduction in tons shipped of bar products as bar markets were generally good throughout the year. A dramatic change in our market for billets brought diminished demand and a 25.6% decline in tons shipped. Billet selling prices declined with sharp reductions in scrap prices. Competitive conditions within the commercial construction industry generally impact selling prices and shipment levels of fabricated products and were relatively favorable during the year as reflected in the higher selling prices. The reduced shipments were caused by minor factors other than competition as business conditions continued strong and backlogs remained high.

COST OF SALES AND GROSS MARGINS

         Cost of sales increased in 1997, primarily, as a result of the increased tons shipped of bar products and billets. In 1998, cost of sales increased due to the improved billet and fabricated products shipments, even though shipments of bar products declined. Cost of sales increased significantly in 1999 due, principally, to the inclusion of SWVA's costs in the consolidated statements, in spite of the decreased shipments for all products classes, and the drop in the cost of scrap steel, our main raw material.

         Gross earnings as a percentage of sales were flat in 1997, in spite of higher selling prices for bar products, lower scrap costs and increased production. These were offset by lower selling prices for fabricated products and billets and, more importantly, by a higher percentage of billet shipments in the total mix which carry lower margins. In 1998, gross earnings as a percentage of sales remained flat, even though selling prices for bar products increased and raw steel production improved by 12%. As in 1997, the increased billet shipments at lower margins negatively impacted margins. Gross earnings as a percentage of sales increased in 1999 from 19.6% to 20.2%, primarily, as a result of the impact of substantially reduced lower- margin billet shipments. In addition, lower scrap prices and higher selling prices for fabricated products were negatively affected by the lower selling prices for bar products and billets and the effects of lower production levels on costs.

         For 1997, the increased shipments of bar products and billets accounted for the improved gross and net earnings. The combination of increased volume at comparable margins were, primarily, responsible for the improved gross and net earnings in 1998. For 1999, the consolidation of SWVA was mainly responsible for the increased gross earnings, together with the improved margins for fabricated products, which provided the improved net earnings after subtracting higher administrative, interest and profit sharing expenses.

ADMINISTRATIVE EXPENSES

         The percentage of administrative expenses to sales declined from 7.0% to 6.7% in 1997; even though administrative expenses increased, primarily, as a result of higher executive and management compensation which increased with substantially higher production, shipments and earnings in accordance with various incentive arrangements. Other expenses such as insurance and professional fees increased, but were offset by a reduction in bad debts. In 1998, the percentage of administrative expenses to sales remained the same at 6.7%; however, administrative expenses increased substantially. Executive and management compensation increased with the improved shipments and earnings. Other expenses such as insurance, office utilities and repairs, and selling expenses increased, while bad debts and professional expenses declined. Administrative expenses also included a charge of $733,067 for the abandonment of assets. Without this charge, administrative expenses as a percentage of sales would have been 6.4% of sales. In 1999, administrative expenses increased due, mostly, to the inclusion of SWVA's expenses in the current consolidated financial statements. Executive and management compensation increased in addition to other expenses such as insurance. Administrative expenses as a percentage of sales increased to 6.8%

INTEREST EXPENSE

         Interest expense increased in 1997, as higher interest rates, reduced interest income of $702,333 and lower capitalized interest of $54,668 more than offset lower average borrowings. In 1998, interest expense declined 49% as a result of lower average borrowings and increased interest income of $1,214,017, while capitalized interest declined to $53,722 and interest rates were virtually unchanged. Interest expense increased significantly in 1999 due to substantially higher borrowings, related to the SWVA acquisition, and slightly higher interest rates; in spite of increased interest income of $1,923,754 and higher capitalized interest of $193,052.

Profit Sharing Expense and Income Taxes

         Contributions to various profit sharing plans are determined as a proportion of earnings before income taxes and should normally increase and decrease with earnings.

         In 1997, income tax expense as a percentage of pretax income was relatively constant with prior years. The effective rate declined in 1998 due, primarily, to substantial Virginia recycling tax credits. In 1999, the effective rate increased as a result of nondeductible amortization of the excess investment in SWVA and higher West Virginia income tax rates.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

         Working capital increased $41,706,690 during the year to $116,624,568 resulting mostly from acquired SWVA working capital. The current ratio of 3.0 to 1 and the quick ratio of 1.8 to 1 were sound indicators of ample liquidity and a healthy financial condition. In addition, cash, cash equivalents and investments increased $17,165,175 during the year to $45,059,836. Due to the new credit facilities in conjunction with the SWVA acquisition, current debt maturities are approximately $15,000,000 annually, which will affect working capital and future liquidity. Our unused $30,000,000 revolving credit facility combined with continued strong earnings and the cash and investments mentioned above should provide the liquidity and capital resources necessary to remain competitive, fund operations and meet required debt retirement.

         At October 31, 1999, there were commitments for the purchase of property, plant and equipment of approximately $8,500,000. These commitments will also affect working capital and future liquidity and will be financed from internally generated funds, the revolving credit facility and existing cash reserves.

During the year, borrowings increased to $138,944,689, and the ratio of debt to equity rose to 1.6 to 1 due to the new borrowings and other debt associated with the SWVA acquisition. The percentage of long-term debt to total capitalization increased from 16.9% to 47.6% at year end. However, net long-term debt, after deducting cash and investments, as a percentage of total capitalization was only 36.6%, much more respectable and nearer our desired level of 30%. With debt comprising a higher percentage of our capital structure, the availability of capital resources could be more limited than in the past.

Since 1997, the Company has been diligently involved in converting our computer hardware and software to be Year 2000 compliant. It has been assigned the highest priority within our information systems area utilizing all internal personnel available. External resources have been added to assist in the task and continue ongoing projects. We have identified the systems in our manufacturing facilities and offices that may be affected and have completed conversion on nearly all systems. We expect to be totally compliant by December
31. To ensure compliance by third-party software vendors, we are requesting in writing from our vendors confirmation of their Year 2000 compliance.

We have also purchased analytical tools to check not only our computers for compliance, but also loaded software. The Company has sent compliance questionnaires to its major suppliers to assess their readiness and our needs to seek alternate suppliers. We have not totally assessed the risks of Year 2000 issues, nor have we developed any contingency plans. We plan to utilize the remainder of 1999 for such matters and testing our conversions. However, like most companies, we cannot totally assess the risk of Year 2000 issues, nor can we develop contingency plans for all unknown events that might take place. The estimated costs of Year 2000 issues are approximately $400,000 and are not expected to have a material effect on results of operations, liquidity or capital resources.

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

OFFICERS

DONALD G. SMITH, 64                      JAMES F. GARLOW, 63                      DONALD R. HIGGINS, 54
Chairman, President, Treasurer           President, John W. Hancock, Jr., Inc.    Vice President - Sales
and Chief Executive Officer              38 years of service                      34 years of service
42 years of service
                                         H. JAMES AKERS, JR., 60                  WATSON B. KING, 60
J. KENNETH CHARLES, III, 46              Vice President, Melt Operations          Vice President, Mill Operations
President, Socar, Inc.                   43 years of service                      38 years of service
22 years of service
                                         DANIEL L. BOARD, 62                      JOHN E. MORRIS, 58
TIMOTHY R. DUKE, 48                      Vice President, Purchasing               Vice President - Finance
President and                            39 years of service                      and Assistant Treasurer
Chief Executive Officer,                                                          28 years of service
Steel of West Virginia, Inc.             THOMAS J. CRAWFORD, 44
12 years of service                      Vice President Administration
                                         and Secretary
                                         22 years of service

BOARD OF DIRECTORS

FRANK A. BOXLEY                          GEORGE W. LOGAN                          DONALD G. SMITH
President,                               Chairman,                                Chairman, President, Treasurer
Southwest Construction, Inc.             Valley Financial Corporation             and Chief Executive Officer,
                                                                                  Roanoke Electric Steel Corporation
GEORGE B. CARTLEDGE, JR.                 CHARLES I. LUNSFORD, II
Chairman,                                Retired Chairman,                        PAUL E. TORGERSEN
Grand Home Furnishings                   Charles Lunsford Sons & Associates       President,
                                                                                  Virginia Polytechnic Institute
TIMOTHY R. DUKE                          THOMAS L. ROBERTSON                      and State University
President and                            President and Chief Executive Officer,
Chief Executive Officer,                 Carilion Health System                   JOHN D. WILSON
Steel of West Virginia, Inc.                                                      Retired President,
                                                                                  Washington & Lee University

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

CORPORATE INFORMATION

ANNUAL MEETING                           TRANSFER AGENT                           STOCK LISTING
The 2000 annual meeting of               EquiServe Trust Company, N.A.            Nasdaq National Market
shareholders will be held at 10:00 a.m.  Boston, Massachusetts                    Symbol: RESC
on Tuesday, February 15, 2000 at the     1-800-633-4236
American Electric Power Company          Written shareholder correspondence       FINANCIAL INFORMATION
Building, 40 Franklin Road, S.W.,        and requests for transfer should be      Analysts, investors and others seeking
Roanoke, Virginia.                       sent to:                                 financial information are requested to
                                         EquiServe Trust Company, N.A.            contact: John E. Morris, Vice President-
GENERAL COUNSEL                          P.O. Box 8218                            Finance or Thomas J. Crawford, Vice
Woods, Rogers & Hazlegrove P.L.C.        Boston, Massachusetts 02266-8218         President Administration and Secretary.
Roanoke, Virginia
                                                                                  Copies of the Corporation's Annual
                                         DIVIDEND REINVESTMENT PLAN               Report or Form 10-K may be obtained
INDEPENDENT AUDITORS                     Roanoke Electric Steel offers its        without charge by writing to Mr.
Deloitte & Touche LLP                    shareholders a dividend reinvestment     Crawford at the address below.
Winston-Salem, North Carolina            plan through its transfer agent.
                                         For more information, please contact     CORPORATE OFFICE
                                         the transfer agent or                    102 Westside Boulevard
                                         Thomas J. Crawford, Vice President       P.O. Box 13948
                                         Administration and Secretary.            Roanoke, Virginia 24038-3948
                                                                                  540-342-1831

ROANOKE ELECTRIC STEEL CORPORATION

     STEEL MINI-MILLS

          PARENT:
               ROANOKE ELECTRIC STEEL CORPORATION
               102 Westside Boulevard NW
               P.O. Box 13948, Roanoke, Virginia 24038-3948
               Telephone: 540-342-1831 Sales: 800-753-3532 Fax: 540-342-6610
               Web site: www.roanokesteel.com  E-mail: sales@roanokesteel.com

          SUBSIDIARY:
               STEEL OF WEST VIRGINIA, INC.
               17th Street & 2nd Avenue
               P.O. Box 2547, Huntington, West Virginia 25726-2547
               Telephone: 304-696-8200 Sales: 800-624-3492 Fax: 304-529-1479
               Web site: www.swvainc.com  E-mail: steel@swainc.com

     STEEL FABRICATORS

          SUBSIDIARIES:

               JOHN W. HANCOCK, JR., INC.
               2535 Duiguids Lane
               P.O. Box 3400, Salem, Virginia 24153
               Telephone: 540-389-0211 Sales: 800-336-5773 Fax: 540-389-0378
               Web site: www.hancockjoist.com  E-mail: jwhmail@hancockjoist.com

               MARSHALL STEEL, INC.
               1555 Harbor Avenue
               P.O. Box 13463, Memphis, Tennessee 38113-0463
               Telephone: 901-946-1124 Fax: 901-946-5676
               Web site: www.swvainc.com  E-mail: marshallsteel@aol.com

               RESCO STEEL PRODUCTS CORPORATION
               438 Kessler Mill Road, Salem, Virginia 24153
               P.O. Box 13948 Roanoke, Virginia 24038-3948
               Telephone: 540-387-0284 Sales: 800-868-0628 Fax: 540-389-4971
               E-mail: rescova.ibm.net

               SOCAR, INC.
               2527 East National Cemetary Road
               P.O. Box 671, Florence, South Carolina 29503
               Telephone: 843-669-5183  Sales: 800-669-5183  Fax: 843-669-0675
               Web site: www.socarinc.com  E-mail: 1lm@socarinc.com

               SOCAR OF OHIO, INC.
               West Rice Street
               P.O. Box 219, Continental, Ohio 45831
               Telephone: 419-596-3100  Fax: 419-596-3120
               Web site: www.socarinc.com  E-mail: socaroh@bright.net

     SCRAP STEEL PROCESSOR

          SUBSIDIARY:

               SHREDDED PRODUCTS CORPORATION
               700 Commerce Road
               Rocky Mount, Virginia 24151
               Telephone: 540-489-7599  Fax: 540-489-8431

               1144 Fluff Road
               P.O. Box 159, Montvale, Virginia 24122
               Telephone: 540-947-2225  Toll free: 877-668-8253
               Fax: 540-947-5173