Form 10-K, Exhibit 13
period 2000-10-31
ROANOKE ELECTRIC STEEL CORP
filed 2001-01-25
CIK 84278

ANNUAL REPORT 2000

                             ROANOKE
                             ELECTRIC
                             STEEL

                            [GRAPHIC]

OUR 45TH YEAR

Roanoke Electric Steel Corporation is one of the nation's oldest, state-of-the-art mini-mills, and Fiscal Year 2000 marked the anniversary of our 45th year in business. Over those years, we have established ourselves as an industry leader in performance and customer satisfaction. We have attained significant growth as a result of capital expenditures and key acquisitions. Today, we have annual melting capacity of 900,000 tons, rolling mill capacity of 700,000 tons, fabrication capacity in excess of 120,000 tons and over 1800 employees performing in 9 plants located in Virginia, South Carolina, Ohio, West Virginia and Tennessee.

2000 Highlights

[ ]   Net earnings of $14,061,449

[ ]   Earnings per share of $1.28

[ ]   Sales of $372,728,108

[ ]   Strong performance by fabricating subsidiaries

[ ]   Working capital of $111,444,079

[ ]   Total assets of $339,678,909

[ ]   Record stockholders' equity of $144,721,829

[ ]   10.0% return on average equity

[ ]   $6,766,838 returned to shareholders in dividends and repurchases of stock

Officers

Donald G. Smith, 65
Chairman, President, Treasurer
and  Chief Executive Officer
43 years of service

J. Kenneth Charles, III, 47
President, Socar, Inc.
23 years of service

Timothy R. Duke, 49
President and Chief Executive Officer,
Steel of West Virginia, Inc.
13 years of service

James F. Garlow, 64
President, John W. Hancock, Jr., Inc.
39 years of service

H. James Akers, Jr., 61
Vice President, Melt Operations
44 years of service

Daniel L. Board, 63
Vice President, Purchasing
40 years of service

Thomas J. Crawford, 45
Vice President Administration
and Secretary
23 years of service

Donald R. Higgins, 55
Vice President-Sales
35 years of service

John E. Morris, 59
Vice President-Finance
and  Assistant Treasurer
29 years of service

Board Of Directors

Frank A. Boxley
President,
Southwest Construction, Inc.

George B. Cartledge, Jr.
Chairman,
Grand Home Furnishings, Inc.

Timothy R. Duke
President and
Chief Executive Officer,
Steel of West Virginia, Inc.

George W. Logan
Chairman,
Valley Financial Corporation

Charles I. Lunsford, II
Retired Chairman,
Charles Lunsford Sons & Associates

Thomas L. Robertson
President and Chief Executive Officer,
Carilion Health System

Donald G. Smith
Chairman, President, Treasurer
and Chief Executive Officer,
Roanoke Electric Steel Corporation

Paul E. Torgersen
Retired President,
Virginia Polytechnic Institute
and State University

John D. Wilson
Retired President,
Washington & Lee University

Committees Of The Board

Executive:
D. G. Smith, Chairman;
T. L. Robertson, P. E. Torgersen,
G. B. Cartledge, Jr.

Audit:
T. L. Robertson, Chairman;
G. W. Logan, P. E. Torgersen

Profit Sharing:
C. I. Lunsford, II, Chairman;
D. G. Smith, J. E. Morris

Compensation and Stock Option:
G. B. Cartledge, Jr., Chairman;
F. A. Boxley, C. I. Lunsford, II,
J. D. Wilson


Corporate Information

Annual Meeting

The 2001 Annual Meeting of Shareholders will be held at 10:00 a.m. on Tuesday, February 20, 2001 at the American Electric Power Company Building, 40 Franklin Road, S. W., Roanoke, Virginia

General Counsel
Woods, Rogers & Hazlegrove P.L.C.
Roanoke, Virginia

Independent Auditors
Deloitte & Touche LLP
Winston-Salem, North Carolina

Transfer Agent
EquiServe Trust Company, N.A.
Boston, Massachusetts
1-800-633-4236

Registered and overnight mail:
EquiServe Trust Company, N.A.
150 Royall Street
Canton, MA 02021

All other correspondence:
EquiServe Trust Company, N.A.
P. O. Box 8218
Boston, MA 02266-8218

Dividend Reinvestment Plan
Roanoke Electric Steel offers its
shareholders a dividend reinvestment
plan through its transfer agent. For more information, please contact the transfer agent or Thomas J. Crawford, Vice
President Administration and Secretary.

Stock Listing
Nasdaq National Market
Symbol: RESC

Financial Information
Analysts, investors and others seeking
financial information are requested to contact:
John E. Morris, Vice President-Finance or
Thomas J. Crawford, Vice President
Administration and Secretary.

Copies of the Corporation's Annual Report or
Form 10-K may be obtained without charge by writing to Mr. Crawford at the address below.

Corporate Office
102 Westside Boulevard
P. O. Box 13948
Roanoke, Virginia 24038-3948
540-342-1831

ROANOKE ELECTRIC STEEL CORPORATION

    Steel Mini-mills

          Parent:

              Roanoke Electric Steel Corporation
              102 Westside Boulevard NW
              P. O. Box 13948
              Roanoke, Virginia 24038-3948
              Telephone: 540-342-1831 Sales: 800-753-3532 Fax: 540-342-6610
              Web site: www.roanokesteel.com E-mail: sales@roanokesteel.com


          Subsidiary:

              Steel of West Virginia, Inc.
              17th Street & 2nd Avenue
              P. O. Box 2547
              Huntington, West Virginia 25726-2547
              Telephone: 304-696-8200   Sales: 800-624-3492   Fax: 304-529-1479
              Web site: www.swvainc.com    E-mail: steel@swvainc.com


    Steel Fabricators

          Subsidiaries:

              John W. Hancock, Jr., Inc.
              2535 Duiguids Lane
              P. O. Box 3400
              Salem, Virginia 24153
              Telephone: 540-389-0211   Sales: 800-336-5773   Fax: 540-389-0378
              Web site: www.hancockjoist.com   E-mail: jwhmail@hancockjoist.com

              Marshall Steel, Inc.
              1555 Harbor Avenue
              P. O. Box 13463
              Memphis, Tennessee 38113-0463
              Telephone:  901-946-1124    Fax:  901-946-5676
              Web site:  www.swvainc.com    E-mail: marshallsteel@aol.com

              RESCO Steel Products Corporation
              438 Kessler Mill Road
              Salem, Virginia 24153
              P. O. Box 13948
              Roanoke, Virginia 24038-3948
              Telephone: 540-387-0284  Sales: 800-868-0628  Fax: 540-389-4971
              E-mail:  jimcarr@rescosteel.com

              Socar, Inc.
              2527 East National Cemetery Road
              P. O. Box 671
              Florence, South Carolina 29503
              Telephone: 843-669-5183   Sales: 800-669-5183   Fax: 843-669-0675
              Web site: www.socarinc.com    E-mail: llm@socarinc.com

              Socar of Ohio, Inc.
              West Rice Street
              P. O. Box 219
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

              1144 Fluff Road
              P. O. Box 159
              Montvale, Virginia 24122
              Telephone: 540-947-2225 Toll free: 877-668-8253  Fax: 540-947-5173

ROANOKE ELECTRIC STEEL CORPORATION

    Roanoke Electric Steel Corporation and its wholly-owned subsidiaries are engaged in the manufacturing, fabricating and marketing of merchant steel products, specialty steel sections, billets, open-web steel joists and reinforcing bars. Each subsidiary is either a supplier to the parent company or a purchaser of its finished product and billets.

    The main plant of Roanoke Electric Steel Corporation is a state-of-the-art steel mini-mill located in Roanoke, Virginia. This facility melts scrap steel in electric furnaces and continuously casts the molten steel into billets. These billets are rolled into merchant steel products consisting of angles, plain rounds, flats, channels and reinforcing bars of various lengths and sizes. Excess steel billet production is sold to mills without melting facilities. Roanoke Electric Steel Corporation markets its products to steel service centers and fabricators in 22 states east of the Mississippi River.

    Like the main plant, Steel of West Virginia, Inc., is a steel mini-mill operating in Huntington, West Virginia. A steel fabricating subsidiary, Marshall Steel, is located in Memphis, Tennessee. These locations produce specialty steel sections and custom-finished products and serve niche markets throughout the continental United States.

    Shredded Products Corporation, a subsidiary with operations in Rocky Mount and Montvale, Virginia, extracts scrap steel and other metals from junked automobiles and other waste materials. These facilities supply the main plant with a substantial amount of its raw materials. Nonferrous metals generated in the process are sold to unrelated customers.

    John W. Hancock, Jr., Inc. and Socar, Inc. are steel fabrication subsidiaries located in Salem, Virginia, Florence, South Carolina and Continental, Ohio. All three operations purchase rounds and angles from the main plant to fabricate long- and short-span open-web steel joists. These joists are used as horizontal supports for floors and roofs in commercial and industrial buildings.

    RESCO Steel Products Corporation, a Salem, Virginia based subsidiary, fabricates concrete reinforcing steel by cutting and bending it to contractor specifications.
                                       1

TO OUR SHAREHOLDERS

2000 Results

    Earnings for the year were $14,061,449 on sales of $372,728,108. Last year's sales and earnings were $372,962,950 and $22,479,179, respectively. Earnings per share were $1.28 ($1.28 diluted), compared to 1999 earnings per share of $2.03 ($2.02 diluted).

    Even though earnings declined from our 1999 record year, our 2000 performance is gratifying when compared to the industry results. During the year, selling prices for merchant bar products and specialty steel sections began a dramatic decline due to increased foreign and domestic competition and a softening in some of our markets. By year end, selling prices were off nearly 20% on bar products and 10% on specialty steel sections. A 20% rise in the average cost of scrap steel, our main raw material, accounted for most of the decline in our gross profit percentage from 20.2% to 16.8%. Our results were also negatively affected by a significant decline in billet shipments.

    Sales for the year were flat, but the current year included Steel of West Virginia's (acquired December 16, 1998) revenues for the entire period, whereas sales for last year included only the portion of SWVA's revenues from the date of acquisition. The reduction in billet shipments also had a significant impact on sales for the year.


                              Capital Expenditures
                                And Depreciation
                                  ($ Millions)


                                     [GRAPH]



    Capital Expenditures                           Depreciation


1995   $11,654,366                                1995   $ 7,863,154
1996   $18,194,216                                1996   $ 8,366,012
1997   $ 7,532,580                                1997   $ 9,456,201
1998   $12,339,553                                1998   $ 9,216,133
1999   $13,070,524                                1999   $14,627,553
2000   $16,315,186                                2000   $16,332,341

    Our fabricating subsidiaries contributed a substantial portion of our earnings for the year, continuing their strong earnings trend of the past several years. The diversification gained by our downstream fabricating subsidiaries has been instrumental in our ability to outperform the industry. The captive business and incremental profits attributable to our affiliates have been advantageous to our financial results.

    We remain encouraged about our acquisition of SWVA. This subsidiary contributed $.08 of our 2000 earnings per share after taking into account interest costs and amortization of the premium paid for the acquisition. In addition, the Parent moved 85,000 tons of excess billet production to SWVA and sold over 25,000 tons of SWVA's products to its customers.

Financial Position

    Overall, our financial condition improved from last year and remained strong. Cash and investments were $27,808,066, and working capital was $111,444,079. Both were lower than last year, but remained at very good levels. The current ratio was 3.2 to 1, and the quick ratio was 1.6 to 1, little changed from last year and very sound. Stockholders' equity improved to a record $144,721,829. Long-term debt as a percentage of total capital declined to 42.9% from 47.5% last year. After subtracting from long-term debt, cash and investments of $27,808,066, net long-term debt as a percentage of total capitalization was 35.9% - much nearer our desired level of 30%. In addition,

                              Stockholders' Equity
                                  ($ Millions)


                                     [GRAPH]


                              Stockholders' Equity

                              1995   $ 91,002,194
                              1996   $ 95,353,468
                              1997   $107,336,437
                              1998   $120,233,217
                              1999   $137,158,131
                              2000   $144,721,829

TO OUR SHAREHOLDERS CONTINUED

the ratio of debt to equity declined from 1.6 to 1.3. Our $30,000,000 revolving credit facility was unused at October 31, 2000. This facility combined with cash flows from operations and the cash and investments mentioned above should provide the liquidity and capital resources necessary to remain competitive, fund operations and future growth and meet required debt retirement.

Shareholder Value

    During the year, your Company continued its dividend policy of $.40 per year and repurchased 155,000 shares of its common stock. Cash dividends paid to shareholders in 2000 amounted to $4,376,150, and our shareholders received an additional $2,390,688 for the repurchase of their shares. In the last five years, we have returned $17,021,005 to shareholders with the repurchase of 1,088,200 company shares, and there remains 411,000 shares authorized for repurchase. In October 2000, the Board of Directors declared the 168th (42 years) consecutive quarterly cash dividend in the amount of 10 cents per share, payable November 24, 2000. At year end, our dividend yield was a respectable 4.0%.Unfortunately, our share price declined 37.5% during the year to 75.3% of book value. We can only take comfort in the fact that this is an industry trend and not an isolated

                                     Sales
                                  ($ Millions)


                                     [GRAPH]



                         Sales

                         1991   $126,977,104
                         1992   $146,036,301
                         1993   $167,294,378
                         1994   $215,809,228
                         1995   $259,968,524
                         1996   $246,286,652
                         1997   $265,108,639
                         1998   $295,203,974
                         1999   $372,962,950
                         2000   $372,728,108
case with respect to the Company. Steel company stocks are simply not in favor, given current market conditions and earnings estimates. However, as history has proven, we are confident share values will rebound in the future.

Looking Forward

    We cannot predict the direction of selling prices near term, but we expect our fabricating subsidiaries to continue to make good contributions to earnings well into the new year. Regardless of future outcomes, we are confident we will be one of the leading performers in the industry. We continue to be encouraged about our future prospects as we realize more of the synergies inherent in the SWVA acquisition. We expect continued development of new products and penetration of new markets as we utilize SWVA's excess production capacity. In addition, we plan major improvements to our melting facilities that will improve operating efficiencies, reduce costs and increase earnings.

    We thank our dedicated employees and our loyal customers for making the year the best possible. We, also, thank our shareholders for their confidence and patience.


                              Sincerely,


                              /s/ Donald G. Smith
                              --------------------
                              Donald G. Smith
                              Chairman of the Board and Chief Executive Officer


                                 Capitalization
                                  ($ Millions)


          Capitalization

          Stockholders' Equity                    Long-Term Debt

          1995   $ 91,002,194                     1995   $ 20,729,166
          1996   $ 95,353,468                     1996   $ 39,541,666
          1997   $107,336,437                     1997   $ 32,791,667
          1998   $120,233,217                     1998   $ 28,541,667
          1999   $137,158,131                     1999   $138,944,689
          2000   $144,721,829                     2000   $123,910,990

STEEL AT WORK

A customer profile



[PHOTO]

[Caption: Caterpillar Inc.
          Peoria, Illinois]


    Caterpillar is the world's #1 maker of earthmoving equipment and a leading supplier of a variety of agricultural, construction, mining and logging machinery. Caterpillar is also the world's #1 maker of engines for trucks, locomotives, boats and electrical generation systems.

    Roanoke Electric Steel, through its subsidiary, Steel of West Virginia, Inc., supplies Caterpillar with main frame sections used in the manufacture of earthmoving equipment.

STEEL AT WORK

A customer profile


{PHOTO]
[Caption: Trinity Industries, Inc.
          Dallas, Texas]


    "Trinity Industries' Highway Safety Products business unit has enjoyed a strong relationship with Steel of West Virginia, Inc. for many years. This partnership allows us to provide responsive and high quality service to our customers and the market we serve."


Mark W. Stiles
Senior Vice President
Trinity Industries,Inc.
and Group President

    The Highway Safety Products business unit of Trinity Industries is a major supplier of guardrail to the nation.

    Through its subsidiary, Steel of West Virginia, Inc., Roanoke Electric Steel supplies Trinity Industries structural beams used as guardrail posts. These posts are driven into the ground and the guardrail attached.

STEEL AT WORK

A customer profile


[PHOTO]
[Caption: Meyer Products
          Cleveland, Ohio]



    Meyer is the world leader in snow plows and snow plow accessories, parts, spreaders and controls. Meyer markets its products through 580 sales and service locations.

    Roanoke Electric Steel supplies Meyer with a wide range of merchant bar products.

STEEL AT WORK
A customer profile


[PHOTO]
[Caption: Wabash National Corporation
          Lafayette, Indiana]


"Steel of West Virginia, Inc. trailer floor crossmembers `carry the load' for Wabash National. Their high quality and customer focus make Steel of West Virginia, Inc. the ideal partner to supply the thousands of crossmembers that Wabash National uses every working day."


Stan Sutton
Vice President, Purchasing
Wabash National


The number one maker of standard and customized truck trailers, Wabash National holds nearly 25% of the nation's trailer market. Wabash markets its products nationwide to trucking companies, fleet operators, leasing companies and railroads.

  Through its Steel of West Virginia, Inc. subsidiary, Roanoke Electric Steel supplies Wabash steel beams used as crossmembers in truck trailer construction.

STEEL AT WORK
A customer profile

[PHOTO]

[Caption: NACCO Industries, Inc.
          Portland, Oregon]

NACCO Materials Handling Group makes Hyster and Yale forklift trucks and controls a sizable share of the U.S. and international industrial truck market.

     Roanoke Electric Steel, through its subsidiary, Steel of West Virginia, Inc., supplies NACCO special sections used in the construction of masts and fork hanger bars.

                                                         SELECTED FINANCIAL DATA

Year Ended October 31,                     2000               1999*               1998*            1997*             1996*
------------------------------------------------------------------------------------------------------------------------------
Operations
    Sales                             $372,728,108        $372,962,950        $295,203,974      $265,108,639      $246,286,652
    Gross earnings                      62,461,062          75,191,805          57,485,426        51,688,787        47,845,050
    Interest expense-net                 7,049,342           6,964,578             830,743         1,627,380         1,538,191
    Income taxes                         8,744,301          14,176,230          11,448,066        10,186,340         9,255,808
    Net earnings                        14,061,449          22,479,179          19,760,570        16,862,859        15,395,615
------------------------------------------------------------------------------------------------------------------------------
Financial  Position
    Working capital                   $111,444,079        $117,241,158        $ 75,703,207      $ 68,928,961      $ 60,550,566
    Total assets                       339,678,909         352,045,812         189,996,218       177,760,387       167,936,278
    Long-term debt                     108,874,521         123,910,558          24,291,667        28,541,667        35,291,666
    Stockholders' equity               144,721,829         137,158,131         120,233,217       107,336,437        95,353,468
------------------------------------------------------------------------------------------------------------------------------
Selected Ratios
    Gross profit margin                       16.8%               20.2%               19.5%             19.5%             19.4%
    Operating income margin                    3.8%                6.0%                6.7%              6.4%              6.3%
    Effective tax rate                        38.3%               38.7%               36.7%             37.7%             37.5%
    Current ratio                              3.2                 3.1                 3.5               3.5               3.5
    Quick ratio                                1.6                 1.8                 2.3               2.0               2.0
    Funded debt as a
     percentage of total
     capital                                  46.1%               50.3%               19.2%             23.4%             29.3%
    Return on average
     stockholders' equity                     10.0%               17.5%               17.4%             16.6%             16.5%
------------------------------------------------------------------------------------------------------------------------------
Per Share Data
    Net earnings:
     Basic                            $       1.28               $2.03        $       1.77      $       1.50      $       1.30
     Diluted                                  1.28                2.02                1.76              1.49              1.30
    Cash dividends                            0.40                0.39                0.37              0.33              0.30
    Stockholders' equity                     13.28               12.44               10.86              9.57              8.43
------------------------------------------------------------------------------------------------------------------------------
Weighted average common
   shares outstanding                   10,952,529          11,065,531          11,132,910        11,230,794        11,815,323

* Restated for change in method of accounting for certain inventories. Per share information has been adjusted for a three-for-two stock split effective March 25, 1998.

[GRAPH]                                    [GRAPH]
Working Capital                            Total Assets
($ Millions)                               ($ Millions)

1995   $ 46,423,356                        1991   $125,344,669
1996   $ 60,550,566                        1992   $126,170,191
1997   $ 68,928,961                        1993   $131,420,969
1998   $ 75,703,207                        1994   $141,454,970
1999   $117,241,158                        1995   $158,714,254
2000   $111,444,079                        1996   $167,936,278
                                           1997   $177,760,387
                                           1998   $189,996,218
                                           1999   $352,045,812
                                           2000   $339,678,909

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements Of Earnings

                                                                     Year Ended October 31,
                                            ---------------------------------------------------------------
                                                2000                      1999 *                   1998 *
                                            ---------------------------------------------------------------
SALES......................                 $372,728,108               $372,962,950            $295,203,974
COST OF SALES..............                  310,267,046                297,771,145             237,718,548
                                            ------------               ------------            ------------
GROSS EARNINGS.............                   62,461,062                 75,191,805              57,485,426
                                            ------------               ------------            ------------
OTHER OPERATING EXPENSES
 (INCOME)
  Administrative...........                   28,681,911                 25,543,472              19,771,970
  Interest, net............                    7,049,342                  6,964,578                 830,743
  Profit sharing...........                    5,093,651                  7,887,891               5,674,077
  Antitrust litigation settlement             (1,169,592)                (1,859,545)                      -
                                            ------------               ------------            ------------
    Total..................                   39,655,312                 38,536,396              26,276,790
                                            ------------               ------------            ------------
EARNINGS BEFORE INCOME TAXES                  22,805,750                 36,655,409              31,208,636
INCOME TAX EXPENSE.........                    8,744,301                 14,176,230              11,448,066
                                            ------------               ------------            ------------
NET EARNINGS...............                 $ 14,061,449               $ 22,479,179            $ 19,760,570
                                            ============               ============            ============
NET EARNINGS PER SHARE OF
 COMMON STOCK
    Basic..................                 $       1.28               $       2.03            $       1.77
                                            ============               ============            ============
    Diluted................                 $       1.28               $       2.02            $       1.76
                                            ============               ============            ============
CASH DIVIDENDS PER SHARE OF COMMON STOCK    $      0.400               $      0.390            $      0.372
                                            ============               ============            ============

Consolidated Statements Of Stockholders' Equity

                                                                        Capital in                           Treasury Stock
                                                Common Stock             Excess of                             (At Cost)
                                          ------------------------       Stated           Retained        ----------------------
                                          Shares            Amount        Value           Earnings        Shares          Amount
                                          ------            ------        -----           --------        ------          ------
BALANCE, NOVEMBER 1, 1997 *              9,030,090      $  2,349,179   $ 9,349,429      $106,141,424    1,555,943     $ 10,503,595
     Repurchase of common stock                  -                 -             -                 -       90,000        2,387,703
     Stock options exercised                56,750           508,949             -                 -            -                -
     Three-for-two stock split           4,516,120                 -             -                 -      822,971                -
     Cash paid in lieu of
       fractional shares
       on stock split......                   (158)                -             -            (2,976)           -                -
     Retirement of
       treasury stock......             (1,195,800)                -    (9,349,429)       (2,724,001)  (1,195,800)     (12,073,430)
     Repurchase and
       retirement of
       common stock........                (58,000)                -             -          (847,137)           -                -
     Net earnings..........                      -                 -             -        19,760,570            -                -
     Cash dividends........                      -                 -             -        (4,134,923)           -                -
                                        ----------      ------------   -----------      ------------    ---------     ------------
BALANCE, OCTOBER 31, 1998 *             12,349,002         2,858,128             -       118,192,957    1,273,114          817,868
     Repurchase and retirement of
       common stock..........             (126,000)                -             -        (2,086,750)           -                -
     Stock options exercised                75,900           841,550             -                 -            -                -
     Net earnings..........                      -                 -             -        22,479,179            -                -
     Cash dividends........                      -                 -             -        (4,309,065)           -                -
                                        ----------      ------------   -----------      ------------    ---------     ------------
BALANCE, OCTOBER 31, 1999 *             12,298,902         3,699,678             -       134,276,321    1,273,114          817,868
     Repurchase and retirement of
       common stock..........             (155,000)                -             -        (2,390,688)           -                -
     Stock options exercised                30,275           269,087             -                 -            -                -
     Net earnings..........                      -                 -             -        14,061,449            -                -
     Cash dividends........                      -                 -             -        (4,376,150)           -                -
                                        ----------      ------------   -----------      ------------    ---------     ------------
BALANCE, OCTOBER 31, 2000..             12,174,177      $  3,968,765   $         -      $141,570,932    1,273,114     $    817,868
                                        ==========      ============   ===========      ============    =========     ============


* Restated for change in method of accounting for certain inventories. See notes to consolidated financial statements.

Consolidated Balance Sheets

                                                         October 31,
                                            ---------------------------------------
                                                2000                       1999 *
                                            ---------------------------------------
ASSETS
CURRENT ASSETS
   Cash and cash
    equivalents............                 $ 15,068,443               $ 33,286,934
   Investments.............                   12,739,623                 11,772,902
   Accounts receivable,
    net of allowances of
     $2,522,930 in 2000
     and $2,700,327 in 1999                   50,017,765                 56,992,504
   Refundable income taxes.                    1,214,045                          -
   Inventories.............                   76,449,212                 64,525,619
   Prepaid expenses........                    1,185,033                  1,476,561
   Deferred income taxes...                    5,600,031                  5,879,314
                                            ------------               ------------
     Total current assets..                  162,274,152                173,933,834
                                            ------------               ------------

PROPERTY, PLANT AND
 EQUIPMENT
   Land....................                    8,077,943                  8,077,943
   Buildings...............                   43,457,981                 40,816,558
   Other property and
    equipment..............                  196,768,095                189,012,488
   Assets under
    construction...........                    4,491,428                  2,135,854
                                            ------------               ------------
     Total.................                  252,795,447                240,042,843
   Less-accumulated
    depreciation...........                   91,322,382                 78,530,036
                                            ------------               ------------
     Property, plant and
     equipment, net........                  161,473,065                161,512,807
                                            ------------               ------------

GOODWILL...................                   14,678,495                 15,488,343
                                            ------------               ------------

OTHER ASSETS...............                    1,253,197                  1,110,828
                                            ------------               ------------

TOTAL......................                 $339,678,909               $352,045,812
                                            ============               ============

LIABILITIES AND
 STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   Current portion of
    long-term debt.........                 $ 15,036,469               $ 15,034,131
   Accounts payable........                   18,546,646                 22,121,864
   Dividends payable.......                    1,090,106                  1,102,579
   Employees' taxes
    withheld...............                      505,409                    530,139
   Accrued profit sharing
    contribution...........                    3,721,201                  6,353,611
   Accrued wages and
    expenses...............                   11,930,242                 11,138,478
   Accrued income taxes....                            -                    411,874
                                            ------------               ------------
     Total current
     liabilities...........                   50,830,073                 56,692,676
                                            ------------               ------------

LONG-TERM DEBT.............                  108,874,521                123,910,558
                                            ------------               ------------

DEFERRED INCOME TAXES......                   31,575,856                 30,902,712
                                            ------------               ------------

OTHER LIABILITIES..........                    3,676,630                  3,381,735
                                            ------------               ------------

COMMITMENTS AND CONTINGENT
 LIABILITIES (NOTE 7)

STOCKHOLDERS' EQUITY
   Common stock-no par
     value-authorized
     20,000,000 shares,
     issued 12,174,177
     shares in 2000 and
     12,298,902 in 1999....                    3,968,765                  3,699,678
   Retained earnings.......                  141,570,932                134,276,321
                                            ------------               ------------
     Total.................                  145,539,697                137,975,999
   Less-treasury stock,
    1,273,114 shares at
    cost...................                      817,868                    817,868
                                            ------------               ------------
     Total stockholders'
     equity................                  144,721,829                137,158,131
                                            ------------               ------------

TOTAL......................                 $339,678,909               $352,045,812
                                            ============               ============

* Restated for change in method of accounting for certain inventories. See notes to consolidated financial statements.

Consolidated Statements Of Cash Flows

                                                                                   Year Ended October 31,
                                                             ------------------------------------------------------------------
                                                                 2000                     1999 *                      1998 *
                                                             ------------------------------------------------------------------
CASH FLOWS FROM OPERATING
 ACTIVITIES
Net earnings...............                                  $ 14,061,449             $ 22,479,179                $ 19,760,570
Adjustments to reconcile
  net earnings to net
  cash provided by
  operating activities:
    Deferred compensation
     liability.............                                       180,982                  360,571                           -
    Postretirement
     liabilities...........                                       313,913                  320,449                     302,979
    Depreciation and
     amortization..........                                    17,048,402               15,367,973                   9,266,547
    Loss on sale of
     investments and
     property, plant and
     equipment.............                                        19,842                  178,950                     721,509
    Deferred income taxes..                                       952,427                  548,808                    (376,660)
    Changes in assets and
     liabilities which
     provided (used) cash, exclusive of
     changes shown separately                                 (11,723,839)               6,007,003                   4,896,682
                                                             ------------             ------------                ------------
Net cash provided by operating activities                      20,853,176               45,262,933                  34,571,627
                                                             ------------             ------------                ------------

CASH FLOWS FROM INVESTING
 ACTIVITIES
 Expenditures for property, plant and equipment               (16,315,186)             (13,070,524)                (12,339,553)
 Proceeds from sale of
  property, plant and
  equipment................                                         9,144                  315,533                      55,395
 Purchases of investments..                                    (7,645,800)             (11,102,204)                (18,427,761)
 Proceeds from sales of
  investments..............                                     6,639,866               11,020,550                  14,495,999
 Acquisition of Steel of
  West Virginia, Inc.......                                             -              (67,921,073)                          -
 Other.....................                                      (215,768)                (235,286)                          -
                                                             ------------             ------------                ------------
Net cash used in investing
 activities................                                   (17,527,744)             (80,993,004)                (16,215,920)
                                                             ------------             ------------                ------------

CASH FLOWS FROM FINANCING
 ACTIVITIES
 Cash dividends............                                    (4,376,150)              (4,309,065)                 (4,134,923)
 Cash paid for fractional
  shares on stock split....                                             -                        -                      (2,976)
 Increase (decrease) in
  dividends payable........                                       (12,473)                  50,369                      80,571
 Proceeds from exercise of
  common stock options.....                                       269,087                  841,550                     508,949
 Payment of long-term debt.                                   (15,033,699)             (92,432,331)                 (4,250,000)
 Proceeds from long-term
  debt.....................                                             -              150,000,000                           -
 Repurchase of common stock                                    (2,390,688)              (2,086,750)                 (3,234,840)
 Loan costs................                                             -                 (513,793)                          -
 Interest rate reverse
  swap settlement from
  lender...................                                             -                1,300,000                           -
                                                             ------------             ------------                ------------
Net cash provided by (used in) financing activities           (21,543,923)              52,849,980                 (11,033,219)
                                                             ------------             ------------                ------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS          (18,218,491)              17,119,909                   7,322,488

CASH AND CASH EQUIVALENTS,
 BEGINNING OF YEAR.........                                    33,286,934               16,167,025                   8,844,537
                                                             ------------             ------------                ------------

CASH AND CASH EQUIVALENTS,
 END OF YEAR...............                                  $ 15,068,443             $ 33,286,934                $ 16,167,025
                                                             ============             ============                ============

CHANGES IN ASSETS AND
 LIABILITIES WHICH PROVIDED
 (USED) CASH, EXCLUSIVE OF
  CHANGES SHOWN SEPARATELY
    (Increase) decrease in accounts receivable               $  6,974,739             $    453,696                $ (3,628,759)
    (Increase) decrease in refundable income taxes             (1,214,045)                       -                           -
    (Increase) decrease in
     inventories..................................            (11,923,593)               3,672,375                   5,146,356
    (Increase) decrease in
     prepaid expenses.............................                291,528                  491,283                     313,981
    Increase (decrease) in accounts payable                    (3,575,218)              (2,239,897)                  2,222,976
    Increase (decrease) in
     employees' taxes withheld....................                (24,730)                (305,801)                    207,766
    Increase (decrease) in accrued profit sharing
     contribution.................................             (2,632,410)                 774,359                     425,379
    Increase (decrease) in
     accrued wages and
     expenses.....................................                791,764                1,228,462                      21,302
    Increase (decrease) in accrued income taxes                  (411,874)               1,932,526                     187,681
                                                             ------------             ------------                ------------
Total.............................................           $(11,723,839)            $  6,007,003                $  4,896,682
                                                             ============             ============                ============

* Restated for change in method of accounting for certain inventories. See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Inventories - Inventories of the Company are generally valued at cost on a first-in, first-out ("FIFO") method or market, if lower. A major portion of the inventories of John W. Hancock, Jr., Inc. were valued on a last-in, first-out ("LIFO") method, until November 1, 1999, when a change to FIFO valuation became effective (see Note 2).

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

Investments - Investments consist primarily of debt securities which mature between 2000 and 2030. The Company complies with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". In accordance with the provisions of SFAS No. 115, management has classified its entire debt securities portfolio as "available for sale". Under SFAS No. 115, "available for sale" securities are reported at fair value with unrealized gains and losses reported as other comprehensive income. These investments are carried on the balance sheets at fair value, which approximates amortized cost. Accordingly, there were no adjustments to other comprehensive income at October 31, 2000, 1999 and 1998.

Revenue Recognition - Revenues from sales are recognized when products are shipped to customers, except for fabrication products which are recognized by the percentage-of-completion method in accordance with industry practice. Sales to an unaffiliated customer amounted to 13% of consolidated sales for 1998.

Goodwill - The excess of cost over fair value of net assets of acquired subsidiary is amortized using the straight-line method over the estimated benefit period of 20 years. At October 31, 2000, accumulated amortization is $1,518,465. The carrying value of goodwill is periodically reviewed based upon an assessment of operations of the acquired entity. Management is not aware of any facts or circumstances indicating that the carrying value of goodwill has been impaired.

Concentration of Credit Risk - The Company sells to a large customer base of steel fabricators, steel service centers and construction contractors, most all of which deal primarily on 30-day credit terms. The Company believes its concentration of credit risk to be minimal in any one geographic area or market segment. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Credit losses have not been significant in the past, with the exception of fiscal year 2000, and are generally within management's expectations.

Fair Value of Financial Instruments - At October 31, 2000, the fair value of the Company's cash and cash equivalents, accounts receivable, investments and long-term debt approximated amounts recorded in the accompanying consolidated financial statements (see Notes 1 and 6).

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

Derivative Instruments - In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", was issued, establishing standards for accounting and reporting derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. The Company will be required to adopt SFAS No. 133 in the first quarter of fiscal year 2001 and, based on current evaluations, the Company does not believe there will be any material impact on its consolidated financial statements. Effective November 1, 2000, the Company will adopt the policy of accounting and reporting the fair value of derivatives used as cash flow hedging activities, as referred to in SFAS No. 133, through other comprehensive income.

Reclassifications - Certain amounts included in the consolidated financial statements for prior years have been reclassified from their original presentation to conform with the current year presentation.

NOTE 2 - INVENTORIES

Effective November 1, 1999, the Company changed its inventory costing method for a fabricating subsidiary's raw material (steel bar) inventory from LIFO to FIFO. One reason for the change was to bring this portion of inventory in line with all other inventories reported consistently throughout the Company on the FIFO method. Further, due to fluctuating steel prices, the move to FIFO reporting will provide for accounting simplification.

The effect of the change in accounting principle was to increase net earnings reported for the year ended October 31, 2000 by $9,884, or $.00 per basic share. The change has been applied to prior years by retroactively restating the financial statements. The effect of this restatement was to increase retained earnings as of October 31, 1999, 1998 and 1997 by $616,590, $785,329 and
$900,168, respectively, and to reduce net earnings for the years ended October 31, 1999 and 1998 by $168,739 ($.02 per basic share) and $114,839 ($.02 per basic share), respectively.

Inventories include the following major classifications:


                                     October 31,
                       ---------------------------------------
                           2000         1999*         1998*
                       ---------------------------------------
  Scrap Steel........  $ 5,721,583  $ 5,090,322   $ 4,876,856
  Melt supplies......    3,318,385    3,520,825     2,408,961
  Billets............   17,266,805   14,477,006     3,499,907
  Mill supplies......    3,485,332    4,274,660     3,176,619
  Work-in-process....    6,877,954    4,234,402             -
  Finished steel.....   39,779,153   32,928,404    19,145,886
                       -----------  -----------   -----------
  Total inventories..  $76,449,212  $64,525,619   $33,108,229
                       ===========  ===========   ===========

*Restated for change in method of accounting for certain inventories.

NOTE 3 - PROPERTIES AND DEPRECIATION

Depreciation expense for the years ended October 31, 2000, 1999 and 1998 amounted to $16,332,341, $14,627,553 and $9,216,133, respectively. Generally, the rates of depreciation range from 3.3% to 20% for buildings and improvements and 5% to 33% for machinery and equipment. Property additions in 1999 and 1998 included $193,052 and $53,722 of interest capitalized, respectively.

During the year ended October 31, 1998, the Company recorded a $733,067 loss on assets abandoned at its Salem, Virginia plant. This loss was included in the statement of earnings in administrative expenses.

NOTE 4 - SHORT-TERM DEBT

On December 15, 1998, the Company replaced its existing credit facility with a new syndicated loan facility, part of which provides a five-year $30,000,000 revolver, as explained in Note 6. There also exists a $5,000,000 line of credit to be used to cover overdrafts in a demand deposit account. This line of credit was unused at October 31, 2000 and 1999.

NOTE 5 - INCOME TAXES

The Company files a consolidated federal income tax return. The federal income tax returns through October 31, 1990 have been examined by the Internal Revenue Service with all issues settled, while the Company is currently under review by the IRS on its most recent filings.

The following is a reconciliation of income tax expense per consolidated statements of earnings to that computed by using the federal statutory tax rate of 35% for 2000, 1999 and 1998:

                                                                 Year Ended October 31,
                                                        -------------------------------------
                                                           2000        1999*         1998*
                                                        -------------------------------------
Federal tax at the statutory rate.....................  $7,982,013  $12,829,393   $10,923,023
Increase (decrease) in taxes resulting from:
  State income taxes, net of  federal tax benefit.....     473,894    1,174,198       776,339
  Other items, net....................................     288,394      172,639      (251,296)
                                                        ----------  -----------   -----------
Income taxes per consolidated statements of earnings..  $8,744,301  $14,176,230   $11,448,066
                                                        ==========  ===========   ===========



The components of income tax expense are as follows:

                                                                Year Ended October 31,
                                                        -------------------------------------
                                                           2000        1999*         1998*
                                                        -------------------------------------
Current income taxes:
 Federal..............................................  $7,351,210  $12,016,060   $10,589,161
 State................................................     440,664    1,611,362     1,235,565
                                                        ----------  -----------   -----------
   Total current income taxes.........................   7,791,874   13,627,422    11,824,726
                                                        ----------  -----------   -----------


Deferred income taxes (benefit):
 Federal..............................................     664,023      353,712      (335,462)
 State................................................     288,404      195,096       (41,198)
                                                        ----------  -----------   -----------
   Total deferred income taxes (benefit)..............     952,427      548,808      (376,660)
                                                        ----------  -----------   -----------
Total income taxes....................................  $8,744,301  $14,176,230   $11,448,066
                                                        ==========  ===========   ===========

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. As of October 31, 2000, 1999* and 1998*, the Company had total long-term deferred tax liabilities of $31,575,856, $30,902,712 and $13,687,507, respectively, and net current deferred tax assets of $5,600,031, $5,879,314 and $1,188,938, respectively. At October 31, 2000, deferred tax liabilities result from excess tax depreciation, purchase price accounting differences and change in inventory method of $29,378,741, $1,578,852 and $618,263, respectively, and deferred tax assets result from self-insurance, reserves not currently deductible, uniform capitalization and other accrued expenses not currently deductible of $1,345,506, $1,955,519, $798,253 and $1,500,753, respectively. At October 31, 1999, deferred tax liabilities result from excess tax depreciation, purchase price accounting differences and change in inventory method of $27,693,846, $1,972,341 and $1,236,525, respectively, and deferred tax assets result from self-insurance, reserves not currently deductible, uniform capitalization and other accrued expenses not currently deductible of $1,417,008, $1,048,833, $975,444 and $2,438,029, respectively. There were no valuation allowances.


*Restated for change in method of accounting for certain inventories.


NOTE 6 - LONG-TERM DEBT

Long-term debt consisted of the following:



                                                                             October 31,
                                                                   --------------------------------
                                                                      2000                 1999
                                                                   --------------------------------

 Syndicated term loan, secured by equipment,
 payable in quarterly installments of
 $3,750,000.  Interest payable quarterly
 at the LIBOR rate of 6.815% plus 1.05%.
 Due January 3, 2006......................................         $123,750,000        $138,750,000
 Other notes payable......................................              160,990             194,689
 Revolving credit agreement...............................                    -                   -
                                                                   ------------        ------------
  Total...................................................          123,910,990         138,944,689
 Less - current portion...................................           15,036,469          15,034,131
                                                                   ------------        ------------
 Long-term debt...........................................         $108,874,521        $123,910,558
                                                                   ============        ============

In December 1998, the Company entered into a $30,000,000 revolving credit agreement with a group of banks that extends through December 15, 2003. Under the revolving credit agreement, interest is payable at October 31, 2000 and 1999, at the LIBOR rates of 6.815% plus .40% and 6.08% plus .40%, respectively. The agreement requires the Company to pay a facility fee at an annual rate of
 .25% for 2000 and 1999.

The Company does not use derivatives for trading purposes. Interest rate swaps, a form of derivative, are used to manage interest costs. On June 25, 1999, the Company did a reverse swap, converting $40,000,000 of term debt to a variable interest rate from a fixed rate. A fee of $1,300,000 was received and is being recorded in income ratably over the 6 1/2 years which remained to maturity of the term loan. Currently, the Company maintains an interest rate swap agreement resulting in a fixed rate of 6.61% on the notional amount of $88,750,000 through January 3, 2006. The difference between fixed rate and floating rate interest is recognized as an adjustment to interest expense in the period incurred. The remaining $35,000,000 of variable rate term debt is subject to the risk of fluctuations in short-term interest rates; however, cash and investments at October 31, 2000 provided a hedge against rising interest rates. The fair value of the current swap is estimated based on current settlement prices and was approximately $2,800,000, in favor of the Company at October 31, 2000.

Under the loan agreements, the Company must maintain consolidated current assets of not less than 1.5 times consolidated current liabilities and maintain consolidated funded debt of not greater than .55 times consolidated total capitalization. In addition, consolidated funded debt cannot be greater than 3 times consolidated EBITDA, and the ratio of EBITDA to the sum of current maturities of long-term debt and consolidated interest expense must equal at least 1.5. The Company was in compliance with the loan agreements as of October 31, 2000 and 1999.

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

NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITIES

At October 31, 2000, the Company was committed for $1,878,426 for purchases of equipment and production facilities.

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

NOTE 8 - COMMON STOCK AND EARNINGS PER SHARE

Outstanding common stock consists of 560,000 shares, issued prior to October 31, 1967, at no stated value; 750,656 shares issued subsequent to October 31, 1967, at a stated value of $.50 per share; 1,310,656 shares issued in 1981 at no stated value; 1,310,656 shares, less the equivalent of 42 fractional shares, issued in 1986 at no stated value; 1,965,963 shares, less the equivalent of 151 fractional shares, issued in 1988 at no stated value; 800 shares issued in 1989 at no stated value; 3,000 shares issued in 1992 at no stated value; 1,200 shares issued in 1993 at no stated value; 44,000 shares issued in 1994 at no stated value; 3,023,804 shares, less the equivalent of 152 fractional shares, issued in 1995 at no stated value; 23,750 shares issued in 1996 at no stated value; 35,950 shares issued in 1997 at no stated value; 4,572,870 shares, less the equivalent of 158 fractional shares, issued in 1998 at no stated value, less 1,253,800 treasury (repurchased) shares retired during 1998; 75,900 shares issued in 1999 at no stated value, less 126,000 treasury (repurchased) shares retired during 1999 and 30,275 shares issued in 2000 at no stated value, less 155,000 treasury (repurchased) shares retired during 2000. During the years ended October 31, 1986 and October 31, 1996, the Company increased authorized common stock from 4,000,000 shares to 10,000,000 shares, and from 10,000,000 shares to 20,000,000 shares, respectively. The Company retired in 1998, 1999 and 2000 all of its treasury stock applicable to the shares acquired through its common stock repurchase plans.

SFAS No. 128, "Earnings per Share", requires the presentation of "basic" earnings per share and "diluted" earnings per share on the face of the statement of earnings. Basic earnings per share is computed by dividing the net income available to common stockholders by the weighted average shares of outstanding common stock. The calculation of diluted earnings per share is similar to basic earnings per share except that the denominator includes dilutive common stock equivalents such as stock options and warrants. Basic earnings per share have been computed based on the weighted average number of shares outstanding of 10,952,529 for 2000, 11,065,531 for 1999 and 11,132,910 for 1998. The average number of shares outstanding was weighted after giving effect to both stock options exercised and repurchased common stock during 2000, 1999 and 1998 and to a three-for-two stock split effective March 25, 1998. Diluted earnings per share have been computed based on the weighted average number of shares outstanding (including outstanding and exercisable stock options) of 10,990,032 for 2000, 11,134,118 for 1999 and 11,248,029 for 1998.

NOTE 9 - PROFIT SHARING PLANS

The Company, including Shredded Products Corporation, RESCO Steel Products Corporation, Socar, Inc. and Steel of West Virginia, Inc. ("SWVA"), has qualified profit sharing plans which cover substantially all employees. John W. Hancock, Jr., Inc. has an unqualified plan. Socar, Inc.'s annual contribution is discretionary while the other plans', except SWVA, annual contribution cannot exceed 20% of their combined earnings before income taxes. SWVA's annual contribution cannot exceed 17% of its pretax profit for bargaining unit employees, with comparable amounts contributed ratably to the nonbargaining group. Total contributions of all Companies shall not exceed the maximum amount deductible for such year under the Internal Revenue Code and amounted to $5,093,651 for 2000, $7,887,891 for 1999 and $5,674,077 for 1998.

NOTE 10 - INTEREST EXPENSE

Interest expense is stated net of interest income of $2,028,208 in 2000, $1,923,754 in 1999 and $1,214,017 in 1998.

NOTE 11 - STOCK OPTIONS

Under a nonqualified stock option plan approved by the stockholders in 1989, the Company may issue 112,500 shares of unissued common stock to employees of the Company each plan year. Under a non-statutory stock option plan approved by the Board in 1997, the Company may issue 25,000 shares of unissued common stock to directors of the Company over the life of the plan. Options for 112,500 shares were granted for 2000, 112,500 shares for 1999, 84,000 shares for 1998, 82,000 shares for 1997, 75,000 shares for 1996, 41,500 shares for 1995, 36,000 shares for 1992 and 32,500 shares for 1990. Three-for-two stock splits in 1998 and 1995 increased these grants an additional 117,275 and 32,300 shares, respectively. These options are exercisable for a term of 5 years for employees and 10 years for directors from the date of grant, and a summary follows:

                                                  Weighted Average
                                                   Exercise Price
                                                     Per Share       Shares
                                                  ----------------  --------
  Balance, November 1, 1997...............            $ 8.23         152,700
  Granted.................................             15.16          84,000
  Stock split.............................             10.73         117,275
  Exercised...............................              7.52         (56,750)
  Expired or terminated...................                 -               -
                                                                     -------
  Balance, October 31, 1998...............             11.31         297,225
  Granted.................................             13.77         112,500
  Exercised...............................              9.43         (75,900)
  Expired or terminated...................                 -               -
                                                                     -------
  Balance, October 31, 1999...............             12.57         333,825
  Granted.................................             14.45         112,500
  Exercised...............................              7.56         (30,275)
  Expired or terminated...................                 -               -
                                                                     -------
  Balance, October 31, 2000...............             13.14         416,050
                                                                     =======
  Shares available for grant at year end..                             None
                                                                     =======

The Company applies APB No. 25 and related Interpretations in accounting for the nonqualified stock option plans. Accordingly compensation cost of $286,875, $272,813 and $295,313 for the years ended October 31, 2000, 1999 and 1998, respectively, was recognized for the difference between the exercise price and the fair value of the stock price at the grant date. Had compensation cost been determined based on the fair value at the grant dates consistent with the method of SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:


                                                                      Year Ended October 31,
                                                            ---------------------------------------
                                                              2000           1999*         1998*
                                                            ---------------------------------------
 Net earnings:
  As reported.............................................  $14,061,449   $22,479,179   $19,760,570
                                                            ===========   ===========  ============
  Pro forma...............................................  $13,870,069   $22,253,600   $19,458,414
                                                            ===========   ===========  ============

 Basic net earnings per share:
  As reported.............................................  $      1.28   $      2.03   $      1.77
                                                            ===========   ===========  ============
  Pro forma...............................................  $      1.27   $      2.01   $      1.75
                                                            ===========   ===========  ============

 Diluted net earnings per share:
  As reported.............................................  $      1.28   $      2.02   $      1.76
                                                            ===========   ===========  ============
  Pro forma...............................................  $      1.26   $      2.00   $      1.73
                                                            ===========   ===========  ============

*Restated for change in method of accounting for certain inventories.


The fair value of options granted during the years ended October 31, 2000, 1999 and 1998 was $6.89, $7.22 and $7.64, respectively. The following table summarizes information about stock options outstanding and exercisable at October 31, 2000:


                                      Number          Remaining
                                  Outstanding and  Contractual Life
               Exercise Prices      Exercisable        In Years
               ---------------      -----------    ----------------
                $  7.93                27,000               .33
                   8.93                38,750              1.33
                  10.50                10,000              6.33
                  13.71               103,000              3.21
                  14.45               112,500              4.25
                  14.56                 7,500              3.79
                  14.88               103,800              2.25
                  17.50                13,500              7.25
                                      -------
                                      416,050
                                      =======

The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2000, 1999 and 1998, respectively: dividend yield of 2.59%, 2.42% and 2.18%; expected volatility of 41.41%, 47.81% and 47.25%; risk-free interest rates of 5.81%, 5.93% and 4.23%; and an expected life of 5 years.

NOTE 12 - HEALTH BENEFITS AND POSTRETIREMENT COSTS

The Company currently provides certain health care benefits for terminated employees who have completed 10 years of continuous service after age 45, and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", requires the Company to accrue the estimated cost of such benefit payments during the years the employee provides services. The Company previously expensed the cost of these benefits as claims were incurred. SFAS No. 106 allows recognition of the cumulative effect of the liability in the year of adoption or the amortization of the obligation over a period of up to 20 years. The Company has elected to recognize this obligation of approximately $1,381,000 over a period of 20 years. Cash flows are not affected by implementation of SFAS No.106, but implementation decreased net earnings from continuing operations for 2000, 1999 and 1998 by approximately $195,442, $199,447 and $188,695, respectively.

The Company's postretirement benefit plan is not funded. The accrued postretirement benefit cost recognized in the balance sheets at October 31 is as follows:



                                                                                      2000        1999         1998
                                                                                 -------------------------------------

 Accumulated postretirement benefit obligation:
   Retirees..............................................................        $  293,272   $  408,619   $   474,388
   Fully eligible plan participants......................................           928,845      909,362       793,117
   Other active plan participants........................................         1,067,075    1,086,801     1,018,324
                                                                                 ----------    ---------   -----------
   Accumulated postretirement benefit obligation.........................         2,289,192    2,404,782     2,285,829
 Unrecognized net actuarial gains........................................           536,958      176,455        43,959
 Unrecognized transition obligation......................................          (898,000)    (967,000)   (1,036,000)
                                                                                 ----------   ----------   -----------

 Accrued postretirement benefit cost.....................................        $1,928,150   $1,614,237   $ 1,293,788
                                                                                 ==========   ==========   ===========

 Net postretirement benefit cost consisted of the following components:
   Service cost..........................................................        $  215,030   $  213,950   $   194,393
   Interest cost on accumulated postretirement benefit obligation........           143,275      136,741       144,940
   Net amortization......................................................            58,703       69,000        69,000
                                                                                 ----------   ----------   -----------
 Net postretirement benefit cost.........................................        $  417,008   $  419,691   $   408,333
                                                                                 ==========   ==========   ===========

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 8.5% for 1999, decreasing linearly each successive year until it reaches 5.16% in 2006, after which it remains constant. A one-percentage-point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation by approximately $172,000 and the net postretirement benefit cost by approximately $39,000. The assumed discount rate used in determining the accumulated postretirement benefit obligation was 7.75% and 6.5% for the years ended October 31, 2000 and 1999, respectively.

NOTE 13 - UNAUDITED QUARTERLY FINANCIAL DATA

Summarized unaudited quarterly financial data for 2000 follows:

                                                                               Three Months Ended
                                       ---------------------------------------------------------------------------------------------
                                        January 31                  April 30                   July 31                   October 31
                                       ---------------------------------------------------------------------------------------------
 Sales.....................            $91,405,132                $99,712,737               $94,409,174                $87,201,065
                                       ===========                ===========               ===========                ===========
 Gross earnings............            $16,450,803                $18,354,501               $16,310,329                $11,345,429
                                       ===========                ===========               ===========                ===========
 Net earnings..............            $ 3,954,383                $ 4,825,359               $ 3,746,041                $ 1,535,666
                                       ===========                ===========               ===========                ===========
 Net earnings per share:
  Basic....................            $       .36                $       .44               $       .34                $       .14
                                       ===========                ===========               ===========                ===========
  Diluted..................            $       .36                $       .44               $       .34                $       .14
                                       ===========                ===========               ===========                ===========

Summarized unaudited quarterly financial data for 1999* follows:

                                                                               Three Months Ended
                                       ---------------------------------------------------------------------------------------------
                                        January 31                 April 30                    July 31                   October 31
                                       ---------------------------------------------------------------------------------------------

 Sales.....................            $73,403,567                $101,338,801               $95,879,063                $102,341,519
                                       ===========                ============               ===========                ============
 Gross earnings............            $14,697,298                $ 20,959,844               $19,118,145                $ 20,416,518
                                       ===========                ============               ===========                ============
 Net earnings..............            $ 3,678,970                $  5,868,925               $ 6,096,657                $  6,834,627
                                       ===========                ============               ===========                ============
 Net earnings per share:
  Basic....................            $       .33                $        .53               $       .55                $        .62
                                       ===========                ============               ===========                ============
  Diluted..................            $       .33                $        .53               $       .55                $        .62
                                       ===========                ============               ===========                ============

*Restated for change in  method of accounting for  certain inventories.

NOTE 14 - ACQUISITION

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

                                                       December 16, 1998
                                                       -----------------

  Accounts and other receivables..................       $ 17,811,730
  Inventories.....................................         35,089,765
  Prepaid expenses and other current assets.......          1,848,853
  Property, plant and equipment...................         79,914,154
  Goodwill........................................         16,196,961
  Other assets....................................            304,356
  Accounts and other payables.....................         (9,596,233)
  Accrued expenses and other current liabilities..         (7,194,079)
  Long-term debt..................................        (52,804,120)
  Other liabilities...............................        (13,650,314)
                                                         ============
  Net purchase price..............................       $ 67,921,073
                                                         ============


Unaudited pro forma consolidated results of operations for the years ended October 31, 1999 and 1998, assuming the SWVA acquisition had occurred at the beginning of each period, are as follows:

                                                                         (Unaudited)
                                                                   Year Ended October 31,
                                                                --------------------------
                                                                   1999*           1998*
                                                                --------------------------
  Sales.............................................            $385,122,061   $417,799,000
                                                                ============   ============
  Net earnings......................................            $ 21,258,387   $ 18,757,161
                                                                ============   ============
  Net earnings per share:
   Basic............................................            $       1.92   $       1.68
                                                                ============   ============
   Diluted..........................................            $       1.91   $       1.67
                                                                ============   ============

*Restated for change in method of accounting for certain inventories.


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


NOTE 15 - SUPPLEMENTAL CASH FLOW INFORMATION


                                                          Year Ended October 31,
                                                ---------------------------------------
                                                     2000          1999          1998
                                                ---------------------------------------
 Cash paid during the period for:
  Interest (net of amount capitalized)........  $  9,093,070  $  8,279,679   $ 2,088,508
                                                ============  ============   ===========
  Income taxes................................  $  9,417,793  $ 11,694,896   $11,637,045
                                                ============  ============   ===========

 Detail of acquisition:
  Fair value of assets acquired...............                $151,165,819
  Liabilities assumed.........................                 (83,244,746)
                                                              ------------
  Net cash paid for acquisition...............                $ 67,921,073
                                                              ============

NOTE 16 - DEFERRED COMPENSATION PLAN

The Company maintains a nonqualified deferred compensation plan (the "Executive Deferred Compensation Plan"). The purpose of the Executive Deferred Compensation Plan is to provide to certain eligible employees of the Company the opportunity to: (1) defer elements of their compensation (including any investment income thereon) which might not otherwise be deferrable under the current plans; and (2) receive the benefit of additions to their deferral comparable to those obtainable under the current plans in the absence of certain restrictions and limitations in the Code. Amounts deferred are paid into a trust owned by the Company and are included in other assets. The Company's liability and trust asset under the Executive Deferred Compensation Plan as of October 31, 2000 was $541,553.

NOTE 17 - ENTERPRISE-WIDE INFORMATION

The Company's business consists of one industry segment, which is the extracting of scrap metal from discarded automobiles and the manufacturing, fabricating and marketing of merchant steel bar products and specialty steel sections, reinforcing bars, open-web steel joists and billets. The industry segment consists of three classes of products - merchant steel products and specialty steel sections, fabricated bar joists and reinforcing bars and billets.

                                                     Financial Information Relating to
                                                            Classes of Products
                                                 ----------------------------------------
                                                      2000          1999          1998
                                                 ----------------------------------------
 Sales to unaffiliated customers:
  Merchant steel and specialty steel sections..  $228,202,644  $210,850,231  $116,226,463
  Bar joists and rebar.........................   122,549,851   125,854,046   121,000,869
  Billets......................................    21,975,613    36,258,673    57,976,642
                                                 ------------  ------------  ------------
  Total consolidated sales                       $372,728,108  $372,962,950  $295,203,974
                                                 ============  ============  ============

Information relating to geographic areas indicates that significantly all of the consolidated sales are domestic, as foreign revenues are not material.

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of Roanoke Electric
Steel Corporation:

We have audited the accompanying consolidated balance sheets of Roanoke Electric Steel Corporation and its wholly-owned subsidiaries as of October 31, 2000 and 1999, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended October 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Roanoke Electric Steel Corporation and its wholly-owned subsidiaries at October 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, effective November 1, 1999, the Company changed its method of accounting for certain inventories.


                                               /s/ Deloitte & Touche LLP
                                                   Winston-Salem, North Carolina
                                                   November 17, 2000

STOCK ACTIVITY

The Common Stock of Roanoke Electric Steel Corporation is traded nationally over the counter on Nasdaq National Market using the symbol RESC. At year end, there were approximately 720 shareholders of record.


                                               2000                  1999
                                          Stock Prices          Stock Prices    Cash Dividends
                                        -------------------------------------------------------
                                        High       Low        High        Low     2000    1999
                                        -------------------------------------------------------

First Quarter.........................  17.13     14.94      16.75       13.13   $ .10   $.095
Second Quarter........................  17.31     15.13      15.25       10.75     .10    .095
Third Quarter.........................  17.38     11.63      17.75       13.44     .10    .100
Fourth Quarter........................  12.63      9.75      17.50       15.38     .10    .100


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

  Sales

   Sales increased 11.4% in 1998 as a result of substantially increased billet shipments in addition to improved fabricated products shipments and higher selling prices for steel bar products. Shipments of bar products declined during the year, while billet and fabricated products prices were flat. Record raw steel production and unprecedented demand contributed to the 58.5% increase in billet shipments. Favorable market conditions in the construction industry led to the increased shipments and level selling prices for fabricated products. In spite of a 3.8% reduction in bar products shipments, business conditions remained strong and bar prices moved up 6.2% for the year. Billet prices were flat because scrap prices, which normally trigger changes in billet prices, were relatively unchanged.

   On December 16, 1998, the company acquired 100% of the capital stock of Steel of West Virginia, Inc. ("SWVA"), a steel manufacturer, and 1999 results reflect the operations of SWVA from the date of acquisition. The 1998 financial statements have not been restated to include SWVA because the acquisition was treated as a purchase for accounting purposes. Consequently, the 26.3% increase in 1999 sales was due, primarily, to the inclusion of SWVA's revenues in consolidated sales. Higher selling prices for fabricated products also had a favorable impact on sales. However, sales were negatively affected by significant declines in selling prices for both merchant bar products and billets, together with reductions in tons shipped of bar products, fabricated products and billets, with the latter down substantially. Increased competition from foreign and domestic producers prompted industry-wide list price reductions for bar products at the beginning of the year, and prices had not fully recovered by year's end. Excess inventories at steel service centers and a shortage of transportation equipment contributed to the slight reduction in tons shipped of bar products as bar markets were generally good thoughout the year.
A dramatic change in our market for billets brought diminished demand and a 25.6% decline in tons shipped. Billet selling prices declined with sharp
reductions in scrap prices.   Competitive conditions within the commercial
construction industry generally impact selling prices and shipment levels of fabricated products and were relatively favorable during the year as reflected in the higher selling prices. The reduced shipments were caused by minor factors other than competition as business conditions continued strong and backlogs remained high.

   Sales for 2000 were flat due, again, to the acquisition of SWVA. Sales for the current year included SWVA's revenues for the entire period, whereas sales for 1999 included only the portion of SWVA's revenues from the date of acquisition. Improved selling prices for billets and bar products favorably impacted sales, also. However, sales were negatively affected by a 46% decrease in billet shipments, reduced bar and fabricated products shipments and lower selling prices for fabricated products. The dramatic reduction in billet shipments and changed billet market conditions the past two years was attributable to the financial condition and eventual bankruptcy of a major customer. Shipments to this customer were purposely curtailed to reduce our exposure to bad debts. We were not able to place the lost tonnage with alternate sources, other than the tons used internally by SWVA. Billet selling prices were higher due to increased scrap prices. Average selling prices for bar products increased 1.2% for the year, but list prices had fallen sharply by the end of the year as a result of increased foreign and domestic competition. The increased competition and price uncertainty reduced order entry and backlogs and caused a 2.3% decrease in bar products shipments. The decline in fabricated products selling prices and shipments was caused by increased competition within the construction industry, even though business conditions continued strong and backlogs were high. The decline in shipments was also affected by shortages of structural steel components.

Cost of Sales and Gross Margins

   In 1998, cost of sales increased due to the improved billet and fabricated products shipments, even though shipments of bar products declined. Cost of sales increased significantly in 1999 due, principally, to the inclusion of SWVA's costs in the consolidated statements, in spite of the decreased shipments for all products classes, and the drop in the cost of scrap steel, our main raw material. In 2000, cost of sales increased, mainly, as a result of the impact of SWVA's costs and a significant increase in the cost of scrap steel.

   In 1998, gross earnings as a percentage of sales were flat, even though selling prices for bar products increased and raw steel production improved by 12%. The increased billet shipments at lower margins negatively impacted margins. Gross earnings as a percentage of sales increased in 1999 from 19.5% to 20.2%, primarily, as a result of the impact of substantially reduced lower-margin billet shipments. In addition, lower scrap prices and higher selling prices for fabricated products were negatively affected by the lower selling prices for bar products and billets and the effects of lower production levels on costs. In 2000, the percentage of gross earnings to sales dropped substantially to 16.8% due, primarily, to a 20% increase in the average cost of scrap steel and lower selling prices for specialty steel sections and fabricated products.

   The combination of increased volume at comparable margins were, primarily, responsible for the improved gross and net earnings in 1998. For 1999, the consolidation of SWVA was, mainly, responsible for the increased gross earnings, together with the improved margins for fabricated products, which provided the improved net earnings after subtracting higher administrative, interest and profit sharing expenses. Reduced margins for all product classes and significantly lower billet shipments were, mainly, responsible for the lower gross and net earnings in 2000.

Administrative Expenses

   In 1998, the percentage of administrative expenses to sales remained the same at 6.7%, however, administrative expenses increased substantially. Executive and management compensation increased with the improved shipments and earnings in accordance with various incentive arrangements. Other expenses such as insurance, office utilities and repairs, and selling expenses increased, while bad debts and professional expenses declined. Administrative expenses also included a charge of $733,067 for the abandonment of assets. Without this charge, administrative expenses as a percentage of sales would have been 6.4%. In 1999, administrative expenses increased due, mostly, to the inclusion of SWVA's expenses. Executive and management compensation increased in addition to other expenses such as insurance. Administrative expenses as a percentage of sales increased to 6.8%. A charge to bad debts of $2.5 million due to the bankruptcy of a major billet customer accounted for most of the increase in administrative expenses in 2000. The inclusion of SWVA's expenses in 2000 covering a longer period than in 1999 also contributed to the increase, combined with higher professional fees and insurance expense. A number of expenses declined, including executive and management compensation, contributions and advertising. Administrative expenses as a percentage of 2000 sales rose to 7.7%, however, without the charge for bad debts, the percentage would have increased to only 7.0%.

Interest Expense

   In 1998, interest expense declined 49% as a result of lower average borrowings and increased interest income of $1,214,017, while capitalized interest declined to $53,722 and interest rates were virtually unchanged. Interest expense increased significantly in 1999 due to substantially higher borrowings, related to the SWVA acquisition, and slightly higher interest rates, in spite of increased interest income of $1,923,754 and higher capitalized interest of $193,052. In 2000, interest expense increased only slightly, in spite of lower average borrowings and increased interest income of $2,028,208, as a result of higher interest rates and no reduction for capitalized interest.

Profit Sharing Expense and Income Taxes

   Contributions to various profit sharing plans are determined as a proportion of earnings before income taxes and should normally increase and decrease with earnings.

   Income tax expense as a percentage of pretax income declined in 1998 due, primarily, to substantial Virginia recycling tax credits. In 1999, the effective rate increased as a result of nondeductible amortization of the excess investment in SWVA and higher West Virginia income tax rates. The effective rate declined in 2000 due to the over accrual of prior years' state income taxes, which offset the effects of increased nondeductible amortization and lower recycling credits.

Financial Condition, Liquidity and Capital Resources

   At year end, working capital was $111,444,079, cash and investments were $27,808,066, the current ratio was 3.2 to 1 and the quick ratio was 1.6 to 1. All are sound indicators of ample liquidity and a healthy financial condition. Current debt maturities are $15,000,000 annually, which will affect future liquidity and working capital. Our unused $30,000,000 revolving credit facility, combined with earnings and the cash and investments mentioned above should provide the liquidity and capital resources necessary to remain competitive, fund operations and future growth and meet required debt retirement.

   At October 31, 2000, there were commitments for the purchase of property, plant and equipment of approximately $1,900,000. These commitments will also affect working capital and future liquidity and will be financed from internally generated funds, the revolving credit facility and existing cash reserves. In 2000, depreciation and amortization, alone, provided over $17,000,000 of cash flows for the replacement and modernization of our facilities.

   During the year, borrowings decreased to $123,910,990, and the ratio of debt to equity declined to 1.3 to 1. The percentage of long-term debt to total capitalization decreased from 47.5% to 42.9% at year end. However, net long-term debt, after deducting cash and investments, as a percentage of total capitalization was only 35.9%, much more respectable and nearer our desired level of 30%. With debt comprising a higher percentage of our capital structure, the availability of capital resources could be more limited than in the past.

   The Company successfully completed its efforts to ensure Year 2000 readiness for all of its critical computer systems. As a result, the Company experienced no interruption of its operations during the transition to the Year 2000. The cost of the Company's Year 2000 efforts was approximately $590,000.

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