Form 10-K, Exhibit 13
period 2001-10-31
ROANOKE ELECTRIC STEEL CORP
filed 2002-01-23
CIK 84278

Roanoke Electric Steel Corporation                            Annual Report 2001

                                   [GRAPHIC]


Making It In America

         Roanoke Electric Steel Corporation and its wholly-owned subsidiaries are engaged in the manufacturing,fabricating and marketing of merchant steel products,specialty steel sections, billets,open-web steel joists and reinforcing bars.

         Each subsidiary is either a supplier to the parent company or a purchaser of its finished product and billets.

        The main plant of Roanoke Electric Steel Corporation is a state-of-the-art steel mini-mill located in Roanoke,Virginia. This facility melts scrap steel in electric furnaces and continuously casts the molten steel into billets. These billets are rolled into merchant steel products consisting of angles,plain rounds, flats,channels and reinforcing bars of various lengths and sizes.
                                                                       [GRAPHIC]

Excess steel billet production is sold to mills without melting facilities.

Roanoke Electric Steel Corporation markets its products to steel service centers and fabricators in 22 states east of the Mississippi River.

[GRAPHIC]

           Like the main plant,Steel of West Virginia,Inc., is a steel mini-mill operating in Huntington, West Virginia. A steel fabricating subsidiary,Marshall Steel,Inc.,is located in Memphis,Tennessee.

           These locations produce specialty steel sections and custom-finished products and serve niche markets throughout the continental United States.

           Shredded Products Corporation, a subsidiary with operations in Rocky Mount and Montvale,Virginia, extracts scrap steel and other metals from junked automobiles and other waste materials.
                                                                       [GRAPHIC]

           These facilities supply the main plant with a substantial amount of its raw materials. Nonferrous metals generated in the process are sold to unrelated customers.

[GRAPHIC]

           John W. Hancock,Jr.,Inc. and Socar,Inc. are steel fabrication subsidiaries located in Salem,Virginia,Florence, South Carolina and Continental,Ohio.

           All three operations purchase rounds and angles from the main plant to fabricate long- and short-span open-web steel joists.

           These joists are used as horizontal supports for floors and roofs in commercial and industrial buildings.
                                                     [GRAPHIC]

           RESCO Steel Products Corporation,a Salem, Virginia based subsidiary, fabricates concrete reinforcing steel by cutting and bending it to contractor specifications.

                                   [GRAPHIC]

To Our Shareholders

     2001 Results

           Earning a profit for 2001 was quite an accomplishment. Many steel producers are reporting operating losses, and more than 20 have filed for bankruptcy.

           Foreign and domestic competition, poor business conditions in some of our niche markets, slowing construction activity and the economy near recession combined to make 2001 one of the most difficult years in our history.

           Our profit was $1,348,022 on sales of $307,674,605. That compares to $14,061,449 on sales of $372,728,108 for 2000. Earnings per share were $.12 ($.12 diluted), compared with $1.28 ($1.28 diluted) last year.

           Our fiscal year was a continuation of what began last year with selling prices and margins plummeting. Average prices for merchant bar products fell 15%, after declining 20% last year. Specialty steel prices were off 9% for the year, after falling 10% in 2000, and fabricated products prices fell 3%, on average, as selling values began to soften in the latter part of the year.

           Shipment volumes were lower for all product classes except merchant bars, which grew to record levels. That accomplishment is due to a broader range of products and the introduction of new products manufactured by our subsidiary, Steel of West Virginia, Inc. The strong contributions to earnings by our fabricating subsidiaries, John
        W. Hancock, Jr., Inc. and Socar, Inc., made the profitable year possible. They absorb a large portion of the Parent's production and add additional value with incremental profits.



Capital Expenditures And Depreciation
       ($Millions)

       [CHART]

       1997      7,532,580      9,456,201
       1998     12,339,553      9,216,133
       1999     13,070,524     14,627,553
       2000     16,315,186     16,332,341
       2001      5,330,622     16,755,708

Stockholders' Equity
       ($Millions)

       [CHART]

       1997      107,336,437
       1998      120,233,217
       1999      137,158,131
       2000      144,721,829
       2001      138,606,521

Financial Condition

       We made a number of improvements to our financial condition during the year. Cash and investments increased over $10,000,000 to $38,584,438. Cash flows from operating activities were a strong $35,897,870 of which $13,759,893 was attributable to reductions in inventories. The current and quick ratios improved to 3.2 to 1 and 1.8 to 1, respectively. Working capital declined to $104,919,632, but remained at a very good level. We curtailed debt by $15,036,469, and long-term debt as a percentage of total capital declined to 40.4% from 42.9% last year. After subtracting from long-term debt, cash and investments of $38,584,438, net long-term debt as a percentage of total capital was 28.5% - below our desired level of 30%. In addition, the ratio of debt to equity remained the same at 1.3 to 1. Stockholders' equity declined to $138,606,184. However, much of the decline was due to the recognition of $3,198,092 for unrealized losses on hedging financial instruments, which have no affect on cash flow.

       Our $30,000,000 revolving credit facility was unused at October 31, 2001. We believe this facility, combined with cash flows from operations and the cash and investments mentioned above, should provide the liquidity and capital resources necessary to remain competitive, fund operations and future growth, and meet required debt retirement over the coming year.

Shareholder Value

       With many steel stocks trading at record lows and the sector out of favor, we are most pleased with our share performance. Our share price increased 19% during the year to 93.7% of book value. The appreciation in stock value, coupled with the dividend yield,

   Capitalization
    ($Millions)

      [CHART]

      1997      32,791,667      107,336,437
      1998      28,541,667      120,233,217
      1999     138,944,689      137,158,131
      2000     123,910,990      144,721,829
      2001     108,874,521      138,606,521

   Working Capital
     ($Millions)

      [CHART]

      1997       68,928,961
      1998       75,703,207
      1999      117,241,158
      2000      111,444,079
      2001      104,919,632
brought our total yield for the year to more than 22%. During the year, our shares were added to the Russell 3000 Index, which we feel had a positive effect on our trading volume and share value.

       In October, 2001, the Board of Directors declared the 172nd (43 years) consecutive quarterly dividend in the amount of 10 cents per share, payable November 23, 2001. This brought the total dividend for the year to $.40 per share, which equated to a 3.4% yield at year-end and annual dividends paid to shareholders of $4,363,575.

Future Outlook

       Prospects are not bright for a recovery early in 2002. List prices for merchant bar products have moved lower and business conditions have not improved.

       Prices for scrap steel, our main raw material, are declining, providing some help for deteriorating margins.

       Our priorities are to maintain profitability and preserve our strong financial condition. Capital expenditures will be held to a minimum to preserve cash. We will seek other ways to improve cash flows.

       We strongly support recent efforts seeking relief from steel imports at unfair or subsidized pricing. The International Trade Commission has determined that imports of merchant bar and rebar have damaged the domestic steel industry. We are hopeful that the remedies to be proposed in the near future will restore prices and margins to more normal levels.

       We are grateful to our employees for their sacrifice and dedication during these difficult days. We thank our loyal customers for their patronage and help in achieving record merchant bar shipments. We appreciate the guidance of our Board of Directors and the support of our shareholders.

                                              Sincerely,

                                             /s/ Donald G.Smith

                                             Chairman of the Board and
                                             Chief Executive Officer

Selected Financial Data

Year Ended October 31,                            2001             2000           1999            1998             1997
---------------------------------------------------------------------------------------------------------------------------
Operations
   Sales                                      $307,674,605     $372,728,108   $372,962,950    $295,203,974     $265,108,639
   Gross earnings                               34,931,300       62,461,062     75,191,805      57,485,426       51,688,787
   Interest expense-net                          7,152,141        7,049,342      6,964,578         830,743        1,627,380
   Income taxes                                    904,072        8,744,301     14,176,230      11,448,066       10,186,340
   Net earnings                                  1,348,022       14,061,449     22,479,179      19,760,570       16,862,859
---------------------------------------------------------------------------------------------------------------------------
Financial Position
   Working capital                            $104,919,632     $111,444,079   $117,241,158     $75,703,207      $68,928,961
   Total assets                                316,886,778      339,678,909    352,045,812     189,996,218      177,760,387
   Long-term debt                               93,835,033      108,874,521    123,910,558      24,291,667       28,541,667
   Stockholders' equity                        138,606,184      144,721,829    137,158,131     120,233,217      107,336,437
---------------------------------------------------------------------------------------------------------------------------
Selected Ratios
   Gross profit margin                                11.4%            16.8%          20.2%           19.5%            19.5%
   Operating income margin                             0.4%             3.8%           6.0%            6.7%             6.4%
   Effective tax rate                                 40.1%            38.3%          38.7%           36.7%            37.7%
   Current ratio                                       3.2              3.2            3.1             3.5              3.5
   Quick ratio                                         1.8              1.6            1.8             2.3              2.0
   Funded debt as a percentage of total capital       44.0%            46.1%          50.3%           19.2%            23.4%
   Return on average stockholders' equity              1.0%            10.0%          17.5%           17.4%            16.6%
---------------------------------------------------------------------------------------------------------------------------
Per Share Data
   Net earnings:
        Basic                                        $0.12            $1.28          $2.03           $1.77            $1.50
        Diluted                                       0.12             1.28           2.02            1.76             1.49
   Cash dividends                                     0.40             0.40           0.39            0.37             0.33
   Stockholders' equity                              12.70            13.28          12.44           10.86             9.57
---------------------------------------------------------------------------------------------------------------------------
Weighted average common
   shares outstanding                           10,908,584       10,952,529     11,065,531      11,132,910       11,230,794

Per share information has been adjusted for a three-for-two stock split effective March 25, 1998.

Consolidated Financial Statements

   Consolidated Statements Of Earnings

                                                                                       Year Ended October 31,
                                                                       -----------------------------------------------------
                                                                           2001                   2000             1999
                                                                       -----------------------------------------------------
   SALES.........................................................     $ 307,674,605          $ 372,728,108     $ 372,962,950
   COST OF SALES.................................................       272,743,305            310,267,046       297,771,145
                                                                       ------------           ------------      ------------
   GROSS EARNINGS................................................        34,931,300             62,461,062        75,191,805
                                                                       ------------           ------------      ------------
   OTHER OPERATING EXPENSES (INCOME)
     Administrative..............................................        25,405,447             28,681,911        25,543,472
     Interest, net...............................................         7,152,141              7,049,342         6,964,578
     Profit sharing..............................................           822,609              5,093,651         7,887,891
     Antitrust litigation settlement.............................         (700,991)            (1,169,592)       (1,859,545)
                                                                       ------------           ------------      ------------
        Total....................................................        32,679,206             39,655,312        38,536,396
                                                                       ------------           ------------      ------------
   EARNINGS BEFORE INCOME TAXES..................................         2,252,094             22,805,750        36,655,409
   INCOME TAX EXPENSE............................................           904,072              8,744,301        14,176,230
                                                                       ------------           ------------      ------------
   NET EARNINGS..................................................     $   1,348,022          $  14,061,449     $  22,479,179
                                                                       ============           ============      ============
   NET EARNINGS PER SHARE OF COMMON STOCK
     Basic.......................................................     $        0.12          $        1.28     $        2.03
                                                                       ============           ============      ============
     Diluted.....................................................     $        0.12          $        1.28     $        2.02
                                                                       ============           ============      ============
   CASH DIVIDENDS PER SHARE OF COMMON STOCK......................     $        0.40          $        0.40     $        0.39
                                                                       ============           ============      ============

Consolidated Statements Of Stockholders' Equity And Comprehensive Earnings (Loss)


                                                                              Accumulated       Treasury Stock
                                           Common Stock                           Other            (At Cost)
                                      ----------------------       Retained   Comprehensive  -------------------    Comprehensive
                                         Shares      Amount        Earnings   Income (Loss)   Shares     Amount     Earnings (Loss)
                                      -----------  ---------      ---------- --------------- --------   --------   ----------------
BALANCE, NOVEMBER 1, 1998.............  12,349,002 $ 2,858,128  $ 118,192,957       -        1,273,114 $ 817,868
   Repurchase and retirement
     of common stock..................   (126,000)      -         (2,086,750)       -           -
   Stock options exercised............      75,900   841,550           -            -           -           -
   Net earnings.......................        -         -         22,479,179        -           -           -         $ 22,479,179
   Cash dividends.....................        -         -         (4,309,065)       -           -           -        =============
                                       ----------- -----------  ------------- -------------  --------- ---------
                                                                                                            -
BALANCE, OCTOBER 31, 1999.............  12,298,902   3,699,678    134,276,321       -        1,273,114   817,868
   Repurchase and retirement
        of common stock...............   (155,000)      -         (2,390,688)       -           -           -
   Stock options exercised............      30,275   269,087           -            -           -           -
   Net earnings.......................        -         -         14,061,449        -           -           -         $ 14,061,449
   Cash dividends.....................        -         -         (4,376,150)       -           -           -        =============
                                       ----------- -----------  ------------- -------------  --------- ---------
BALANCE, OCTOBER 31, 2000.............  12,174,177   3,968,765    141,570,932       -        1,273,114   817,868
   Stock options exercised............      10,500   98,000            -            -           -           -
   Net earnings.......................        -         -         1,348,022         -           -           -         $  1,348,022
   Cash dividends.....................        -         -         (4,363,575)       -           -           -
   Cumulative effect of change in
        accounting for derivative
        financial instruments.........        -         -              -      $ 1,663,516       -           -            1,663,516
   Change in derivative
        financial instruments.........        -         -              -        (4,861,608)     -           -          (4,861,608)
                                                                                                                     -------------
   Total comprehensive loss...........        -         -              -             -          -           -         $(1,850,070)
                                       ----------- -----------  ------------- -------------  --------- ---------     =============
BALANCE, OCTOBER 31, 2001.............  12,184,677 $ 4,066,765  $ 138,555,379 $ (3,198,092)  1,273,114 $ 817,868
                                       =========== ===========  ============= =============  ========= =========

See notes to consolidated financial statements.

Consolidated Balance Sheets

                                                                                                   October 31,
                                                                                        -------------------------------
                                                                                             2001              2000
                                                                                        -------------------------------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents.....................................................       $ 26,106,683       $ 15,068,443
   Investments...................................................................         12,477,755         12,739,623
   Accounts receivable, net of allowances of
     $2,551,000 in 2001 and $2,522,930 in 2000...................................         41,954,349         50,017,765
   Refundable income taxes.......................................................          1,749,696          1,214,045
   Inventories...................................................................         62,689,319         76,449,212
   Prepaid expenses..............................................................          1,011,674          1,185,033
   Deferred income taxes.........................................................          5,602,455          5,600,031
                                                                                        ------------       ------------
        Total current assets.....................................................        151,591,931        162,274,152
                                                                                        ------------       ------------

PROPERTY, PLANT AND EQUIPMENT
   Land..........................................................................          8,010,036          8,077,943
   Buildings.....................................................................         43,563,921         43,457,981
   Other property and equipment..................................................        195,239,094        196,768,095
   Assets under construction.....................................................          2,986,435          4,491,428
                                                                                        ------------       ------------
        Total....................................................................        249,799,486        252,795,447
   Less-accumulated depreciation.................................................         99,849,499         91,322,382
                                                                                        ------------       ------------
        Property, plant and equipment, net.......................................        149,949,987        161,473,065
                                                                                        ------------       ------------
GOODWILL.........................................................................         13,868,647         14,678,495
                                                                                        ------------       ------------
OTHER ASSETS.....................................................................          1,476,213          1,253,197
                                                                                        ------------       ------------

TOTAL............................................................................       $316,886,778       $339,678,909
                                                                                        ============       ============
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   Current portion of long-term debt.............................................       $ 15,039,488       $ 15,036,469
   Accounts payable..............................................................         18,061,711         18,546,646
   Dividends payable.............................................................          1,091,156          1,090,106
   Employees' taxes withheld.....................................................            246,008            505,409
   Accrued profit sharing contribution...........................................            786,937          3,721,201
   Accrued wages and expenses....................................................         11,446,999         11,930,242
                                                                                        ------------       ------------
        Total current liabilities................................................         46,672,299         50,830,073
                                                                                        ------------       ------------

LONG-TERM DEBT...................................................................         93,835,033        108,874,521
                                                                                        ------------       ------------

DEFERRED INCOME TAXES............................................................         29,833,680         31,575,856
                                                                                        ------------       ------------

OTHER LIABILITIES................................................................          7,939,582          3,676,630
                                                                                        ------------       ------------
COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 8)

STOCKHOLDERS' EQUITY
   Common stock-no par value-authorized 20,000,000 shares,
        issued 12,184,677 shares in 2001 and 12,174,177 in 2000..................          4,066,765          3,968,765
   Retained earnings.............................................................        138,555,379        141,570,932
   Accumulated other comprehensive loss..........................................        (3,198,092)                  -
                                                                                        ------------       ------------
        Total....................................................................        139,424,052        145,539,697
   Less-treasury stock, 1,273,114 shares at cost.................................            817,868            817,868
                                                                                        ------------       ------------
        Total stockhholders' equity..............................................        138,606,184        144,721,829
                                                                                        ------------       ------------

TOTAL ...........................................................................       $316,886,778       $339,678,909
                                                                                        ============       ============

See notes to consolidated financial statements.

Consolidated Statements Of Cash Flows

                                                                                         Year Ended October 31,
                                                                          ------------------------------------------------
                                                                              2001              2000              1999
                                                                          ------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings............................................................  $ 1,348,022       $ 14,061,449       $22,479,179
Adjustments to reconcile net earnings to net
   cash provided by operating activities:
     Deferred compensation liability....................................      (18,057)           180,982           360,571
     Postretirement liabilities.........................................      228,432            313,913           320,449
     Depreciation and amortization......................................   17,518,626         17,048,402        15,367,973
     Loss on sale of investments and property, plant and equipment......        4,861             19,842           178,950
     Deferred income taxes..............................................      779,957            952,427           548,808
Changes in assets and liabilities which provided
        (used) cash, exclusive of changes shown separately..............   16,036,029        (11,723,839)        6,007,003
                                                                          -----------       ------------       -----------
Net cash provided by operating activities...............................   35,897,870         20,853,176        45,262,933
                                                                          -----------       ------------       -----------

CASH FLOWS FROM INVESTING ACTIVITIES
   Expenditures for property, plant and equipment.......................   (5,330,622)       (16,315,186)      (13,070,524)
   Proceeds from sale of property, plant and equipment..................       80,533              9,144           315,533
   Purchases of investments.............................................   12,201,673)        (7,645,800)      (11,102,204)
   Proceeds from sales of investments...................................   12,441,673          6,639,866        11,020,550
   Acquisition of Steel of West Virginia, Inc...........................        -                  -           (67,921,073)
   Other................................................................     (134,172)          (215,768)         (235,286)
                                                                          -----------       ------------       -----------
Net cash used in investing activities...................................   (5,144,261)       (17,527,744)      (80,993,004)
                                                                          -----------       ------------       -----------

CASH FLOWS FROM FINANCING ACTIVITIES
   Cash dividends.......................................................   (4,363,575)        (4,376,150)       (4,309,065)
   Increase (decrease) in dividends payable.............................        1,050            (12,473)           50,369
   Proceeds from exercise of common stock options.......................       98,000            269,087           841,550
   Payment of long-term debt............................................   15,036,469)       (15,033,699)      (92,432,331)
   Proceeds from long-term debt.........................................        -                 -            150,000,000
   Repurchase of common stock...........................................        -             (2,390,688)       (2,086,750)
   Loan costs...........................................................     (414,375)            -               (513,793)
   Interest rate reverse swap settlement from lender....................        -                 -              1,300,000
                                                                          -----------       ------------       -----------
Net cash provided by (used in) financing activities.....................   19,715,369)       (21,543,923)       52,849,980
                                                                          -----------       ------------       -----------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS....................   11,038,240        (18,218,491)       17,119,909

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR............................   15,068,443         33,286,934        16,167,025
                                                                          -----------       ------------       -----------

CASH AND CASH EQUIVALENTS, END OF YEAR..................................  $26,106,683       $ 15,068,443       $33,286,934
                                                                          ===========       ============       ===========

CHANGES IN ASSETS AND LIABILITIES WHICH PROVIDED
   (USED) CASH, EXCLUSIVE OF CHANGES SHOWN SEPARATELY
     (Increase) decrease in accounts receivable.........................  $ 8,063,416       $  6,974,739          $453,696
     (Increase) decrease in refundable income taxes.....................     (535,651)        (1,214,045)             -
     (Increase) decrease in inventories.................................   13,759,893        (11,923,593)        3,672,375
     (Increase) decrease in prepaid expenses............................      173,359            291,528           491,283
     Increase (decrease) in accounts payable............................     (484,935)        (3,575,218)       (2,239,897)
     Increase (decrease) in accrued profit sharing contribution.........   (2,934,264)        (2,632,410)          774,359
     Increase (decrease) in accrued income taxes........................       -                (411,874)        1,932,526
     Increase (decrease) in other liabilities...........................   (2,005,789)           767,034           922,661
                                                                          -----------       ------------       -----------
Total...................................................................  $16,036,029       $(11,723,839)       $6,007,003
                                                                          ===========       ============       ===========


See notes to consolidated financial statements.

Notes To Consolidated Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The consolidated financial statements include the accounts of Roanoke Electric Steel Corporation and its wholly-owned subsidiaries, Shredded Products Corporation, John W. Hancock, Jr., Inc., Socar, Inc., RESCO Steel Products Corporation, Roanoke Technical Treatment & Services, Inc. and Steel of West Virginia, Inc. (the "Company"). All significant intercompany accounts and transactions have been eliminated. Steel of West Virginia, Inc. was acquired in December 1998 (see Note 15). The Company operates in a single business segment.

Inventories - Inventories of the Company are valued at cost on a first-in, first-out method or market, if lower (see Note 2).

Property, Plant and Equipment - These assets are stated at cost. Depreciation expense is computed by straight-line and declining-balance methods. Maintenance and repairs are charged against operations as incurred. Major items of renewals and betterments are capitalized and depreciated over their estimated useful lives. Upon retirement or other disposition of plant and equipment, the cost and related accumulated depreciation are removed from the property and allowance accounts, and the resulting gain or loss is reflected in earnings (see Notes 1 and 3).

Income Taxes - The Company applies the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". Under SFAS No. 109, deferred income taxes are provided by the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the future tax consequences of temporary differences between tax bases and financial reporting bases of other assets and liabilities (see Note 5).

Cash and Cash Equivalents - The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Investments - Investments consist primarily of debt securities which mature between 2001 and 2033. The Company complies with SFAS No.115, "Accounting for Certain Investments in Debt and Equity Securities". In accordance with the provisions of SFAS No. 115, management has classified its entire debt securities portfolio as "available for sale." Under SFAS No. 115, "available for sale" securities are reported at fair value with unrealized gains and losses reported as other comprehensive income. These investments are carried on the balance sheets at fair value, which approximates amortized cost. Accordingly, there were no adjustments to other comprehensive income at October 31, 2001, 2000 and 1999.

Revenue Recognition - Revenues from sales are recognized when products are shipped to customers, except for fabrication products which are recognized by the percentage-of-completion method in accordance with industry practice. There were no sales to an unaffiliated customer in excess of 10% of consolidated sales for 2001, 2000 or 1999.

Goodwill - The excess of cost over fair value of net assets of acquired subsidiary has been amortized using the straight-line method over the estimated benefit period of 20 years. At October 31, 2001, accumulated amortization is $2,328,313. The carrying value of goodwill is periodically reviewed based upon an assessment of operations of the acquired entity (see Note 1).

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

Fair Value of Financial Instruments - At October 31, 2001, the fair value of the Company's cash and cash equivalents, accounts receivable, investments and long-term debt approximated amounts recorded in the accompanying consolidated financial statements (see Notes 1 and 6).

Stock Options - SFAS No. 123, "Accounting for Stock-Based Compensation", adopts a "fair value based method" of accounting for employee stock option plans or similar stock-based compensation plans. Under the fair value based method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service or vesting period. The statement does allow entities to continue to measure compensation using the "intrinsic value based method" of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", provided that they make pro forma disclosures on net earnings and earnings per common share as if the fair value based method of accounting had been applied. The Company has elected to continue to follow APB No. 25 (see Note 12).

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

Derivative Instruments - In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", was issued, establishing standards for accounting and reporting derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. Effective November 1, 2000, the Company adopted the policy of accounting and reporting the fair value of derivatives used as cash flow hedging activities, as referred to in SFAS No. 133, through other comprehensive income (see Note 7).

Recent Accounting Pronouncements - In June 2001, SFAS No. 141, "Business Combinations", was issued, establishing accounting and reporting standards for all business combinations initiated after June 30, 2001 and establishing specific criteria for the recognition of intangible assets separately from goodwill. SFAS No. 141 eliminates the pooling-of-interest method of accounting and requires all acquisitions consummated subsequent to June 30, 2001 to be accounted for under the purchase method. The Company's previous acquisitions have been accounted for under the purchase method and therefore the adoption of SFAS No. 141 will not have a material impact on the results of operations and financial condition.

In June 2001, SFAS No. 142, "Goodwill and Other Intangible Assets", was issued, addressing financial accounting and reporting for acquired goodwill and other intangible assets. SFAS No. 142 eliminates amortization of goodwill and other intangible assets that are determined to have an indefinite useful life and instead requires an impairment only approach. At adoption, any goodwill impairment loss will be recognized as the cumulative effect of a change in accounting principle. Subsequently, any impairment losses will be recognized as a component of income from operations. As of October 31, 2001, the Company has net goodwill of $13,868,647 and has incurred $809,848 in goodwill amortization in the statement of earnings for the year then ended. The adoption of SFAS No. 142 will result in the discontinuation of goodwill amortization. The Company will be required to test goodwill using an impairment method under the new standard at adoption and at least annually thereafter, which could have an adverse effect on the future results of operations if an impairment occurs. The provisions of SFAS No. 142 will be effective for fiscal years beginning after December 15, 2001; however, the Company has elected to early adopt the provisions effective November 1, 2001, and is in the process of reviewing the impact this standard may have on its operations and financial position.

In August 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", was issued, establishing an accounting model for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and broadening the presentation of discontinued operations to include more disposal transactions. Adoption of this statement is required for fiscal years beginning after December 15, 2001. The Company is in the process of reviewing the impact this standard may have on its operations and financial position.

Reclassifications - Certain amounts included in the consolidated financial statements for prior years have been reclassified from their original presentation to conform with the current year presentation.

NOTE 2 - INVENTORIES

Inventories include the following major classifications:

                                                  October 31,
                                -------------------------------------------
                                     2001            2000           1999
                                -------------------------------------------

Scrap steel.................... $ 4,162,011      $ 5,721,583    $ 5,090,322
Melt supplies..................   2,908,676        3,318,385      3,520,825
Billets........................   6,927,793       17,266,805     14,477,006
Mill supplies..................   4,083,757        3,485,332      4,274,660
Work-in-process................   5,576,565        6,877,954      4,234,402
Finished steel.................  39,030,517       39,779,153     32,928,404
                                -----------      -----------    -----------
Total inventories.............. $62,689,319      $76,449,212    $64,525,619
                                ===========      ===========    ===========

NOTE 3 - PROPERTIES AND DEPRECIATION
Depreciation expense for the years ended October 31, 2001, 2000 and 1999 amounted to $16,755,708, $16,332,341 and $14,627,553, respectively. Generally, the rates of depreciation range from 3.3% to 20% for buildings and improvements and 5% to 33% for machinery and equipment. Property additions in 1999 included $193,052 of interest capitalized.

NOTE 4 - SHORT-TERM DEBT
On December 15, 1998, the Company replaced its existing credit facility with a new syndicated loan facility, part of which provides a five-year $30,000,000 revolver, as explained in Note 6. There also exists a $5,000,000 line of credit to be used to cover overdrafts in a demand deposit account. These lines of credit were unused at October 31, 2001 and 2000.

NOTE 5 - INCOME TAXES
The Company files a consolidated federal income tax return. The Company is currently under review by the Internal Revenue Service on its most recent filings.
The following is a reconciliation of income tax expense per consolidated statements of earnings to that computed by using the federal statutory tax rate of 34% for 2001 and 35% for 2000 and 1999:

                                                                                  Year Ended October 31,
                                                                     ------------------------------------------------
                                                                          2001              2000             1999
                                                                     ------------------------------------------------
Federal tax at the statutory rate................................    $   765,712       $  7,982,013      $ 12,829,393
Increase (decrease) in taxes resulting from:
     State income taxes, net of federal tax benefit..............        (48,231)           473,894         1,174,198
     Other items, net............................................        186,591            288,394           172,639
                                                                     -----------       ------------      ------------
Income taxes per consolidated statements of earnings.............    $   904,072       $  8,744,301      $ 14,176,230
                                                                     ===========       ============      ============

The components of income tax expense are as follows:

                                                                                    Year Ended October 31,
                                                                     ------------------------------------------------
                                                                         2001             2000             1999
                                                                     ------------------------------------------------
Current income taxes:
   Federal.......................................................    $   361,433       $  7,351,210      $ 12,016,060
   State.........................................................       (237,318)           440,664         1,611,362
                                                                     -----------       ------------      ------------
        Total current income taxes...............................        124,115          7,791,874        13,627,422
                                                                     -----------       ------------      ------------
Deferred income taxes:
   Federal.......................................................        615,717            664,023           353,712
   State.........................................................        164,240            288,404           195,096
                                                                     -----------       ------------      ------------
        Total deferred income taxes..............................        779,957            952,427           548,808
                                                                     -----------       ------------      ------------

Total income taxes...............................................    $   904,072       $  8,744,301      $ 14,176,230
                                                                     ===========       ============      ============

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. There are no valuation allowances. The deferred tax liabilities and assets are as follows:

                                                                                                   October 31,
                                                                                             ----------------------------
                                                                                                 2001             2000
                                                                                             ----------------------------
   Deferred tax liabilities:
     Depreciation.......................................................................     $29,638,559      $29,378,741
     Purchase price accounting differences..............................................       1,578,852        1,578,852
     Other..............................................................................         400,071          618,263
                                                                                             -----------      -----------
          Total deferred tax liabilities................................................      31,617,482       31,575,856
                                                                                             -----------      -----------
   Deferred tax assets:
     Reserves and accruals..............................................................       1,863,769        1,955,519
     Self-insurance.....................................................................       1,390,601        1,345,506
     Uniform capitalization.............................................................         401,910          798,253
     Derivative transactions............................................................       2,132,062            -
     Other..............................................................................       1,597,915        1,500,753
                                                                                             -----------      -----------
          Total deferred tax assets.....................................................       7,386,257        5,600,031
                                                                                             -----------      -----------
   Net deferred tax liabilities.........................................................     $24,231,225      $25,975,825
                                                                                             ===========      ===========

   NOTE 6 - LONG-TERM DEBT

   Long-term debt consisted of the following:

                                                                                                     October 31,
                                                                                          -------------------------------
                                                                                                2001            2000
                                                                                          -------------------------------
   Syndicated term loan, secured by equipment, payable in quarterly installments of $3,750,000. Interest payable quarterly at the LIBOR
     rate of 2.60% plus 2.50%. Due January 3, 2006....................................... $  108,750,000    $ 123,750,000
   Other notes payable...................................................................        124,521          160,990
   Revolving credit agreement............................................................           -                -
                                                                                          --------------    -------------
        Total............................................................................    108,874,521      123,910,990
   Less - current portion................................................................     15,039,488       15,036,469
                                                                                          --------------    -------------
   Long-term debt........................................................................ $   93,835,033    $ 108,874,521
                                                                                          ==============    =============

In December 1998, the Company entered into a $30,000,000 revolving credit agreement with a group of banks that extends through December 15, 2003. Under the revolving credit agreement, interest is payable at October 31, 2001 and 2000, at the LIBOR rate of 2.60% plus 1.75% and the LIBOR rate of 6.815% plus
 .40%, respectively. The agreement requires the Company to pay a facility fee at an annual rate of .35% and .25% for 2001 and 2000, respectively.

The Company does not use derivatives for trading purposes. Interest rate swaps, a form of derivative, are used to manage interest costs. On June 25, 1999, the Company did a reverse swap, converting $40,000,000 of term debt to a variable interest rate from a fixed rate. A fee of $1,300,000 was received and is being recorded in income ratably over the 6 1/2 years which remained to maturity of the term loan. Currently, the Company maintains an interest rate swap agreement resulting in a fixed rate of 8.06% on the notional amount of $77,750,000 through January 3, 2006. The difference between fixed rate and floating rate interest is recognized as an adjustment to interest expense in the period incurred. The remaining $31,000,000 of variable rate term debt is subject to the risk of fluctuations in short-term interest rates; however, cash and investments at October 31, 2001 provided a hedge against rising interest rates. The fair value of the current swap is estimated based on current settlement prices and was approximately $4,460,000, in favor of the Lender at October 31, 2001.

Under the loan agreements, the Company must maintain consolidated current assets of not less than 1.5 times consolidated current liabilities and maintain consolidated funded debt of not greater than .50 times consolidated total capitalization. In addition, consolidated funded debt cannot be greater than 5 times consolidated EBITDA, and the ratio of EBITDA to the sum of current maturities of long-term debt and consolidated interest expense must equal at least 1.0. The Company was in compliance with the loan agreements as of October 31, 2001 and 2000.

Annual aggregate long-term debt maturities are approximately $15,000,000 for each of the next five years.

NOTE 7 - DERIVATIVE INSTRUMENTS

Effective November 1, 2000, the Company adopted SFAS No. 133. In the 2001 first quarter, in accordance with the transition provisions of SFAS No. 133, the Company recorded a cumulative effect earnings adjustment, after applicable taxes, of $1,663,516 in other comprehensive income to recognize the fair value of all derivatives designated as cash-flow hedging instruments.

For certain hedging relationships, SFAS No. 133 eliminates special accounting formerly provided by U.S. GAAP. The Company has traditionally entered into interest rate swap and similar instruments to manage its exposure to movements in interest rates paid on corporate debt. Such instruments are matched with underlying borrowings. SFAS No. 133 eliminates special hedge accounting if the swap agreements do not meet certain criteria, thus requiring the Company to reflect all changes in their fair value in its current earnings. Since the Company's current swap agreements meet the required criteria necessary to use special hedge accounting, the Company recorded a $4,339,218 after-tax loss adjustment, for the year ended October 31, 2001, through other comprehensive income, as a result of the change in the fair value of these swap instruments. Due to fluctuations in interest rates and volatility in market expectations, the fair market value of interest rate swap instruments can be expected to appreciate or depreciate over time. The Company plans to continue its practice of economically hedging various components of its debt. However, as a result of SFAS No. 133, such swap instruments may now create volatility in future reported earnings or other comprehensive income.

In the 2001 third quarter, the Company entered into a one-year derivative financial instrument to minimize the exposure of price risk related to certain natural gas purchases used in the manufacturing process. The contracts used to mitigate the price risk related to natural gas purchases are designated as effective cash flow hedges for a portion of the natural gas usage over the period in the agreement. Unrealized gains and losses associated with marking the contracts to market are recorded as a component of other comprehensive income and included in the stockholders' equity section of the balance sheet as part of accumulated comprehensive income (loss). These gains and losses are recognized in earnings in the month in which the related natural gas is used, or in the month a hedge is determined to be ineffective. For the year ended October 31, 2001, the Company recorded a $522,390 after-tax loss adjustment, through other comprehensive income, related to future transactions, which are expected to be recognized in earnings within the one-year contract term. There were no ineffective hedges for the year ended October 31, 2001.

 NOTE 8 - COMMITMENTS AND CONTINGENT LIABILITIES

 At October 31, 2001, the Company was committed for $650,000 for purchases of equipment and production facilities.

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

 NOTE 9 - COMMON STOCK AND EARNINGS PER SHARE

 Outstanding common stock consists of 560,000 shares, issued prior to October 31, 1967, at no stated value; 750,656 shares issued subsequent to October 31, 1967, at a stated value of $.50 per share; 1,310,656 shares issued in 1981 at no stated value; 1,310,656 shares, less the equivalent of 42 fractional shares, issued in 1986 at no stated value; 1,965,963 shares, less the equivalent of 151 fractional shares, issued in 1988 at no stated value; 800 shares issued in 1989 at no stated value; 3,000 shares issued in 1992 at no stated value; 1,200 shares issued in 1993 at no stated value; 44,000 shares issued in 1994 at no stated value; 3,023,804 shares, less the equivalent of 152 fractional shares, issued in 1995 at no stated value; 23,750 shares issued in 1996 at no stated value; 35,950 shares issued in 1997 at no stated value; 4,572,870 shares, less the equivalent of 158 fractional shares, issued in 1998 at no stated value, less 1,253,800 treasury (repurchased) shares retired during 1998; 75,900 shares issued in 1999 at no stated value, less 126,000 treasury (repurchased) shares retired during 1999; 30,275 shares issued in 2000 at no stated value, less 155,000 treasury (repurchased) shares retired during 2000 and 10,500 shares issued in 2001 at no stated value. During the years ended October 31, 1986 and October 31, 1996, the Company increased authorized common stock from 4,000,000 shares to 10,000,000 shares, and from 10,000,000 shares to 20,000,000 shares, respectively. The Company retired in 1998, 1999 and 2000 all of its treasury stock applicable to the shares acquired through its common stock repurchase plans.

SFAS No. 128, "Earnings per Share", requires the presentation of "basic" earnings per share and "diluted" earnings per share on the face of the statement of earnings. Basic earnings per share is computed by dividing the net income available to common stockholders by the weighted average shares of outstanding common stock. The calculation of diluted earnings per share is similar to basic earnings per share except that the denominator includes dilutive common stock equivalents such as stock options and warrants. Basic earnings per share have been computed based on the weighted average number of shares outstanding of 10,908,584 for 2001, 10,952,529 for 2000 and 11,065,531 for 1999. The average number of shares outstanding was weighted after giving effect to stock options exercised and/or repurchased common stock during 2001, 2000 and 1999. Diluted earnings per share have been computed based on the weighted average number of shares outstanding (including outstanding and exercisable stock options) of 10,950,723 for 2001, 10,990,032 for 2000 and 11,134,118 for 1999.

NOTE 10 - PROFIT SHARING PLANS

The Company, including Shredded Products Corporation, RESCO Steel Products Corporation, Socar, Inc. and Steel of West Virginia, Inc. ("SWVA"), has qualified profit sharing plans which cover substantially all employees. John W. Hancock, Jr., Inc. has an unqualified plan. Socar, Inc.'s annual contribution is discretionary while the other plans', except SWVA, annual contribution cannot exceed 20% of their combined earnings before income taxes. SWVA's annual contribution cannot exceed 17% of its pretax profit for bargaining unit employees, with comparable amounts contributed ratably to the nonbargaining group. Total contributions of all Companies shall not exceed the maximum amount deductible for such year under the Internal Revenue Code and amounted to $822,609 for 2001, $5,093,651 for 2000 and $7,887,891 for 1999.

NOTE 11 - INTEREST EXPENSE

Interest expense is stated net of interest income of $1,518,196 in 2001, $2,028,208 in 2000 and $1,923,754 in 1999.

NOTE 12 - STOCK OPTIONS

Under a nonqualified stock option plan approved by the stockholders in 1989, the Company may issue 112,500 shares of unissued common stock to employees of the Company each plan year. Under a non-statutory stock option plan approved by the Board in 1997, the Company may issue 25,000 shares of unissued common stock to directors of the Company over the life of the plan. Options for 112,500 shares were granted for 2001, 112,500 shares for 2000,112,500 shares for 1999, 84,000 shares for 1998, 82,000 shares for 1997, 75,000 shares for 1996, 41,500 shares for 1995, 36,000 shares for 1992 and 32,500 shares for 1990. Three-for-two stock splits in 1998 and 1995 increased these grants an additional 117,275 and 32,300 shares, respectively. These options are exercisable for a term of 5 years for employees and 10 years for directors from the date of grant, and a summary follows:

                                                     Weighted Average
                                                      Exercise Price
                                                        Per Share       Shares
                                                       -----------      -------
Balance, November 1, 1998..............................   $11.31        297,225
Granted................................................    13.77        112,500
Exercised..............................................     9.43        (75,900)
Expired or terminated..................................      -             -
                                                                        -------
Balance, October 31, 1999..............................    12.57        333,825
Granted................................................    14.45        112,500
Exercised..............................................     7.56        (30,275)
Expired or terminated..................................      -             -
                                                                        -------
Balance, October 31, 2000..............................    13.44        416,050
Granted................................................     9.61        112,500
Exercised..............................................     7.93        (10,500)
Expired or terminated..................................     7.93        (16,500)
                                                                        -------
Balance, October 31, 2001..............................    12.88        501,550
                                                                        =======
Shares available for grant at year-end                                    None
                                                                        =======


The Company applies APB No. 25 and related Interpretations in accounting for the nonqualified stock option plans. Accordingly, compensation cost of $191,250, $286,875 and $272,813 for the years ended October 31, 2001, 2000 and 1999, respectively, was recognized for the difference between the exercise price and the fair value of the stock price at the grant date. Had compensation cost been determined based on the fair value at the grant dates consistent with the method of SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                          Year Ended October 31,
                                            -------------------------------------------------
                                               2001               2000                1999
                                            -------------------------------------------------
Net earnings:
   As reported........................      $1,348,022         $14,061,449        $22,479,179
                                            ==========         ===========        ===========
   Pro forma..........................      $1,270,487         $13,870,069        $22,253,600
                                            ==========         ===========        ===========
Basic net earnings per share:
   As reported........................      $     0.12         $      1.28        $      2.03
                                            ==========         ===========        ===========
   Pro forma..........................      $     0.12         $      1.27        $      2.01
                                            ==========         ===========        ===========

Diluted net earnings per share:
   As reported........................      $     0.12         $      1.28        $      2.02
                                            ==========         ===========        ===========
   Pro forma..........................      $     0.12         $      1.26        $      2.00
                                            ==========         ===========        ===========

The fair value of options granted during the years ended October 31, 2001, 2000 and 1999 was $3.99, $6.89 and $7.22, respectively.

The following table summarizes information about stock options outstanding and exercisable at October 31, 2001:

                                  Number              Remaining
           Exercise           Outstanding and      Contractual Life
            Prices              Exercisable            In Years
           --------           ---------------       ---------------
           $ 8.93                  38,750                  .33
             9.61                 112,500                 4.25
            10.50                  10,000                 5.33
            13.71                 103,000                 2.21
            14.45                 112,500                 3.25
            14.56                   7,500                 2.79
            14.88                 103,800                 1.25
            17.50                  13,500                 6.25
                                ---------
                                  501,550
                                =========

The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2001, 2000 and 1999, respectively: dividend yield of 3.02%, 2.59% and 2.42%; expected volatility of 37.19%, 41.41% and 47.81%;
risk-free interest rates of 4.87%, 5.81% and 5.93%; and an expected life of 5 years.

NOTE 13 - HEALTH BENEFITS AND POSTRETIREMENT COSTS
The Company currently provides certain health care benefits for terminated employees who have completed 10 years of continuous service after age 45, and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", requires the Company to accrue the estimated cost of such benefit payments during the years the employee provides services. The Company previously expensed the cost of these benefits as claims were incurred. SFAS No. 106 allows recognition of the cumulative effect of the liability in the year of adoption or the amortization of the obligation over a period of up to 20 years. The Company has elected to recognize this obligation of approximately $1,381,000 over a period of 20 years. Cash flows are not affected by implementation of SFAS No.106, but implementation decreased net earnings from continuing operations for 2001, 2000 and 1999 by $142,062, $195,442 and $199,447, respectively.

The Company's postretirement benefit plan is not funded. The accrued postretirement benefit cost recognized in the balance sheets at October 31 is as follows:

                                                                                2001             2000          1999
                                                                            -----------      ----------     -----------
Accumulated postretirement benefit obligation:
   Retirees..............................................................    $  215,498      $  293,272     $   408,619
   Fully eligible plan participants......................................       867,634         928,845         909,362
   Other active plan participants........................................     1,099,553       1,067,075       1,086,801
                                                                             ----------      ----------     -----------
   Accumulated postretirement benefit obligation.........................     2,182,685       2,289,192       2,404,782
Unrecognized net actuarial gains.........................................       802,897         536,958         176,455
Unrecognized transition obligation.......................................      (829,000)       (898,000)       (967,000)
                                                                             ----------      ----------     -----------

Accrued postretirement benefit cost......................................    $2,156,582      $1,928,150      $1,614,237
                                                                             ==========      ==========     ===========
Net postretirement benefit cost consisted of the following components:

   Service cost..........................................................    $  181,275      $  215,030     $   213,950
   Interest cost on accumulated postretirement benefit obligation........       139,290         143,275         136,741
   Net amortization......................................................       (11,477)         58,703          69,000
                                                                             ----------      ----------     -----------
Net postretirement benefit cost..........................................    $  309,088      $  417,008     $   419,691
                                                                             ==========      ==========     ===========

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 8.5% for 1999, decreasing linearly each successive year until it reaches 5.16% in 2006, after which it remains constant. A one-percentage-point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation by $139,265 and the net postretirement benefit cost by $38,786. The assumed discount rate used in determining the accumulated postretirement benefit obligation was 7.00% and 7.75% for the years ended October 31, 2001 and 2000, respectively.

NOTE 14 - UNAUDITED QUARTERLY FINANCIAL DATA

Summarized unaudited quarterly financial data for 2001 follows:

                                                                                Three Months Ended
                                                         ----------------------------------------------------------------
                                                         January 31         April 30           July 31         October 31
                                                         ----------------------------------------------------------------
Sales............................................        $74,771,535       $77,925,125      $79,420,173       $75,557,772
                                                         ===========       ===========      ===========       ===========
Gross earnings...................................        $ 9,627,159       $ 8,641,338      $ 8,571,720       $ 8,091,083
                                                         ===========       ===========      ===========       ===========
Net earnings (loss)..............................        $   624,637       $   872,719      $    81,646       $  (230,980)
                                                         ===========       ===========      ===========       ===========
Net earnings (loss) per share:
   Basic.........................................        $       .06       $       .08      $       .01       $      (.02)
                                                         ===========       ===========      ===========       ===========
   Diluted.......................................        $       .06       $       .08      $       .01       $      (.02)
                                                         ===========       ===========      ===========       ===========

Summarized unaudited quarterly financial data for 2000 follows:

                                                                                Three Months Ended
                                                         ----------------------------------------------------------------
                                                         January 31         April 30          July 31         October 31
                                                         ----------------------------------------------------------------
Sales............................................        $91,405,132       $99,712,737      $94,409,174       $87,201,065
                                                         ===========       ===========      ===========       ===========
Gross earnings...................................        $16,450,803       $18,354,501      $16,310,329       $11,345,429
                                                         ===========       ===========      ===========       ===========
Net earnings.....................................        $ 3,954,383       $ 4,825,359      $ 3,746,041       $ 1,535,666
                                                         ===========       ===========      ===========       ===========
Net earnings per share:
   Basic.........................................        $       .36       $       .44      $       .34       $       .14
                                                         ===========       ===========      ===========       ===========
   Diluted.......................................        $       .36       $       .44      $       .34       $       .14
                                                         ===========       ===========      ===========       ===========

NOTE 15 - ACQUISITION

On December 16, 1998, the Company acquired all of the outstanding common shares of Steel of West Virginia, Inc. ("SWVA"), a Huntington, West Virginia steel manufacturer, upon completion of its cash tender offer. The consideration given was approximately $117.1 million, including the assumption of approximately $52.3 million of indebtedness, which translates into $10.75 net per SWVA share, for approximately 6,028,000 shares on a fully-diluted basis. Upon merger, SWVA became a wholly-owned subsidiary of Roanoke Electric Steel Corporation, and each share of SWVA common stock not purchased in the offer (approximately 3.6% of SWVA's outstanding shares) was converted, subject to appraisal rights, into the right to receive $10.75 in cash, without interest. Funding for the acquisition was provided by a syndicate of four banks, including First Union National
Bank, Agent. SWVA operates a mini-mill in Huntington, West Virginia, and steel fabrication facilities in Huntington and Memphis, Tennessee, while custom designing and manufacturing special steel products principally for use in the construction of truck trailers, industrial lift trucks, off-highway construction equipment (such as bulldozers and graders), manufactured housing, guardrail posts and mining equipment. The acquisition has been accounted for as a purchase. Accordingly, the results of operations and cash flows are reflected in the consolidated financial statements from the date of acquisition, and the acquired assets and liabilities were included in the 1999 consolidated balance sheet at values based on a purchase price allocation, rendered through appraisals and other evaluations. The purchase price allocation is summarized below:

                                                        December 16, 1998
                                                        -----------------
Accounts and other receivables........................     $17,811,730
Inventories...........................................      35,089,765
Prepaid expenses and other current assets.............       1,848,853
Property, plant and equipment.........................      79,914,154
Goodwill..............................................      16,196,961
Other assets..........................................         304,356
Accounts and other payables...........................      (9,596,233)
Accrued expenses and other current liabilities........      (7,194,079)
Long-term debt........................................     (52,804,120)
Other liabilities.....................................     (13,650,314)
                                                           -----------
Net purchase price....................................     $67,921,073
                                                           ===========

Unaudited pro forma consolidated results of operations for the year ended October 31, 1999, assuming the SWVA acquisition had occurred at the beginning of the period, are as follows:

                                                              (Unaudited)
                                                               Year Ended
                                                            October 31, 1999
                                                            ----------------

Sales.................................................         $385,122,061
                                                               ============
Net earnings..........................................         $ 21,258,387
                                                               ============
Net earnings per share:
   Basic..............................................         $       1.92
                                                               ============
   Diluted............................................         $       1.91
                                                               ============

The pro forma consolidated results of operations include adjustments to give effect to amortization of goodwill, interest expense on acquisition debt and certain other adjustments, together with related income tax effects. The unaudited pro forma information is not necessarily indicative of the results of operations that would have occurred had the purchase been made at the beginning of the period presented or the future results of the combined operations.

NOTE 16 - SUPPLEMENTAL CASH FLOW INFORMATION

                                                                 Year Ended October 31,
                                                        -----------------------------------------
                                                            2001           2000          1999
                                                        -----------------------------------------
Cash paid during the period for:
   Interest (net of amount capitalized) . . . .         $8,591,557      $9,093,070   $  8,279,679
                                                        ==========      ==========   ============
   Income taxes (net of cash received) . . . . .        $  659,766      $9,417,793   $ 11,694,896
                                                        ==========      ==========   ============
Detail of acquisition:
   Fair value of assets acquired . . . . . . . .                                     $151,165,819
   Liabilities assumed . . . . . . . . . . . . .                                      (83,244,746)
                                                                                     ------------
Net cash paid for acquisition. . . . . . . . . .                                     $ 67,921,073
                                                                                     ============

NOTE 17 - DEFERRED COMPENSATION PLAN

The Company maintains a nonqualified deferred compensation plan (the "Executive Deferred Compensation Plan"). The purpose of the Executive Deferred Compensation Plan is to provide to certain eligible employees of the Company the opportunity to: (1) defer elements of their compensation (including any investment income thereon) which might not otherwise be deferrable under the current plans; and
(2) receive the benefit of additions to their deferral comparable to those obtainable under the current plans in the absence of certain restrictions and limitations in the Internal Revenue Code. Amounts deferred are paid into a trust owned by the Company and are included in other assets. The Company's liability and trust asset under the Executive Deferred Compensation Plan as of October 31, 2001 and 2000 was $523,496 and $541,553, respectively.

NOTE 18 - ENTERPRISE-WIDE INFORMATION

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

                                                                                  Financial Information Relating to
                                                                                           Classes of Products
                                                                          ------------------------------------------------
                                                                               2001            2000              1999
                                                                          ------------------------------------------------
Sales to unaffiliated customers:
   Merchant steel and specialty steel sections.....................       $190,631,577      $228,202,644      $210,850,231
   Bar joints and rebar............................................        101,985,847       122,549,851       125,854,046
   Billets.........................................................         15,057,181        21,975,613        36,258,673
                                                                          ------------      ------------      ------------
Total consolidated sales  .........................................       $307,674,605      $372,728,108      $372,962,950
                                                                          ============      ============      ============

Information relating to geographic areas indicates that significantly all of the consolidated sales are domestic, as foreign revenues are not material.

Independent Auditors'Report

To the Stockholders and Board of Directors of Roanoke Electric Steel
Corporation:

We have audited the accompanying consolidated balance sheets of Roanoke Electric Steel Corporation and its wholly-owned subsidiaries as of October 31, 2001 and 2000, and the related consolidated statements of earnings, stockholders' equity and comprehensive earnings (loss), and cash flows for each of the three years in the period ended October 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Roanoke Electric Steel Corporation and its wholly-owned subsidiaries at October 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 7 to the consolidated financial statements, effective November 1, 2000, the Company changed its method for accounting and reporting derivative instruments.

                                                /s/ Deloitte & Touche LLP

                                                  Raleigh, North Carolina
                                                  November 16, 2001

Stock Activity

The Common Stock of Roanoke Electric Steel Corporation is traded on the Nasdaq National Market using the symbol RESC. At year-end, there were approximately 675 shareholders of record.

                                       2001           2000
                                   Stock Prices   Stock Prices  Cash Dividends
--------------------------------------------------------------------------------
                                   High     Low    High   Low      2001    2000
--------------------------------------------------------------------------------
First Quarter...................  12.31     9.81  17.13  14.94     $.10    $.10
Second Quarter..................  16.00    10.50  17.31  15.13      .10     .10
Third Quarter...................  17.50    13.50  17.38  11.63      .10     .10
Fourth Quarter..................  17.70    11.01  12.63   9.75      .10     .10

Management's Discussion And Analysis Of Financial Condition And Results Of Operations

Results of Operations

Sales

     On December 16, 1998, the company acquired 100% of the capital stock of Steel of West Virginia, Inc. ("SWVA"), a steel manufacturer, and 1999 results reflect the operations of SWVA from the date of acquisition. Financial statements for 1998 and prior years were not restated to include SWVA because the acquisition was treated as a purchase for accounting purposes. Consequently, sales increased 26.3% in 1999 due, primarily, to the inclusion of SWVA's revenues in consolidated sales. Higher selling prices for fabricated products also had a favorable impact on sales. However, sales were negatively affected by significant declines in selling prices for both merchant bar products and billets, together with reductions in tons shipped of bar products, fabricated products and billets, with the latter down substantially. Increased competition from foreign and domestic producers prompted industry-wide list price reductions for bar products at the beginning of the year, and prices had not fully recovered by year's end. Excess inventories at steel service centers and a shortage of transportation equipment contributed to the slight reduction in tons shipped of bar products as bar markets were generally good throughout the year. A dramatic change in our market for billets brought diminished demand and a 25.6% decline in tons shipped. Billet selling prices declined with sharp reductions in scrap prices, which normally trigger changes in billet prices. Competitive conditions within the commercial construction industry generally impact selling prices and shipment levels of fabricated products and were relatively favorable during the year as reflected in the higher selling prices. The reduced shipments were caused by minor factors other than competition as business conditions continued strong and backlogs remained high.

     Sales for 2000 were flat due, again, to the acquisition of SWVA. Sales for the year included SWVA's revenues for the entire period, whereas sales for 1999 included only the portion of SWVA's revenues from the date of acquisition. Improved selling prices for billets and bar products favorably impacted sales, also. However, sales were negatively affected by a 46% decrease in billet shipments, reduced bar and fabricated products shipments and lower selling prices for fabricated products. The dramatic reduction in billet shipments and changed billet market conditions the past two years was attributable to the financial condition and eventual bankruptcy of a major customer. Shipments to this customer were purposely curtailed to reduce the exposure to bad debts. The Company was not able to place the lost tonnage with alternate sources, other than the tons used internally by SWVA. Billet selling prices were higher due to increased scrap prices. Average selling prices for bar products increased 1.2% for the year, but list prices had fallen sharply by the end of the year as a result of increased foreign and domestic competition. The increased competition and price uncertainty reduced order entry and backlogs and caused a 2.3% decrease in bar products shipments. The decline in fabricated products selling prices and shipments was caused by increased competition within the construction industry, even though business conditions continued strong and backlogs were high. The decline in fabricated products shipments was also affected by shortages of structural steel components.

     In 2001, sales declined 17.5% as a result of depressed economic conditions within the steel industry, construction industry and certain niche markets. Selling prices for merchant bar products, fabricated products and specialty products declined 15%, 3% and 9%, respectively, due to heightened foreign and domestic competition. Selling prices for billets were 6.1% lower, mostly attributable to falling scrap steel costs. Shipment volumes were, also, negatively affected by poor business conditions. Shipments of specialty products were down 15.5%, primarily, as a result of depressed economic conditions within major market segments. Fabricated products shipments decreased 16% as construction activity slowed dramatically during the latter part of the year. Billet shipments declined 27% due to poor market conditions and the loss of the major customer referred to earlier. However, sales were positively affected by a 9% increase in tons shipped of merchant bar products due to new product offerings and declining inventory levels at steel service centers.

Cost of Sales and Gross Margins

    Cost of sales increased significantly in 1999 due, principally, to the inclusion of SWVA's costs in the consolidated statements, in spite of the decreased shipments for all products classes, and the drop in the cost of scrap steel, our main raw material. In 2000, cost of sales increased, mainly, as a result of the impact of SWVA's costs and a significant increase in the cost of scrap steel. Cost of sales declined in 2001 due, primarily, to the decreased tons shipped of billets, fabricated products and specialty products, together with the lower scrap costs.

    Gross earnings as a percentage of sales increased in 1999 from 19.5% to 20.2%, primarily, as a result of the impact of substantially reduced lower-margin billet shipments. In addition, lower scrap prices and higher selling prices for fabricated products were negatively affected by the lower selling prices for bar products and billets and the effects of lower production levels on costs. In 2000, the percentage of gross earnings to sales dropped substantially to 16.8% due, primarily, to a 20% increase in the average cost of scrap steel and lower selling prices for specialty steel sections and fabricated products. Gross earnings as a percentage of sales fell further in 2001 to 11.5%, mostly, as a result of the declines in selling prices for all product classes, in spite of the lower scrap costs.

    For 1999, the consolidation of SWVA was, mainly, responsible for the increased gross earnings, together with the improved margins for fabricated products. Net earnings improved in spite of higher administrative, interest and profit sharing expenses. Reduced margins for all product classes and significantly lower billet shipments were, mainly, responsible for the lower gross and net earnings in 2000. Further reductions in margins and reduced volumes for most product classes accounted for the lower gross and net earnings in 2001.

Administrative Expenses

    In 1999, administrative expenses increased due, mostly, to the inclusion of SWVA's expenses in the current financial statements. Executive and management compensation increased with the improved earnings in accordance with various incentive arrangements. In addition, other expenses such as insurance increased. Administrative expenses as a percentage of sales increased to 6.8%. A charge to bad debts of $2.5 million due to the bankruptcy of a major billet customer accounted for most of the increase in administrative expenses in 2000. The inclusion of SWVA's expenses in 2000 covering a longer period than in 1999 also contributed to the increase, combined with higher professional fees and insurance expense. A number of expenses declined, including executive and management compensation, contributions and advertising. Administrative expenses as a percentage of 2000 sales rose to 7.7%, however, without the charge for bad debts, the percentage would have increased to only 7.0%. In 2001, administrative expenses declined due to reduced bad debts and executive and other management compensation. Other expenses such as insurance and professional fees were higher. Administrative expenses as a percentage of sales increased to 8.3%, resulting from the significant decline in sales.

Interest Expense

    Interest expense increased significantly in 1999 due to substantially higher borrowings, related to the SWVA acquisition, and slightly higher interest rates, in spite of increased interest income of $1,923,754 and higher capitalized interest of $193,052. In 2000, interest expense increased only slightly, in spite of lower average borrowings and increased interest income of $2,028,208, as a result of higher interest rates and no reduction for capitalized interest. Interest expense was, again, slightly higher in 2001 due to higher interest rates and lower interest income of $1,518,196, which more than offset reduced average borrowings.

  Profit Sharing Expense and Income Taxes

      Contributions to various profit sharing plans are determined as a proportion of earnings before income taxes and should normally increase and decrease with earnings.

      In 1999,income tax expense as a percentage of pretax income increased as a result of nondeductible amortization of the excess investment in SWVA and higher West Virginia income tax rates. The effective rate declined in 2000 due to the over accrual of prior years' state income taxes, which offset the effects of increased nondeductible amortization and lower recycling credits. In 2001,the effective rate increased due to the effect of nondeductible amortization and other expenses on the lower book income.

Financial Condition, Liquidity and Capital Resources

      At year-end, working capital was $104,919,632, cash and investments were $38,584,438, the current ratio was 3.2 to 1 and the quick ratio was 1.8 to 1. All are sound indicators of ample liquidity and a healthy financial condition. Current debt maturities are $15,000,000 annually, which will affect future liquidity and working capital. Our unused $30,000,000 revolving credit facility, combined with internally generated funds and the cash and investments mentioned above should provide the liquidity and capital resources necessary to remain competitive, fund operations and future growth and meet required debt retirement.

      At October 31, 2001, there were commitments for the purchase of property, plant and equipment of approximately $650,000. These commitments will also affect working capital and future liquidity and will be financed from internally generated funds, the revolving credit facility and existing cash reserves. In 2001, depreciation and amortization, alone, provided over $17,500,000 of cash flows for the replacement and modernization of our facilities.

      During the year, borrowings decreased to $108,874,521, and the ratio of debt to equity remained the same at 1.3 to 1. The percentage of long-term debt to total capitalization decreased from 42.9% to 40.4% at year-end. However, net long-term debt, after deducting cash and investments, as a percentage of total capitalization was only 28.5%, much more respectable and below our desired level of 30%. With debt comprising a higher percentage of our capital structure and much tighter credit markets, the availability of capital resources could be more limited than in the past.

      The Company successfully completed its efforts to ensure Year 2000 readiness for all of its critical computer systems. As a result, the Company experienced no interruption of its operations during the transition to the Year 2000. The cost of the Company's Year 2000 efforts was approximately $590,000.

      Management is of the opinion that adoption of the Clean Air Act Amendments or any other environmental concerns will not have a materially adverse effect on the Company's operations, capital resources or liquidity (see Note 8). Additional future capital expenditures are presently estimated to be less than $10,000,000.

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

Officers

Donald G. Smith, 66
Chairman, President, Treasurer
and Chief Executive Officer
44 years of service

J. Kenneth Charles, III, 48
President, Socar, Inc.
24 years of service

Timothy R. Duke, 50
President and Chief Executive Officer,
Steel of West Virginia, Inc.
14 years of service

James F. Garlow, 65
President, John W. Hancock, Jr., Inc.
40 years of service

H. James Akers, Jr., 62
Vice President, Melt Operations
45 years of service

Daniel L. Board, 64
Vice President, Purchasing
41 years of service

Thomas J. Crawford, 46
Vice President Administration and Secretary
24 years of service

Donald R. Higgins, 56
Vice President-Sales
36 years of service

John E. Morris, 60
Vice President-Finance and Assistant Treasurer
30 years of service

Board Of Directors

Frank A.Boxley
President,
Southwest Construction, Inc.

George B. Cartledge, Jr.
Chairman,
Grand Home Furnishings, Inc.

Timothy R. Duke
President and Chief Executive Officer,
Steel of West Virginia, Inc.

George W. Logan
Chairman,
Valley Financial Corporation

Charles I. Lunsford, II
Retired Chairman,
Charles Lunsford Sons & Associates

Thomas L. Robertson
Chairman,
Carilion Biomedical Institute

Donald G. Smith
Chairman, President, Treasurer
and Chief Executive Officer,
Roanoke Electric Steel Corporation

Paul E. Torgersen
Retired President,
Virginia Polytechnic Institute
and State University

John D. Wilson
Retired President,
Washington & Lee University

Committees Of The Board

Executive:
D.G. Smith, Chairman;
T.L. Robertson,
P.E. Torgersen,
G.B. Cartledge,Jr.

Audit:
T.L. Robertson, Chairman;
G.W. Logan,
P.E. Torgersen

Profit Sharing:
C.I. Lunsford,II, Chairman;
D.G. Smith,
J.E. Morris

Compensation and Stock Option:
G.B. Cartledge, Jr., Chairman;
F.A. Boxley,
C.I. Lunsford,II,
J.D.Wilson

Corporate Information

Annual Meeting
The 2002 Annual Meeting of Shareholders will be held at 10:00 a.m. on Tuesday, February 19, 2002 at the American Electric Power Company Building, 40 Franklin Road, S.W., Roanoke, Virginia.

General Counsel
Woods, Rogers & Hazlegrove P.L.C.
Roanoke, Virginia

Independent Auditors
Deloitte & Touche LLP
Raleigh, North Carolina

Transfer Agent
Shareholder Inquires:
EquiServe
P.O. Box 43012
Providence, RI
02940-3012
1-800-633-4236
www.equiserve.com

Registered and overnight mail:
EquiServe
150 Royall Street
Canton, MA 02021

Dividend Reinvestment Plan
Roanoke Electric Steel offers its shareholders a dividend reinvestment plan through its transfer agent. For more information, please contact the transfer agent or Thomas J. Crawford, Vice President Administration and Secretary.

Stock Listing
Nasdaq National Market
Symbol: RESC

Financial Information
Analysts,investors and others seeking financial information are requested to contact: John E. Morris, Vice President-Finance or Thomas J. Crawford, Vice President Administration and Secretary.

Copies of the Corporation's Annual Report or Form 10-K may be obtained without charge by writing to Mr. Crawford at the address below.

Corporate Office
102 Westside Boulevard
P.O. Box 13948
Roanoke, Virginia 24038-3948
540-342-1831

Roanoke Electric Steel Corporation

Steel Mini-mills

    Parent:

       Roanoke Electric Steel Corporation
       102 Westside Boulevard NW
       P. O. Box 13948
       Roanoke, Virginia 24038-3948
       Telephone: 540-342-1831 Sales: 800-753-3532 Fax: 540-342-6610
       Web site: www.roanokesteel.com E-mail: sales@roanokesteel.com

    Subsidiary:

       Steel of West Virginia, Inc.
       17th Street & 2nd Avenue
       P. O. Box 2547
       Huntington, West Virginia 25726-2547
       Telephone: 304-696-8200 Sales: 800-624-3492 Fax: 304-529-1479
       Web site: www.swvainc.com E-mail: steel@swvainc.com or sales@swvainc.com

Steel Fabricators

    Subsidiaries:

       John W. Hancock, Jr., Inc.
       2535 Diuguids Lane
       P. O. Box 3400
       Salem, Virginia 24153
       Telephone: 540-389-0211 Sales: 800-336-5773 Fax: 540-389-0378
       Web site: www.hancockjoist.com E-mail: jwhmail@hancockjoist.com

       Marshall Steel, Inc.
       1555 Harbor Avenue
       P. O. Box 13463
       Memphis, Tennessee 38113-0463
       Telephone: 901-946-1124 Fax: 901-946-5676
       Web site: www.swvainc.com E-mail: marshallsteel@aol.com

       RESCO Steel Products Corporation
       438 Kessler Mill Road
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

       Socar of Ohio, Inc.
       21739 Road E 16
       P. O. Box 219
       Continental, Ohio 45831
       Telephone: 419-596-3100 Fax: 419-596-3120
       Web site: www.socarinc.com E-mail: socaroh@socarinc.com

 Scrap Steel Processor

      Subsidiary:

       Shredded Products Corporation
       700 Commerce Road
       Rocky Mount, Virginia 24151
       Telephone: 540-489-7599 Fax: 540-489-8431

       1144 Fluff Road
       P. O. Box 159
       Montvale, Virginia 24122
       Telephone: 540-947-2225 Toll free: 877-668-8253 Fax: 540-947-5173