Form 10-K, Exhibit 13
period 2002-10-31
ROANOKE ELECTRIC STEEL CORP
filed 2003-01-30
CIK 84278

ROANOKE ELECTRIC STEEL

Annual Report 2002

Making It In America

Making It In America

Soon after the first courageous settlers landed at Jamestown, Virginia, they began mining and working iron.

The ironworks of 1621 were small, built to meet the settlers' own needs for nails and tools. But considering the obstacles and adversity that the colonists faced in establishing new lives on a new continent, it was an impressive achievement.

Their fortitude persisted, and by 1700, the colonies were producing 2% of the world's iron.

Their success did not set well with the British king, who had become increasingly concerned that his territorial subjects were becoming too independent. This royal anxiety led to the passage of the 1750 Iron Act, which prohibited the building of mills in the colonies.

These economic restraints became a major factor leading to the Revolution.

When the war broke out in 1776, the colonies were producing thirty thousand tons of pig iron a year, one-seventh of the world's supply. Following the war, the manufacture of iron products increased substantially.

oanoke Electric Steel Corporation and its wholly-owned subsidiaries are engaged in the manufacturing, fabricating and marketing of merchant steel products, specialty steel sections, billets, open-web steel joists and reinforcing bars.
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

The manufacture of steel, however, remained an elusive goal to our forefathers.

They recognized that steel, which alloys iron with carbon, had superior qualities of strength and adaptability. But given the methods they had available, production costs were prohibitive.

It wasn't until 1856, when a British engineer named Henry Bessemer developed a unique new process for making steel, that production in America began to increase. The Bessemer process and the Siemens-Martin open hearth method, developed two years later, lowered costs and made it economically practical to produce steel for the volume needs of industry. Once steel's advantages became apparent, production increased even more. Railroad companies for instance, discovered that steel was far more durable for rails than iron, which became brittle and needed to be continually replaced.

Between 1880 and 1910, steel production grew to more than 24 million tons. America became the world leader in steel production.

2

ike the main plant, Steel of West Virginia, Inc., is a steel mini-mill operating in Huntington, West Virginia. A steel fabricating subsidiary, Marshall Steel, Inc., is located in Memphis, Tennessee.
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

Our national economy flourished with the growth of the steel industry. By 1969, annual production reached 141million tons.

But, in the six years following, the industry was dramatically challenged and shaken.

Vigorous competition emerged from new steel plants built in other countries. Because of their far lower labor costs, these competitors were able to sell well below America's price.

By 1975, steel production in America went into a deep decline.

While some predicted the demise of the American steel industry, management and workers bonded together with a fierce determination to work harder and smarter. Their commitment and perseverance endured. By 1988, annual steel production per worker had more than tripled.

Today, foreign competition is still a force to be reckoned with. But American steel remains strong and competitive. America's steel workers can be proud of what they have done, and what they continue to do.

Roanoke Electric Steel dedicates this year's annual report to our steelworkers. We recognize their contribution and share their pride in Making It In America.

4

ohn W. Hancock, Jr., Inc. and Socar, Inc. are steel fabrication subsidiaries located in Salem, Virginia, Florence, South Carolina and Continental, Ohio.
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

To Our Shareholders

2002 Results

          The steel industry suffered through another year of the most prolonged downturn in business conditions in recent memory. In fiscal 2002, many steel producers reported losses or lower earnings.

          Contributing factors include:

•	Lower selling prices

•	Slower construction activity

•	Increased competition

•	Deteriorating business conditions

          Compared with our segment of the industry, Roanoke Electric Steel fared better than most. We remain in a strong financial condition after suffering our first loss since our infancy in 1956. Our loss was $6,008,897 compared to a profit of $1,348,022 in 2001. That amounted to $.55 per share ($.55 diluted) compared with earnings per share of $.12 ($.12 diluted) for last year. Sales were down 14.3% ($263,773,709 vs. $307,674,605).

          As we began the year, prospects were not bright for an early recovery, and, as the year progressed, construction activity slowed even further, competition intensified, and business conditions worsened within certain niche markets. Shipment volumes fell 16% for fabricated products, 14% for specialty steel products and 3% for merchant bar products.

          Average selling prices fell 16% for fabricated products, and specialty steel prices were off 3%, after falling 9% in 2001 and 10% in 2000. On the brighter side, selling prices for bar products had increased 16% at year-end from their lowest point during the year, resulting in a 1% increase in average selling price from last year. The increase was significant, as it was the result of three consecutive increases in prices for bar products during the year, following declines in selling prices of 15% last year and 20% in 2000.

Financial Condition

          Conservative management practices once again proved their value as our financial condition remained strong.

•
At year-end, cash and investments were $26,155,381; working capital was $94,675,819 and stockholders’ equity amounted to $130,988,698. These numbers represent a decrease from last year but remain at good levels.

•	The current ratio (3.2 to 1) remained the same. The quick ratio declined slightly to a healthy 1.6 to 1.

•	We curtailed debt by $15,039,488. Long-term debt as a percentage of total capital improved to 37.6% from 40.4% last year.

•	After subtracting cash and investments from long-term debt, net long-term debt as a percentage of total capital was 28.7% — a more desirable level.

•	The ratio of debt to equity improved to 1.2.

          In our opinion, cash and investments combined with cash provided from operations will provide the liquidity and capital resources required to fund operations, meet required debt retirement and remain competitive.

Shareholder Value

          During the year, the S&P 500 fell more than 16%, while our share price declined 10.5%. After subtracting our dividend yield, the net decline was closer to 7%. Our shares were trading at 89% of book value at year-end, and our share performance compared favorably with many steel stocks. The steel sector continues out-of-favor with investors.

          In October 2002, the Board of Directors declared the 176th (44 years) consecutive quarterly dividend. The amount was 5 cents per share, payable November 25, 2002. That is a 50% reduction but necessary to maintain our strong financial position. Our dividend for the year amounted to $.35 per share, which equated to a 3.3% yield at year-end and annual dividends paid to shareholders of $3,826,922.

Outlook for 2003

          Business conditions are similar to last year, and they will slow during the winter. Selling prices for bar products are slightly lower. Our margins are about the same because of a decline in prices for scrap steel, our main raw material.

          We project 2003 first quarter results to be significantly improved from last year, although they will be down from the recently completed fourth quarter.

          Preserving our financial condition and improving profitability remain our priorities. Capital expenditures were held to just over $2,000,000 in 2002 to preserve cash, but we cannot overlook the need in the future to spend, as a minimum, the amount of our depreciation for capital expenditures in order to remain competitive and provide future growth.

Thanks

          We are grateful for the leadership of Paul E. Torgersen and John D.Wilson who retired as directors. We shall miss them.

          We appreciate the sacrifice of our dedicated employees and extend our thanks to customers and shareholders for their support and investment.

Donald G. Smith
Chairman of the Board
Chief Executive Officer

Selected Financial Data

Year Ended October 31,	2002	2001	2000	1999	1998

Operations
Sales	$263,773,709	$307,674,605	$372,728,108	$372,962,950	$295,203,974
Gross earnings	17,601,055	34,931,300	62,461,062	75,191,805	57,485,426
Interest expense-net	5,497,761	7,152,141	7,049,342	6,964,578	830,743
Income tax expense (benefit)	(4,459,535)	904,072	8,744,301	14,176,230	11,448,066
Net earnings (loss)	(6,008,897)	1,348,022	14,061,449	22,479,179	19,760,570

Financial Position
Working capital	$94,675,819	$104,919,632	$111,444,079	$117,241,158	$75,703,207
Total assets	289,717,573	316,886,778	339,678,909	352,045,812	189,996,218
Long-term debt	78,792,278	93,835,033	108,874,521	123,910,558	24,291,667
Stockholders’ equity	130,988,698	138,606,184	144,721,829	137,158,131	120,233,217

Selected Ratios
Gross profit margin	6.7%	11.4%	16.8%	20.2%	19.5%
Operating income (loss) margin	(2.3% )	0.4%	3.8%	6.0%	6.7%
Effective tax (benefit) rate	(42.6% )	40.1%	38.3%	38.7%	36.7%
Current ratio	3.2	3.2	3.1	3.5	3.5
Quick ratio	1.6	1.8	1.6	1.8	2.3
Fundeddebt as a percentage of total capital	41.7%	44.0%	46.1%	50.3%	19.2%
Return on average stockholders’equity	(4.5% )	1.0%	10.0%	17.5%	17.4%

Per Share Data
Net earnings (loss):
Basic	$(0.55)	$0.12	$1.28	$2.03	$1.77
Diluted	(0.55)	0.12	1.28	2.02	1.76
Cash dividends	0.35	0.40	0.40	0.39	0.37
Stockholders’ equity	11.97	12.70	13.28	12.44	10.86

Weighted average common shares outstanding	10,934,380	10,908,584	10,952,529	11,065,531	11,132,910

Consolidated Financial Statements

Consolidated Statements Of Earnings (Loss)
	Year Ended October 31,
	2002	2001	2000

SALES	$263,773,709	$307,674,605	$372,728,108
COST OF SALES	246,172,654	272,743,305	310,267,046

GROSS EARNINGS	17,601,055	34,931,300	62,461,062

OTHER OPERATING EXPENSES (INCOME)
Administrative	22,543,027	25,405,447	28,681,911
Interest, net	5,497,761	7,152,141	7,049,342
Profit sharing	658,699	822,609	5,093,651
Antitrust litigation settlement	—	(700,991)	(1,169,592)
Officer life insurance proceeds	(630,000)	—	—

Total	28,069,487	32,679,206	39,655,312

EARNINGS (LOSS) BEFORE INCOME TAXES	(10,468,432)	2,252,094	22,805,750
INCOME TAX EXPENSE (BENEFIT)	(4,459,535)	904,072	8,744,301

NET EARNINGS (LOSS)	$(6,008,897)	$1,348,022	$14,061,449

NET EARNINGS (LOSS) PER SHARE OF COMMON STOCK
Basic	$(0.55)	$0.12	$1.28

Diluted	$(0.55)	$0.12	$1.28

CASH DIVIDENDS PER SHARE OF COMMON STOCK	$0.35	$0.40	$0.40

Consolidated Statements Of Stockholders’ Equity And Comprehensive Earnings (Loss)

	Common Stock		Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock (At Cost)		Comprehensive Earnings (Loss)
	Shares	Amount			Shares	Amount
BALANCE, NOVEMBER 1, 1999	12,298,902	$3,699,678	$134,276,321	—	1,273,114	$817,868
Repurchase and retirement of common stock	(155,000)	—	(2,390,688)	—	—	—
Stock options exercised	30,275	269,087	—	—	—	—
Net earnings	—	—	14,061,449	—	—	—	$14,061,449

Cash dividends	—	—	(4,376,150)	—	—	—

BALANCE, OCTOBER 31, 2000	12,174,177	3,968,765	141,570,932	—	1,273,114	817,868
Stock options exercised	10,500	98,000	—	—	—	—
Net earnings	—	—	1,348,022	—	—	—	$1,348,022
Cash dividends	—	—	(4,363,575)	—	—	—
Cumulative effect of change in accounting for derivative financial instruments	—	—	—	$1,663,516	—	—	1,663,516
Change in derivative financial instruments	—	—	—	(4,861,608)	—	—	(4,861,608)

Total comprehensive loss	—	—	—	—	—	—	$(1,850,070)

BALANCE, OCTOBER 31, 2001	12,184,677	4,066,765	138,555,379	(3,198,092)	1,273,114	817,868
Stock options exercised	31,250	328,124	—	—	—
Net loss	—	—	(6,008,897)	—	—	—	$(6,008,897)
Cash dividends	—	—	(3,826,922)	—	—	—
Change in derivative financial instruments	—	—		1,397,985	—	—	1,397,985
Amortization of past hedging relationships	—	—	—	492,224	—	—	492,224

Total comprehensive loss	—	—	—	—	—	—	$(4,118,688)

BALANCE, OCTOBER 31, 2002	12,215,927	$4,394,889	$128,719,560	$(1,307,883)	1,273,114	$817,868

See notes to consolidated financial statements.

Consolidated Balance Sheets

	October 31,
	2002	2001

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$12,051,362	$26,106,683
Investments	14,104,019	12,477,755
Accounts receivable, net of allowances of $1,863,746 in 2002 and $2,551,000 in 2001	40,301,324	41,954,349
Refundable income taxes	4,178,418	1,749,696
Inventories	62,362,602	62,689,319
Prepaid expenses	1,118,692	1,011,674
Deferred income taxes	4,330,671	5,602,455

Total current assets	138,447,088	151,591,931

PROPERTY, PLANT AND EQUIPMENT
Land	7,977,522	8,010,036
Buildings	44,466,848	43,563,921
Other property and equipment	174,975,640	195,239,094
Assets under construction	2,023,915	2,986,435

Total	229,443,925	249,799,486
Less-accumulated depreciation	93,518,440	99,849,499

Property, plant and equipment, net	135,925,485	149,949,987

GOODWILL	13,868,647	13,868,647

OTHER ASSETS	1,476,353	1,476,213

TOTAL	$289,717,573	$316,886,778

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current portion of long-term debt	$15,042,755	$15,039,488
Accounts payable	16,892,695	18,061,711
Dividends payable	547,141	1,091,156
Employees’ taxes withheld	329,926	246,008
Accrued profit sharing contribution	604,723	786,937
Accrued wages and expenses	10,354,029	11,446,999

Total current liabilities	43,771,269	46,672,299

LONG-TERM DEBT	78,792,278	93,835,033

DEFERRED INCOME TAXES	30,481,620	29,833,680

OTHER LIABILITIES	5,683,708	7,939,582

COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 8)

STOCKHOLDERS’ EQUITY
Common stock-no par value-authorized 20,000,000 shares, issued 12,215,927 shares in 2002 and 12,184,677 in 2001	4,394,889	4,066,765
Retained earnings	128,719,560	138,555,379
Accumulated other comprehensive loss	(1,307,883)	(3,198,092)

Total	131,806,566	139,424,052
Less-treasury stock, 1,273,114 shares at cost	817,868	817,868

Total stockholders’ equity	130,988,698	138,606,184

TOTAL	$289,717,573	$316,886,778

See notes to consolidated financial statements.

Consolidated Statements Of Cash Flows

	Year Ended October 31,
	2002	2001	2000

CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings (loss)	$(6,008,897)	$1,348,022	$14,061,449
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Deferred compensation liability	(53,203)	(18,057)	180,982
Postretirement liabilities	198,856	228,432	313,913
Depreciation and amortization	16,959,166	17,518,626	17,048,402
Loss on sale of investments and property, plant and equipment	654	4,861	19,842
Deferred income taxes	378,921	779,957	952,427
Changes in assets and liabilities which provided (used) cash, exclusive of changes shown separately	(1,764,966)	16,036,029	(11,723,839)

Net cash provided by operating activities	9,710,531	35,897,870	20,853,176

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures for property, plant and equipment	(2,088,490)	(5,330,622)	(16,315,186)
Proceeds from sale of property, plant and equipment	59,015	80,533	9,144
Purchases of investments	(13,938,270)	(12,201,673)	(7,645,800)
Proceeds from sales of investments	12,252,956	12,441,673	6,639,866
Other	89,913	(134,172)	(215,768)

Net cash used in investing activities	(3,624,876)	(5,144,261)	(17,527,744)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends	(3,826,922)	(4,363,575)	(4,376,150)
Increase (decrease) in dividends payable	(544,015)	1,050	(12,473)
Proceeds from exercise of common stock options	328,124	98,000	269,087
Payment of long-term debt	(15,039,488)	(15,036,469)	(15,033,699)
Repurchase of common stock	—	—	(2,390,688)
Loan costs	(316,474)	(414,375)	—
Interest rate swap termination fee	(742,201)	—	—

Net cash used in financing activities	(20,140,976)	(19,715,369)	(21,543,923)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(14,055,321)	11,038,240	(18,218,491)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	26,106,683	15,068,443	33,286,934

CASH AND CASH EQUIVALENTS, END OF YEAR	$12,051,362	$26,106,683	$15,068,443

CHANGES IN ASSETS AND LIABILITIES WHICH PROVIDED (USED) CASH, EXCLUSIVE OF CHANGES SHOWN SEPARATELY
(Increase) decrease in accounts receivable	$1,653,025	$8,063,416	$6,974,739
(Increase) decrease in refundable income taxes	(2,428,722)	(535,651)	(1,214,045)
(Increase) decrease in inventories	326,717	13,759,893	(11,923,593)
(Increase) decrease in prepaid expenses	(107,018)	173,359	291,528
Increase (decrease) in accounts payable	(1,169,016)	(484,935)	(3,575,218)
Increase (decrease) in accrued profit sharing contribution	(182,214)	(2,934,264)	(2,632,410)
Increase (decrease) in accrued income taxes	—	—	(411,874)
Increase (decrease) in other liabilities	142,262	(2,005,789)	767,034

Total	$(1,764,966)	$16,036,029	$(11,723,839)

See notes to consolidated financial statements.

Notes To Consolidated Financial Statements

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The consolidated financial statements include the accounts of Roanoke Electric Steel Corporation and its wholly-owned subsidiaries, Shredded Products Corporation, John W. Hancock, Jr., Inc., Socar, Inc., RESCO Steel Products Corporation, Roanoke Technical Treatment & Services, Inc. and Steel of West Virginia, Inc. (the “Company”).All significant inter-company accounts and transactions have been eliminated. The Company operates in a single business segment.

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

Income Taxes - The Company applies the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”. Under SFAS No. 109, deferred income taxes are provided by the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the future tax consequences of temporary differences between tax bases and financial reporting bases of other assets and liabilities (see Note 5).

Cash and Cash Equivalents - The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Investments - Investments consist primarily of debt securities which mature between 2002 and 2031. The Company complies with SFAS No.115, “Accounting for Certain Investments in Debt and Equity Securities”. In accordance with the provisions of SFAS No. 115, management has classified its entire debt securities portfolio as “available for sale”. Under SFAS No. 115, “available for sale” securities are reported at fair value with unrealized gains and losses reported as other comprehensive income. These investments are carried on the balance sheets at fair value, which approximates amortized cost.Accordingly, there were no adjustments to other comprehensive income at October 31, 2002, 2001 and 2000.

Revenue Recognition - Revenues from sales are recognized when products are shipped to customers, except for fabrication products which are recognized by the percentage-of-completion method in accordance with industry practice. There were no sales to an unaffiliated customer in excess of 10% of consolidated sales for 2002, 2001 or 2000.

Goodwill - In June 2001, SFAS No. 142, “Goodwill and Other Intangible Assets”, was issued, addressing financial accounting and reporting for acquired goodwill and other intangible assets. SFAS No. 142 eliminates amortization of goodwill and other intangible assets that are determined to have an indefinite useful life and, instead, requires goodwill to be tested for impairment, at least annually, and more frequently if an event occurs which indicates the goodwill may be impaired. The Company adopted SFAS No. 142 on November 1, 2001 and subsequently ceased goodwill amortization (see Note 15).

Concentration of Credit Risk - The Company sells to a large customer base of steel fabricators, steel service centers and construction contractors, most all of which deal primarily on 30-day credit terms. The Company believes its concentration of credit risk to be minimal in any one geographic area or market segment. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. Credit losses have not been significant in the past, with the exception of fiscal year 2000, and are generally within management’s expectations.

Fair Value of Financial Instruments - At October 31, 2002, the fair value of the Company’s cash and cash equivalents, accounts receivable, investments and long-term debt approximated amounts recorded in the accompanying consolidated financial statements (see Notes 1 and 6).

Stock Options - SFAS No. 123, “Accounting for Stock-Based Compensation”, adopts a “fair value based method” of accounting for employee stock option plans or similar stock-based compensation plans. Under the fair value based method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service or vesting period. The statement does allow entities to continue to measure compensation using the “intrinsic value based method” of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees”, provided that they make pro forma disclosures on net earnings and earnings per common share as if the fair value based method of accounting had been applied. The Company has elected to continue to follow APB No. 25 (see Note 12).

Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.Actual results could differ from those estimates.

Derivative Instruments - In June 1998, SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, was issued, establishing standards for accounting and reporting derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. Effective November 1, 2000, the

Company adopted the policy of accounting and reporting the fair value of derivatives used as cash flow hedging activities, as referred to in SFAS No. 133, through other comprehensive income (See Note 7).

Recent Accounting Pronouncements - In June 2001, SFAS No. 141, “Business Combinations”, was issued, establishing accounting and reporting standards for all business combinations initiated after June 30, 2001 and establishing specific criteria for the recognition of intangible assets separately from goodwill. SFAS No. 141 eliminates the pooling-of-interest method of accounting and requires all acquisitions consummated subsequent to June 30, 2001 to be accounted for under the purchase method. The Company’s previous acquisitions have been accounted for under the purchase method, and therefore, the November 1, 2001 Company adoption of SFAS No. 141 had no material impact on its results of operations and financial condition.

In June 2001, SFAS No. 143, “Accounting for Asset Retirement Obligations”, was issued, addressing financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated costs. SFAS No. 143 requires that the discounted fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of the fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The provisions of SFAS No. 143 will be effective for fiscal years beginning after June 15, 2002. The Company is considering the applications of this statement, and at present has not determined the impact of adopting SFAS No. 143.

In August 2001, SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, was issued, establishing an accounting model for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and broadening the presentation of discontinued operations to include more disposal transactions. Adoption of this statement is required for fiscal years beginning after December 15, 2001. The Company is in the process of reviewing the impact this standard may have on its operations and financial position.

In April 2002, SFAS No. 145, “Rescission of SFAS No. 4, 44, and 64,Amendment of SFAS No. 13, and Technical Corrections as of April 2002”, was issued, which is effective for fiscal years beginning after May 15, 2002. SFAS No. 145 rescinds SFAS No. 4 which required that all gains and losses from extinguishment of debt be aggregated, and if material, classified as an extraordinary item. As a result, gains and losses from debt extinguishment are to be classified as extraordinary only if they meet the criteria set forth in APB No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. SFAS No. 145 also requires that sale-leaseback accounting be used for capital lease modifications with economic effects similar to sale-leaseback transactions. The Company does not expect implementation of SFAS No. 145 to have a significant effect on its results of operations or financial condition.

In July 2002, SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, was issued, requiring companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 replaces EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company has not yet determined the impact, if any, of the adoption of SFAS No. 146.

Reclassifications - Certain amounts included in the consolidated financial statements for prior years have been reclassified from their original presentation to conform with the current year presentation.

NOTE 2—INVENTORIES

Inventories include the following major classifications:

	October 31,
	2002	2001	2000

Scrap steel	$5,277,486	$4,162,011	$5,721,583
Melt supplies	2,796,460	2,908,676	3,318,385
Billets	10,334,185	6,927,793	17,266,805
Mill supplies	3,972,626	4,083,757	3,485,332
Work-in-process	6,919,731	5,576,565	6,877,954
Finished steel	33,062,114	39,030,517	39,779,153

Total inventories	$62,362,602	$62,689,319	$76,449,212

NOTE 3—PROPERTIES AND DEPRECIATION

Depreciation expense for the years ended October 31, 2002, 2001 and 2000 amounted to $16,073,507, $16,755,708 and $16,332,341, respectively. Generally, the rates of depreciation range from 3.3% to 20% for buildings and improvements and 5% to 33% for machinery and equipment. Property additions included no capitalized interest for 2002, 2001 and 2000.

NOTE 4—SHORT-TERM DEBT

On December 15, 1998, the Company replaced its existing credit facility with a new syndicated loan facility, part of which provided a five-year $30,000,000 revolver, as explained in Note 6. There also existed a $5,000,000 line of credit to be used to cover overdrafts in a demand deposit account. These lines of credit were unused at October 31, 2001. However, with adjustments needed to meet various financial covenants, the Company modified certain provisions of its credit agreement in January 2002, resulting in the elimination of both unused credit facilities mentioned above.

NOTE 5—INCOME TAXES

The Company files a consolidated federal income tax return. The federal income tax returns through October 31, 1999 have been examined by the Internal Revenue Service with all issues settled.

The following is a reconciliation of income tax expense (benefit) per consolidated statements of earnings (loss) to that computed by using the federal statutory tax rate of 35% for 2002, 34% for 2001 and 35% for 2000:

	Year Ended October 31,
	2002	2001	2000

Federal tax at the statutory rate	$(3,663,951)	$765,712	$7,982,013
Increase (decrease) in taxes resulting from:
State income taxes, net of federal tax benefit	(651,004)	(48,231)	473,894
Other items, net	(144,580)	186,591	288,394

Income taxes per consolidated statements of earnings (loss)	$(4,459,535)	$904,072	$8,744,301

The components of income tax expense(benefit) are as follows:
	Year Ended October 31,
	2002	2001	2000

Current income taxes:
Federal	$(3,925,324)	$361,433	$7,351,210
State	(913,132)	(237,318)	440,664

Total current income taxes	(4,838,456)	124,115	$7,791,874

Deferred income taxes:
Federal	467,334	615,717	664,023
State	(88,413)	164,240	288,404

Total deferred income taxes	378,921	779,957	952,427

Total income taxes	$(4,459,535)	$904,072	$8,744,301

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. There are no valuation allowances. The deferred tax liabilities and assets are as follows:

	October 31,
	2002	2001

Deferred tax liabilities:
Depreciation	$28,902,768	$27,854,757
Fixed assets written up under purchase accounting	1,578,852	1,578,852
Other	—	400,071

Total deferred tax liabilities	30,481,620	29,833,680

Deferred tax assets:
Reserves and accruals	1,758,403	1,863,769
Self-insurance	1,108,100	1,390,601
Uniform capitalization	147,153	401,910
Derivative transactions	584,986	348,260
Other	732,029	1,597,915

Total deferred tax assets	4,330,671	5,602,455

Net deferred tax liabilities	$26,150,949	$24,231,225

NOTE 6—LONG-TERM DEBT
	October 31,
	2002	2001

Long-term debt consisted of the following:
Syndicated term loan, secured by equipment, payable in quarterly installments of $3,750,000. Interest payable quarterly at the LIBOR rate of 1.81% plus 4.00%. Due January 3, 2006	$93,750,000	$108,750,000
Other notes payable	85,033	124,521
Revolving credit agreement	—	—

Total	93,835,033	108,874,521

Less-current portion	15,042,755	15,039,488

Long-term debt	$78,792,278	$93,835,033

In December 1998, the Company entered into a $30,000,000 revolving credit agreement with a group of banks that extended through December 15, 2003. Under the revolving credit agreement, interest was payable at October 31, 2001, at the LIBOR rate of 2.60% plus 1.75%. The agreement required the Company to pay a facility fee at an annual rate of .35% for 2001. In January 2002, the Company modified certain provisions of its credit agreement, which eliminated the unused revolving credit facility.

The Company does not use derivatives for trading purposes. Interest rate swaps, a form of derivative, are used to manage interest costs. On June 25, 1999, the Company did a reverse swap, converting $40,000,000 of term debt to a variable interest rate from a fixed rate. A fee of $1,300,000 was received and is being recorded in income ratably over the 6 1/2 years which remained to maturity of the term loan. On April 1, 2002, the Company effected an early termination, or unwind, of its interest rate swap agreements, resulting in the conversion of $75,000,000 of fixed-rate term debt into variable-rate borrowings. This reverse swap created a termination fee of $3,000,179 due the Lender, to be paid over the remaining term of the debt. The difference between fixed rate and floating rate interest was recognized as an adjustment to interest expense in the period incurred. The remaining $93,750,000 of variable rate term debt is subject to the risk of fluctuations in short-term interest rates; however, cash and investments at October 31, 2002 provided a partial hedge against rising interest rates.

Under the loan agreements, as modified, the Company must maintain consolidated current assets of not less than 1.5 times consolidated current liabilities and maintain consolidated funded debt of not greater than .50 times consolidated total capitalization. In addition, consolidated EBITDA could not be less than $0 for the year ended October 31, 2002. The Company was in compliance with the loan agreements, as modified, as of October 31, 2002 and 2001.

Annual aggregate long-term debt maturities are approximately $15,000,000 for 2003, 2004, 2005 and $48,750,000 for 2006.

NOTE 7—DERIVATIVE INSTRUMENTS

Effective November 1, 2000, the Company adopted SFAS No. 133. In the 2001 first quarter, in accordance with the transition provisions of SFAS No. 133, the Company recorded a cumulative effect earnings adjustment, after applicable taxes, of $1,663,516 in other comprehensive income to recognize the fair value of all derivatives designated as cash flow hedging instruments.

For certain hedging relationships, SFAS No. 133 eliminates special accounting formerly provided by U.S. GAAP. The Company has traditionally entered into interest rate swap and similar instruments to manage its exposure to movements in interest rates paid on corporate debt. Such instruments are matched with underlying borrowings. SFAS No. 133 eliminates special hedge accounting if the swap agreements do not meet certain criteria, thus requiring the Company to reflect all changes in their fair value in its current earnings. Since the Company’s prior swap agreements met the required criteria necessary to use special hedge accounting, the Company recorded a $875,595 after-tax earnings adjustment and a $4,339,218 after-tax loss adjustment, for the years ended October 31, 2002, and 2001, respectively, through other comprehensive income (loss), as a result of the change in the fair value of these swap instruments. As of April 1, 2002, the Company effected an early termination, or unwind, of its interest rate swap agreements, resulting in the conversion of fixed-rate debt into variable-rate borrowings. This swap unwind created a termination fee of $3,000,179 due the Lender, to be paid over the remaining term of the debt. For the year ended October 31, 2002, the reclassification, and subsequent amortization, of these past hedging relationships resulted in the Company recording an after-tax earnings adjustment of $492,224 through other comprehensive income (loss). Due to fluctuations in interest rates and volatility in market expectations, the fair market value of interest rate swap instruments can be expected to appreciate or depreciate over time. The Company plans to continue its practice of economically hedging various components of its debt. However, as a result of SFAS No. 133, such swap instruments may now create volatility in future reported earnings or other comprehensive income (loss).

In the 2001 third quarter, the Company entered into a one-year derivative financial instrument to minimize the exposure of price risk related to certain natural gas purchases used in the manufacturing process. The contracts used to mitigate the price risk related to natural gas purchases were designated as effective cash flow hedges for a portion of the natural gas usage over the period in the agreement. Unrealized gains and losses associated with marking the contracts to market were recorded as a component of other comprehensive income (loss) and included in the stockholders’ equity section of the balance sheet as part of accumulated comprehensive income (loss). These gains and losses were recognized in earnings in the month in which the related natural gas was used, or in the month a hedge was determined to be ineffective. For the years ended October 31, 2002 and 2001, the Company recorded an after-tax earnings adjustment of $522,390 and an after-tax loss adjustment of $522,390, respectively, through other comprehensive income (loss), related to future transactions, which were expected to be recognized in earnings within the one- year contract term. The cash flow hedge became ineffective on April 30, 2002, with the maturity, and termination, of both the gas and commodity derivative contracts.

NOTE 8—COMMITMENTS AND CONTINGENT LIABILITIES

At October 31, 2002, the Company was committed for $285,000 for purchases of equipment and production facilities.

The Company is not involved in any legal proceedings or environmental matters outside the ordinary course of business. In the opinion of management, amounts accrued for potential awards or assessments in connection with these matters at this time are adequate, and the outcome of such environmental and legal concerns currently pending will not have a material effect on the

Company’s consolidated financial position, results of operations, or cash flows. The Company reassesses these matters as new facts and cases are brought to management’s attention.

NOTE 9—COMMON STOCK AND EARNINGS PER SHARE

Outstanding common stock consists of 560,000 shares, issued prior to October 31, 1967, at no stated value; 750,656 shares issued subsequent to October 31, 1967, at a stated value of $.50 per share; 1,310,656 shares issued in 1981 at no stated value; 1,310,656 shares, less the equivalent of 42 fractional shares, issued in 1986 at no stated value; 1,965,963 shares, less the equivalent of 151 fractional shares, issued in 1988 at no stated value; 800 shares issued in 1989 at no stated value; 3,000 shares issued in 1992 at no stated value; 1,200 shares issued in 1993 at no stated value; 44,000 shares issued in 1994 at no stated value; 3,023,804 shares, less the equivalent of 152 fractional shares, issued in 1995 at no stated value; 23,750 shares issued in 1996 at no stated value; 35,950 shares issued in 1997 at no stated value; 4,572,870 shares, less the equivalent of 158 fractional shares, issued in 1998 at no stated value, less 1,253,800 treasury (repurchased) shares retired during 1998; 75,900 shares issued in 1999 at no stated value, less 126,000 treasury (repurchased) shares retired during 1999; 30,275 shares issued in 2000 at no stated value, less 155,000 treasury (repurchased) shares retired during 2000; 10,500 shares issued in 2001 at no stated value and 31,250 shares issued in 2002 at no stated value. During the years ended October 31, 1986 and October 31, 1996, the Company increased authorized common stock from 4,000,000 shares to 10,000,000 shares, and from 10,000,000 shares to 20,000,000 shares, respectively. The Company retired in 1998, 1999 and 2000 all of its treasury stock applicable to the shares acquired through its common stock repurchase plans.

SFAS No. 128, “Earnings per Share”, requires the presentation of “basic” earnings per share and “diluted” earnings per share on the face of the statement of earnings. Basic earnings per share is computed by dividing the net income available to common stockholders by the weighted average shares of outstanding common stock. The calculation of diluted earnings per share is similar to basic earnings per share except that the denominator includes dilutive common stock equivalents such as stock options and warrants. Basic earnings per share have been computed based on the weighted average number of shares outstanding of 10,934,380 for 2002, 10,908,584 for 2001 and 10,952,529 for 2000. The average number of shares outstanding was weighted after giving effect to stock options exercised and/or repurchased common stock during 2002, 2001 and 2000. Diluted earnings per share have been computed based on the weighted average number of shares outstanding (including outstanding and exercisable stock options) of 10,967,904 for 2002, 10,950,723 for 2001 and 10,990,032 for 2000.

NOTE 10—PROFIT SHARING PLANS

The Company, including Shredded Products Corporation, RESCO Steel Products Corporation, Socar, Inc. and Steel of West Virginia, Inc. (“SWVA”), has qualified profit sharing plans which cover substantially all employees. John W. Hancock, Jr., Inc. has an unqualified plan. Socar, Inc.’s annual contribution is discretionary while the other plans’, except SWVA, annual contribution cannot exceed 20% of their combined earnings before income taxes. SWVA’s annual contribution cannot exceed 17% of its pretax profit for bargaining unit employees, with comparable amounts contributed ratably to the nonbargaining group. Total contributions of all Companies shall not exceed the maximum amount deductible for such year under the Internal Revenue Code and amounted to $658,699 for 2002, $822,609 for 2001 and $5,093,651 for 2000.

NOTE 11—INTEREST EXPENSE

Interest expense is stated net of interest income of $1,055,175 in 2002, $1,518,196 in 2001 and $2,028,208 in 2000.

NOTE 12—STOCK OPTIONS

Under a nonqualified stock option plan approved by the stockholders in 1989, the Company may issue 112,500 shares of unissued common stock to employees of the Company each plan year. Under a non-statutory stock option plan approved by the Board in 1997, the Company may issue 25,000 shares of unissued common stock to directors of the Company over the life of the plan. There were no stock options granted in 2002. Options for 112,500 shares were granted for 2001, 112,500 shares for 2000, 112,500 shares for 1999, 84,000 shares for 1998, 82,000 shares for 1997, 75,000 shares for 1996, 41,500 shares for 1995, 36,000 shares for 1992 and 32,500 shares for 1990. Three-for-two stock splits in 1998 and 1995 increased these grants an additional 117,275 and 32,300 shares, respectively. These options are exercisable for a term of 5 years for employees and 10 years for directors from the date of grant, and a summary follows:

	Weighted Average Exercise Price Per Share	Shares
Balance, November 1, 1999	$12.57	333,825
Granted	14.45	112,500
Exercised	7.56	(30,275)
Expired or terminated	—	—

Balance, October 31, 2000	13.44	416,050
Granted	9.61	112,500
Exercised	7.93	(10,500)
Expired or terminated	7.93	(16,500)

Balance, October 31, 2001	12.88	501,550
Granted	—	—
Exercised	8.93	(31,250)
Expired or terminated	12.87	(27,000)

Balance, October 31, 2002	13.16	443,300

Shares available for grant at year-end		None

The Company applies APB No. 25 and related Interpretations in accounting for the nonqualified stock option plans. Accordingly, compensation cost of $0, $191,250 and $286,875 for the years ended October 31, 2002, 2001 and 2000, respectively, was recognized for the difference between the exercise price and the fair value of the stock price at the grant date. Had compensation cost been determined based on the fair value at the grant dates consistent with the method of SFAS No. 123, the Company’s net earnings (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated below:

	Year Ended October 31,
	2002	2001	2000

Net earnings (loss):
As reported	$(6,008,897)	$1,348,022	$14,061,449

Pro forma	$(6,008,897)	$1,270,487	$13,870,069

Basic net earnings (loss) per share:
As reported	$(0.55)	$0.12	$1.28

Pro forma	$(0.55)	$0.12	$1.27

Diluted net earnings (loss) per share:
As reported	$(0.55)	$0.12	$1.28

Pro forma	$(0.55)	$0.12	$1.26

The fair value of options granted during the years ended October 31, 2001 and 2000 was $3.99 and $6.89, respectively. The following table summarizes information about stock options outstanding and exercisable at October 31, 2002:

Exercise Prices	Number Outstanding and Exercisable	Remaining Contractual Life in Years
$ 9.61	112,500	3.25
10.50	10,000	4.33
13.71	97,000	1.21
14.45	106,500	2.25
14.56	7,500	1.79
14.88	96,300.25
17.50	13,500	5.25

	443,300

The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2001 and 2000, respectively: dividend yield of 3.02% and 2.59%; expected volatility of 37.19% and 41.41%; risk-free interest rates of 4.87% and 5.81%; and an expected life of 5 years.

NOTE 13—HEALTH BENEFITS AND POSTRETIREMENT COSTS

The Company currently provides certain health care benefits for terminated employees who have completed 10 years of continuous service after age 45, and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”, requires the Company to accrue the estimated cost of such benefit payments during the years the employee provides services. The Company previously expensed the cost of these benefits as claims were incurred. SFAS No. 106 allows recognition of the cumulative effect of the liability in the year of adoption or the amortization of the obligation over a period of up to 20 years. The Company has elected to recognize this obligation of approximately $1,381,000 over a period of 20 years. Cash flows are not affected by implementation of SFAS No.106, but implementation decreased net earnings from continuing operations for 2002, 2001 and 2000 by $124,722, $142,062, and $195,442, respectively.

The Company’s postretirement benefit plan is not funded. The accrued postretirement benefit cost recognized in the balance sheets at October 31 is as follows:

	2002	2001	2000

Accumulated postretirement benefit obligation:
Retirees	$429,775	$215,498	$293,272
Fully eligible plan participants	1,155,688	867,634	928,845
Other active plan participants	1,393,857	1,099,553	1,067,075

Accumulated postretirement benefit obligation	2,979,320	2,182,685	2,289,192
Unrecognized net actuarial gains	136,118	802,897	536,958
Unrecognized transition obligation	(760,000)	(829,000)	(898,000)

Accrued postretirement benefit cost	$2,355,438	$2,156,582	$1,928,150

Net postretirement benefit cost consisted of the following components:
Service cost	$182,150	$181,275	$215,030
Interest cost on accumulated postretirement benefit obligation	142,169	139,290	143,275
Net amortization	795	(11,477)	58,703

Net postretirement benefit cost	$325,114	$309,088	$417,008

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 8.0% for 2000, decreasing linearly each successive year until it reaches 5.0% in 2012, after which it remains constant.A one-percentage-point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation by $159,186 and the net postretirement benefit cost by $34,582. The assumed discount rate used in determining the accumulated postretirement benefit obligation was 6.75% and 7.0% for the years ended October 31, 2002 and 2001, respectively.

NOTE 14—UNAUDITED QUARTERLY FINANCIAL DATA

Summarized unaudited quarterly financial data for 2002 follows:

	Three Months Ended
	January 31	April 30	July 31	October 31

Sales	$57,939,910	$64,118,964	$69,779,452	$71,935,383

Gross earnings (loss)	$(654,765)	$6,302,207	$6,003,101	$5,950,512

Net earnings (loss)	$(4,874,542)	$(224,361)	$(594,620)	$(315,374)

Net earnings (loss) per share:
Basic	$(.45)	$(.02)	$(.05)	$(.03)

Diluted	$(.45)	$(.02)	$(.05)	$(.03)

Summarized unaudited quarterly financial data for 2001 follows:

	Three Months Ended
	January 31	April 30	July 31	October 31

Sales	$74,771,535	$77,925,125	$79,420,173	$75,557,772

Gross earnings	$9,627,159	$8,641,338	$8,571,720	$8,091,083

Net earnings (loss)	$624,637	$872,719	$81,646	$(230,980)

Net earnings (loss) per share:
Basic	$.06	$.08	$.01	$(.02)

Diluted	$.06	$.08	$.01	$(.02)

NOTE 15—GOODWILL

At fiscal year-end October 31, 2001, the Company had net goodwill of $13,868,647, accumulated amortization of $2,328,313 and had incurred $809,848 in goodwill amortization in the statement of earnings for the year then ended. The Company early adopted SFAS No. 142 on November 1, 2001 and subsequently discontinued goodwill amortization. The Company completed the first step of the transitional goodwill impairment test and determined that the fair value exceeded the recorded book value at October 31, 2001 and, thus, no goodwill impairment loss existed. Ongoing, the Company intends to perform its impairment testing during the third quarter of each year. Any subsequent impairment losses, if any, will be reflected in operating income in the statement of earnings. The Company reevaluated its impairment testing of goodwill during the 2002 third quarter and determined that no goodwill impairment loss existed as of July 31, 2002. The carrying value of goodwill is periodically reviewed based upon an assessment of operations of the acquired entity. Such a review was performed as of October 31, 2002, with findings of no impairment loss.

Had the Company been accounting for its goodwill and other intangible assets under SFAS No. 142, the Company’s net earnings (loss) and earnings (loss) per share would have been as follows:

	Year Ended October 31,
	2002	2001	2000

Reported net earnings (loss)	$(6,008,897)	$1,348,022	$14,061,449

Add: goodwill amortization, net of tax	—	809,848	809,848

Adjusted net earnings (loss)	$(6,008,897)	$2,157,870	$14,871,297

Basic and diluted net earnings (loss) per share:
Reported net earnings (loss)	$(0.55)	$0.12	$1.28
Goodwill amortization, net of tax	—	0.08	0.08

Adjusted basic and diluted net earnings (loss) per share	$(0.55)	$0.20	$1.36

Note 16—SUPPLEMENTAL CASH FLOW INFORMATION

	Year Ended October 31,
	2002	2001	2000

Cash paid during the period for:
Interest (net of amounts capitalized)	$6,542,485	$8,591,557	$9,093,070

Income taxes (net of cash received)	$(2,409,734)	$659,766	$9,417,793

Note 17—DEFERRED COMPENSATION PLAN

The Company maintains a nonqualified deferred compensation plan (the “Executive Deferred Compensation Plan”). The purpose of the Executive Deferred Compensation Plan is to provide to certain eligible employees of the Company the opportunity to: (1) defer elements of their compensation (including any investment income thereon) which might not otherwise be deferrable under the current plans; and (2) receive the benefit of additions to their deferral comparable to those obtainable under the current plans in the absence of certain restrictions and limitations in the Internal Revenue Code. Amounts deferred are paid into a trust owned by the Company and are included in other assets. The Company’s liability and trust asset under the Executive Deferred Compensation Plan as of October 31, 2002 and 2001 was $470,293 and $523,496, respectively.

NOTE 18—ENTERPRISE-WIDE INFORMATION

The Company’s business consists of one industry segment, which is the extracting of scrap metal from discarded automobiles and the manufacturing, fabricating and marketing of merchant steel bar products and specialty steel sections, reinforcing bars, open-web steel joists and billets. The industry segment consists of three classes of products—merchant steel products and specialty steel sections, fabricated bar joists and reinforcing bars and billets.

	Financial Information Relating to Classes of Products
	2002	2001	2000

Sales to unaffiliated customers:
Merchant steel and specialty steel sections	$172,654,655	$190,631,577	$228,202,644
Bar joists and rebar	73,575,373	101,985,847	122,549,851
Billets	17,543,681	15,057,181	21,975,613

Total consolidated sales	$263,773,709	$307,674,605	$372,728,108

Information relating to geographic areas indicates that significantly all of the consolidated sales are domestic, as foreign revenues are not material.

Independent Auditors’ Report

To the Stockholders and Board of Directors of Roanoke Electric Steel Corporation:

We have audited the accompanying consolidated balance sheets of Roanoke Electric Steel Corporation and its wholly-owned subsidiaries as of October 31, 2002 and 2001, and the related consolidated statements of earnings (loss), stockholders’ equity and comprehensive earnings (loss), and cash flows for each of the three years in the period ended October 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Roanoke Electric Steel Corporation and its wholly-owned subsidiaries at October 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 7 to the consolidated financial statements, effective November 1, 2000, the Company changed its method for accounting and reporting derivative instruments.

Raleigh, North Carolina
November 15, 2002

Stock Activity

The Common Stock of Roanoke Electric Steel Corporation is traded on the Nasdaq National Market using the symbol RESC. At year-end, there were approximately 625 shareholders of record.

	2002 Stock Prices		2001 Stock Prices		Cash Dividends

	High	Low	High	Low	2002	2001

First Quarter	15.10	10.76	12.31	9.81	$.10	$.10
Second Quarter	16.31	11.71	16.00	10.50	.10	.10
Third Quarter	16.50	11.70	17.50	13.50	.10	.10
Fourth Quarter	12.61	9.25	17.70	11.01	.05	.10

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations

Results of Operations

Sales

Sales for 2000 were flat in comparison to 1999. Sales for the year included Steel of West Virginia, Inc.’s (“SWVA”) revenues for the entire period, whereas sales for 1999 included only the portion of SWVA’s revenues from the date of their acquisition, December 16, 1998. Improved selling prices for billets and bar products favorably impacted sales, also. However, sales were negatively affected by a 46% decrease in billet shipments, reduced bar and fabricated products shipments and lower selling prices for fabricated products. The dramatic reduction in billet shipments and changed billet market conditions the past two years was attributable to the financial condition and eventual bankruptcy of a major customer. Shipments to this customer were purposely curtailed to reduce the exposure to bad debts. The Company was not able to place the lost tonnage with alternate sources, other than the tons used internally by SWVA. Billet selling prices were higher due to increased prices of scrap steel, our main raw material, which normally trigger changes in billet prices. Average selling prices for bar products increased 1.2% for the year, but list prices had fallen sharply by the end of the year as a result of increased foreign and domestic competition. The increased competition and price uncertainty reduced order entry and backlogs and caused a 2.3% decrease in bar products shipments. The decline in fabricated products selling prices and shipments was caused by increased competition within the construction industry, even though business conditions continued strong and backlogs were high. The decline in fabricated products shipments was also affected by shortages of structural steel components.

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

In 2002, poor business conditions continued and competition intensified, resulting in a 14.3% reduction in sales. Fabricated products suffered the greatest decline, as both selling prices and shipments were over 16% lower, due to much weaker construction activity and increased competitive pressures. In addition, a further softening in demand, caused by poor economic conditions within certain niche markets, resulted in a 14.8% decline in shipments of specialty steel products, while selling prices declined 3.6% due to heightened competition and product mix. Demand for merchant bar products diminished near year-end, resulting in a 3.2% decline in shipments and contributing to the decline in sales for the year. Also, selling prices for billets declined 1.6%, in spite of rising scrap costs, due to changes in the mix of products and customers. Sales were positively impacted by a .6% increase in selling prices for bar products and an 18.5% improvement in billet shipments. The selling price increase, although small, was significant in that it represented three increases in the list prices for bar products during the year, in spite of less than desirable market conditions and was, primarily, the result of rising scrap costs. Billet shipments spiked with the temporary return during the year of the major customer referred to above.

Cost of Sales and Gross Margins

In 2000, cost of sales increased, mainly, as a result of the impact of SWVA’s costs for the full year and a significant increase in the cost of scrap steel. Cost of sales declined in 2001 due, primarily, to the decreased tons shipped of billets, fabricated products and specialty products, together with the lower scrap costs. In 2002, cost of goods sold declined, principally, as a result of the decreased tons shipped of fabricated products, specialty steel products and merchant bar products, in spite of higher billet shipments and scrap steel costs.

In 2000, the percentage of gross earnings to sales dropped substantially from 20.2% to 16.8% due, primarily, to a 20% increase in the average cost of scrap steel and lower selling prices for specialty steel sections and fabricated products. Gross earnings as a percentage of sales fell further in 2001 to 11.5%, mostly, as a result of the declines in selling prices for all product classes, in spite of the lower scrap costs. In 2002, the percentage continued its slide to 6.7%, mainly, due to higher scrap costs and lower selling prices for specialty steel products, fabricated products and billets.

Reduced margins for all product classes and significantly lower billet shipments were, mainly, responsible for the lower gross and net earnings in 2000. Further reductions in margins and reduced volumes for most product classes accounted for the lower gross and net earnings in 2001. In 2002, lower margins and volumes for fabricated products and specialty steel sections were the main reason for the decline in gross and net earnings.

Administrative Expenses

A charge to bad debts of $2.5 million due to the bankruptcy of a major billet customer accounted for most of the increase in administrative expenses in 2000. The inclusion of SWVA’s expenses in 2000 covering a longer period than in 1999, also, contributed to the increase, combined with higher professional fees and insurance expense. A number of expenses declined, including executive and management compensation, contributions and advertising. Administrative expenses as a percentage of 2000 sales rose to 7.7%, however, without the charge for bad debts, the percentage would have increased to only 7.0%.

In 2001, administrative expenses declined due to reduced bad debts and executive and other management compensation. Other expenses such as insurance and professional fees were higher. Administrative expenses as a percentage of sales increased to 8.3%, resulting from the significant decline in sales.

In 2002, administrative expenses decreased, as a result of reductions in almost all categories of expense. Major declines were made in executive and management compensation, travel, directors fees and contributions. In addition, the November 1, 2001 adoption of the new accounting standard for intangibles eliminated goodwill amortization during the current year, while 2001 and 2000 included amortization expense of $809,848. A few expenses increased such as bad debts and taxes other than payroll and income. Administrative expenses as a percentage of sales increased to 8.5%, due to the substantial decline in sales.

Interest Expense

In 2000, interest expense increased only slightly, in spite of lower average borrowings and increased interest income of $2,028,208, as a result of higher interest rates and no reduction for capitalized interest. Interest expense was, again, slightly higher in 2001 due to higher interest rates and lower interest income of $1,518,196, which more than offset reduced average borrowings. In 2002, interest expense declined due to reduced average borrowings and lower average interest rates, in spite of lower interest income of $1,055,175.

Profit Sharing Expense and Income Taxes

Contributions to various profit sharing plans are determined as a proportion of earnings before income taxes and should normally increase and decrease with earnings. However, in 2002, profit sharing expense was accrued, even though operating losses were incurred because two plans accrued benefits, as a result of incurred earnings by the sponsoring companies. One plan provided no benefits due to losses by the sponsoring company.

Income tax expense as a percentage of pretax income declined in 2000 due to the over accrual of prior years’state income taxes, which offset the effects of increased nondeductible amortization and lower recycling credits. In 2001, the effective rate increased due to the effect of nondeductible amortization and other expenses on the lower book income. In 2002, the effective rate for income tax benefits was higher due to higher income tax rates and refunds received in 2002 for research and development tax credits.

Financial Condition, Liquidity and Capital Resources

At year-end, working capital was $94,675,819, cash and investments were $26,155,381, the current ratio was 3.2 to 1 and the quick ratio was 1.6 to 1. All are sound indicators of ample liquidity and a healthy financial condition. Current debt maturities are $15,000,000 annually, which will affect future liquidity and working capital. The cash and investments, combined with internally generated funds should provide the liquidity and capital resources necessary to remain competitive, fund operations and meet required debt retirement. However, the Company modified certain provisions of its credit agreement in January, 2002. The modification resulted in the elimination of the Company’s unused $30,000,000 revolving credit facility and higher interest rate spreads, which negatively affected liquidity, capital resources and earnings. Also, the modification made certain financial covenants less restrictive and limited capital expenditures and acquisitions.

At October 31, 2002, there were commitments for the purchase of property, plant and equipment of approximately $285,000. These commitments will also affect working capital and future liquidity and will be financed from internally generated funds and existing cash reserves. In 2002, depreciation and amortization, alone, provided over $16,000,000 of cash flows for the replacement and modernization of our facilities.

During the year, borrowings decreased to $93,835,033, and the ratio of debt to equity improved to 1.2 to 1. The percentage of long-term debt to total capitalization decreased from 40.4% to 37.6% at year-end. However, net long-term debt, after deducting cash and investments, as a percentage of total capitalization was only 28.7%, which is more respectable. With debt comprising a higher percentage of our capital structure and much tighter credit markets, the availability of capital resources could be more limited than in the past.

During the year, we terminated the interest rate swap, that was accounted for as a hedge, which, effectively, converted $75,000,000 of fixed-rate debt into variable-rate borrowings, placing the Company at risk for future increases in market interest rates. However, the conversion to currently lower variable rates has resulted in interest savings of $1,649,739 to date.

The Company has no material off-balance sheet financing arrangements nor does it have any transactions, arrangements or other relationships with any unconsolidated structured finance or special purpose entities.

The Company successfully completed its efforts to ensure Year 2000 readiness for all of its critical computer systems. As a result, the Company experienced no interruption of its operations during the transition to the Year 2000. The cost of the Company’s Year 2000 efforts was approximately $590,000.

Management is of the opinion that adoption of the Clean Air Act Amendments or any other environmental concerns will not have a materially adverse effect on the Company’s operations, capital resources or liquidity (see Note 8). Additional future capital expenditures are presently estimated to be less than $10,000,000 and will be completed and funded as the Company’s financial resources permit.

Critical Accounting Policies and Estimates Critical Accounting Policies and Estimates

The Registrant’s discussion and analysis of its financial condition and results of operations is based upon the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. Estimates and assumptions are made, during the preparation of these financial statements, that affect the amounts reported. Periodically, the Company evaluates its estimates, including those related to contracts, warranties, taxes, insurance and environment. Under different assumptions and conditions, actual costs may vary from these estimates.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements. Allowances for doubtful accounts are maintained to provide for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of these customers became worse, resulting in their inability to make payments, additional allowances may be required. The Company periodically reviews for impairment of its long-lived assets, and whenever changes in circumstances indicate that the carrying amount of the assets may not be recoverable, records an impairment charge if necessary. Compliance issues, associated with environmental laws and regulations established by federal, state and local authorities, could subject the Company to various related costs. The Company makes provision for these costs, but if the environmental laws and regulations or the varying underlying assumptions change, adjustment to the reserves may be necessary. Provision is also made for estimated costs associated with coverages for workers’compensation insurance and self-insured health plans. These estimates and related reserves could require revision if circumstances and conditions warrant.

Forward-Looking Statements

From time to time, the Company may publish forward-looking statements relating to such matters as anticipated financial performance, business prospects, technological developments, new products, research and development activities and similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, the Company notes that a variety of factors could cause the Company’s actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company’s forward-looking statements. The risks and uncertainties that may affect the operations, performance, development and results of the Company’s business include conomic and industry conditions, availability and prices of supplies, prices of steel products, competition, governmental regulations, interest rates, inflation, labor relations, environmental concerns and others.

Officers

Donald G. Smith, 67
Chairman, President, Treasurer
and Chief Executive Officer
45 years of service

J. Kenneth Charles, III, 49
President, Socar, Inc.
25 years of service

Timothy R. Duke, 51
President and Chief Executive Officer,
Steel of West Virginia, Inc.
15 years of service

James F. Garlow, 66
President, John W. Hancock, Jr., Inc.
41 years of service

H. James Akers, Jr., 63
Vice President, Melt Operations
46 years of service

Daniel L. Board, 65
Vice President, Purchasing
42 years of service

Thomas J. Crawford, 47
Vice President Administration
and Secretary
25 years of service

Donald R. Higgins, 57
Vice President-Sales
37 years of service

John E. Morris, 61
Vice President-Finance
and Assistant Treasurer
31 years of service

Board Of Directors

Frank A. Boxley
President,
Southwest Construction, Inc.

George B. Cartledge, Jr.
Chairman,
Grand Home Furnishings, Inc.

Timothy R. Duke
President and
Chief Executive Officer,
Steel of West Virginia, Inc.

George W. Logan
Chairman,
Valley Financial Corporation

Charles I. Lunsford, II
Retired Chairman,
Charles Lunsford Sons & Associates

Thomas L. Robertson
Chairman,
Carilion Biomedical Institute

Donald G. Smith
Chairman, President, Treasurer
and Chief Executive Officer,
Roanoke Electric Steel Corporation

Charles W. Steger
President,
Virginia Polytechnic Institute
and State University

Committees Of The Board

Executive:
D. G. Smith, Chairman;
T. L. Robertson, G. W. Logan,
G. B. Cartledge, Jr.

Audit:
T. L. Robertson, Chairman;
G. W. Logan, C. W. Steger

Profit Sharing:
C. I. Lunsford, II, Chairman;
D. G. Smith, J. E. Morris

Compensation and Stock Option:
G. B. Cartledge, Jr., Chairman;
F. A. Boxley, C. I. Lunsford, II

Corporate Information

Annual Meeting
The 2003 Annual Meeting of Shareholders will be held at 10:00 a.m. on Tuesday, February 18, 2003 at the American Electric Power Company Building, 40 Franklin Road, S.W., Roanoke, Virginia.

General Counsel
Woods, Rogers & Hazlegrove P.L.C.
Roanoke, Virginia

Independent Auditors
Deloitte & Touche LLP
Raleigh, North Carolina

Transfer Agent
Shareholder Inquiries:
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