Form 10-K, Exhibit 13
period 2003-10-31
ROANOKE ELECTRIC STEEL CORP
filed 2004-01-29
CIK 84278

EXHIBIT NO. 13

# Roanoke Electric Steel

Annual Report 2003

Conserving natural resources, reducing pollution and saving energy.

Roanoke Electric Steel. Conserving natural resources, reducing pollution and saving energy.

For the majority of Americans who would not normally think of a steelmill operation as being environmentally friendly, we offer this bit of food for thought.

Roanoke Electric Steel produces its

products from 100% recycled steel, primarily scrapped automobiles, many of which are processed at our own shredder facilities.

Obviously, economics is the primary

motivator of steel recycling in the manufacture of steel. It will always be more cost efficient to recycle steel than to mine virgin ore and move it through the process of making new steel. Seldom, if ever, has a recycling process that makes so much sense economically, make so much sense environmentally as well.

Each ton of new steel we produce conserves approximately 2,500 pounds of iron ore and 1,400 pounds of coal.

Compared to other steel making processes, Roanoke Electric Steel’s highly efficient electric arc furnace reduces air pollution by 75%, water pollution by 76% and water consumption by 50%.

Industry wide, the recycling of steel saves enough energy annually to provide electricity to 18 million U.S. homes.

Over 123 million passenger cars are currently in use in North America with approximately 14 million being recycled each year. The volume of recycled steel yielded by these scrapped automobiles equals nearly 100% of the volume of steel required annually in the production of new cars.

The high quality steel products produced by Roanoke Electric are not used directly in the manufacture of automobiles. But rather as structural beams, merchant steel and specialty steel products. Products whose major required characteristic is strength. However, the products we produce today from old, melted down cars, could, at the end of their usefulness, be remelted into new cars.

Roanoke Electric Steel Corporation encourages the recycling of any material to conserve natural resources, decrease energy consumption and minimize waste. And respectively suggests that the next time you toss a soup can into the recycle bin, think about this. One typical family vehicle, recycled, yields the equivalent volume of steel required to make approximately 30,000 new soup cans.

Roanoke Electric Steel, economics, recycling and the environment. All working together for a better America.

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

2003 Results

Roanoke Electric Steel Corporation achieved significantly improved results in a very challenging year. We were not satisfied with the overall results for the year, but were encouraged by the continual progress made during the year. In fact, your company was able to achieve significant quarterly improvements throughout the fiscal year, as shown below:

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr
Sales	$61,129,954	$77,075,724	$82,825,245	$91,600,033
Per Share	$(.19)	$(.13)	$(.03)	$.06

Overall, the company’s results for 2003 were better than those for 2002. In 2003 our loss was $3,224,953 compared to a loss of $6,008,897 last year. Basic loss per share was $.29 in 2003, compared to a basic loss per share of $.55 in 2002, or an improvement of 47%.

Many external factors contributed to the continued improvement of your company. A general upturn in our overall markets led to an increase in the number of tons both produced and shipped during the year, resulting in a sales increase of 18.3% in 2003 over 2002. Selling prices for our products increased initially due to rising scrap costs, which prompted several industry-wide price increases. Recently, demand has improved, further augmenting the rise of selling prices. In fact, selling prices during the year for merchant bar products increased 18.8%, specialty steel products increased 8.8%, and billets increased 11.3%.

Your company continued to improve internally as well. The rolling mill in Virginia had its best mill yield in 6 years. Our West Virginia facility’s #1 mill had its best mill yield in 8 years, and the #2 mill had its best yield in more than 11 years.

Economic downturns are never easy or pleasant. Nevertheless, your company’s officers have a combined 294 years of experience to help them navigate through the difficult period of the last few years, and we intend to emerge from this industry downturn stronger than ever.

Financial Condition

Historically, a major Roanoke Electric Steel Corporation strength has been the philosophy of maintaining a solid balance sheet. You could see that philosophy at work in 2003.

•	At year-end, cash and investments were $17,200,436; working capital was $85,281,889, and stockholders equity amounted to $126,065,624.

•	The current ratio was 2.9 to 1, and the quick ratio was 1.4 to 1.

•	We curtailed debt by $22,315,201, and long-term debt as a percentage of total capital improved to 33.7% from 37.6% last year.

•	After subtracting cash and investments from long-term debt, net long-term debt as a percentage of total capital was 27.1%.

•	The ratio of debt to equity was 1.1 to 1.

We also kept tight reins on capital spending, keeping it aligned with the wobbling economy. Capital expenditures were held to just under $2,700,000 during 2003 to preserve cash, but we will not overlook the need to spend and continually upgrade our facilities to remain competitive and provide future growth.

Shareholder Value

Our mission as managers is to create value for our shareholders; we know that we work for you. Among investors, your company has a well-known philosophy of paying dividends and providing shareholders with a return on which they can rely, regardless of the ups or downs of economic and business cyclicality. In October 2003, the Board of Directors declared the 180th consecutive quarterly dividend (45 years). Our dividend for the year amounted to $.20 per share, and dividends paid to shareholders were $2,187,563. I would like to thank you, as a Roanoke Electric Steel Corporation shareholder, for your commitment to your company.

Outlook for 2004

Business conditions appear to be improving in certain markets, as many of our customers are busier than they have been in the recent past. Prices continue to increase; in fact, another round of price increases was announced effective for both November and December 2003 for many of the products your company manufactures. We hope the momentum we achieved in 2003 continues in 2004.

Over the years one of the reasons for your company’s success has been its core values. During the last few years many companies have experienced accounting irregularities and conflicts of interests. It was comforting to know that Roanoke Electric Steel Corporation continues to work to the highest level of ethics and integrity.

Thanks

We are very grateful for the contributions John E. Morris has made to our company over the past 32 years. John is retiring at the end of 2003 as Vice President-Finance. We know John has been looking forward to this time, and we wish him the very best.

We appreciate our dedicated employees, and extend our gratitude to customers and shareholders for their confidence and investment.

Donald G. Smith

Chairman of the Board

Chief Executive Officer

Year Ended October 31,	2003	2002	2001	2000	1999

Operations
Sales	$312,090,956	$263,773,709	$307,674,605	$372,728,108	$372,962,950
Gross earnings	24,090,351	17,601,055	34,931,300	62,461,062	75,191,805
Interest expense-net	5,001,906	5,497,761	7,152,141	7,049,342	6,964,578
Income tax expense (benefit)	(1,988,676)	(4,459,535)	904,072	8,744,301	14,176,230
Earnings (loss) before cumulative effect of change in accounting principle	(2,996,543)	(6,008,897)	1,348,022	14,061,449	22,479,179
Net earnings (loss)	(3,224,953)	(6,008,897)	1,348,022	14,061,449	22,479,179

Financial Position
Working capital	$85,281,889	$94,675,819	$104,919,632	$111,444,079	$117,241,158
Total assets	270,867,486	289,717,573	316,886,778	339,678,909	352,045,812
Long-term debt and capital lease obligation	63,958,948	78,792,278	93,835,033	108,874,521	123,910,558
Stockholders’ equity	126,065,624	130,988,698	138,606,184	144,721,829	137,158,131

Selected Ratios
Gross profit margin	7.7%	6.7%	11.4%	16.8%	20.2%
Operating income (loss) margin	(1.0%)	(2.3%)	0.4%	3.8%	6.0%
Effective tax (benefit) rate	(39.9%)	(42.6%)	40.1%	38.3%	38.7%
Current ratio	2.9	3.2	3.2	3.2	3.1
Quick ratio	1.4	1.6	1.8	1.6	1.8
Funded debt as a percentage of total capital	36.2%	41.7%	44.0%	46.1%	50.3%
Return on average stockholders’ equity	(2.5%)	(4.5%)	1.0%	10.0%	17.5%

Per Share Data
Earnings (loss) before cumulative effect of accounting change:
Basic	$(0.27)	$(0.55)	$0.12	$1.28	$2.02
Diluted	(0.27)	(0.55)	0.12	1.28	2.02
Net earnings (loss):
Basic	(0.29)	(0.55)	0.12	1.28	2.03
Diluted	(0.29)	(0.55)	0.12	1.28	2.02
Cash dividends	0.20	0.35	0.40	0.40	0.39
Stockholders’ equity	11.53	11.97	12.70	13.28	12.44

Weighted average common shares outstanding	10,938,999	10,934,380	10,908,584	10,952,529	11,065,531

Consolidated Statements Of Earnings (Loss)

	Year Ended October 31,
	2003	2002	2001
SALES	$312,090,956	$263,773,709	$307,674,605
COST OF SALES	288,000,605	246,172,654	272,743,305

GROSS EARNINGS	24,090,351	17,601,055	34,931,300

OTHER OPERATING EXPENSES (INCOME)
Administrative	23,285,533	22,543,027	25,405,447
Interest, net	5,001,906	5,497,761	7,152,141
Profit sharing	1,309,091	658,699	822,609
Antitrust litigation settlement	(520,960)	—	(700,991)
Officer life insurance proceeds	—	(630,000)	—

Total	29,075,570	28,069,487	32,679,206

EARNINGS (LOSS) BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	(4,985,219)	(10,468,432)	2,252,094
INCOME TAX EXPENSE (BENEFIT)	(1,988,676)	(4,459,535)	904,072

EARNINGS (LOSS) BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	(2,996,543)	(6,008,897)	1,348,022
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	(228,410)	—	—

NET EARNINGS (LOSS)	$(3,224,953)	$(6,008,897)	$1,348,022

EARNINGS (LOSS) PER SHARE (BASIC AND DILUTED) OF COMMON STOCK
Earnings (loss) before cumulative effect of accounting change	$(0.27)	$(0.55)	$0.12
Cumulative effect of accounting change	(0.02)	—	—

Net earnings (loss) per share of common stock	$(0.29)	$(0.55)	$0.12

CASH DIVIDENDS PER SHARE OF COMMON STOCK	$0.20	$0.35	$0.40

Consolidated Statements Of Stockholders’ Equity And Comprehensive Loss

	Common Stock		Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock (At Cost)		Comprehensive Loss
	Shares	Amount			Shares	Amount
BALANCE, NOVEMBER 1, 2000	12,174,177	$3,968,765	$141,570,932	—	1,273,114	$817,868
Stock options exercised	10,500	98,000	—	—	—	—
Net earnings	—	—	1,348,022	—	—	—	$1,348,022
Cash dividends	—	—	(4,363,575)	—	—	—
Cumulative effect of change in accounting for derivative financial instruments	—	—	—	$1,663,516	—	—	1,663,516
Change in derivative financial instruments	—	—	—	(4,861,608)	—	—	(4,861,608)

Total comprehensive loss	—	—	—	—	—	—	$(1,850,070)

BALANCE, OCTOBER 31, 2001	12,184,677	4,066,765	138,555,379	(3,198,092)	1,273,114	817,868
Stock options exercised	31,250	328,124	—	—	—	—
Net loss	—	—	(6,008,897)	—	—	—	$(6,008,897)
Cash dividends	—	—	(3,826,922)	—	—	—
Change in derivative financial instruments	—	—	—	1,397,985	—	—	1,397,985
Accretion of past hedging relationships	—	—	—	492,224	—	—	492,224

Total comprehensive loss	—	—	—	—	—	—	$(4,118,688)

BALANCE, OCTOBER 31, 2002	12,215,927	4,394,889	128,719,560	(1,307,883)	1,273,114	817,868
Repurchase and retirement of common stock	(10,000)	—	(70,140)	—	—	—
Net loss	—	—	(3,224,953)	—	—	—	$(3,224,953)
Cash dividends	—	—	(2,187,563)	—	—	—
Unrealized gain on “available for sale” securities	—	—	—	67,688	—	—	67,688
Accretion of past hedging relationships	—	—	—	510,419	—	—	510,419
Change in derivative financial instruments	—	—	—	(18,525)	—	—	(18,525)

Total comprehensive loss	—	—	—	—	—	—	$(2,665,371)

BALANCE, OCTOBER 31, 2003	12,205,927	$4,394,889	$123,236,904	$(748,301)	1,273,114	$817,868

See notes to consolidated financial statements and independent auditors’ report.

Consolidated Balance Sheets

	October 31,
ASSETS	2003	2002
CURRENT ASSETS
Cash and cash equivalents	$13,422,044	$12,051,362
Investments	3,778,392	14,104,019
Accounts receivable, net of allowances of $3,430,029 in 2003 and $1,863,746 in 2002	46,469,280	40,301,324
Refundable income taxes	608,244	4,178,418
Inventories	59,565,245	62,362,602
Prepaid expenses	1,466,176	1,118,692
Deferred income taxes	5,525,279	4,330,671

Total current assets	130,834,660	138,447,088

PROPERTY, PLANT AND EQUIPMENT
Land	7,734,589	7,977,522
Buildings	45,099,325	44,466,848
Manufacturing machinery and equipment	136,053,175	137,910,429
Other property and equipment	38,465,785	37,065,211
Assets under construction	1,375,707	2,023,915

Total	228,728,581	229,443,925
Less-accumulated depreciation	105,323,406	93,518,440

Property, plant and equipment, net	123,405,175	135,925,485

GOODWILL	13,868,647	13,868,647

OTHER ASSETS	2,759,004	1,476,353

TOTAL	$270,867,486	$289,717,573

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current portion of long-term debt and capital lease obligation	$7,560,884	$15,042,755
Accounts payable	24,540,814	16,892,695
Dividends payable	546,641	547,141
Employees’ taxes withheld	275,112	329,926
Accrued profit sharing contribution	1,339,642	604,723
Accrued wages and expenses	11,289,678	10,354,029

Total current liabilities	45,552,771	43,771,269

LONG-TERM DEBT AND CAPITAL LEASE OBLIGATION	63,958,948	78,792,278

DEFERRED INCOME TAXES	29,908,754	30,481,620

OTHER LIABILITIES	5,381,389	5,683,708

COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 8)
STOCKHOLDERS’ EQUITY
Common stock-no par value-authorized 20,000,000 shares, issued 12,205,927 shares in 2003 and 12,215,927 in 2002	4,394,889	4,394,889
Retained earnings	123,236,904	128,719,560
Accumulated other comprehensive loss	(748,301)	(1,307,883)

Total	126,883,492	131,806,566
Less-treasury stock, 1,273,114 shares at cost	817,868	817,868

Total stockholders’ equity	126,065,624	130,988,698

TOTAL	$270,867,486	$289,717,573

See notes to consolidated financial statements and independent auditors’ report.

Consolidated Statements of Cash Flows

	Year Ended October 31,
	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES
Net Earnings (loss)	$(3,224,953)	$(6,008,897)	$1,348,022
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Cumulative effect of change in accounting principle	228,410	—	—
Deferred compensation liability	66,718	(53,203)	(18,057)
Postretirement liabilities	229,274	198,856	228,432
Landfill closure obligation	31,367	—	—
Depreciation and amortization	15,897,881	16,959,166	17,518,626
Loss on sale of investments and property, plant and equipment	125,663	654	4,861
Deferred income taxes	(2,095,404)	378,921	779,957
Workers’ compensation insurance deposit	(676,000)	—	—
Changes in assets and liabilities which provided (used) cash, exclusive of changes shown separately	9,085,089	(1,764,966)	16,036,029

Net cash provided by operating activities	19,668,045	9,710,531	35,897,870

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures for property, plant and equipment	(2,694,137)	(2,088,490)	(5,330,622)
Proceeds from sale of property, plant and equipment	7,440	59,015	80,533
Purchase of investments	(2,743,053)	(13,938,270)	(12,201,673)
Proceeds from sales of investments	12,974,436	12,252,956	12,441,673
Other	(120,064)	89,913	(134,172)

Net cash provided by (used in) investing activities	7,424,622	(3,624,875)	(5,144,261)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends	(2,187,563)	(3,826,922)	(4,363,575)
Increase (decrease) in dividends payable	(500)	(544,015)	1,050
Proceeds from exercise of common stock options	—	328,124	98,000
Payment of long-term debt	(22,542,755)	(15,039,488)	(15,036,469)
Repurchase of common stock	(70,140)	—	—
Loan costs	(285,000)	(316,474)	(414,375)
Interest rate swap termination fee	(863,581)	(742,201)	—
Capital lease obligation	234,557	—	—
Payment of capital lease principal	(7,003)	—	—

Net cash used in financing activities	(25,721,985)	(20,140,976)	(19,715,369)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,370,682	(14,055,321)	11,038,240
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	12,051,362	26,106,683	15,068,443

CASH AND CASH EQUIVALENTS, END OF YEAR	$13,422,044	$12,051,362	$26,106,683

CHANGES IN ASSETS AND LIABILITIES WHICH PROVIDED (USED) CASH, EXCLUSIVE OF CHANGES SHOWN SEPARATELY
(Increase) decrease in accounts receivable	$(6,167,956)	$1,653,025	$8,063,416
(Increase) decrease in refundable income taxes	3,570,174	(2,428,722)	(535,651)
(Increase) decrease in investments	2,797,357	326,717	13,759,893
(Increase) decrease in prepaid expenses	(347,484)	(107,018)	173,359
Increase (decrease) in accounts payable	7,648,119	(1,169,016)	(484,935)
Increase (decrease) in accrued profit sharing contribution	734,919	(182,214)	(2,934,264)
Increase (decrease) in other liabilities	849,960	142,262	(2,005,789)

Total	$9,085,089	$(1,764,966)	$16,036,029

See notes to consolidated statements and independent auditors’ report.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation—The consolidated financial statements include the accounts of Roanoke Electric Steel Corporation and its wholly-owned subsidiaries, Shredded Products Corporation, John W. Hancock, Jr., Inc., Socar, Inc., RESCO Steel Products Corporation, Roanoke Technical Treatment & Services, Inc. and Steel of West Virginia, Inc. (the “Company”). All significant intercompany accounts and transactions have been eliminated. The Company operates in a single business segment.

Cash and Cash Equivalents—The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Investments—Investments consist primarily of debt securities which mature between 2004 and 2033. The Company complies with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, and accordingly, management has classified its entire debt securities portfolio as “available for sale”. Under SFAS No. 115, “available for sale” securities are reported at fair value with unrealized gains and losses reported as other comprehensive income. These investments are carried on the balance sheets at fair value, which approximates amortized cost.

Inventories—Inventories of the Company are valued at the lower of cost or market. Cost is determined principally using the first-in, first-out method of accounting and includes materials, costs of production and manufacturing overhead. The determination of market includes such factors as utility of goods, the ability to dispose of the goods in the ordinary course of business, physical obsolescence and changes in price levels (see Note 2).

Property, Plant and Equipment—These assets are stated at cost. Depreciation expense is computed by straight-line and declining-balance methods. Maintenance and repairs are charged against operations as incurred. Major items of renewals and betterments are capitalized and depreciated over their estimated useful lives. Upon retirement or other disposition of plant and equipment, the cost and related accumulated depreciation are removed from the property and allowance accounts, and the resulting gain or loss is reflected in earnings (see Note 3).

Goodwill—The Company has adopted the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets”, which requires allocating goodwill to each reporting unit and testing for impairment using a two-step approach. Based on the Company’s current reporting structure, it has determined that it operates as three reporting units and, therefore, has assigned goodwill at the operating division level. Fair value is measured using a valuation based on market multiples, comparable transactions and discounted cash flow methodologies. The goodwill impairment test is performed annually or whenever an event has occurred that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For future valuation, should the operating division carrying value exceed the estimated fair market value, the Company would have to perform additional valuations to determine if any goodwill impairment exists. Any impairment recognized will be recorded as a component of operating expenses (see Note 14).

Income Taxes—The Company applies the provisions of SFAS No. 109, “Accounting for Income Taxes”. Under SFAS No. 109, deferred income taxes are provided by the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the future tax consequences of temporary differences between tax bases and financial reporting bases of other assets and liabilities (see Note 5).

Revenue Recognition—Revenues from sales are recognized when products are shipped to customers, except for fabrication products which are recognized by the percentage-of-completion method in accordance with industry practice. For these products, the Company establishes detailed estimates of product shipments and their related estimated costs. As product is shipped, revenue is recognized based on the quantity shipped in comparison to estimated production. For the years ended October 31, 2003, 2002 and 2001, approximately 80%, 77% and 72%, respectively, of revenue recognized was for finished goods shipments, while the remaining 20%, 23% and 28%, respectively, related to revenue recognized based on percentage of completion.

The Company records shipping and handling expenses in accordance with Emerging Issues Task Force (“EITF”) Issue No. 00-10, “Accounting for Shipping and Handling Fees and Cost”. Shipping and handling charges, billed to the customer, are included in sales revenues and the costs associated with such shipments are included in cost of sales. There were no sales to an unaffiliated customer in excess of 10% of consolidated sales for 2003, 2002 or 2001.

Concentration of Credit Risk—The Company sells to a large customer base of steel fabricators, steel service centers and construction contractors, most all of which deal primarily on 30-day credit terms. The Company believes its concentration of credit risk to be minimal in any one geographic area or market segment. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. Credit losses have not been significant in the past, with the exception of fiscal year 2003, and are generally within management’s expectations.

Fair Value of Financial Instruments—At October 31, 2003, the fair value of the Company’s cash and cash equivalents, accounts receivable, investments and long-term debt approximated amounts recorded in the accompanying consolidated financial statements (see Note 6).

Stock-Based Compensation—The Company’s stock option plans are described more fully in Note 12. The Company accounts for stock options under the intrinsic value method recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related Interpretations. No stock-based employee compensation cost is reflected in net earnings (loss), as all options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net earnings (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, to stock-based employee compensation:

	Year Ended October 31,
	2003	2002	2001
Net earnings (loss):
As reported	$(3,224,953)	$(6,008,897)	$1,348,022)
Deduct total stock-based compensation expense determined under fair value method for all awards, net of tax	(206,177)	—	(77,535)

Pro forma	$(3,431,130)	$(6,008,897)	$1,270,487

Basic net earnings (loss) per share:
As reported	$(0.29)	$(0.55)	$0.12

Pro forma	$(0.31)	$(0.55)	$0.12

Diluted net earnings (loss) per share:
As reported	$(0.29)	$(0.55)	$0.12

Pro forma	$(0.31)	$(0.55)	$0.12

The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2003 and 2001, respectively: dividend yield of 1.58% and 3.02%; expected volatility of 67.24% and 37.19%; risk-free interest rates of 3.25% and 4.87%; and an expected life of 5 years.

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

Recent Accounting Pronouncements - In June 2001, SFAS No. 143, “Accounting for Asset Retirement Obligations”, was issued, addressing financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated costs. SFAS No. 143 requires that the discounted fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of the fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The provisions of SFAS No. 143 became effective with the Company’s adoption of the statement on November 1, 2002 (see Note 18).

On November 1, 2002, the Company adopted the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. This statement supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of” and APB No. 30, “Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and how the results of a discontinued operation are to be measured and presented. The adoption of SFAS No. 144 did not have a material impact on the Company’s results of operations or financial condition.

In April 2002, SFAS No. 145, “Rescission of SFAS No. 4,44, and 64, Amendment of SFAS No. 13, and Technical Corrections, as of April 2002”, was issued, rescinding SFAS No. 4 which required that all gains and losses from extinguishment of debt be aggregated, and if material, classified as an extraordinary item. As a result, gains and losses from debt extinguishment are to be classified as extraordinary only if they meet the criteria set forth in APB No. 30, “Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. SFAS No. 145 also requires that sale-leaseback accounting be used for capital lease modifications with economic effects similar to sale-leaseback transactions. The Company’s November 1, 2002 adoption and implementation of SFAS No. 145 had no significant effect on its results of operations or financial condition.

In July 2002, SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, was issued, requiring companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 replaces EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 had no material impact on the Company’s results of operations or financial condition.

In December 2002, SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of SFAS No. 123, Accounting for Stock-Based Compensation”, was issued. This statement was issued to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The amendments to SFAS No. 123 in paragraphs 2(a)-2(e) of this statement were effective for financial statements for fiscal years ending after December 15, 2002 (see Notes 1 and 12).

In November 2002, the FASB issued FASB Interpretation (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others”. It clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur.

The objective of the initial measurement of the liability is the fair value of the guarantee at its inception. The initial recognition and initial measurement provisions of FIN 45 are effective on a prospective basis to guarantees issued or amended after December 31, 2002. The Company will record the fair value of future material guarantees, if any. The adoption of FIN 45 had no significant impact on the Company’s financial condition or results of operations.

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities”, requiring that unconsolidated variable interest entities must be consolidated by their primary beneficiaries. A primary beneficiary is the party that absorbs a majority of the entity’s expected losses or residual benefits. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to existing variable interest entities in the periods beginning after June 15, 2003. The Company’s adoption of FIN 46 had no material impact on its financial condition or results of operations.

In May 2003, SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”, was issued. SFAS No. 150 is effective for the Company’s financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The new rules establish standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that financial instruments within its scope be classified as liabilities. The adoption of SFAS No. 150 did not have a material impact on the Company’s financial position or results of operations.

Reclassifications—Certain amounts included in the consolidated financial statements for prior years have been reclassified from their original presentation to conform with the current year presentation.

NOTE 2—INVENTORIES

Inventories include the following major classifications:

	October 31,
	2003	2002
Scrap steel	$5,668,835	$5,277,486
Melt supplies	2,554,662	2,796,460
Billets	4,066,909	10,334,185
Mill supplies	3,712,415	3,972,626
Work-in-process	6,832,299	6,919,731
Finished steel	36,730,125	33,062,114

Total inventories	$59,565,245	$62,362,602

NOTE 3—PROPERTIES AND DEPRECIATION

Depreciation expense for the years ended October 31, 2003, 2002 and 2001 amounted to $14,896,157, $16,073,507 and $16,755,708, respectively. Generally, the rates of depreciation range from 3.3% to 20% for buildings and improvements and 5% to 33% for machinery and equipment. Property additions included no capitalized interest for 2003, 2002 and 2001.

NOTE 4—SHORT-TERM DEBT

The Company maintains a $1,000,000 credit facility which provides a line of credit.

NOTE 5—INCOME TAXES

The Company files a consolidated federal income tax return. The federal income tax returns through October 31, 1999 have been examined by the Internal Revenue Service with all issues settled.

The following is a reconciliation of income tax expense (benefit) per consolidated statements of earnings (loss) to that computed by using the federal statutory tax rate of 35% for 2003 and 2002 and 34% for 2001:

	Year Ended October 31,
	2003	2002	2001
Federal tax at the statutory rate	$(1,744,827)	$(3,663,951)	$765,712
Increase (decrease) in taxes resulting from:
State income taxes, net of federal tax benefit	(176,912)	(651,004)	(48,231)
Other items, net	(66,937)	(144,580)	186,591

Income taxes per consolidated statements of earnings (loss)	$(1,988,676)	$(4,459,535)	$904,072

The components of income tax expense (benefit) are as follows:
	Year Ended October 31,
	2003	2002	2001
Current income taxes:
Federal	$(281,031)	$(3,925,324)	$361,433
State	387,759	(913,132)	(237,318)

Total current income taxes	106,728	(4,838,456)	$124,115

Deferred income taxes:
Federal	(1,545,264)	467,334	615,717
State	(550,140)	(88,413)	164,240

Total deferred income taxes	(2,095,404)	378,921	779,957

Total income taxes	$(1,988,676)	$(4,459,535)	$904,072

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. There are no valuation allowances. The deferred tax liabilities and assets are as follows:

	October 31,
	2003	2002
Deferred tax liabilities:
Depreciation	$28,329,902	$28,902,768
Purchase price accounting differences	1,578,852	1,578,852

Total deferred tax liabilities	29,908,754	30,481,620

Deferred tax assets:
Reserves and accruals	2,582,855	1,758,403
Self-insurance	584,406	1,108,100
Inventory	188,783	147,153
Derivative transactions	454,474	584,986
State loss carryover	318,944	—
Other	1,395,817	732,029

Total deferred tax assets	5,525,279	4,330,671

Net deferred tax liabilities	$24,383,475	$26,150,949

Realization of certain deferred assets is dependent upon generating sufficient taxable income in the appropriate jurisdiction prior to expiration of the carryforward periods in 2021. The Company believes it is more likely than not the deferred net assets will be realized.

NOTE 6—LONG-TERM DEBT

Long-term debt consisted of the following:

	October 31,
	2003	2002
Syndicated term loan, secured by equipment, payable in quarterly installments of $3,750,000. Interest payable quarterly at the LIBOR rate of 1.16% plus 4.00%. Due January 3, 2006	$71,250,000	$93,750,000
Other notes payable	42,278	85,033

Total	71,292,278	93,835,033
Less—current portion	7,542,278	15,042,755

Long-term debt	$63,750,000	$78,792,278

In December 1998, the Company entered into a $30,000,000 revolving credit agreement with a group of banks that extended through December 15, 2003. Under the revolving credit agreement, interest was payable at October 31, 2001, at the LIBOR rate of 2.60% plus 1.75%. The agreement required the Company to pay a facility fee at an annual rate of .35% for 2001. In January 2002, the Company modified certain provisions of its credit agreement, which reduced the unused revolving credit facility to $1,000,000.

The Company does not use derivatives for trading purposes. Interest rate swaps, a form of derivative, are used to manage interest costs. On June 25, 1999, the Company did a reverse swap, converting $40,000,000 of term debt to a variable interest rate from a fixed rate. A fee of $1,300,000 was received and is being recorded in income ratably over the 6 1/2 years which remained to maturity of the term loan. On April 1, 2002, the Company effected an early termination, or unwind, of its interest rate swap agreements, resulting in the conversion of $75,000,000 of fixed-rate term debt into variable-rate borrowings. This reverse swap created a termination fee of $3,000,179 due the Lender, to be paid over the remaining term of the debt. The difference between fixed rate and floating rate interest was recognized as an adjustment to interest expense in the period incurred. The remaining $71,250,000 of variable rate term debt is subject to the risk of fluctuations in short-term interest rates; however, cash and investments at October 31, 2003 provided a partial hedge against rising interest rates.

Under the loan agreements, as modified in January 2003 and resulting in the prepayment of $7,500,000 through October 31, 2003, the Company must maintain consolidated current assets of not less than 1.5 times consolidated current liabilities and maintain consolidated funded debt of not greater than .50 times consolidated total capitalization. In addition, consolidated EBITDA could not be less than $15,250,000 for the year ended October 31, 2003. The Company was in compliance with the loan agreements, as modified, as of October 31, 2003 and 2002.

Annual aggregate long-term debt maturities are approximately $7,500,000 for 2004, $15,000,000 for 2005 and $48,750,000 for 2006.

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

For certain hedging relationships, SFAS No. 133 eliminates special accounting formerly provided by U.S. GAAP. The Company has traditionally entered into interest rate swap and similar instruments to manage its exposure to movements in interest rates paid on corporate debt. Such instruments are matched with underlying borrowings. SFAS No. 133 eliminates special hedge accounting if the swap agreements do not meet certain criteria, thus requiring the Company to reflect all changes in their fair value in its current earnings. Since the Company’s prior swap agreements met the required criteria necessary to use special hedge accounting, the Company recorded a $875,595 after-tax earnings adjustment and a $4,339,218 after-tax loss adjustment, for the years ended

October 31, 2002, and 2001, respectively, through other comprehensive income (loss), as a result of the change in the fair value of these swap instruments. As of April 1, 2002, the Company effected an early termination, or unwind, of its interest rate swap agreements, resulting in the conversion of fixed-rate debt into variable-rate borrowings. This swap unwind created a termination fee of $3,000,179 due the Lender, to be paid over the remaining term of the debt. For the years ended October 31, 2003 and 2002, the reclassification, and subsequent amortization/accretion, of these past hedging relationships resulted in the Company recording after-tax earnings adjustments of $510,419 and $492,224, respectively, through other comprehensive income (loss). Due to fluctuations in interest rates and volatility in market expectations, the fair market value of interest rate swap instruments can be expected to appreciate or depreciate over time. The Company plans to continue its practice of economically hedging various components of its debt. However, as a result of SFAS No. 133, such swap instruments may now create volatility in future reported earnings or other comprehensive income (loss).

In the 2003 fourth quarter, the Company entered into multiple, one-year or less, derivative financial instruments, and in the 2001 third quarter, the Company entered into a one-year derivative financial instrument, to minimize the exposure of price risk related to certain natural gas purchases used in the manufacturing process. The contracts used to mitigate the price risk related to natural gas purchases are/were designated as effective cash flow hedges for a portion of the natural gas usage over the periods in the agreements. Unrealized gains and losses associated with marking the contracts to market are/were recorded as a component of other comprehensive income (loss) and included in the stockholders’ equity section of the balance sheet as part of accumulated comprehensive income (loss). These gains and losses are/were recognized in earnings in the month in which the related natural gas is/was used, or in the month a hedge is/was determined to be ineffective. For the years ended October 31, 2003, 2002 and 2001, the Company recorded an after-tax loss adjustment of $18,525, an after-tax earnings adjustment of $522,390 and an after-tax loss adjustment of $522,390, respectively, through other comprehensive income (loss), related to future transactions, which are/were expected to be recognized in earnings within the respective contract term. The 2001 cash flow hedge became ineffective on April 30, 2002, with the maturity, and termination, of both the gas and commodity derivative contracts. For the 2003 cash flow hedge, there were no ineffective hedges for the year ended October 31, 2003.

NOTE 8—COMMITMENTS AND CONTINGENT LIABILITIES

At October 31, 2003, the Company was committed for $557,464 for purchases of equipment and production facilities.

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

NOTE 9—COMMON STOCK AND EARNINGS PER SHARE

Outstanding common stock consists of 560,000 shares, issued prior to October 31, 1967, at no stated value; 750,656 shares issued subsequent to October 31, 1967, at a stated value of $.50 per share; 1,310,656 shares issued in 1981 at no stated value; 1,310,656 shares, less the equivalent of 42 fractional shares, issued in 1986 at no stated value; 1,965,963 shares, less the equivalent of 151 fractional shares, issued in 1988 at no stated value; 800 shares issued in 1989 at no stated value; 3,000 shares issued in 1992 at no stated value; 1,200 shares issued in 1993 at no stated value; 44,000 shares issued in 1994 at no stated value; 3,023,804 shares, less the equivalent of 152 fractional shares, issued in 1995 at no stated value; 23,750 shares issued in 1996 at no stated value; 35,950 shares issued in 1997 at no stated value; 4,572,870 shares, less the equivalent of 158 fractional shares, issued in 1998 at no stated value, less 1,253,800 treasury (repurchased) shares retired during 1998; 75,900 shares issued in 1999 at no stated value, less 126,000 treasury (repurchased) shares retired during 1999; 30,275 shares issued in 2000 at no stated value, less 155,000 treasury (repurchased) shares retired during 2000; 10,500 shares issued in 2001 at no stated value; 31,250 shares issued in 2002 at no stated value and less 10,000 treasury (repurchased) shares retired during 2003. During the years ended October 31, 1986 and October 31, 1996, the Company increased authorized common stock from 4,000,000 shares to 10,000,000 shares, and from 10,000,000 shares to 20,000,000 shares, respectively. The Company retired in 1998, 1999, 2000 and 2003 all of its treasury stock applicable to the shares acquired through its common stock repurchase plans.

SFAS No. 128, “Earnings per Share”, requires the presentation of “basic” earnings per share and “diluted” earnings per share on the face of the statement of earnings. Basic earnings per share is computed by dividing the net income available to common stockholders by the weighted average shares of outstanding common stock. The calculation of diluted earnings per share is similar to basic earnings per share except that the denominator includes dilutive common stock equivalents such as stock options and warrants. Basic earnings (loss) per share have been computed based on the weighted average number of shares outstanding of 10,938,999 for 2003, 10,934,380 for 2002 and 10,908,584 for 2001. The average number of shares outstanding was weighted after giving effect to stock options exercised and/or repurchased common stock during 2003, 2002 and 2001. Diluted earnings (loss) per share have been computed based on the weighted average number of shares outstanding (including outstanding and exercisable stock options) of 10,945,346 for 2003, 10,967,904 for 2002 and 10,950,723 for 2001. Options to purchase 323,000, 122,500 and 161,250 shares of common stock were outstanding at October 31, 2003, 2002 and 2001, respectively, but were not included in the computation of diluted earnings (loss) per share because the effect would be antidilutive.

NOTE 10—PROFIT SHARING PLANS

The Company, including Shredded Products Corporation, RESCO Steel Products Corporation, Socar, Inc. and Steel of West Virginia, Inc. (“SWVA”), has qualified profit sharing plans which cover substantially all employees. John W. Hancock, Jr., Inc. has an unqualified plan. Socar, Inc.’s annual contribution is discretionary while the other plans’, except SWVA, annual contribution cannot exceed 20% of their combined earnings before income taxes. SWVA’s annual contribution cannot exceed 17% of its pretax profit for bargaining unit employees, with comparable amounts contributed ratably to the nonbargaining group. Total contributions of all Companies shall not exceed the maximum amount deductible for such year under the Internal Revenue Code and amounted to $1,309,091 for 2003, $658,699 for 2002 and $822,609 for 2001.

NOTE 11—INTEREST EXPENSE

Interest expense is stated net of interest income of $433,558 in 2003, $1,055,175 in 2002 and $1,518,196 in 2001.

NOTE 12—STOCK OPTIONS

Under a nonqualified stock option plan approved by the stockholders in 1989, the Company may issue 112,500 shares of unissued common stock to employees of the Company each plan year. Under a non-statutory stock option plan approved by the Board in 1997, the Company may issue 25,000 shares of unissued common stock to directors of the Company over the life of the plan. There were 112,500 stock options granted in 2003. There were no stock options granted in 2002. Options for 112,500 shares were granted for 2001, 112,500 shares for 2000, 112,500 shares for 1999, 84,000 shares for 1998, 82,000 shares for 1997, 75,000 shares for 1996, 41,500 shares for 1995, 36,000 shares for 1992, and 32,500 shares for 1990. Three-for-two stocks splits in 1998 and 1995 increased these grants an additional 117,275 and 32,300 shares, respectively. These options are exercisable for a term of 5 years for employees and 10 years for directors from the date of grant, and a summary follows:

	Weighted Average Exercise Price Per Share	Shares
Balance, November 1, 2000	$13.44	416,050
Granted	9.61	112,500
Exercised	7.93	(10,500)
Expired or terminated	7.93	(16,500)

Balance, October 31, 2001	12.88	501,550
Granted	—	—
Exercised	8.93	(31,250)
Expired or terminated	12.87	(27,000)

Balance, October 31, 2002	13.16	443,300
Granted	8.84	112,500
Exercised	—	—
Expired or terminated	14.19	(126,300)

Balance, October 31, 2003	11.62	429,500

Shares available for grant at year-end		145,797

The Company applies APB No. 25 and related Interpretations in accounting for the nonqualified stock option plans. Accordingly, compensation cost of $167,625, $0 and $191,250 for the years ended October 31, 2003, 2002 and 2001, respectively, was recognized for the difference between the exercise price and the fair value of the stock price at the grant date.

The fair value of options granted during the years ended October 31, 2003 and 2001 was $5.53 and $3.99, respectively. The following table summarizes information about stock options outstanding and exercisable at October 31, 2003:

Exercise Prices	Number Outstanding and Exercisable	Remaining Contractual Life in Years
$8.44	106,500	4.09
9.61	106,500	2.25
10.50	10,000	3.33
13.71	85,000.21
14.45	100,500	1.25
14.56	7,500.79
17.50	13,500	4.25

	429,500

NOTE 13—HEALTH BENEFITS AND POSTRETIREMENT COSTS

The Company currently provides certain health care benefits for terminated employees who have completed 10 years of continuous service after age 45. On July 1, 2003 the Company amended the policy to discontinue coverage of employees that were not already qualified at the time. Those qualified were employees who were age 55 or more and had 10 years of service on July 1, 2003.

On October 31, 2003, the Company adopted SFAS No. 132, ‘Employers’ Disclosures About Pensions and Other Postretirement Benefits’, which standardizes disclosure requirements for pensions and other postretirement benefits. Required disclosures under this statement as of, and for the years ended October 31, are a follows:

	2003	2002	2001
Change in benefit obligation:
Benefit obligation at beginning of year	$2,355,438	$2,156,582	$1,928,150
Service cost	179,032	182,150	181,275
Interest cost	167,882	142,169	139,290
Benefits paid	(117,640)	(125,463)	(92,133)

Benefit obligation at end of year	$2,584,712	$2,355,438	$2,156,582

Change in plan assets:
Fair value of plan assets at beginning of year	—	—	—
Employer contribution	$117,640	$125,463	$92,133
Benefits paid	(117,640)	(125,463)	(92,133)

Fair value of plan assets at end of year	$—	$—	$—

Fund status	$(2,584,712)	$(2,355,438)	$(2,156,582)
Unrecognized net actuarial gains	(265,972)	(136,118)	(802,897)
Unrecognized transition obligation	(598,719)	—	—

Accrued benefit cost	$(3,449,403)	$(2,491,556)	$(2,959,479)

Weighted average assumptions-discount rate	6.25%	6.75%	7.00%

Components of net periodic benefit cost:
Service cost	$179,032	$182,150	$181,275
Interest cost	167,882	142,169	139,290
Amortization of transitions cost	3,234	795	(11,477)

Net periodic benefit cost	$350,148	$325,114	$309,088

The assumed health care cost trend rate used in measuring the accumulated post retirement benefit obligation was 7.0% for 2001, decreasing linearly each successive year until it reaches 5.0% in 2012, after which it remains constant. A one percentage point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation by $233,799 and the net post retirement benefit cost by $34,998.

NOTE 14—GOODWILL

As fiscal yearend October 31, 2001, the Company had net goodwill of $13,868,347, accumulated amortization of $2,328,313 and had incurred $809,848 in goodwill amortization in the statement of earnings for the year than ended. The Company early adopted SFAS No. 142 on November 1, 2001 and, subsequently discontinued goodwill amortization. Based on the Company’s current reporting structure, it has determined that it operates as three reporting units and, therefore, has assigned goodwill at the operating division level. The Company completed the first step of the transitional goodwill impairment test and determined that the fair value exceeded the recorded book value at October 31, 2001 and thus, no goodwill impairment loss existed. On going the Company will perform its impairment testing during the third quarter of each year. Any subsequent impairment losses, if any, will be reflected in operating income in the statement of earnings. The Company completed its impairment testing of goodwill during the 2002 and 2003 third quarters and determined that no goodwill impairment loss existed as of July 31, 2002 and 2003. The carrying value of goodwill is periodically reviewed based upon an assessment of operations of the acquired entity. Such a review was performed as of October 31, 2003, with findings of no impairment loss.

Had the Company been accounting for its goodwill and other intangible assets under SFAS No. 142, the Company’s net earnings (loss) and earnings (loss) per share would have been as follows:

	Year Ended October 31,
	2003	2002	2001
Reported net earnings (loss)	$(3,224,953)	$(6,008,897)	$1,348,022
Add goodwill amortization, net of tax	—	—	809,848

Adjustment earnings (loss)	$(3,224,953)	$(6,008,897)	$2,157,870

Basic and diluted net earnings (loss) per share:
Reported net earnings (loss)	$(0.29)	$(0.55)	$0.12
Goodwill amortization, net of tax	—	—	0.08

Adjusted basic and diluted net earnings (loss) per share	$(0.29)	$(0.55)	$0.20

NOTE 15—SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information is as follows:

	Year Ended October 31,
	2003	2002	2001
Cash paid during the period for:
Interest	$5,266,028	$6,542,485	$8,591,557

Income taxes (net of cash received)	$(3,791,376)	$(2,409,734)	$659,766

Non cash items:
Cumulative effect of change in accounting for derivative financial instruments	—	—	$1,663,516
Change in derivative financial instruments	$(18,525)	$1,397,985	(4,861,608)
Accretion of past hedging relationships	510,419	492,224	—
Unrealized gain on ‘available for sale’ securities	67,688	—	—

Total noncash items	$559,582	$1,890,209	$(3,198,092)

Reclassification of land to investment property	$477,490	—	—

NOTE 16—DEFERRED COMPENSATION PLAN

The Company maintains a nonqualified deferred compensation plan (the “Executive Deferred Compensation Plan”). The purpose of the Executive Deferred Compensation Plan is to provide to certain eligible employees of the Company the opportunity to : (1) defer elements of their compensation (including any investment income thereon) which might not otherwise be deferrable under the current plans; and (2) receive the benefit of additions to their deferral comparable to those obtainable under the current plans in the absence of certain restrictions and limitations in the Internal Revenue Code. Amounts deferred are paid into a trust owned by the Company and are included in other assets. The Company’s liability and trust asset under the Executive Deferred Compensation Plan as of October 31, 2003 and 2002 was $537,011 and $470,293, respectively.

NOTE 17—ENTERPRISE-WIDE INFORMATION

The Company’s business consists of one industry segment, which is the extracting of scrap metal form discarded automobiles and the manufacturing, fabricating and marketing of merchant steel bar products and specialty steel sections, reinforcing bars, open-web steel joists and billets. The industry segment consists of three classes of products-merchant steel products and specialty steel sections, fabricated bar joists and reinforcing bars and billets.

	Financial Information Relating to Classes of Products
	2003	2002	2001
Sales to unaffiliated customers:
Merchant steel and specialty steel sections	$211,209,483	$172,654,655	$190,631,577
Fabricated bar joist and reinforcing bars	75,449,093	73,575,373	101,985,847
Billets	25,432,380	17,543,681	15,057,181

Total consolidated sales	$312,090,956	$263,773,709	$307,674,605

Information relating to geographic areas indicates that significantly all of the consolidated sales are domestic, as foreign revenues are not material.

NOTE 18—ASSET RETIREMENT OBLIGATION

The Company adopted SFAS No. 143 on November 1, 2002. Application of the statement encompasses an industrial landfill located on the site of the Company’s subsidiary, Shredded Products Corporation, which will operate for about thirty to thirty-five years before closing.

SFAS No. 143 requires pro forma disclosure of the amount of the liability for obligations as if the statement had been applied during all periods affected, using current information, current assumptions, and current interest rates. In addition, the effect of adopting a new accounting principal on net earnings and the related per share amounts is required to be shown on the face of the statement of earnings for all periods presented under APB No. 20.

On November 1, 2002, the date of adoption, an asset retirement obligation for landfill closure and post closure costs of $433,902 was recorded, compared to the associated long-lived asset, net of accumulated depreciation of $205,492. This resulted in a cumulative effect of adopting this statement of $228,410. The effect of this statement had it been applied during prior years would not have been material to the amounts presented or to the reported earnings per share.

At October 31, 2003, the asset retirement obligation totaled $465,269 and is included in other non-current liabilities. The change in the obligation consisted of liabilities incurred and accretion expense of $433,902 and $31,367, respectively.

NOTE 19—LEASES

The Company has non-cancelable operating leases for trucks and trailers used in hauling products and supplies, various manufacturing and office equipment, land used for storage and access purposes, and buildings used both as office and plant facilities and for product and supplies storage. Rental expense under operating leases was $1,767,433, $1,919,587 and $1,833,573 in 2003, 2002 and 2001, respectively.

The Company has a capital lease for land used in the manufacturing process. The asset held under capital lease amounted to $234,557, with accumulated amortization of $7,003 at October 31, 2003.

The future minimum lease payments under non-cancelable operating and capital leases as of October 31, 2003 are as follows:

	Operating Leases	Capital Leases
2004	$1,791,722	$30,000
2005	768,110	30,000
2006	535,267	30,000
2007	377,238	30,000
2008 and after	370,748	170,000

Total minimum lease payments	$3,843,085	290,000

Less amounts representing interest		62,446

Present value of net minimum lease payments		227,554
Less current portion under capital lease		18,606

Long-term obligation under capital lease		$208,948

NOTE 20—UNAUDITED QUARTERLY FINANCIAL DATA

Summarized unaudited quarterly financial data for 2003 follows:

	Three Months Ended
	January 31	April 30	July 31	October 31
Sales	$61,129,954	$77,075,724	$82,285,245	$91,600,033

Gross earnings	$3,073,159	$4,276,379	$6,256,455	$10,484,358

Net earnings (loss)	$(2,129,872)	$(1,476,247)	$(319,569)	$700,735

Net earnings (loss) per share:
Basic	$(.19)	$(.13)	$(.03)	$.06

Diluted	$(.19)	$(.13)	$(.03)	$.06

Summarized unaudited quarterly financial data for 2002 follows:

	Three Months Ended
	January 31	April 30	July 31	October 31
Sales	$57,939,910	$64,118,964	$69,779,452	$71,935,383

Gross earnings (loss)	$(654,765)	$6,302,207	$6,003,101	$5,950,512

Net loss	$(4,874,542)	$(224,361)	$(594,620)	$(315,374)

Net loss per share:
Basic	$(.45)	$(.02)	$(.05)	$(.03)

Diluted	$(.45)	$(.02)	$(.05)	$(.03)

To the Stockholders and Board of Directors of Roanoke Electric Steel Corporation:

We have audited the accompanying consolidated balance sheets of Roanoke Electric Steel Corporation and its wholly-owned subsidiaries as of October 31, 2003 and 2002, and the related consolidated statements of earnings (loss), stockholders’ equity and comprehensive loss, and cash flows for each of the three years in the period ended October 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Roanoke Electric Steel Corporation and its wholly-owned subsidiaries at October 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 18 to the consolidated financial statements, effective November 1, 2002, the Company changed its method for accounting for asset retirement obligations in accordance with Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations.”

Raleigh, North Carolina

December 8, 2003

Results of Operations

Sales

In 2001, sales declined 17.5% as a result of depressed economic conditions within the steel industry, construction industry and certain niche markets. Selling prices for merchant bar products, fabricated products and specialty products declined 15%, 3% and 9%, respectively, due to heightened foreign and domestic competition. Selling prices for billets were 6.1% lower, mostly attributable to falling scrap steel costs, our main raw material, which normally triggers changes in billet prices. Shipment volumes were, also, negatively affected by poor business conditions. Shipments of specialty products were down 15.5%, primarily, as a result of depressed economic conditions within major market segments. Fabricated products shipments decreased 16% as construction activity slowed dramatically during the latter part of the year. Billet shipments declined 27% due to poor market conditions and the loss of a major customer. However, sales were positively affected by a 9% increase in tons shipped of merchant bar products due to new product offerings and declining inventory levels at steel service centers.

In 2002, poor business conditions continued and competition intensified, resulting in a 14.3% reduction in sales. Fabricated products suffered the greatest decline, as both selling prices and shipments were over 16% lower, due to much weaker construction activity and increased competitive pressures. In addition, a further softening in demand, caused by poor economic conditions within certain niche markets, resulted in a 14.8% decline in shipments of specialty steel products, while selling prices declined 3.6% due to heightened competition and product mix. Demand for merchant bar products diminished near year-end, resulting in a 3.2% decline in shipments and contributing to the decline in sales for the year. Also, selling prices for billets declined 1.6%, in spite of rising scrap costs, due to changes in the mix of products and customers. Sales were positively impacted by a .6% increase in selling prices for bar products and an 18.5% improvement in billet shipments. The selling price increase, although small, was significant in that it represented three increases in the list prices for bar products during the year, in spite of less than desirable market conditions and was, primarily, the result of rising scrap costs. Billet shipments spiked with the temporary return during the year of a major customer whose shipments were purposely curtailed during the prior years, due to their financial condition, in order to reduce the Company’s exposure to bad debts.

Sales increased 18.3% in 2003, mainly, due to improved selling prices for merchant bar products, specialty steel sections, and billets. Selling prices for merchant bar products, specialty steel sections, and billets increased 18.8%,8.8%, and 11.3%, respectively. The improvement in selling prices was principally due to rising scrap steel costs which prompted several industry-wide price increases as well as a strengthening in demand for the Company’s products. Tons shipped of merchant bar products, specialty products, and billets also increased as a result of an improvement in the Company’s markets. Fabricated selling prices increased 1.1% during the year, although the total tons shipped decreased due to continued intense competition within the commercial construction industry.

Cost of Sales and Gross Margins

Cost of sales declined in 2001 due, primarily, to the decreased tons shipped of billets, fabricated products and specialty products, together with lower scrap costs. In 2002, cost of goods sold declined, principally, as a result of the decreased tons shipped of fabricated products, specialty steel products and merchant bar products, in spite of higher billet shipments and scrap steel costs. Cost of goods sold increased in 2003 due, mainly, to an increase in tons shipped of specialty products and billets, and an increase in the costs of scrap steel.

Gross earnings as a percentage of sales fell in 2001 to 11.5%, mostly, as a result of declining selling prices for all product classes, in spite of the lower scrap costs. In 2002, the percentage continued its slide to 6.7%, mainly, due to higher scrap costs and lower selling prices for specialty steel products, fabricated products and billets. In 2003, gross earnings as a percentage of sales increased to 7.7%, due, primarily, to an increase in selling prices in three of our product classes despite higher scrap costs.

Reduced margins and reduced volumes for most product classes accounted for the lower gross and net earnings in 2001. In 2002, lower margins and volumes for fabricated products and specialty steel sections were the main reason for the decline in gross and net earnings. In 2003, increased margins in merchant bar products and specialty steel products and increased volumes of most product classes was primarily responsible for the increase in gross and net earnings.

Repairs and maintenance expense for the years ended October 31, 2003, 2002 and 2001 amounted to $19,585,305, $17,425,850 and $18,973,295, respectively. Repairs and maintenance fluctuates depending upon the required needs during each of the periods mentioned. The Company has no significant deferred maintenance and believes its facilities are operating within reasonable productive capacities.

Administrative Expenses

In 2001, administrative expenses declined due to reduced bad debts and executive and other management compensation. Other expenses such as insurance and professional fees were higher. Administrative expenses as a percentage of sales increased to 8. 3%, resulting from the significant decline in sales.

In 2002, administrative expenses decreased, as a result of reductions in almost all categories of expense. Major declines were made in executive and management compensation, travel, directors’ fees and contributions. In addition, the November 1,2001 adoption of the new accounting standard for intangibles eliminated goodwill amortization during 2002, while 2001 included amortization expense. A few expenses increased such as bad debts and taxes other than payroll and income. Administrative expenses as a percentage of sales increased to 8. 5%, due to the substantial decline in sales.

Total administrative expenses increased in 2003, mainly, due to bad debt charges as a result of the bankruptcy of a few customers and an increase in bad debt reserves in connection with another customer. These charges more than offset a decline in salaries, directors’ fees and administrative insurance expense. Administrative expenses as a percentage of sales decreased to 7.5% due to the increase in sales.

Interest Expense

Interest expense was slightly higher in 2001 due to higher interest rates and lower interest income of $1,518,196, which more than offset reduced average borrowings. In 2002, interest expense declined due to reduced average borrowings and lower average interest rates, in spite of lower interest income of $1,055,175. In 2003, interest expense declined, again, due to reduced average borrowings and lower interest rates, in spite of lower interest income of $433,558.

Profit Sharing Expense and Income Taxes

Contributions to various profit sharing plans are determined as a proportion of earnings before income taxes and should normally increase or decrease with earnings. However, in 2003 and 2002, profit sharing expense was accrued, even though operating losses were incurred because two plans accrued benefits, as a result of incurred earnings by the sponsoring companies. One plan provided no benefits due to losses by the sponsoring company.

Income tax expense as a percentage of pretax income increased in 2001 due to the effect of nondeductible amortization and other expenses on lower book income. In 2002, the effective rate for income tax benefits was higher due to higher income tax rates and refunds received in 2002 for research and development tax credits. In 2003, the effective rate for income tax benefits was lower, mainly, due to the absence of the research and development refunds received in 2002.

Antitrust Litigation Settlement

During the first quarter of 2003 and in the second quarter of 2002, other operating expenses were reduced by $520,960 and $700,991, respectively, as a result of a partial settlement received in conjunction with the ongoing antitrust litigation against the Company’s graphite electrode suppliers.

Financial Condition, Liquidity and Capital Resources

At year-end, working capital was $85,281,889, cash and investments were $17,200,436, the current ratio was 2.9 to 1 and the quick ratio was 1.4 to 1. All are sound indicators of ample liquidity and a healthy financial condition. Current debt maturities are $15,000,000 annually, which will affect future liquidity and working capital. The cash and investments, combined with internally generated funds should provide the liquidity and capital resources necessary to remain competitive, fund operations and meet required debt retirement. However, the Company modified certain provisions of its credit agreement in January, 2003. The modification resulted in the prepayment of $15,000,000 of debt, which will negatively affect future liquidity and capital resources. Also, the modification made certain financial covenants less restrictive.

During the year, borrowings decreased to $71,519,832, and the ratio of debt to equity improved to 1.1 to 1. The percentage of long-term debt to total capitalization decreased from 37.6% to 33.7% at year-end. However, net long-term debt, after deducting cash and investments, as a percentage of total capitalization was 27.1%, which is more respectable. With debt comprising a higher percentage of our capital structure and much tighter credit markets, the availability of capital resources could be more limited than in the past.

During the 2002 second quarter, the Company unwound the balance of its interest rate swap and is obligated to pay, over the remaining term of the debt, a termination fee of $3,000,179, of which there was a remaining balance to be paid of $1,394,397 at October 31, 2003.

The termination of the interest rate swap, that was accounted for as a hedge, effectively converted $75,000,000 of fixed-rate debt into variable-rate borrowings, placing the Company at risk for future increases in market interest rates. However, the conversion to currently variable rates has resulted in interest rate savings of $3,445,689 to date.

The Company has no material off-balance sheet financing arrangements nor does it have any transactions, arrangements or other relationships with any unconsolidated structured finance or special purpose entities.

Management is of the opinion that adoption of the Clean Air Act Amendments or any other environmental concerns will not have a materially adverse effect on the Company’s operations, capital resources or liquidity (see Note 8 to the consolidated financial statements). Additional future capital expenditures are presently estimated to be less than $10,000,000 and will be completed and funded, as the Company’s financial resources permit.

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

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements. Allowances for doubtful accounts are maintained to provide for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of these customers became worse, resulting in their inability to make payments, additional allowances may be required. The Company periodically reviews for impairment of its long-lived assets, and whenever changes in circumstances indicate that the carrying amount of the assets may not be recoverable, records an impairment charge, if necessary. Compliance issues, associated with environmental laws and regulations established by federal, state and local authorities, could subject the Company to various related costs. The Company makes provision for these costs, but if the environmental laws and regulations or the varying underlying assumptions change, adjustment to the reserves may be necessary. Provision is also made for estimated costs associated with coverages for workers’ compensation insurance and self-insured health plans. These estimates and related reserves could require revision if circumstances and conditions warrant.

Forward-Looking Statements

From time to time, the Company may publish forward-looking statements relating to such matters as anticipated financial performance, business prospects, technological developments, new products, research and development activities and similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, the Company notes that a variety of factors could cause the Company’s actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company’s forward-looking statements. The risks and uncertainties that may affect the operations, performance, development and results of the Company’s business include economic and industry conditions, availability and prices of supplies, prices of steel products, competition, governmental regulations, interest rates, inflation, labor relations, environmental concerns and others.

The Common Stock of Roanoke Electric Steel Corporation is traded on the Nasdaq National Market using the symbol RESC. At year-end, there were approximately 586 shareholders of record. All amounts below are per share.

	2003 Stock Prices		2002 Stock Prices		Cash Dividends

	High	Low	High	Low	2003	2002

First Quarter	11.03	9.33	15.10	10.76	$.05	$.10
Second Quarter	11.25	6.55	16.31	11.71	.05	.10
Third Quarter	9.20	5.98	16.50	11.70	.05	.10
Fourth Quarter	10.20	8.90	12.61	9.25	.05	.05

## Officers

**Donald G. Smith, 68**
Chairman, President, Treasurer and Chief Executive Officer
46 years of service

**J. Kenneth Charles, III, 50**
President, Socar, Inc.
26 years of service

**Timothy R. Duke, 52**
President and Chief Executive Officer, Steel of West Virginia, Inc.
16 years of service

**James F. Garlow, 67**
President, John W. Hancock, Jr., Inc.
42 years of service

**H. James Akers, Jr., 64**
Vice President, Melt Operations
47 years of service

**Daniel L. Board, 66**
Vice President, Purchasing
43 years of service

**Thomas J. Crawford, 48**
Vice President Administration and Secretary
26 years of service

**Donald R. Higgins, 58**
Vice President-Sales
38 years of service

**Mark G. Meikle, 39**
Vice President-Finance, Assistant Treasurer and Chief Financial Officer
10 years of service

## Board Of Directors

**Frank A. Boxley**
President,
Southwest Construction, Inc.

**George B. Cartledge, Jr.**
Chairman,
Grand Home Furnishings, Inc.

**Timothy R. Duke**
President and Chief Executive Officer,
Steel of West Virginia, Inc.

**George W. Logan**
Chairman,
Valley Financial Corporation

**Charles I. Lunsford, II**
Retired Chairman,
Charles Lunsford Sons & Associates

**Thomas L. Robertson**
Chairman,
Carilion Foundation

**Donald G. Smith**
Chairman, President, Treasurer and Chief Executive Officer,
Roanoke Electric Steel Corporation

**Charles W. Steger**
President,
Virginia Polytechnic Institute and State University

## Committees Of The Board

**Executive:**
D. G. Smith, Chairman;
T. L. Robertson, G. W. Logan,
G. B. Cartledge, Jr.

**Audit:**
T. L. Robertson, Chairman;
G. W. Logan, C. W. Steger

**Profit Sharing:**
C. I. Lunsford, II, Chairman;
D. G. Smith

**Compensation and Stock Option:**
G. B. Cartledge, Jr., Chairman;
F. A. Boxley, C. I. Lunsford, II

## Corporate Information

**Annual Meeting**
The 2004 Annual Meeting of Shareholders will be held at 10:00 a.m. on Tuesday, February 17, 2004 at the American Electric Power Company Building, 40 Franklin Road, S. W., Roanoke, Virginia.

**General Counsel**
Woods, Rogers & Hazlegrove P.L.C.
Roanoke, Virginia

**Independent Auditors**
Deloitte & Touche LLP
Raleigh, North Carolina

**Transfer Agent**
Shareholder Inquiries:
Roanoke Electric Steel Corporation
c/o EquiServe
P.O. Box 43010
Providence, RI 02940-3010
1-800-633-4236
www.equiserve.com

**Dividend Reinvestment Plan**
Roanoke Electric Steel offers its shareholders a dividend reinvestment plan through its transfer agent. For more information, please contact the transfer agent or Thomas J. Crawford, Vice President Administration and Secretary.

**Stock Listing**
Nasdaq National Market
Symbol: RESC

**Financial Information**
Analysts, investors and others seeking financial information are requested to contact: Mark G. Meikle, Vice President-Finance or Thomas J. Crawford, Vice President Administration and Secretary.

Copies of the Corporation's Annual Report or Form 10-K may be obtained without charge by writing to Mr. Crawford at the address below.

**Corporate Office**
102 Westside Boulevard
P. O. Box 13948
Roanoke, Virginia 24038-3948
540-342-1831

# Roanoke Electric Steel Corporation

**Steel Mini-mills**

**Parent:**

**Roanoke Electric Steel Corporation**
102 Westside Boulevard NW
P.O. Box 13948
Roanoke, Virginia 24038-3948
Telephone: 540-342-1831 Sales: 800-753-3532 Fax: 540-342-6610
Web site: www.roanokesteel.com E-mail: sales@roanokesteel.com

**Subsidiary:**

**Steel of West Virginia, Inc.**
17th Street & 2nd Avenue
P.O. Box 2547
Huntington, West Virginia 25726-2547
Telephone: 304-696-8200 Sales: 800-624-3492 Fax: 304-529-1479
Web site: www.swvainc.com E-mail: steel@swvainc.com or sales@swvainc.com

**Steel Fabricators**

**Subsidiaries:**

**John W. Hancock, Jr., Inc.**
2535 Diuguids Lane
P.O. Box 3400
Salem, Virginia 24153
Telephone: 540-389-0211 Sales: 800-336-5773 Fax: 540-389-0378
Web site: www.hancockjoist.com E-mail: jwhmail@hancockjoist.com

**Marshall Steel, Inc.**
1555 Harbor Avenue
P.O. Box 13463
Memphis, Tennessee 38113-0463
Telephone: 901-946-1124 Fax: 901-946-5676
Web site: www.swvainc.com E-mail: marshallsteel@aol.com

**RESCO Steel Products Corporation**
438 Kessler Mill Road
Salem, Virginia 24153
P.O. Box 13948
Roanoke, Virginia 24038-3948
Telephone: 540-387-0284 Sales: 800-868-0628 Fax: 540-389-4971
E-mail: jimcarr@rescosteel.com

**Socar, Inc.**
2527 East National Cemetery Road
P.O. Box 671
Florence, South Carolina 29503
Telephone: 843-669-5183 Sales: 800-669-5183 Fax: 843-669-0675
Web site: www.socarinc.com E-mail: llm@socarinc.com

**Socar of Ohio, Inc.**
21739 Road E 16
P.O. Box 219
Continental, Ohio 45831
Telephone: 419-596-3100 Fax: 419-596-3120
Web site: www.socarinc.com E-mail: socaroh@socarinc.com

**Scrap Steel Processor**

**Subsidiary:**

**Shredded Products Corporation**
700 Commerce Road
Rocky Mount, Virginia 24151
Telephone: 540-489-7599 Fax: 540-489-8431

1144 Fluff Road
P.O. Box 159
Montvale, Virginia 24122
Telephone: 540-947-2225 Toll free: 877-668-8253 Fax: 540-947-5173