Form 10-K, Exhibit 13
period 2004-10-31
ROANOKE ELECTRIC STEEL CORP
filed 2005-01-11
CIK 84278

Exhibit 13

Roanoke Electric Steel

ANNUAL REPORT 2004

A YEAR FOR THE RECORDS

RECORD SALES

RECORD EARNINGS

RECORD SHAREHOLDER EQUITY

RECORD PRODUCTION

IN A YEAR OF TRANSITION

Roanoke Electric Steel Executive Officers, pictured clockwise:
Mark G. Meikle, Vice President-Finance, Assistant Treasurer and CFO
Timothy R. Duke, President and CEO, Steel of West Virginia, Inc.
T. Joe Crawford, President and COO
Donald G. Smith, Chairman, Treasurer and CEO
Donald R. Higgins, Vice President-Sales
William M. Watson, Jr., General Counsel and Secretary

THE NEXT 50 YEARS HAS ALREADY BEGUN.

Planning and Managing Leadership Succession.

As Roanoke Electric Steel’s 50th Anniversary approaches, our leadership succession plan advances to a new phase with the election of T. Joe Crawford to the position of President and Chief Operating Officer.

Joe assumed his new leadership responsibilities on June 22, 2004 from Donald G. Smith, who remains as Chairman of the Board, Chief Executive Officer and Treasurer of the Corporation.

Joe has held progressively more responsible management positions since he joined Roanoke Electric Steel Corporation in 1977. He was elected Corporate Secretary in 1985. In 1993, Joe was elected to the additional position of Assistant Vice President and in 1998, he was elected Vice President and Corporate Secretary.

Few events in the life of an organization are as critical as the transition of leadership. Many variables must be factored into the planning to ensure that the transition leverages an opportunity to pursue new horizons while honoring the culture, tradition, and continuity of the company’s values. Transition represents a rare opportunity to move forward with a new understanding of the complexities, challenges, and changes the company must address to continue to grow.

Conducting business today requires a historically unprecedented blend of agility and accountability. Rapid growth of emerging technologies, heightened expectations by shareholders, domestic and international competition, the stewardship of sustainable growth and value, a public demand for precise standards of accounting and corporate conduct are among the challenges companies must successfully navigate.

As with our 1967 transfer of leadership, from company founder, John Hancock, Jr., to Mickey Meador and in 1985 to Don Smith, similar factors are in place to ensure another seamless, successful transition. Don had worked with Mr. Hancock for 28 years before his election as President. Joe has worked with Don for 27 years.

This overlap of tenures provides the company and the successor full advantage of the mentoring process, including the transfer of critical institutional knowledge built up throughout the 49 successful years of operation.

For Roanoke Electric Steel Corporation, the year 2004 began an era of change and a future of continuation. It marked the beginning of a management transition and a renewed commitment to the management policies and principals that continue to serve us well. By building on this strong foundation, we prepare for and share the vision of another 50 years of success for Roanoke Electric Steel Corporation. In fact, it’s already begun.

The Company, directly and through its subsidiaries, is engaged in the manufacturing, fabricating and marketing of merchant steel products, specialty steel sections, billets, open-web steel joists and reinforcing bars. Each subsidiary is either a supplier to the parent company or a purchaser of its finished product and billets.

Roanoke Electric Steel Corporation, the parent company, is a state-of-the-art steel mini-mill located in Roanoke, Virginia. This facility melts scrap steel in electric furnaces and continuously casts the molten steel into billets. These billets are rolled into merchant steel products consisting of angles, plain rounds, flats, channels and reinforcing bars of various lengths and sizes. Excess steel billet production is sold to mills without sufficient melting capacities or facilities. Roanoke Electric Steel Corporation markets its products to steel service centers and fabricators.

Steel of West Virginia, Inc., through its subsidiary, SWVA, Inc., is a steel mini-mill and steel fabricating facility operating in Huntington, West Virginia. A steel fabricating subsidiary, Marshall Steel, Inc., is located in Memphis, Tennessee. These locations produce or fabricate specialty steel sections and custom-finished products and serve niche markets.

Shredded Products Corporation, a subsidiary with operations in Rocky Mount and Montvale, Virginia, extracts scrap steel and other metals from junked automobiles and other waste materials. These facilities supply the parent company with a substantial amount of its raw materials. Nonferrous metals generated in the process are sold to unrelated customers.

John W. Hancock, Jr., Inc. and Socar, Inc. are steel fabrication subsidiaries located in Salem, Virginia, Florence, South Carolina and Continental, Ohio. All three operations purchase rounds and angles from the parent company to fabricate steel joists and joist girders. These joists and joist girders are used as horizontal supports for floors and roofs in commercial and industrial buildings. The Hancock facility also manufactures structural pallet rack and structural cantilever rack. This rack is used for heavy storage in retail, warehouses and distribution centers.

RESCO Steel Products Corporation, a Salem, Virginia based subsidiary, fabricates concrete reinforcing steel by cutting and bending it to contractor specifications.

2004 Results

Fiscal year 2004 was the best year in the history of our company and was especially pleasing, given the challenges of the last three years. The positive momentum Roanoke Electric Steel Corporation established during 2003 not only continued, but grew significantly during 2004. Your company is pleased to report a number of financial records were established during the year:

•	Record sales of $479,377,188

•	Record earnings of $30,446,248

•	Record earnings per share of $2.78

•	Record shareholders’ equity of $155,395,361

The company achieved continual improvement during the year, as shown below:

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr
Net Sales	$87,255,510	$118,949,522	$129,443,989	$143,728,167
Net Earnings	$1,533,676	$5,222,056	$7,757,545	$15,932,971
Basic Earnings Per Share	$.14	$.48	$.71	$1.45

In 2004, the company had earnings of $30,446,248, compared to a loss of $3,224,953 last year. Basic earnings per share were $2.78 in 2004, compared to a basic loss per share of $.29 in 2003.

The company continued to experience increasing demand for almost all of its products, thanks to a strong business environment. The improved performance for the year was primarily due to increased shipments of mill products and billets and improved margins for both. The improved margins were attributable to increased selling prices. During 2004, sales increased 53.6% over 2003. Selling prices for our products increased throughout the year due to an improving economy and rising scrap costs. In fact, the average price per ton increased during the year for merchant bar products 49.8%, for specialty steel products 25.2%, for fabricated products 28.6% and for billets 48.1%, due to both product mix and higher selling prices.

The company also achieved record annual tons in a number of facilities, including record tonnage produced in the melt shop at Steel of West Virginia and in the primary melting furnace and rolling mill at Roanoke Electric Steel Corporation. In addition, finished steel shipments from the Roanoke mill were at an all-time high.

The company’s mills are currently operating near capacity and, with business conditions remaining strong, should continue to do so.

Financial Condition

Our financial condition continued to improve during the year. In October 2004, the company entered into a new five-year loan with its banking syndicate, providing a revolving credit line and less restrictive covenants than the prior agreement. In addition, at year-end the company reported:

•	Working capital was $115,500,754, an increase of $30,218,865 from 2003.

•	The current ratio was 2.58 to 1, and the quick ratio was 1.05 to 1.

•	Net debt was reduced by $6,558,872, and long-term debt as a percentage of total capital improved to 27.5% from 33.7% last year.

While capital expenditures were limited during the downturn of the last three years, the continued success of our company requires investment in equipment, processes and technology. The increased free cash flows resulting from the company’s improved results, along with the additional flexibility provided by the new loan facility, will enable the company to address some needed capital expenditures, ensuring our position as a low-cost producer and further enhancing shareholder value. A hallmark of our company has been continual reinvestment to maintain highly efficient, state-of-the-art facilities, to produce steel products efficiently and to the highest quality to remain competitive in our industry.

Shareholder Value

Our solid performance continued to create value for our shareholders in 2004, as our share price increased by 47%. Also, recognizing the return to more historic profitability levels, the Board of Directors in May restored the dividend to the level in effect prior to a 50% reduction in November 2002. The dividend rate was further increased by 10% in October with the Board’s declaration of the 184th consecutive quarterly dividend in the amount of 11 cents per share, payable November 24, 2004. Based on the share price at year-end, the current annual yield on our common stock is approximately 3%.

Looking Forward

As we look to fiscal 2005, we anticipate that the positive factors currently driving our markets are sustainable and present a scenario for continued healthy price levels and volume for our products. It is our sincerest desire that the continued strong demand, along with the efforts of our experienced and dedicated workforce, will translate into another year of excellent results and improved shareholder value in 2005.

Fiscal 2004 has indeed been a year of transition, not only in our dramatic return to profitability, but in a number of leadership changes. In February 2004, Frank A. Boxley retired as a director of your company after eleven years of service. We sincerely appreciate his guidance and support during his tenure. To fill the vacancy created by Mr. Boxley’s retirement, Joseph H. Vipperman was elected to our Board of Directors. In the first major change in company management since 1985, your company implemented the initial stage of our management succession plan in June 2004 by electing T. Joe Crawford as President and Chief Operating Officer. We are excited by these changes and confident that the nearly 50-year tradition of strong leadership for your company will be continued under the new leadership.

It has been our pleasure reporting to you the fiscal 2004 results. We are especially pleased with the dramatic recovery from the most difficult period in your company’s history, a turnaround which could not have been accomplished without the patience, sacrifices and perseverance of our employees. We thank each of them for their loyalty and for their exceptional efforts. We also thank our valued customers for their support in achieving the 2004 results and extend our sincere gratitude to you, our shareholders, for your interest, confidence and investment in Roanoke Electric Steel Corporation.

T. Joe Crawford	Donald G. Smith
President Chief Operating Officer	Chairman of the Board Chief Executive Officer

Year Ended October 31,	2004	2003	2002	2001	2000
Operations
Sales	$479,377,188	$312,090,956	$263,773,709	$307,674,605	$372,728,108
Gross earnings	91,165,842	24,090,351	17,601,055	34,931,300	62,461,062
Interest expense	4,480,195	5,435,464	6,552,936	8,670,337	9,077,550
Income tax expense (benefit)	18,219,846	(1,988,676)	(4,459,535)	904,072	8,744,301
Earnings (loss) before cumulative effect of change in accounting principle	30,446,248	(2,996,543)	(6,008,897)	1,348,022	14,061,449
Net earnings (loss)	30,446,248	(3,224,953)	(6,008,897)	1,348,022	14,061,449
Financial Position
Working capital	$115,500,754	$85,281,889	$94,675,819	$104,919,632	$111,444,079
Total assets	318,971,033	270,867,486	289,717,573	316,886,778	339,678,909
Long-term debt and capital lease obligation	58,941,362	63,958,948	78,792,278	93,835,033	108,874,521
Stockholders’ equity	155,395,361	126,065,624	130,988,698	138,606,184	144,721,829
Selected Ratios
Gross profit margin	19.0%	7.7%	6.7%	11.4%	16.8%
Operating income (loss) margin	6.4%	(1.0%)	(2.3%)	0.4%	3.8%
Effective tax (benefit) rate	37.4%	(39.9%)	(42.6%)	40.1%	38.3%
Current ratio	2.6	2.9	3.2	3.2	3.2
Quick ratio	1.0	1.4	1.6	1.8	1.6
Funded debt as a percentage of total capital	29.5%	36.2%	41.7%	44.0%	46.1%
Return on average stockholders’ equity	21.6%	(2.5%)	(4.5%)	1.0%	10.0%
Per Share Data
Earnings (loss) before cumulative effect of accounting change:
Basic	$2.78	$(0 .27)	$(0 .55)	$0.12	$1.28
Diluted	2.76	(0.27)	(0.55)	0.12	1.28
Net earnings (loss):
Basic	2.78	(0.29)	(0.55)	0.12	1.28
Diluted	2.76	(0.29)	(0.55)	0.12	1.28
Cash dividends	0.36	0.20	0.35	0.40	0.40
Stockholders’ equity	14.11	11.53	11.97	12.70	13.28
Weighted average common shares outstanding	10,957,586	10,938,999	10,934,380	10,908,584	10,952,529

Consolidated Statements Of Earnings (Loss)

	Year Ended October 31,
	2004	2003	2002
SALES	$479,377,188	$312,090,956	$263,773,709
COST OF SALES	388,211,346	288,000,605	246,172,654

GROSS EARNINGS	91,165,842	24,090,351	17,601,055

OTHER OPERATING EXPENSES (INCOME)
Administrative	31,666,334	23,285,533	22,543,027
Interest expense	4,480,195	5,435,464	6,552,936
Profit sharing	9,622,733	1,309,091	658,699
Interest income	(207,694)	(433,558)	(1,055,175)
Antitrust litigation settlement	(3,061,820)	(520,960)	—
Officer life insurance proceeds	—	—	(630,000)

Total	42,499,748	29,075,570	28,069,487

EARNINGS (LOSS) BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	48,666,094	(4,985,219)	(10,468,432)
INCOME TAX EXPENSE (BENEFIT)	18,219,846	(1,988,676)	(4,459,535)

EARNINGS (LOSS) BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	30,446,248	(2,996,543)	(6,008,897)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	—	(228,410)	—

NET EARNINGS (LOSS)	$30,446,248	$(3,224,953)	$(6,008,897)

EARNINGS (LOSS) PER SHARE OF COMMON STOCK
Basic:
Earnings (loss) before cumulative effect of accounting change	$2.78	$(0.27)	$(0.55)
Cumulative effect of accounting change	—	(0.02)	—

Net earnings (loss)	$2.78	$(0.29)	$(0.55)

Diluted:
Earnings (loss) before cumulative effect of accounting change	$2.76	$(0.27)	$(0.55)
Cumulative effect of accounting change	—	(0.02)	—

Net earnings (loss)	$2.76	$(0.29)	$(0.55)

CASH DIVIDENDS PER SHARE OF COMMON STOCK	$0.36	$0.20	$0.35

See notes to consolidated financial statements and independent auditors’ report.

Consolidated Statements Of Stockholders’ Equity And Comprehensive Earnings (Loss)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock (At Cost)		Comprehensive Earnings (Loss)
	Shares	Amount				Shares	Amount
BALANCE, NOVEMBER 1, 2001	12,184,677	$4,066,765	—	$138,555,379	$(3,198,092)	1,273,114	$817,868
Comprehensive loss:
Net loss	—	—	—	(6,008,897)	—	—	—	$(6,008,897)
Other comprehensive earnings, net of tax:
Change in derivative financial instruments	—	—	—	—	1,397,985	—	—	1,397,985
Accretion of past hedging relationships	—	—	—	—	492,224	—	—	492,224

Other comprehensive earnings	—	—	—	—	—	—	—	1,890,209

Comprehensive loss	—	—	—	—	—	—	—	$(4,118,688)

Stock options exercised	31,250	328,124	—	—	—	—	—
Cash dividends	—	—	—	(3,826,922)	—	—	—

BALANCE, OCTOBER 31, 2002	12,215,927	4,394,889	—	128,719,560	(1,307,883)	1,273,114	817,868
Comprehensive loss:
Net loss	—	—	—	(3,224,953)	—	—	—	$(3,224,953)
Other comprehensive earnings, net of tax:
Unrealized gain on “available for sale” securities	—	—	—	—	67,688	—	—	67,688
Accretion of past hedging relationships	—	—	—	—	510,419	—	—	510,419
Change in derivative financial instruments	—	—	—	—	(18,525)	—	—	(18,525)

Other comprehensive earnings	—	—	—	—	—	—	—	559,582

Comprehensive loss	—	—	—	—	—	—	—	$(2,665,371)

Repurchase and retirement of common stock	(10,000)	—	—	(70,140)	—	—	—
Cash dividends	—	—	—	(2,187,563)	—	—	—

BALANCE, OCTOBER 31, 2003	12,205,927	4,394,889	—	123,236,904	(748,301)	1,273,114	817,868
Comprehensive earnings:
Net earnings	—	—	—	30,446,248	—	—	—	$30,446,248
Other comprehensive earnings, net of tax:
Unrealized adjustment on “available for sale” securities	—	—	—	—	(26,077)	—	—	(26,077)
Accretion of past hedging relationships	—	—	—	—	797,464	—	—	797,464
Change in derivative financial instruments	—	—	—	—	239,178	—	—	239,178

Other comprehensive earnings	—	—	—	—	—	—	—	1,010,565

Comprehensive earnings	—	—	—	—	—	—	—	$31,456,813

Stock options exercised or expired	83,000	938,940	$885,427	—	—	—	—
Cash dividends	—	—	—	(3,951,443)	—	—	—

BALANCE, OCTOBER 31, 2004	12,288,927	$5,333,829	$885,427	$149,731,709	$262,264	1,273,114	$817,868

See notes to consolidated financial statements and independent auditors’ report.

Consolidated Balance Sheets

	October 31,
	2004	2003
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$869,000	$13,422,044
Investments	—	3,778,392
Accounts receivable, net of allowances of $5,338,719 in 2004 and $3,430,029 in 2003	75,558,674	46,469,280
Refundable income taxes	—	608,244
Inventories	102,099,659	59,565,245
Prepaid and other expenses	1,898,841	1,466,176
Deferred income taxes	8,011,122	5,525,279

Total current assets	188,437,296	130,834,660

PROPERTY, PLANT AND EQUIPMENT
Land	7,734,589	7,734,589
Buildings	44,811,189	45,099,325
Manufacturing machinery and equipment	136,230,189	136,053,175
Other property and equipment	39,360,377	38,465,785
Assets under construction	2,205,425	1,375,707

Total	230,341,769	228,728,581
Less-accumulated depreciation	117,318,369	105,323,406

Property, plant and equipment, net	113,023,400	123,405,175

GOODWILL	13,868,647	13,868,647

OTHER ASSETS	3,641,690	2,759,004

TOTAL	$318,971,033	$270,867,486

LIABILITIES AND STOCKHOLDERS’ EQUITY CURRENT LIABILITIES
Current portion of long-term debt and capital lease obligation	$6,019,598	$7,560,884
Bank overdraft	4,777,540	—
Accounts payable	31,286,346	24,540,814
Dividends payable	1,211,740	546,641
Employees’ taxes withheld	248,408	275,112
Accrued profit sharing contribution	7,281,552	1,339,642
Accrued wages and expenses	11,964,585	11,289,678
Accrued income taxes	10,146,773	—

Total current liabilities	72,936,542	45,552,771

LONG-TERM DEBT AND CAPITAL LEASE OBLIGATION	58,941,362	63,958,948

DEFERRED INCOME TAXES	28,152,620	29,908,754

OTHER LIABILITIES	3,545,148	5,381,389

COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 7)

STOCKHOLDERS’ EQUITY
Common stock-no par value-authorized 20,000,000 shares, issued 12,288,927 shares in 2004 and 12,205,927 in 2003	5,333,829	4,394,889
Additional paid-in capital	885,427	—
Retained earnings	149,731,709	123,236,904
Accumulated other comprehensive income (loss)	262,264	(748,301)

Total	156,213,229	126,883,492
Less-treasury stock, 1,273,114 shares at cost	817,868	817,868

Total stockholders’ equity	155,395,361	126,065,624

TOTAL	$318,971,033	$270,867,486

See notes to consolidated financial statements and independent auditors’ report.

Consolidated Statements Of Cash Flows

	Year Ended October 31,
	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings (loss)	$30,446,248	$(3,224,953)	$(6,008,897)
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:
Cumulative effect of change in accounting principle	—	228,410	—
Postretirement liabilities	(152,849)	229,274	198,856
Landfill closure obligation	33,634	31,367	—
Depreciation and amortization	15,851,231	15,897,881	16,959,166
Write-off of deferred financing cost	375,624	—	—
(Gain) loss on sale of investments and property, plant and equipment	(45,724)	125,663	654
Provision (benefit) for deferred income taxes	(4,933,072)	(2,095,404)	378,921
Workers’ compensation insurance deposit	(1,000,000)	(676,000)	—
Changes in assets and liabilities which provided (used) cash, exclusive of changes shown separately	(46,686,288)	9,031,743	(1,728,256)

Net cash provided by (used in) operating activities	(6,111,196)	19,547,981	9,800,444

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures for property, plant and equipment	(4,216,791)	(2,694,137)	(2,088,490)
Proceeds from sale of property, plant and equipment	54,981	7,440	59,015
Purchases of investments	(1,143,794)	(2,743,053)	(13,938,270)
Proceeds from sales of investments	5,146,030	12,974,436	12,252,956

Net cash provided by (used in) investing activities	(159,574)	7,544,686	(3,714,789)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends	(3,951,443)	(2,187,563)	(3,826,922)
Increase (decrease) in dividends payable	665,099	(500)	(544,015)
Proceeds from exercise of common stock options	938,940	—	328,124
Payment of long-term debt	(71,792,278)	(22,542,755)	(15,039,488)
Proceeds from long-term debt	65,252,012	—	—
Repurchase of common stock	—	(70,140)	—
Financing cost paid	(770,758)	(285,000)	(316,474)
Interest rate swap termination fee	(1,382,780)	(863,581)	(742,201)
Proceeds from bank overdraft	4,777,540	—	—
Capital lease obligation	—	234,557	—
Payment of capital lease principal	(18,606)	(7,003)	—

Net cash used in financing activities	(6,282,274)	(25,721,985)	(20,140,976)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(12,553,044)	1,370,682	(14,055,321)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	13,422,044	12,051,362	26,106,683

CASH AND CASH EQUIVALENTS, END OF YEAR	$869,000	$13,422,044	$12,051,362

CHANGES IN ASSETS AND LIABILITIES WHICH PROVIDED (USED) CASH, EXCLUSIVE OF CHANGES SHOWN SEPARATELY
(Increase) decrease in accounts receivable	$(29,089,394)	$(6,167,956)	$1,653,025
(Increase) decrease in refundable income taxes	608,244	3,570,174	(2,428,722)
(Increase) decrease in inventories	(42,534,414)	2,797,357	326,717
(Increase) decrease in prepaid expenses	(64,910)	(347,484)	(107,018)
(Increase) decrease in other assets	(81,905)	(120,064)	89,913
Increase (decrease) in accounts payable	6,745,532	7,648,119	(1,169,016)
Increase (decrease) in accrued profit sharing contribution	5,941,910	734,919	(182,214)
Increase (decrease) in accrued income taxes	10,146,773	—	—
Increase (decrease) in other liabilities	1,641,876	916,678	89,059

Total	$(46,686,288)	$9,031,743	$(1,728,256)

See notes to consolidated financial statements and independent auditors’ report.

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

Investments - During 2004, the Company sold substantially all of its investments. Historically, investments consisted primarily of debt securities which were to mature between 2004 and 2033. The Company complied with Statement of Financial Accounting Standards (“SFAS”) No.115, “Accounting for Certain Investments in Debt and Equity Securities”, and accordingly, management classified its entire debt securities portfolio as “available for sale”. Under SFAS No. 115, “available for sale” securities were reported at fair value with unrealized gains and losses reported as other comprehensive income. These investments were carried on the balance sheet at fair value, which approximated amortized cost.

Inventories - Inventories of the Company are valued at the lower of cost or market. Cost is determined principally using the first-in, first-out method of accounting and includes materials, costs of production and manufacturing overhead. The determination of market includes such factors as utility of goods, the ability to dispose of the goods in the ordinary course of business, physical obsolescence and changes in price levels (see Note 2).

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

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated during the life of those assets are less than the assets’ carrying amounts. The impairment loss is measured by comparing the fair value of the asset to its carrying amount.

Goodwill - The Company has adopted the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets”, which requires allocating goodwill to each reporting unit and testing for impairment using a two-step approach. Based on the Company’s current reporting structure, it has determined that it operates as three reporting units and, therefore, has assigned goodwill at the operating division level. Fair value is measured using a valuation based on market multiples, comparable transactions and discounted cash flow methodologies. The goodwill impairment test is performed annually or whenever an event has occurred that would more likely than not reduce the fair value of a reporting unit below its carrying amount (see Note 12).

Deferred Financing Costs - Deferred financing costs are included in other long-term assets and represent expenses related to issuing the Company’s long-term debt. Such amounts are being amortized over the remaining term of the related financing and are included in interest expense (see Note 5).

Income Taxes - The Company applies the provisions of SFAS No. 109, “Accounting for Income Taxes”. Under SFAS No. 109, deferred income taxes are provided by the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the future tax consequences of temporary differences between tax bases and financial reporting bases of other assets and liabilities (see Note 4).

Revenue Recognition - Revenue is primarily recognized when title transfers upon shipment. Additionally, revenue is recognized on certain fabricated products sold pursuant to construction contracts utilizing the percentage-of-completion method. Percentage of completion is measured principally based on steel consumed on finished product as a percentage of the estimated steel required for each contract. We recognize profit at the time revenue is recognized, based on our estimates as to the project status and the costs remaining to complete a particular project. Costs and estimated earnings on uncompleted contracts were $3,367,434 as of October 31, 2004 and $3,298,501 as of October 31, 2003, and are included in accounts receivable. Such fabricated products accounted for 19%, 20%, and 23% of consolidated sales for the years ending October 31, 2004, 2003 and 2002, respectively.

The Company records shipping and handling expenses in accordance with Emerging Issues Task Force (“EITF”) Issue No. 00-10, “Accounting for Shipping and Handling Fees and Cost”. Shipping and handling charges, billed to the customer, are included in sales revenues and the costs associated with such shipments are included in cost of sales. There were no sales to an unaffiliated customer in excess of 10% of consolidated sales for 2004, 2003 or 2002.

Concentration of Credit Risk - The Company sells to a large customer base of steel fabricators, steel service centers, original equipment manufacturers and construction contractors, most all of which deal primarily on 30-day credit terms. The Company believes its concentration of credit risk to be minimal in any one geographic area or market segment. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. Credit losses have not been significant in the past, with the exception of fiscal years 2004 and 2003, and are generally within management’s expectations.

Fair Value of Financial Instruments - At October 31, 2004, the fair value of the Company’s cash and cash equivalents, accounts receivable, and long-term debt approximated amounts recorded in the accompanying consolidated financial statements (see Note 5).

Stock-Based Compensation - The Company’s stock option plans are described more fully in Note 10. The Company accounts for stock options under the intrinsic value method recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related Interpretations. No stock-based employee compensation cost is reflected in net earnings (loss), as all options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net earnings (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, to stock-based employee compensation:

	Year Ended October 31,
	2004	2003	2002
Net earnings (loss):
As reported	$30,446,248	$(3,224,953)	$(6,008,897)
Deduct total stock-based compensation expense determined under fair value method for all awards, net of tax	(88,313)	(206,177)	—

Pro forma	$30,357,935	$(3,431,130)	$(6,008,897)

Basic net earnings (loss) per share:
As reported	$2.78	$(0.29)	$(0.55)

Pro forma	$2.77	$(0.31)	$(0.55)

Diluted net earnings (loss) per share:
As reported	$2.76	$(0.29)	$(0.55)

Pro forma	$2.75	$(0.31)	$(0.55)

The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2004 and 2003, respectively: dividend yield of 2.70% and 1.58%; expected volatility of 37.94% and 67.24%; risk-free interest rates of 3.18% and 3.25%; and an expected life of 5 years.

Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Derivative Instruments - In June 1998, SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, was issued, establishing standards for accounting and reporting derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. Effective November 1, 2000, the Company adopted the policy of accounting and reporting the fair value of derivatives used as cash flow hedging activities, as referred to in SFAS No. 133, through other comprehensive income (see Note 6).

Recently Adopted and Recently Issued Accounting Pronouncements - In July 2002, SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, was issued, requiring companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 replaces EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 had no material impact on the Company’s results of operations or financial condition.

In December 2002, SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of SFAS No. 123, Accounting for Stock-Based Compensation”, was issued. This statement was issued to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock- based compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The amendments to SFAS No. 123 in paragraphs 2 (a)-2 (e) of this statement were effective for financial statements for fiscal years ending after December 15, 2002 (see Notes 1 and 10).

In November 2002, the FASB issued FASB Interpretation No. (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others”. It clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. The objective of the initial measurement of the liability is the fair value of the guarantee at its inception. The initial recognition and initial measurement provisions of FIN 45 are effective on a prospective basis to guarantees issued or amended after December 31, 2002. The Company will record the fair value of future material guarantees, if any. The adoption of FIN 45 had no significant impact on the Company’s financial condition or results of operations.

In January 2003, FIN 46, “Consolidation of Variable Interest Entities - an Interpretation of ARB No. 51”, was issued (revised December 2003). This interpretation provides guidance related to identifying variable interest entities (previously known as special purpose entities or SPEs) and determining whether such entities should be consolidated. This interpretation must be applied immediately to variable interest entities created or obtained after January 31, 2003, however certain provisions of the interpretation were deferred until the period ending after March 15, 2004. The company does not have any variable interest entities, and the adoption of this interpretation did not have an effect on the Company’s results of operations or financial condition.

In April 2003, the FASB issued SFAS No. 149, “Accounting for Derivative Instruments and Hedging Activities.” The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The amendments set forth in SFAS No. 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except for certain outlined exceptions. The adoption of SFAS No. 149 did not have a material impact on the Company’s results of operations or financial condition.

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

In May 2004, the FASB issued FASB Staff Position (“FSP”) No. 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.” When adopted, FSP No. 106-2 will supersede FSP No. 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” which was issued in January 2004 and permitted a sponsor of a postretirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effects of the Act until more authoritative guidance on the accounting for the federal subsidy was issued, which the Company elected. FSP No. 106-2 requires the Company to assess the impact of the federal subsidy on the accumulated postretirement benefit obligation and net periodic postretirement benefit cost. The Company adopted FSP No. 106-2, and based on its evaluating the effects of this Position, has determined there to be no material impact on the Company’s financial position or results of operations.

Reclassifications - Certain amounts included in the consolidated financial statements for prior years have been reclassified from their original presentation to conform with the current year presentation.

NOTE 2 - INVENTORIES

Inventories include the following major classifications:

	October 31,
	2004	2003
Scrap Steel	$13,839,442	$5,668,835
Melt supplies	4,216,074	2,554,662
Billets	12,226,288	4,066,909
Mill supplies	4,840,071	4,469,254
Work-in-process	14,568,837	6,832,299
Finished steel	52,408,947	35,973,286

Total inventories	$102,099,659	$59,565,245

NOTE 3 - PROPERTIES AND DEPRECIATION

Depreciation expense for the years ended October 31, 2004, 2003 and 2002 amounted to $14,554,355, $14,896,157 and $16,073,507, respectively. Generally, the rates of depreciation range from 3.3% to 20% for buildings and improvements, 5% to 33% for manufacturing machinery and equipment and 10% to 33% for other property and equipment. Property additions included no capitalized interest for 2004, 2003 and 2002.

NOTE 4 - INCOME TAXES

The Company files a consolidated federal income tax return. The federal income tax returns through October 31, 1999 have been examined by the Internal Revenue Service with all issues settled.

The following is a reconciliation of income tax expense (benefit) per consolidated statements of earnings (loss) to that computed by using the federal statutory tax rate of 35%:

	Year Ended October 31,
	2004	2003	2002
Federal tax at the statutory rate	$17,033,133	$(1,744,827)	$(3,663,951)
Increase (decrease) in taxes resulting from:
State income taxes, net of federal tax benefit	873,317	(176,912)	(651,004)
Executive compensation	270,431	—	—
Other items, net	42,965	(66,937)	(144,580)

Income taxes per consolidated statements of earnings (loss)	$18,219,846	$(1,988,676)	$(4,459,535)

The components of income tax expense (benefit) are as follows:

	Year Ended October 31,
	2004	2003	2002
Current income taxes:
Federal	$20,143,039	$(281,031)	$(3,925,324)
State	3,009,879	387,759	(913,132)

Total current income taxes	23,152,918	106,728	(4,838,456)

Deferred income taxes:
Federal	(3,995,788)	(1,545,264)	467,334
State	(937,284)	(550,140)	(88,413)

Total deferred income taxes	(4,933,072)	(2,095,404)	378,921

Total income taxes	$18,219,846	$(1,988,676)	$(4,459,535)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. There are no valuation allowances. The deferred tax liabilities and assets are as follows:

	October 31,
	2004	2003
Deferred tax liabilities:
Depreciation	$28,152,620	$29,908,754

Deferred tax assets:
Accruals and allowances	3,051,473	1,986,570
Accrued self-insurance expenses	2,884,111	584,406
Postretirement costs	1,258,988	1,126,333
Inventories	466,230	188,783
Derivative liabilities	245,808	454,474
State loss carryover	—	318,944
Other	104,512	865,769

Total deferred tax assets	8,011,122	5,525,279

Net deferred tax liabilities	$20,141,498	$24,383,475

Realization of certain deferred assets is dependent upon generating sufficient taxable income in the appropriate jurisdiction prior to expiration of the carryforward periods in 2021. The Company believes it is more likely than not the deferred net assets will be realized.

NOTE 5 - LONG-TERM DEBT

Long-term debt consisted of the following:

	October 31,
	2004	2003
Syndicated term loan	$30,000,000	$71,250,000
Revolving credit agreement	34,752,012	—
Other notes payable	—	42,278

Total	64,752,012	71,292,278
Less - current portion	6,000,000	7,542,278

Long-term debt	$58,752,012	$63,750,000

On October 4, 2004, the Company entered into an $85,000,000, five-year credit arrangement with a group of banks. The credit facility consists of a $30,000,000 term loan and a $55,000,000 revolving loan. The credit facility permits the Company, upon request, to increase the aggregate amount by an additional $10,000,000, and establishes two sub-facilities pursuant to which one of the banks in the syndicate will issue letters of credit in the aggregate amount of up to $5,000,000 and will make swing-line loans in the aggregate amount of up to $5,000,000, with any such amounts to be applied to and reduce the amount available for borrowing under the revolving loan.

The loans will bear interest at the Company’s option at (i) one, two, three, six or, if available, nine or twelve month LIBOR as selected by the Company, or (ii) the greater of (A) the prime rate publicly announced from time to time by the loans administrative agent, or (B) the effective federal funds rate quoted by the Federal Reserve Bank of New York plus 1/2 of 1%. Under the term loan agreement and a portion of the revolver, interest was payable at October 31, 2004, at the one-month LIBOR rate of 1.87% plus 2.00%. Under the remainder of the revolver, interest was payable at October 31, 2004, at the bank’s base rate option of 5.75%. The term loan requires quarterly payments of principal in the amount of $1,500,000 plus interest, and the revolving loan requires quarterly payments of interest until the fifth anniversary of the credit facility at which time the outstanding principal balance of the revolving loan must be paid in full.

The loans are secured by a pledge of the outstanding stock in each of the Company’s direct and indirect subsidiaries and by a lien on the tangible and intangible personal property of the Company and each of its subsidiaries. The Company may prepay the loans at any time at its option, and is required to make mandatory prepayments based on certain circumstances.

The loans are subject to various representations and warranties and affirmative and negative covenants, including the Company obligation to maintain a leverage ratio of less than or equal to 3:1, to maintain fixed charge coverage ratio greater than or equal to 1.10:1, and to limit capital expenditures on a consolidated basis to no more than $75,000,000 over the term of the credit facility. The Company was in compliance with the loan agreements as of October 31, 2004 and 2003.

Annual aggregate long-term debt maturities are approximately $6,000,000 a year for 2005, 2006, 2007 and 2008, and $40,752,012 for 2009.

Prior to October 4, 2004, the Company had a syndicated term loan, payable in quarterly installments of $3,750,000 plus interest, as of October 31, 2003, at the LIBOR rate of 1.16% plus 4.00%, due January 3, 2006. Such syndicated term loan was repaid with proceeds from the new credit arrangement. In connection with the extinguishment, the Company wrote off remaining, unamortized deferred finance costs of $375,624, which is included in interest expense in the consolidated statement of earnings.

NOTE 6 - DERIVATIVE INSTRUMENTS

Historically, the Company utilized interest rate swaps to manage its exposure to movements in interest rates paid on corporate debt and that qualified as cash flow hedges. On June 25, 1999, the Company entered into a reverse swap, converting $40,000,000 of existing term debt to a variable interest rate from a fixed rate. A fee of $1,300,000 was received and being recorded in income ratable over the 6 1/2 years which remained to maturity of the term loan.

Effective November 1, 2000, the Company adopted SFAS No. 133 and, in accordance with the transition provisions, recorded a cumulative effect adjustment of $1,663,516 in other comprehensive income to recognize the fair value of the swap as a cash flow hedging instrument. On April 1, 2002, the Company effected an early termination, or unwind, of its interest rate swap agreement and incurred a $3,000,179 termination fee payable to the counterparty over the term of the existing debt.

In connection with the Company’s debt refinancing on October 4, 2004, the remaining unamortized fee earned, $200,000, and unrecognized amounts included in other comprehensive loss related to these past hedges, $680,491 ($408,295 net of taxes), were recorded as adjustments to interest expense in the statement of earnings.

During fiscal years 2004 and 2003, the Company entered into multiple, one-year or less, derivative commodity instruments, to minimize the exposure of price risk related to certain natural gas purchases used in the manufacturing process at its West Virginia facility. The contracts used to mitigate the price risk related to natural gas purchases are designated as effective cash flow hedges for a portion of the natural gas usage over the periods in the agreements. Unrealized gains and losses associated with marking the contracts to market are recorded as a component of other comprehensive income (loss) and included in the stockholders’ equity section of the balance sheet as part of accumulated comprehensive income (loss). These gains and losses are recognized in earnings in the month in which the related natural gas is used, or in the month a hedge is determined to be ineffective. There were no ineffective hedges at October 31, 2004.

The components of other comprehensive income (loss) are as follows:

	Year Ended October 31,
	2004			2003			2002
	Before-Tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount	Before-Tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount	Before-Tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount
Unrealized gains (losses) on securities:
Unrealized holding gains (losses) arising during period	$(26,677)	$10,834	$(15,843)	$200,142	$(80,273)	$119,869	—	—	—
Reclassification adjustments for gains (losses) realized in net income	(17,233)	6,999	(10,234)	(86,811)	34,630	(52,181)	—	—	—

Net unrealized gains (losses)	(43,910)	17,833	(26,077)	113,331	(45,643)	67,688	—	—	—

Unrealized losses on qualifying cash flow hedges:
Unrealized gains (losses) arising during period	196,749	(84,076)	112,673	(32,567)	14,042	(18,525)	$4,476,674	$(1,909,789)	$2,566,885
Reclassification adjustments for gains (losses) realized in net income	220,902	(94,397)	126,505	—	—	—	(2,041,126)	872,226	(1,168,900)

Net unrealized gains (losses)	417,651	(178,473)	239,178	(32,567)	14,042	(18,525)	2,435,548	(1,037,563)	1,397,985

Accretion of past hedging relationships	1,327,919	(530,455)	797,464	849,163	(338,744)	510,419	857,545	(365,321)	492,224

Other comprehensive income (loss)	$1,701,660	$(691,095)	$1,010,565	$929,927	$(370,345)	$559,582	$3,293,093	$(1,402,884)	$1,890,209

The components of accumulated other comprehensive income (loss) are as follows:

	October 31,
	2004	2003
Unrealized gains on securities, net of taxes of $27,810 and $45,643	$41,611	$67,688
Unrealized gains (losses) on qualifying cash flow hedges, net of taxes of $164,431 and ($14,042)	220,653	(18,525)
Past hedging relationships, net of taxes of $0 and ($530,455)	—	(797,464)

Accumulated other comprehensive income (loss)	$262,264	$(748,301)

NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITIES

At October 31, 2004, the Company was committed for $1,876,297 for purchases of equipment and production facilities.

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

NOTE 8 - COMMON STOCK AND EARNINGS PER SHARE

Outstanding common stock consists of 560,000 shares, issued prior to October 31,1967, at no stated value; 750,656 shares issued subsequent to October 31, 1967, at a stated value of $.50 per share; 1,310,656 shares issued in 1981 at no stated value; 1,310,656 shares, less the equivalent of 42 fractional shares, issued in 1986 at no stated value; 1,965,963 shares, less the equivalent of 151 fractional shares, issued in 1988 at no stated value; 800 shares issued in 1989 at no stated value; 3,000 shares issued in 1992 at no stated value; 1,200 shares issued in 1993 at no stated value; 44,000 shares issued in 1994 at no stated value; 3,023,804 shares, less the equivalent of 152 fractional shares, issued in 1995 at no stated value; 23,750 shares issued in 1996 at no stated value; 35,950 shares issued in 1997 at no stated value; 4,572,870 shares, less the equivalent of 158 fractional shares, issued in 1998 at no stated value, less 1,253,800 treasury (repurchased) shares retired during 1998; 75,900 shares issued in 1999 at no stated value, less 126,000 treasury (repurchased) shares retired during 1999; 30,275 shares issued in 2000 at no stated value, less 155,000 treasury (repurchased) shares retired during 2000; 10,500 shares issued in 2001 at no stated value; 31,250 shares issued in 2002 at no stated value, less 10,000 treasury (repurchased) shares retired during 2003 and 83,000 shares issued in 2004 at no stated value. During the years ended October 31, 1986 and October 31, 1996, the Company increased authorized common stock from 4,000,000 shares to 10,000,000 shares, and from 10,000,000 shares to 20,000,000 shares, respectively. The Company retired in 1998, 1999, 2000 and 2003 all of its treasury stock applicable to the shares acquired through its common stock repurchase plans.

SFAS No. 128, “Earnings per Share”, requires the presentation of “basic” earnings per share and “diluted” earnings per share on the face of the statement of earnings. Basic earnings per share is computed by dividing the net income available to common stockholders by the weighted average shares of outstanding common stock. The calculation of diluted earnings per share is similar to basic earnings per share except that the denominator includes dilutive common stock equivalents such as stock options. Basic earnings (loss) per share have been computed based on the weighted average number of shares outstanding of 10,957,586 for 2004, 10,938,999 for 2003 and 10,934,380 for 2002. The average number of shares outstanding was weighted after giving effect to stock options exercised and/or repurchased common stock during 2004, 2003, and 2002. Diluted earnings (loss) per share have been computed based on the weighted average number of shares outstanding (including outstanding and exercisable stock options) of 11,034,445 for 2004, 10,945,346 for 2003 and 10,967,904 for 2002. Options to purchase 107,000,323,000 and 122,500 shares of common stock were outstanding at October 31, 2004, 2003 and 2002, respectively, but were not included in the computation of diluted earnings (loss) per share because the effect would be antidilutive.

NOTE 9 - PROFIT SHARING PLANS

The Company, including Shredded Products Corporation, RESCO Steel Products Corporation, Socar, Inc. and Steel of West Virginia, Inc. (“SWVA”), has qualified profit sharing plans which cover substantially all employees. John W. Hancock, Jr., Inc. has an unqualified plan. Socar, Inc.’s annual contribution is discretionary while the other plans’, except SWVA, annual contribution cannot exceed 20% of their combined earnings before income taxes. SWVA’s annual contribution cannot exceed 17% of its pretax profit for bargaining unit employees, with comparable amounts contributed ratably to the nonbargaining group. Total retirement contributions of all Companies shall not exceed the maximum amount deductible for such year under the Internal Revenue Code and amounted to $9,622,733 for 2004, $1,309,091 for 2003 and $658,699 for 2002.

NOTE 10 - STOCK OPTIONS

Under a nonqualified stock option plan which expired during 2004, the Company could issue 112,500 shares of unissued common stock to employees of the Company each plan year. Under a non-statutory stock option plan which expired during 2004, the Company could issue 25,000 shares of unissued common stock to directors of the Company over the life of the plan. There were 112,500 stock options granted in 2004 and 2003. There were no stock options granted in 2002. Options for 112,500 shares were granted for 2001, 112,500 shares for 2000, 112,500 shares for 1999, 84,000 shares for 1998, 82,000 shares for 1997, 75,000 shares for 1996, 41,500 shares for 1995, 36,000 shares for 1992, and 32,500 shares for 1990. Three-for-two stock splits in 1998 and 1995 increased these grants an additional 117,275 and 32,300 shares, respectively. These options are exercisable for a term of 5 years for employees and 10 years for directors from the date of grant, and a summary follows:

	Weighted Average Exercise Price Per Share	Shares
Balance, November 1, 2001	$12.88	501,550
Granted	—	—
Exercised	8.93	(31,250)
Expired or terminated	12.87	(27,000)

Balance, October 31, 2002	13.16	443,300
Granted	8.84	112,500
Exercised	—	—
Expired or terminated	14.19	(126,300)

Balance, October 31, 2003	11.62	429,500
Granted	10.36	112,500
Exercised	9.61	(83,000)
Expired or terminated	13.78	(92,500)

Balance, October 31, 2004	11.14	366,500

Shares available for grant at year-end		0

The Company applies APB No. 25 and related Interpretations in accounting for the nonqualified stock option plans. Accordingly, compensation cost of $205,875, $167,625, and $0 for the years ended October 31, 2004, 2003 and 2002, respectively, was recognized for the difference between the exercise price and the fair value of the stock price at the grant date.

The fair value of options granted during the years ended October 31, 2004 and 2003 was $4.18 and $5.53, respectively. The following table summarizes information about stock options outstanding and exercisable at October 31, 2004:

Exercise Prices	Number Outstanding and Exercisable	Remaining Contractual Life in Years
$ 8.44	69,500	3.09
9.61	80,500	1.25
10.36	99,500	4.25
10.50	10,000	2.33
14.45	93,500.25
17.50	13,500	3.25

	366,500

NOTE 11 - HEALTH BENEFITS AND POSTRETIREMENT COSTS

The Company currently provides certain health care benefits for terminated employees who have completed 10 years of continuous service after age 45. On July 1, 2003 the Company amended the policy to discontinue coverage of employees that were not already qualified at the time. Those qualified were employees who were age 55 or more and had 10 years of service on July 1, 2003.

On October 31, 2003, the Company adopted SFAS No. 132, “Employers’ Disclosures About Pensions and Other Postretirement Benefits”, which standardizes disclosure requirements for pensions and other postretirement benefits. Required disclosures under this statement as of, and for the years ended October 31, are as follows:

	2004	2003	2002
Change in benefit obligation:
Benefit obligation at beginning of year	$2,584,712	$2,355,438	$2,156,582
Service cost	—	179,032	182,150
Interest cost	104,212	167,882	142,169
Benefits paid	(408,148)	(117,640)	(125,463)

Benefit obligation at end of year	$2,280,776	$2,584,712	$2,355,438

Change in plan assets:
Fair value of plan assets at beginning of year	—	—	—
Employer contribution	$408,148	$117,640	$125,463
Benefits paid	(408,148)	(117,640)	(125,463)

Fair value of plan assets at end of year	$—	$—	$—

Fund status	$(2,280,776)	$(2,584,712)	$(2,355,438)
Unrecognized net actuarial gains	(197,710)	(265,972)	(136,118)
Unrecognized transition obligation	(470,422)	(598,719)	—

Accrued benefit cost	$(2,948,908)	$(3,449,403)	$(2,491,556)

Weighted average assumptions - discount rate	5.75%	6.25%	6.75%
Components of net periodic benefit cost:
Service cost	$—	$179,032	$182,150
Interest cost	104,212	167,882	142,169
Amortization of transition cost	(151,789)	3,234	795

Net periodic benefit cost	$(47,577)	$350,148	$325,114

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation at October 31, 2004 was 10.0% for 2004, decreasing by one-percentage-point per year until 2006, then decreasing a half-percentage-point per year until it reaches 5.0% in 2012. A one-percentage-point increase in the assumed health care cost trend rate for each year would increase the October 31, 2004 accumulated postretirement benefit obligation by $78,594 and the aggregate service and interest cost by $4,881.

NOTE 12 - GOODWILL

At fiscal year-end October 31, 2001, the Company had goodwill of $13,868,647, net of accumulated amortization of $2,328,313. The Company early adopted SFAS No. 142 on November 1, 2001 and, subsequently, discontinued goodwill amortization. Based on the Company’s current reporting structure, it has determined that it operates as three reporting units and, therefore, has assigned goodwill at the operating division level. The Company completed the first step of the transitional goodwill impairment test, which indicated that the Company’s goodwill was not impaired as of October 31, 2001. On an ongoing basis, the Company will perform an annual impairment test on May 31. The Company performed annual goodwill impairment testing in each of 2002, 2003 and 2004, which indicated that the Company’s goodwill was not impaired. At least quarterly, the Company will analyze whether an event has occurred that more likely than not will reduce the reporting unit’s fair value below its carrying amount and, if necessary, a goodwill impairment test will be performed between the annual dates. Impairment adjustments recognized after adoption, if any, will be recognized as operating expenses.

NOTE 13 - SUPPLEMENTAL CASH FLOW INFORMATION

	Year Ended October 31,
	2004	2003	2002
Cash paid during the period for:
Interest	$3,959,443	$5,266,028	$6,542,485

Income taxes (net of cash received)	$11,706,806	$(3,791,376)	$(2,409,734)

NOTE 14 - DEFERRED COMPENSATION PLAN

The Company maintains a nonqualified deferred compensation plan (the “Executive Deferred Compensation Plan”). The purpose of the Executive Deferred Compensation Plan is to provide to certain eligible employees of the Company the opportunity to: (1) defer elements of their compensation (including any investment income thereon) which might not otherwise be deferrable under the current plans; and (2) receive the benefit of additions to their deferral comparable to those obtainable under the current plans in the absence of certain restrictions and limitations in the Internal Revenue Code. Amounts deferred are paid into a trust owned by the Company and are included in other assets. The Company’s liability and trust asset under the Executive Deferred Compensation Plan as of October 31, 2004 and 2003 was $614,382 and $537,011, respectively.

NOTE 15 - ENTERPRISE-WIDE INFORMATION

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

	Financial Information Relating to Classes of Products
	2004	2003	2002
Sales to unaffiliated customers:
Merchant steel and specialty steel sections	$343,604,922	$211,209,483	$172,654,655
Fabricated bar joists and reinforcing bars	109,759,887	75,449,093	73,575,373
Billets	26,012,379	25,432,380	17,543,681

Total consolidated sales	$479,377,188	$312,090,956	$263,773,709

Information relating to geographic areas indicates that significantly all of the consolidated sales are domestic, as foreign revenues are not material.

NOTE 16 - ASSET RETIREMENT OBLIGATIONS

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

The Company adopted SFAS No. 143 on November 1, 2002. Application of the statement encompasses an industrial landfill located on the site of the Company’s subsidiary, Shredded Products Corporation, which will operate for approximately thirty-four more years before closing.

SFAS No. 143 requires pro forma disclosure of the amount of the liability for obligations as if the statement had been applied during all periods affected, using current information, current assumptions, and current interest rates. In addition, the effect of adopting a new accounting principle on net earnings and the related per share amounts is required to be shown on the face of the statement of earnings for all periods presented under APB No. 20.

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

At October 31, 2004 and 2003, the asset retirement obligation totaled $498,903 and $465,269, respectively, and is included in other non-current liabilities. Accretion expense was $33,634 in 2004 and $31,367 in 2003.

NOTE 17 - LEASES

The Company has non-cancelable operating leases for trucks and trailers used in hauling products and supplies, various manufacturing and office equipment, land used for storage and access purposes, and buildings used both as office and plant facilities and for product and supplies storage. Rental expense under operating leases was $2,063,318, $1,767,433 and $1,919,587 in 2004, 2003 and 2002, respectively.

The Company has a capital lease for land used in the manufacturing process. The liability associated with the capital lease amounted to $208,948 and $227,554 at October 31, 2004 and 2003, respectively.

The future minimum lease payments under non-cancelable operating and capital leases as of October 31, 2004 are as follows:

	Operating Leases	Capital Leases
2005	$1,777,719	$30,000
2006	1,663,118	30,000
2007	1,488,772	30,000
2008	1,447,675	30,000
2009 and after	1,350,581	140,000

Total minimum lease payments	$7,727,865	260,000

Less amounts representing interest		51,052

Present value of net minimum lease payments		208,948
Less current portion under capital lease		19,598

Long-term obligation under capital lease		$189,350

NOTE 18 - UNAUDITED QUARTERLY FINANCIAL DATA

Summarized unaudited quarterly financial data for 2004 follows:

	Three Months Ended
	January 31	April 30	July 31	October 31
Sales	$87,255,510	$118,949,522	$129,443,989	$143,728,167

Gross earnings	$8,851,857	$19,368,213	$25,938,043	$37,007,729

Net earnings	$1,533,676	$5,222,056	$7,757,545	$15,932,971

Net earnings per share:
Basic	$.14	$.48	$.71	$1.45

Diluted	$.14	$.47	$.70	$1.44

Summarized unaudited quarterly financial data for 2003 follows:

	Three Months Ended
	January 31	April 30	July 31	October 31
Sales	$61,129,954	$77,075,724	$82,285,245	$91,600,033

Gross earnings	$3,073,159	$4,276,379	$6,256,455	$10,484,358

Net earnings (loss)	$(2,129,872)	$(1,476,247)	$(319,569)	$700,735

Net earnings (loss) per share:
Basic	$(.19)	$(.13)	$(.03)	$.06

Diluted	$(.19)	$(.13)	$(.03)	$.06

To the Stockholders and Board of Directors of Roanoke Electric Steel Corporation:

We have audited the accompanying consolidated balance sheets of Roanoke Electric Steel Corporation and its wholly-owned subsidiaries (the “Company”) as of October 31, 2004 and 2003, and the related consolidated statements of earnings (loss), stockholders’ equity and comprehensive earnings (loss), and cash flows for each of the three years in the period ended October 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Roanoke Electric Steel Corporation and its wholly-owned subsidiaries at October 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 16 to the consolidated financial statements, effective November 1, 2002, the Company changed its method for accounting for asset retirement obligations in accordance with Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations.”

Raleigh, North Carolina
December 8, 2004

FORWARD-LOOKING STATEMENTS

From time to time, the Company may publish forward-looking statements relating to such matters as anticipated financial performance, business prospects, technological developments, new products, research and development activities and similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, the Company notes that a variety of factors could cause the Company’s actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company’s forward-looking statements. The risks and uncertainties that may affect the operations, performance, development and results of the Company’s business include economic and industry conditions, availability and prices of utilities, supplies and raw materials, prices of steel products, foreign and domestic competition, foreign trade policies affecting imports and exports, governmental regulations, interest rates, inflation, labor relations, environmental concerns and compliance issues, and others.

OVERVIEW

During our 2004 fiscal year, the Company reported net earnings of $30,446,248. The steel industry as a whole has experienced a very robust year in terms of earnings. The Company was able to increase its profit margins in a period of rapidly rising costs and pricing environment, as discussed more fully below.

The Company is a domestic steel manufacturing company. The Company, directly and through its subsidiaries, is engaged in the manufacturing, fabricating and marketing of merchant steel products, specialty steel sections, billets, open-web steel joists and reinforcing bars. Each subsidiary is either a supplier to the parent company or a purchaser of its finished product and billets. The Company sells its products through its sales force to our customers, which include service centers, original equipment manufacturers, and fabricators.

Roanoke Electric Steel Corporation, the parent company, is a state-of-the-art steel mini-mill located in Roanoke, Virginia. This facility melts scrap steel in electric furnaces and continuously casts the molten steel into billets. These billets are rolled into merchant steel products consisting of angles, plain rounds, flats, channels and reinforcing bars of various lengths and sizes. Excess steel billet production is sold to mills without sufficient melting capacities or facilities. Roanoke Electric Steel Corporation markets its products to steel service centers and fabricators. Steel of West Virginia, Inc., through its subsidiary, SWVA, Inc., is a steel mini-mill and steel fabricating facility operating in Huntington, West Virginia. A steel fabricating subsidiary, Marshall Steel, Inc., is located in Memphis, Tennessee. These locations produce or fabricate specialty steel sections and custom-finished products and serve niche markets. Shredded Products Corporation, a subsidiary with operations in Rocky Mount and Montvale, Virginia, extracts scrap steel and other metals from junked automobiles and other waste materials. These facilities supply the parent company with a substantial amount of its raw materials. Nonferrous metals generated in the process are sold to unrelated customers. John W. Hancock, Jr., Inc. and Socar, Inc. are steel fabrication subsidiaries located in Salem, Virginia, Florence, South Carolina and Continental, Ohio. All three operations purchase rounds and angles from the parent company to fabricate steel joists and joist girders. These joists and joist girders are used as horizontal supports for floors and roofs in commercial and industrial buildings. The Hancock facility also manufactures structural pallet rack and structural cantilever rack. This rack is used for heavy storage in retail, warehouses and distribution centers. RESCO Steel Products Corporation, a Salem, Virginia based subsidiary, fabricates concrete reinforcing steel by cutting and bending it to contractor specifications.

ECONOMIC FACTORS AND STEEL INDUSTRY TRENDS AFFECTING OPERATING RESULTS

The Company’s sales are predominantly affected by the volume of products shipped to customers, the corresponding mix of products shipped and the associated sales prices of each product. These factors can be significantly impacted by general economic conditions, industry trends and competitive pressures. The Company has limited pricing power and in general price will rise or fall based on market forces. The cost of the Company’s main raw material, scrap steel, is also based on market forces.

All direct and indirect manufacturing costs are included in cost of sales. The principle elements of cost of sales are raw materials, labor and energy. The primary components of raw materials include scrap and other additives, the costs of which are demand driven, and can be affected by available supply and inflationary pressures. The steel industry initiated a number of scrap surcharges and base-price increases during the year due to the increased cost of scrap steel. Labor costs are influenced mainly by production and shipment levels. Energy costs are associated with the Company’s utilization of both electricity and natural gas as its power sources, with electric arc furnaces using electricity and with reheat furnaces using natural gas. The arc furnaces are used in the actual melting of scrap steel (to produce billets), while the reheat furnaces are used to reheat the billets which are then rolled into a finished product. The availability of this power supply and the peak demands by the Company determine energy pricing.

INCOME STATEMENT CLASSIFICATIONS

Sales

The Company’s sales are a factor of net tons shipped, product mix and related pricing. Sales are determined by subtracting product returns, sales discounts, return allowances and claims from total sales.

Cost of Sales

The Company’s cost of sales represent all direct and indirect costs associated with the manufacture of our products. The principal elements of these costs are steel scrap, alloys, electrodes, depreciation, and freight.

Other Operating Expenses (Income)

The Company’s other operating expenses are composed of four main areas. Administrative expenses consist of costs associated with our sales, finance and accounting, and administrative departments. These costs include labor and benefits, professional services, certain insurance expenses and various property taxes. Interest expense consists of interest and financing cost amortization associated with our credit facilities as described in the notes to our financial statements contained elsewhere in this report. Profit sharing expenses are related to the Company’s various plans’ contributions which represent a percentage of earnings or agency limitations. The antitrust litigation settlement is due to partial settlements received in conjunction with a class action suit for antitrust violations against the Company’s graphite electrode suppliers.

The following table sets forth amounts from our consolidated statements of earnings (loss) along with the dollar and percentage change for fiscal 2004 compared to fiscal 2003:

	2004	2003	$ Inc (Dec)	% Inc (Dec)
Sales	$479,377,188	$312,090,956	$167,286,232	53.6%
Cost of sales	388,211,346	288,000,605	100,210,741	34.8%

Gross Earnings	91,165,842	24,090,351	67,075,491	278.4%

Other operating expenses (income):
Administrative expenses	31,666,334	23,285,533	8,380,801	36.0%
Interest expense	4,480,195	5,435,464	(955,269)	(17.6%)
Profit sharing	9,622,733	1,309,091	8,313,642	635.1%
Interest income	(207,694)	(433,558)	225,864	52.1%
Antitrust litigation settlement	(3,061,820)	(520,960)	(2,540,860)	(487.7%)

Total operating expenses	42,499,748	29,075,570	13,424,178	46.2%

Earnings (loss) before income taxes and cumulative effect of change in accounting principle	48,666,094	(4,985,219)	53,651,313	1,076.2%
Income tax expense (benefit)	18,219,846	(1,988,676)	20,208,522	1,016.2%

Earnings (loss) before cumulative effect of change in accounting principle	30,446,248	(2,996,543)	33,442,791	1,116.0%
Cumulative effect of change in accounting principle	—	(228,410)	228,410	100.0%

Net earnings (loss)	$30,446,248	$(3,224,953)	$33,671,201	1,044.1%

The following table sets forth amounts from our consolidated statements of loss along with the dollar and percentage change for fiscal 2003 compared to fiscal 2002:

	2003	2002	$ Inc (Dec)	% Inc (Dec)
Sales	$312,090,956	$263,773,709	$48,317,247	18.3%
Cost of sales	288,000,605	246,172,654	41,827,951	17.0%

Gross Earnings	24,090,351	17,601,055	6,489,296	36.9%

Other operating expenses (income):
Administrative expenses	23,285,533	22,543,027	742,506	3.3%
Interest expense	5,435,464	6,552,936	(1,117,472)	(17.1%)
Profit sharing	1,309,091	658,699	650,392	98.7%
Antitrust litigation settlement	(520,960)	—	(520,960)	*
Interest income	(433,558)	(1,055,175)	621,617	58.9%
Officer life insurance proceeds	—	(630,000)	630,000	100.0%

Total operating expenses	29,075,570	28,069,487	1,006,083	3.6%

Loss before income taxes and cumulative effect of change in accounting principle	(4,985,219)	(10,468,432)	5,483,213	52.4%
Income tax benefit	(1,988,676)	(4,459,535)	2,470,859	55.4%

Loss before cumulative effect of change in accounting principle	(2,996,543)	(6,008,897)	3,012,354	50.1%
Cumulative effect of change in accounting principle	(228,410)	—	(228,410)	*

Net loss	($3,224,953)	($6,008,897)	$2,783,944	46.3%

*	cannot be calculated

RESULTS OF OPERATIONS

Sales

Sales increased 18.3% in 2003 mainly due to improved selling prices for merchant bar products, specialty steel sections and billets. Selling prices for merchant bar products, specialty steel sections and billets increased 18.8%, 8.8% and 11.3%, respectively. The improvement in selling prices was principally due to rising scrap steel costs which prompted several industry-wide price increases as well as a strengthening in demand for the company’s products. Tons shipped of merchant bar products, specialty products and billets also increased as a result of an improvement in the company’s markets. Fabricated selling prices increased 1.1% during the year, although the total tons shipped decreased due to continued intense competition within the commercial construction industry.

The momentum obtained during 2003 continued in 2004. Sales for 2004 increased 53.6% to $479,377,188 compared to $312,090,956 in 2003. Average price per ton for merchant products, specialty products, fabricated products and billets increased 49.8%, 25.2%, 28.6% and 48.1%, respectively, due to both product mix and higher selling prices. The volatile scrap market once again prompted industry-wide price increases due to the rising cost of scrap. Tons shipped of merchant products, specialty products and fabricated products increased 15.3%, 21.4% and 15.6%, respectively. Billet shipments declined due to a greater demand for internal consumption, thus reducing the tons available for shipment to outside customers.

Cost of Sales and Gross Margins

Cost of sales increased in 2003 due, mainly, to an increase in tons shipped of specialty products and billets, and an increase in the costs of scrap steel. Cost of sales increased in 2004 due to the increased tons shipped of each product class mentioned above, and an increase in scrap costs of 72.6%.

In 2003, gross earnings as a percentage of sales was 7.7%, due primarily to an increase in selling prices in three of our product classes despite higher scrap costs. Gross earnings increased from 7.7% in 2003 to 19% in 2004. The Company experienced a widening of our gross margins during 2004 as our average selling price per ton increased quicker than our average scrap cost.

Repairs and maintenance expense for the years ended October 31, 2004, 2003, 2002 amounted to $26,372,867, $19,585,305, and $17,425,850 respectively. Repairs and maintenance fluctuates depending upon the required needs during each of the periods mentioned. The Company has no significant deferred maintenance and believes its facilities are operating within reasonable productive capacities.

Administrative Expenses

Total administrative expenses increased in 2003, mainly, due to bad debt charges of $1,264,702 as a result of the bankruptcy of a few customers, and a $1,100,000 increase in bad debt reserves in connection with another customer. These charges more than offset a decline in salaries of $173,207, director’s fees of $112,500, and administrative insurance (workers’ compensation and health claims) expense of $1,288,796. Administrative expenses as a percentage of sales decreased to 7.5% due to the increase in sales.

Administrative expenses increased 36.0% from 2003 to 2004. Executive and other management compensation increased by $4,512,121, insurance expense increased by $3,229,952 (relating mainly to claims for workers’ compensation and health benefits) and professional fees increased by $1,316,930 (most in relation to the Sarbanes-Oxley Act), more than offsetting the bad debt expense reduction of $1,249,299. Administrative expenses as a percentage of sales decreased to 6.6% due to the increase in sales.

Interest Expense

In 2003, interest expense declined due to reduced average borrowings and lower average interest rates. Interest expense declined again in 2004 as a result of reduced average borrowings and lower average interest rates. In October 2004 the Company entered into a new five-year loan agreement with its banking syndicate. The new facility provides for a revolving loan of up to $55,000,000 and a term loan of $30,000,000.

The loans will bear interest at the Company’s option at (i) one, two, three, six or, if available, nine or twelve month LIBOR as selected by the Company, or (ii) the greater of (A) the prime rate publicly announced from time to time by the loans administrative agent, or (B) the effective federal funds rate quoted by the Federal Reserve Bank of New York plus 1/2 of 1%. The term loan requires quarterly payments of principal in the amount of $1,500,000 plus interest, and the revolving loan requires quarterly payments of interest until the fifth anniversary of the credit facility at which time the outstanding principal balance of the revolving loan must be paid in full.

Profit Sharing Expense and Income Taxes

Contributions to various profit sharing plans are determined as a proportion of earnings before income taxes and should normally increase or decrease with earnings. However, in 2003 and 2002, profit sharing expense was accrued, even though consolidated operating losses were incurred, because two plans provided benefits as a result of earnings by the sponsoring companies. One plan provided no benefits due to losses by the sponsoring company. During 2004 profit sharing expense increased due to the improved profitability of the Company.

In 2003, the effective rate for income tax benefits was lower, mainly, due to the absence of a research and development refund of $487,358 received in 2002. The effective income tax rate was lower in 2004 due to a significant increase in earnings before taxes and certain state income tax credits earned. The effective income tax rates for 2004, 2003 and 2002 were 37.4%, 39.9% and 42.6%, respectively.

Interest Income

Interest income decreased in each of the comparable years resulting from both reduced interest rates and investments.

Antitrust Litigation Settlement

Other operating expense were reduced by $3,061,820 and $520,000, respectively, in 2004 and 2003 first quarters, as a result of partial settlements received in conjunction with a class action suit for antitrust litigation against the Company’s graphite electrode suppliers.

FINANCIAL CONDITION, LIQUIDITY, AND CAPITAL RESOURCES

At year-end, working capital was $115,500,754, the current ratio was 2.6 to 1 and the quick ratio was 1.0 to 1. These are sound indicators of ample liquidity and a healthy financial condition, even though, at the timing of balance sheet presentation, a portion of cash was in an overdraft position. Current debt maturities are $6,000,000 annually, which will affect future liquidity and working capital.

Net cash used in operations was ($6,111,196) for the year ended October 31, 2004. Net cash used related to operating assets and liabilities increased $55,718,031 (2004 - ($46,686,288); 2003 - $9,031,743), which was primarily attributable to the 53.6% growth in the Company’s sales. Earnings from operations improved $33,671,201 (2004 - $30,446,248; 2003 - ($3,224,953)). Earnings for 2004 included a $3,061,820 payment received from graphite electrode plaintiffs in conjunction with a class action suit for antitrust violations. Amounts received related to this matter were $520,960 in 2003. With the favorable turn in market conditions, the Company anticipates future positive cash flows, which should generate the cash needed to cover anticipated contractual obligations and various planned capital expenditures.

Net cash used in investing activities was ($159,574) for the year ended October 31, 2004. Expenditures for property, plant and equipment amounted to $4,216,791 for the year. During 2004, net cash used in investing activities included net proceeds of $4,002,236 from the sale (purchase) of investments, partially used to curtail debt.

Net cash used in financing activities was ($6,282,274) for the year ended October 31, 2004. Cash dividends of $3,951,443 were paid during the year, as the Company increased its dividend rate. Net cash used in financing activities included the refinancing of long-term debt, with the curtailment and eventual payoff of the existing loan agreement amounting to $71,792,278, against proceeds of $65,252,012 on the new credit facility. With this new credit facility, the loans are secured by a pledge of the outstanding stock in each of the Company’s direct and indirect subsidiaries and by a lien on the tangible and intangible personal property of the Company and each of its subsidiaries. The Company may prepay the loans at any time at its option, and is required to make mandatory prepayments based on certain circumstances. The loans are subject to various representations and warranties and affirmative and negative covenants, including the Company obligation to maintain a leverage ratio of less than or equal to 3:1, to maintain fixed charge coverage ratio greater than or equal to 1.10:1, and to limit capital expenditures on a consolidated basis to no more than $75,000,000 over the term of the credit facility. As to debt maturities, refer to contractual obligations below. Cash requirements near year-end pushed a portion of cash to an overdraft position of $4,777,540.

The Company’s ability to meet its debt service obligations and reduce its total debt will depend upon its future performance, which in turn, will depend upon general economic, financial and business conditions, along with competition, legislation and regulations that are largely beyond its control. The Company believes that cash flow from operations (improving with better market conditions and corporate earnings), together with availability on the new revolving credit facility, should provide the liquidity and capital resources necessary to remain competitive, fund operations, and meet required debt retirement for at least the next twelve months.

The Company was in compliance with its loan agreement as of October 31, 2004 (see Note 5).

At October 31, 2004, there were commitments for the purchase of property, plant and equipment of $1,876,297. These commitments, together with current debt maturities, will affect future earnings, working capital and liquidity, and will be financed from available cash reserves, internally generated funds and the revolving credit facility.

During the year, borrowings decreased to $64,960,960, and the ratio of debt to equity remained at 1.1 to 1. The percentage of long-term debt to total capitalization decreased from 33.7% to 27.5% at year-end. These improvements resulted from the pay down and refinancing of long-term debt.

Management is of the opinion that adoption of the Clean Air Act Amendments or any other environmental concerns will not have a materially adverse effect on the Company’s operations, capital resources or liquidity (see Note 7). Applicable additional future capital expenditures are presently estimated to be less than $10,000,000 and will be completed and funded, as the Company’s financial resources permit.

The following table sets forth the Company’s contractual obligations, excluding interest charges, at October 31, 2004, and the effect such obligations are expected to have on liquidity and cash flow in future periods:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-Term Debt	$64,752,012	$6,000,000	$12,000,000	$46,752,012	—
Capital Lease Obligations	208,948	19,598	42,381	47,016	$99,953
Operating Leases	7,727,865	1,777,719	3,151,890	2,798,256	—
Purchase Obligations	1,876,297	1,876,297	—	—	—
Other Long-Term Liabilities	3,545,148	200,000	500,000	500,000	2,345,148

Total	$78,110,270	$9,873,614	$15,694,271	$50,097,284	$2,445,101

OFF-BALANCE SHEET FINANCING ARRANGEMENTS

The Company has no material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s discussion and analysis of its financial condition and results of operations is based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. Estimates and assumptions are made, during the preparation of these financial statements that affect the amounts reported. Periodically, the Company evaluates its estimates, including those related to contracts, warranties (if any), taxes, insurance and environment. Under different assumptions and conditions, actual costs may vary from these estimates.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements:

Allowance for Doubtful Accounts - Allowances for doubtful accounts are maintained to provide for estimated losses resulting from the inability of the Company’s customers to make required payments. Such allowances are estimated based on historical loss experience (relative to aging of accounts receivable) and current market economic conditions affecting our customers (i.e., bankruptcy filing). If the amount of allowances exceeds our estimates, or if the financial condition of the Company’s customers were to deteriorate resulting in an impairment of their ability to make payments, additional allowances may be required.

Impairments of Long-Lived Assets - In accordance SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated during the life of those assets are less than the assets’ carrying amounts. The impairment loss is measured by comparing the fair value of the asset to its carrying amount.

Self-Retained Insurance Risks - The company has self-retained insurance risks associated with coverage for workers’ compensation and insurance plans. Accrued liabilities have been recorded based on estimates of the ultimate costs to settle incurred and incurred but not reported claims. The Company’s estimates are based on judgments and actuarial assumptions regarding the frequency and severity of claims, historical claims loss data, economic conditions and claim management and settlement practices. If actual claims loss experience exceed our estimates, additional liabilities may be required.

Contingencies - Compliance with environmental laws and regulations established by federal, state and local authorities may subject the Company to additional costs. The Comany believes it is in compliance with such laws and regulations based on currently available facts and present laws and regulations.

Recently Adopted and Recently Issued Accounting Pronouncements

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

In December 2002, SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of SFAS No. 123, Accounting for Stock-Based Compensation”, was issued. This statement was issued to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The amendments to SFAS No. 123 in paragraphs 2 (a)-2 (e) of this statement were effective for financial statements for fiscal years ending after December 15, 2002 (see Notes 1 and 10).

In November 2002, the FASB issued FASB Interpretation No. (“FIN”) 45, ‘Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others”. It clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. The objective of the initial measurement of the liability is the fair value of the guarantee at its inception. The initial recognition and initial measurement provisions of FIN 45 are effective on a prospective basis to guarantees issued or amended after December 31, 2002. The Company will record the fair value of future material guarantees, if any. The adoption of FIN 45 had no significant impact on the Company’s financial condition or results of operations.

In January 2003, FIN 46, “Consolidation of Variable Interest Entities - an Interpretation of ARB No. 51”, was issued (revised December 2003). This interpretation provides guidance related to identifying variable interest entities (previously known as special purpose entities or SPEs) and determining whether such entities should be consolidated. This interpretation must be applied immediately to variable interest entities created or obtained after January 31, 2003, however certain provisions of the interpretation were deferred until the period ending after March 15, 2004. The company does not have any variable interest entities, and the adoption of this interpretation did not have an effect on the Company’s results of operations or financial condition.

In April 2003, the FASB issued SFAS No. 149, “Accounting for Derivative Instruments and Hedging Activities.” The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The amendments set forth in SFAS No. 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except for certain outlined exceptions. The adoption of SFAS No. 149 did not have a material impact on the Company’s results of operations or financial condition.

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

In May 2004, the FASB issued FASB Staff Position (“FSP”) No. 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.” When adopted, FSP No. 106-2 will supersede FSP No. 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” which was issued in January 2004 and permitted a sponsor of a postretirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effects of the Act until more authoritative guidance on the accounting for the federal subsidy was issued, which the Company elected. FSP No. 106-2 requires the Company to assess the impact of the federal subsidy on the accumulated postretirement benefit obligation and net periodic postretirement benefit cost. The Company adopted FSP No. 106-2, and based on its evaluating the effects of this Position, has determined there to be no material impact on the Company’s financial position or results of operations.

The Common Stock of Roanoke Electric Steel Corporation is traded on the Nasdaq National Market using the symbol RESC. At year-end, there were approximately 540 shareholders of record. All amounts below are per share.

	2004 Stock Prices		2003 Stock Prices		Cash Dividends
	High	Low	High	Low	2004	2003
First Quarter	$13.26	$9.30	$11.03	$9.33	$.05	$.05
Second Quarter	14.83	12.10	11.25	6.55	.10	.05
Third Quarter	14.57	11.60	9.20	5.98	.10	.05
Fourth Quarter	16.88	13.35	10.20	8.90	.11	.05

Officers

Donald G. Smith, 69

Chairman, Treasurer and Chief Executive Officer

47 years of service

T. Joe Crawford, 49

President and Chief Operating Officer

27 years of service

J. Kenneth Charles, III, 51

President, Socar, Inc.

27 years of service

Timothy R. Duke, 53

President and Chief Executive Officer,

Steel of West Virginia, Inc.

17 years of service

James F. Garlow, 68

President, John W. Hancock, Jr., Inc.

43 years of service

H. James Akers, Jr., 65

Vice President, Melt Operations

48 years of service

Daniel L. Board, 67

Vice President, Purchasing

44 years of service

Donald R. Higgins, 59

Vice President-Sales

39 years of service

Mark G. Meikle, 40

Vice President-Finance, Assistant Treasurer and Chief Financial Officer

11 years of service

William M. Watson, Jr., 49

General Counsel and Secretary

1 year of service

Board Of Directors

George B. Cartledge, Jr.

Chairman,

Grand Home Furnishings, Inc.

T. Joe Crawford

President and Chief Operating Officer,

Roanoke Electric Steel Corporation

Timothy R. Duke

President and Chief Executive Officer,

Steel of West Virginia, Inc.

George W. Logan

Chairman,

Valley Financial Corporation

Charles I. Lunsford, II

Retired Chairman,

Charles Lunsford Sons & Associates

Thomas L. Robertson

Chairman,

Carilion Foundation

Donald G. Smith

Chairman, Treasurer and Chief Executive Officer,

Roanoke Electric Steel Corporation

Charles W. Steger

President,

Virginia Polytechnic Institute and State University

Joseph H. Vipperman

Retired Executive Vice President-Corporate Services,

American Electric Power Company

Committees Of The Board

Executive:

D. G. Smith, Chairman;

T. L. Robertson, G.W. Logan,

G. B. Cartledge, Jr.

Audit:

T. L. Robertson, Chairman;

G.W. Logan, C.W. Steger

Compensation:

G. B. Cartledge, Jr., Chairman;

C. I. Lunsford, II, J. H. Vipperman

Profit Sharing:

C. I. Lunsford, II, Chairman;

D. G. Smith, M. G. Meikle

Nominating and Corporate Governance:

C. I. Lunsford, II, Chairman;

G. B. Cartledge Jr., C.W. Steger

Corporate Information

Annual Meeting

The 2005 Annual Meeting of Shareholders will be held at 10:00 a.m. on Friday, January 28, 2005 at the American Electric Power Company Building, 40 Franklin Road, S.W., Roanoke, Virginia.

Outside Counsel

Woods Rogers P.L.C.

Roanoke, Virginia

Transfer Agent

Shareholder Inquiries:

Roanoke Electric Steel Corporation

c/o EquiServe

P.O. Box 43012

Providence, RI 02940-3010

1-800-633-4236

www.equiserve.com

Dividend Reinvestment Plan

Roanoke Electric Steel offers its shareholders a dividend reinvestment plan through its transfer agent. For more information, please contact the transfer agent or William M. Watson, Jr., General Counsel and Secretary.

Independent Auditors

Deloitte & Touche LLP

Raleigh, North Carolina

Stock Listing

Nasdaq National Market

Symbol: RESC

Financial Information

Analysts, investors and others seeking financial information are requested to contact: Mark G. Meikle, Vice President-Finance or William M. Watson, Jr., General Counsel and Secretary.

Copies of the Corporation’s Annual Report or Form 10-K may be obtained without charge by writing to Mr. Watson at the address below.

Corporate Office

102 Westside Boulevard NW (zip 24017)

P. O. Box 13948

Roanoke, Virginia 24038-3948

540-342-1831

Roanoke Electric Steel Corporation

Steel Mini-mills

Parent:

Roanoke Electric Steel Corporation

102 Westside Boulevard NW (zip 24017)

P. O. Box 13948

Roanoke, Virginia 24038-3948

Telephone: 540-342-1831 Sales: 800-753-3532 Fax: 540-342-6610

Web site: www.roanokesteel.com E-mail: sales@roanokesteel.com

Subsidiary:

SWVA, Inc.

17th Street & 2nd Avenue (zip 25703)

P. O. Box 2547

Huntington, West Virginia 25726-2547

Telephone: 304-696-8200 Sales: 800-624-3492 Fax: 304-529-1479

Web site: www.swvainc.com E-mail: steel@swvainc.com or sales@swvainc.com

Steel Fabricators

Subsidiaries:

John W. Hancock, Jr., Inc.

2535 Diuguids Lane

P. O. Box 3400

Salem, Virginia 24153

Telephone: 540-389-0211 Sales: 800-336-5773 Fax: 540-389-0378

Web site: www.hancockjoist.com E-mail: jwmail@hancockjoist.com

Marshall Steel, Inc.

1555 Harbor Avenue

P. O. Box 13463

Memphis, Tennessee 38113-0463

Telephone: 901-946-1124 Fax: 901-946-5676

Web site: www.swvainc.com E-mail: sales@marshallsteel.com

RESCO Steel Products Corporation

438 Kessler Mill Rd.

Salem, Virginia 24153

P. O. Box 13948

Roanoke, Virginia 24038-3948

Telephone: 540-387-0284 Sales: 800-868-0628 Fax: 540-389-4971

E-mail: jimcarr@rescosteel.com

Socar, Inc.

2527 East National Cemetery Road (zip 29506)

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

Shredded Products Corporation

700 Commerce Road

Rocky Mount, Virginia 24151

Telephone: 540-489-7599 Fax: 540-489-8431

1144 Fluff Road

P. O. Box 159,

Montvale, Virginia 24122

Telephone: 540-947-2225 Toll free: 877-668-8253 Fax: 540-947-5173